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04046166

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MTN Group Limited

*CURRENT ADDRESS 3 Alice Lane
Sandown Ext. 38
Sandton 2146
South Africa

PROCESSED
NOV 17 2004
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5798 FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DATE: 11/16/04

82-5192

ARS
3-31-04



**MTN Group Limited**
**Business Report 2004**

Y'ello

Our vision is to be the leading provider of communication services

## Contents

# *Highlights*

Subscribers increased to over 9,5 million ⇧ 42%

Revenue increased to R23,9 billion ⇧ 23%

Profit after tax increased to R4,3 billion ⇧ 94%

Adjusted headline EPS increased to 253,1 cents ⇧ 77%

Dividend of 41 cents per share declared

*Subscribers*
*(million)*


3,5
4,8
6,7
9,5
01
02
03
04

*Group revenue*
*(R billion)*


8
12
19
24
01
02
03
04

*Group EBITDA*
*(R billion)*


3
4
6
9
01
02
03
04

*Adjusted headline EPS*
*(cents per share)*


73
73
143
253
01
02
03
04

## 2001

*MTN International acquired national GSM 900 MHz and GSM 1 800 MHz licences in Nigeria at a cost of US$285 million and launched operations in August*

*MTN Holdings acquired CiTEC, a tier-one internet service provider (now MTN Network Solutions), to increase the range of data services provided to corporate customers*

*Launch of MTN's social investment vehicle, the MTN Foundation, which strives to improve the quality of life in the communities in which MTN operates*

## 2002

*MTN management and staff acquired an 18,7% interest in the MTN Group through the acquisition of the interest held by Ice Finance BV/Transnet – the shares are held in trust by Newshelf 664*

*M-Cell renamed MTN Group to consolidate group structure, reinforce African presence and awareness of the brand*

*MTN Nigeria started construction of Y'elloBahn, a 3 400-kilometre long countrywide microwave radio transmission backbone*

*MTN telecoms provider and sponsor of the World Summit on Sustainable Development held in Johannesburg in August*

## 2003

*Johnnic unbundled 31,9% stake in the MTN Group increasing free float to just under 75%*

*MTN Nigeria secured US$345 million project finance package to fund the further expansion of its infrastructure in the country*

*First to launch MyChoice range, MTN's unique package that allows consumers to spend their inclusive value on voice or data calls, or SMS. With MyChoice TopUp, consumers can top up their accounts with Pay as You Go cards*

*Group decision to establish MTN Foundation in all operations, for social investment*

*First Sustainability Report published*

## 2004

*MTN celebrated ten years of operation*

*MTN recorded almost ten million subscribers in its operations across the Group*

# Ten years of cellular freedom

## 1993 – 1994

MTN Network Operator awarded national GSM 900 MHz licence

M-Cell (now MTN Group) incorporated in South Africa

MTN Network Operator commercial launch in June 1994

MTN's South African GSM network roll-out recorded as one of the world's fastest

## 1995

M-Cell converted to a public company with investments that include a 25% shareholding in MTN Holdings and a 60% shareholding in M-Tel, a cellular service provider (now MTN Service Provider)

MTN Holdings acquired service provider M-Tel

## 1996

MTN Network Operator first to launch pre-paid platform

## 1997 – 1998

MTN expanded into Africa, acquiring licences in Uganda, Rwanda and Swaziland

MTN Network Operator awarded ISO 9001 accreditation for network, the first in Africa

## 1999

M-Cell acquired 100% of Orbicom

MTN Network Operator awarded ISO 14001 accreditation for environmental management

M-Cell increased stake in MTN Holdings to 72%

## 2000

MTN International acquired a national GSM 900 MHz licence in Cameroon

Launch of MTNICE – MTN's innovative mobile portal for information, commerce and entertainment

M-Cell acquired the remaining shareholding in MTN Holdings from Transtel

# MTN Group profile

*MTN Group Limited is a leading provider of communications services, offering cellular network access and business solutions. The MTN Group is listed on the JSE Securities Exchange South Africa under the Industrial – Non-cyclical services – Telecommunications sector.*

*As at 31 March 2004, the MTN Group had 9,5 million subscribers across its cellular network operations. To date, MTN Group has invested approximately R17 billion in telecommunications infrastructure across the African continent.*

## MTN South Africa

MTN South Africa operates through MTN Network Operator and MTN Service Provider. Launched in 1994, MTN is South Africa's second-largest cellular network operator with 6,3 million subscribers at the end of the year under review. The Company's national GSM network is one of the largest networks in the world, with approximately 4 245 sites covering 19 200 km of road and 1 000 000 $km^2$ of land, and provides access to 96% of South Africa's population.

## MTN Nigeria

A subsidiary of MTN International, MTN Nigeria was launched in 2001 and is the leading GSM operator in that country, with a base of almost 2 million subscribers as at 31 March 2004. MTN Nigeria's GSM network currently comprises over 839 base stations, 16 mobile switches and 3 400 km of transmission infrastructure, providing access to approximately 43% of Nigeria's population.

## Other mobile operations

MTN International also offers cellular network access and associated services through its subsidiaries and joint ventures in Cameroon, Uganda, Rwanda and Swaziland. These operations recorded a combined total of 1,2 million subscribers as at 31 March 2004.

## Strategic Investments

Strategic Investments is responsible for identifying and exploiting new growth opportunities on behalf of the Group, both in South Africa and internationally. The division also manages the Group's investments in non-mobile ventures, including: MTN Network Solutions, providing managed network services to the corporate market; Airborn, responsible for exploitation of innovation and intellectual property; Orbicom, a pan-African satellite signal distributor, which the Board is currently considering divestment of; and Electronic Funds Transfer Operation, Nigeria.

# Group structure
*as at 31 March 2004*


MTN
MTN Group
100%
MTN
MTN Holdings
MTN South Africa
MTN
100%*
MTN Network Operator
40%**
LEAF
MTN
Service Provider
100%*
eB
30%**
eBucks.com
iTalk
CELLULAR
41%**
MTN International
100%*
MTN
MTN International
30%†
MTN
MTN Swaziland
100%*
MTN
MTN Mauritius
40%†
70%*
MTN
MTN Rwanda
MTN
MTN Cameroon
52%†
75%*
MTN
MTN Uganda
MTN
MTN Nigeria
Strategic Investments
Orbicom
100%*
60%†
MTN NETWORK SOLUTIONS
airborn
wired & wireless
50%*
50%*
NEFTO
Strategic
investments
* Subsidiary
** Associate
† Joint venture



## Some of our accomplishments over the past 10 years

# Technology

### sms pop

A PC-based SMS application that enables users to send and receive SMS messages on PCs or mobile handsets

### My Choice TopUp

An innovative post-paid/pre-paid hybrid package offering consumers the benefits of contract with the control of pre-paid



### Mobile credit

A mobile point of sale solution for credit card processing and cheque guarantees that can be accessed from any cellphone, anywhere, anytime

### Y'elloBahn

Nigeria's first nationwide transmission backbone that spans 3 400 km and enables 1 900 voice calls simultaneously



# People



## 6 063 employees

Businesses in related industries have also created several times this amount of jobs as part of the wider economic impact of MTN's investment activities

## Developing staff

On average, 3% of payroll is spent on training

## 9,5 million subscribers

in six countries across Africa



*Some of our accomplishments over the past 10 years*

# Community

## a solid contribution to CSI

A continent-wide investment in ICT educational support, science and technology, health and HIV/AIDS, economic empowerment and the arts - growing in tandem with our operations

## R17 billion investment in telecommunication infrastructure

Group infrastructural developments contribute to long-term economic development and the realisation of NEPAD's ICT goals

## Commitment to empowerment

Group procurement policy focuses on developing a proudly African company through employing a representative workforce, and building local supply chain partnerships in the countries where we operate

# MTN Group values

The MTN Group is a multinational Company operating in a wide range of countries and cultures. The Company has, at its core, five shared values adopted and accepted across all its operations that inform our business principles, conduct and interaction with all stakeholders:

## Leadership

*Qualities – foresight, commitment, guidance*

- Building a future for our people and the customers we serve.
- Leading the way in connectivity enablement.

## Integrity

Qualities – solid principles, trusted, togetherness

- We are, because of you, our customer.
- We are, because of you, our employee.
- With your trust and belief we will always succeed.

## Can do

Qualities – optimism, future focus, passionate, happening

- Creating brighter futures, for everyone whose life we touch.
- Empowering people, communities and countries.
- Creating possibility.

## Innovation

Qualities – simplicity, imagination, insight, creativity

- Doing things differently.
- Making unlikely connections.
- The unexpected exceeds expectations.

## Relationships

Qualities – teamwork, friendly, personal, warm and caring

- Connecting with people on their level.
- Having empathy for their unique situations.
- Building relationships with our customers (internal and external).

# MTN Group Limited
# Business Report 2004

## MTN today



*We are proud of our continued strong performance*


MTN

# Group footprint at a glance

| Cameroon | |
|---|---|
| Launch date: | Feb 2000 |
| MTN Group shareholding: | 70% |
| Population: | 16,6 million |
| Mobile penetration: | 6,7% |
| Subscriber numbers: | 581 000 |

| South Africa | |
|---|---|
| Launch date: | Jun 1994 |
| MTN Group shareholding: | 100% |
| Population: | 45,7 million |
| Mobile penetration: | 36% |
| Subscriber numbers: | 6 270 000 |

| Nigeria | |
|---|---|
| Launch date: | Aug 2001 |
| MTN Group shareholding: | 75% |
| Population: | 130 million |
| Mobile penetration: | 3,1% |
| Subscriber numbers: | 1 966 000 |

| Swaziland | |
|---|---|
| Launch date: | Jul 1998 |
| MTN Group shareholding: | 30% |
| Population: | 1,1 million |
| Mobile penetration: | 7,7% |
| Subscriber numbers: | 85 000 |

| Rwanda | |
|---|---|
| Launch date: | Jul 1998 |
| MTN Group shareholding: | 40% |
| Population: | 8,7 million |
| Mobile penetration: | 1,2% |
| Subscriber numbers: | 146 000 |

| Uganda | |
|---|---|
| Launch date: | Oct 1998 |
| MTN Group shareholding: | 52% |
| Population: | 24,5 million |
| Mobile penetration: | 3,1% |
| Subscriber numbers: | 495 000 |


Uganda
Rwanda
Nigeria
Cameroon
Swaziland
South Africa
Cellular operations
Satellite footprint in other countries through Orbicom

# *Board of Directors*

*The MTN Group Board constitutes a strong team that advises and guides business strategy and operations.*



MC Ramaphosa (51)
BProc, LLD (hc)
Chairman
Non-executive Director since 2001



PF Nhleko (43)
BSc (Civil Eng), MBA
Group Chief Executive Officer
Executive Director since 2002



DDB Band (59)
BCom, CA(SA)
Non-executive Director since 2001



SL Botha (39)
BEcon (Hons)
Executive Director Marketing
Executive Director since 2003



PL Heinamann (62)
AMP (INSEAD), FSRM (SA)
Non-executive Director since 2001



SN Mabaso (34)
BCom, CA(SA)
Non-executive Director since 2002



RD Nisbet (48)
BCom, BAcc, CA(SA)
Group Finance Director
Executive Director since 2001



JHN Strydom (65)
MCom(Acc), CA(SA)
Non-executive Director since 2004



I Charnley (43)
MAP, CPIR
Commercial Director

Executive Director
since 2001



ZNA Cindi (53)
Non-executive Director
since 1999



RS Dabengwa (45)
BSc (Eng), MBA
Group Chief Operating Officer

Executive Director
since 2001



AF van Biljon (57)
BCom, CA(SA), MBA
Non-executive Director
since 2002



LC Webb (55)
BSc (Elec Eng)
Alternate to SN Mabaso
since 2002

# Board of Directors CVs

## *MC Ramaphosa (51)*

BProc, LLD (hc)
**Chairman**
Non-executive Director* since 2001

Cyril is the Executive Chairman of Millennium Consolidated Investments and serves as Non-executive Director of a number of other companies including Johnnic Holdings Limited, SABMiller plc, FirstRand Limited and Macsteel Holdings (Pty) Limited. He was involved in the political transformation process in South Africa as head of the ANC's negotiating team. His previous positions include Chairperson of the Constitutional Assembly, Member of Parliament, Secretary General of the ANC and General Secretary of the National Union of Mineworkers.

## *PF Nhleko (43)*

BSc Civil Eng, MBA
**Group Chief Executive Officer** since 2002

Phuthuma assumed the position of Group CEO MTN Group Limited effective 1 July 2002. Phuthuma was previously the Executive Chairman and one of the founding members of Worldwide African Investment Holdings (Pty) Limited ("WAIH"), a pre-eminent investment holding company with significant interests primarily in the Petroleum and Telecommunications/IT industries.

Prior to the establishment of WAIH, Phuthuma was a senior executive of the Standard Merchant Bank corporate finance team (1991 – 1994). Phuthuma practised as a civil engineer in the USA, Swaziland and South Africa prior to his joining Standard Merchant Bank. Phuthuma has been a director on various boards of listed companies which include among others: Johnnic Holdings Limited, Nedbank Investment Bank, Nedcor Limited, The Bidvest Group Limited, Alexander Forbes and Old Mutual South Africa.

## *DDB Band (59)*

BCom, CA(SA)
Non-executive Director* since 2001

Doug has had a varied business career, rising to the position of Managing Director of CNA Gallo Limited in 1987. In 1990, he was appointed Chief Executive of The Argus Holdings Group, and in 1995 was appointed Chairman and Chief Executive of Premier Group Limited. In January 2000, he took up a position as consultant to the capital investments division of Standard Corporate and Merchant Bank and currently serves as a Non-Executive on the boards of MNet/Supersport, Standard Bank Group, Tiger Brands Limited and the Bidvest Group.

## *SL Botha (39)*

BEcon (Hons)
**Executive Director: Marketing**
Executive Director since 2003

Santie joined MTN in 2003 as Executive Director responsible for marketing. Prior to that, she was Group Executive Director at Absa Bank. She was awarded Young Business Person of the Year 1998 and Marketer of the Year 2002. Prior to Absa, she worked for Unilever (UK) for six years before returning to South Africa in April 1996. Other board appointments outside the Group include the Marketing Federation of Southern Africa and National Business Initiative.

## *I Charnley (43)*

MAP, CPIR
**Commercial Director**
Executive Director since 2001

Irene, a former Non-executive Chairperson of the Group, joined MTN as Commercial Director of the Group in 2001 to head up the Strategic Investments division. She was awarded Business Woman of the Year in 2000 and nominated as one of the top 50 businesswomen outside of the USA. Other major directorships outside the Group include Metropolitan Holdings Limited and FirstRand Bank Limited. She was also a member of the King Committee on Corporate Governance.

*ZNA Cindi (53)*
Non-executive Director* since 1999

*Zithulele has 15 years of trade union background as* an educator, trustee and chief administrator for the Black Electrical and Electronics Workers Union and the Metal and Electrical Workers Union of SA. Other *directorships in major companies are* Community Growth Management Company, National Productivity Institute and Johnnic Holdings Limited.

*RS Dabengwa (45)*
BSc (Eng), MBA
Group Chief Operating Officer
Executive Director since 2001

Prior to joining MTN in 1999, Sifiso was employed by Eskom as Executive Director responsible for distribution. Before joining Eskom in 1992, he worked as a consulting electrical engineer in the building services and township development areas. Outside the Group he currently serves on the board of Impala Platinum Holdings Limited.

*PL Heinamann (62)*
AMP (INSEAD), FSRM (SA)
Non-executive Director* since 2001

*Paul started in the insurance broking industry in 1960.* He was the President of South African Insurance Brokers Association and Insurance Institute of South Africa. In September 1976, he joined what is now Alexander Forbes. Other *major directorships include* Guardrisk Holdings Limited. He was recently re-appointed as Non-executive Chairman of Alexander Forbes Limited.

*SN Mabaso (34)*
BCom, CA(SA)
Non-executive Director since 2002

Sindi is currently Chief Financial Officer of Transnet Limited. Before joining Transnet, she was Financial Director for SARHWU Investment Holdings and a partner of Gobodo Incorporated.

*RD Nisbet (48)*
BCom, BAcc, CA(SA)
Group Finance Director
Executive Director since 2001

Rob has been with MTN since 1995. His previous experience includes Managing Director, positions *in the Engineering sector, as well as Financial* Directorships of both listed and unlisted companies.

*JHN Strydom (65)*
MCom (Acc), CA(SA)
Non-executive Director since 2004

Jan was previously Financial Manager of the Rumble Group. He is a registered practicing public accountant and auditor and is the founding partner of Strydoms Incorporated, Chartered Accountants (SA); Registered Accountants and Auditors, a firm specialising in business valuations, litigation support and forensic investigations. He serves as a non-executive on the board of GrowthPoint Properties Limited, is a Commissioner of the Public Investment Commissioners and a member of the Special Income Tax Court.

*AF van Biljon (57)*
BCom, CA(SA), MBA
Non-executive Director* since 2002

Alan has a specialised financial consultancy under the name of van Biljon and Associates. Alan served as *Chief Financial Officer to the Standard Bank Group* from 1996 to 2002. Among other appointments he is on the boards of Sage Group Limited and Hans Merensky Holdings.

*LC Webb (55)*
BSc (Elec Eng)
Alternate to SN Mabaso since 2002

** Independent*

# EXCO members

*At the core is an executive team which manages the day to day business operations.*



PF Nhleko
BSc (Civil Eng), MBA
Group Chief Executive Officer



SL Botha
BEcon (Hons)
Executive Director Marketing



I Charnley
MAP, CPIR
Commercial Director



Y Muthien
MA, DPhil (Oxford)
Group Executive Corporate Affairs



PD Norman
MA (Psychology)
Group Executive Human Resources



KW Pienaar
BSc (Electrical & Electronic Engineering), PrEng
Group Chief Technology and Information Officer



RS Dabengwa
BSc (Eng), MBA
Group Chief Operating Officer



RD Nisbet
BCom, BAcc, CA(SA)
Group Finance Director



CG Utton
BCom, BAcc, CA(SA)
Group Executive Operations



CS Wheeler
BA, LLB, Higher Diploma in Tax Law, Attorney of the High Court of South Africa
Group Executive Commercial Legal

# EXCO members CVs

## *PF Nhleko*

BSc (Civil Eng), MBA
**Group Chief Executive Officer**

Phuthuma assumed the position of Group CEO MTN Group Limited effective 1 July 2002. Phuthuma was previously the Executive Chairman and one of the founding members of Worldwide African Investment Holdings (Pty) Limited ("WAIH"), a pre-eminent investment holding company with significant interests primarily in the Petroleum and Telecommunications/IT industries.

Prior to the establishment of WAIH, Phuthuma was a senior executive of the Standard Merchant Bank corporate finance team (1991 – 1994). Phuthuma practised as a civil engineer in the USA, Swaziland and South Africa prior to his joining Standard Merchant Bank. Phuthuma has been a director on various boards of listed companies which include among others: Johnnic Holdings Limited, Nedbank Investment Bank, Nedcor Limited, The Bidvest Group Limited, Alexander Forbes and Old Mutual South Africa.

## *SL Botha*

BEcon (Hons)
**Executive Director Marketing**

Santie joined MTN in 2003 as Executive Director responsible for marketing. Prior to that, she was Group Executive Director at Absa Bank. She was awarded Young Business Person of the Year 1998 and Marketer of the Year 2002. Prior to Absa, she worked for Unilever (UK) for six years before returning to South Africa in April 1996. Other board appointments outside the Group include Marketing Federation of Southern Africa and National Business Initiative.

## *I Charnley*

MAP, CPIR
**Commercial Director**

Irene, a former Non-executive Chairperson of the Group, joined MTN as Commercial Director of the Group in 2001 to head up the Strategic Investments division. She was awarded Business Woman of the Year in 2000 and nominated as one of the top 50 businesswomen outside of the USA. Other major directorships outside the Group include Metropolitan Holdings Limited and FirstRand Bank Limited. She was also a member of the King Committee on Corporate Governance.

## *RS Dabengwa*

BSc (Eng), MBA
**Group Chief Operating Officer**

Prior to joining MTN in 1999, Sifiso was employed by Eskom as Executive Director responsible for distribution. Before joining Eskom in 1992, he worked as a consulting electrical engineer in the building services and township development areas. Outside the Group, he currently serves on the board of Impala Platinum Holdings Limited.

## *RD Nisbet*

BCom, BAcc, CA(SA)
**Group Finance Director**

Rob has been with MTN since 1995. His previous experience includes Managing Director positions in the Engineering sector, as well as Financial Directorships of both listed and unlisted companies.

## *Y Muthien*

MA, DPhil (Oxford)
**Group Executive Corporate Affairs**

Before joining MTN in 2000 as Group Executive Corporate Affairs, Yvonne was Executive Director, Democracy and Governance for Human Sciences Research Council, RSA. She was awarded Grand Counsellor of the Order of Baobab by President Mbeki in 2002 and awarded the Status Officer, The Order of St John, an Order of Her Majesty the Queen in 1999. She serves as the Chairperson of the President's Advisory Council on National Orders, and as non-executive director of Transnet.

### *PD Norman*

MA (Psychology)
Group Executive Human Resources

Paul has been Group Executive since 1997. He has spent more than 10 years in the field of HR and has worked extensively in the transport and telecommunications industry.

Paul is a registered psychologist. He completed various executive development programmes at Wits Business School and IMD in Switzerland. He is a trustee of CAMAF ("Chartered Accountants Medical Aid Fund"). He was awarded HR Practitioner of the Year in 2003 by the Institute for People Management (IPM).

### *KW Pienaar*

BSc (Electrical and Electronic Engineering), PrEng
Group Chief Technology and Information Officer

Karel started his career at Telkom SA Limited and was involved in the full spectrum of Telecommunication and Technical Management. Subsequent to Telkom, he was the Technical Director of Elex Electronic Limited, CRB Divisional Head Communications and MultiChoice (Strategic Business Development Manager).

Karel is and has been for the past 10 years the Group Executive Networks, Chief Technology Officer in charge of the network for MTN. In 2001, after MTN won the licence for Nigeria, Karel was appointed CEO of MTN Nigeria for a year to handle the start up. In 2003 Karel was promoted to the position of Group Chief Technology and Information Officer.

### *CG Utton*

BCom, BAcc, CA(SA)
Group Executive Operations

Campbell has been with the Group since January 1999, previously in the role of Financial Director of MTN International. Before joining MTN, he was Financial and Operations Director of ABB's operations in sub-Saharan Africa. Prior to that, he was a partner in the Cape Town offices of Arthur Andersen & Co. Campbell is on the boards of all the MTN International operations.

### *CS Wheeler*

BA, LLB, Higher Diploma in Tax Law, Attorney of the High Court of South Africa
Group Executive Commercial Legal

Charles spent 12 years as an attorney in private practice concentrating on commercial law. Prior to joining MTN, Charles was employed by the Standard Bank Group as Director Legal Services. He is in charge of all commercial legal, company secretarial and governance issues in the MTN Group.

# Chairman's report



*In its ten year existence, the MTN Group has earned a reputation for being enterprising and contributing to the African renaissance.*

MC Ramaphosa Chairman

## Dear stakeholder

It is a great pleasure to review the MTN Group's results for the 2004 financial year. This year's annual report is distinguished as we jointly celebrate ten years of democracy in South Africa and our tenth anniversary of operation.

In line with the MTN Group's adopted reporting format, the 2004 annual report comprises two complementary publications, the business and the sustainability reports. The former reviews the Company's operational and financial performance for the financial year ended 31 March 2004, while the latter reviews our economic, social and environmental business practices.

## Financial and operational highlights

The financial year to 31 March 2004 has again yielded positive results for the Group. Consolidated revenue amounted to R23,9 billion, a 23% increase from last year's R19,4 billion. EBITDA grew by 44% to R9,0 billion, while adjusted headline earnings per share amounted to R253,1 cents, a 77% increase on the previous year.

Due to the Group's strong performance and free cash generation, especially by the South African operations, the dividend policy was reinstated, and a dividend of 41 cents per share declared subsequent to year-end.

## Tenth anniversary review

MTN is indeed proud that its tenth birthday coincides with that of the advent of democracy in South Africa. It is a great honour for us to share such special origins. The Group has, in its ten-year existence, earned a reputation as one of the most enterprising companies to enter the telecommunications arena, a pioneer in economic development efforts and a contributor towards the African renaissance.

The Group's investments are rooted in the belief that telecommunications infrastructure and associated benefits are a crucial element in continental development initiatives.

With its roots in South Africa, the MTN Group is today a truly African multinational telecommunications company with cellular, fixed-line, satellite, internet connectivity and mobile application assets that have established it as a pre-eminent provider of communications services and solutions.

Since inception in 1994, MTN has invested R17 billion in infrastructure to deliver communication solutions. Its six GSM cellular networks provide 9,5 million Africans with basic voice and enhanced data services. The Group's infrastructure enables communication across countries and continents, and the accompanying teledensity improvements and economic benefits have contributed significantly to NEPAD's information and communication technology priorities.

## Corporate governance

The Group, at all levels, subscribes to the values of formal good corporate governance and applies the recommendations of the King report on Corporate Governance and the JSE Listings Requirements. Our commitment is founded on the conviction that good corporate governance yields disciplined business management and ethics.

Developments in the year under review include the formal approval and adoption of our code of ethics. The code details our commitment to the principles of integrity, honesty, ethical behaviour and compliance with all laws and regulations. Subsequent to the year-end, the Board approved the formation of the Group Tender Committee. The latter will consider all Group procurement tenders and ensure transparency of processes. The committee also augments the existing Executive, Group Audit, Risk Management and Corporate Governance, Nominations, Remuneration and Human Resources Committees.

During the year it was my pleasure to welcome Santie Botha to the Board as Executive Director Marketing and Jan Strydom as a Non-executive Director appointed by the Public Investment Commissioners, a key funding provider to Newshelf 664. Unfortunately the Board also saw the resignation of Lazarus Zim as Executive Director and Jacob Modise as Alternate Non-executive Director, who moved on to pursue other interests.

## Sustainable development

The Board, executive management and employees are committed to a triple bottom-line approach in managing the Group's activities. We seek to ensure a balance between the Company's economic performance, and the impact on the society and the environment in which we operate.

In our various operations, sustainability practices and impact are highlighted by management practices that encompass employment equity, staff development, occupational safety and health, and addressing HIV/AIDS in the workplace.

We strive to maintain excellence in the roll-out of our services, especially in the manner in which we serve our customers. The Group has continued its focus on providing improved customer service while developing customer-driven communication solutions.

In the communities in which we operate, the sustainability of our engagements is supported by contributions to bridge the digital divide, good corporate citizenship and local empowerment practices.

The Group's empowerment achievements are manifest in progress made to achieve employment equity targets and black economic empowerment procurement spend. To date, 34,2% of managers are black (African, coloured and Asian), over the set South African target of 33,1%, and at an operational level, 68,2% of staff members are black, slightly below the set target of 68,4%. MTN South Africa's BEE procurement spend for the year was R647 million, 29% above the amount of R500 million last year.

Detailed information regarding employment equity and BEE achievements and our sustainability principles and practices is contained in our Sustainability Report 2004.

## Prospects

In pursuit of sustained growth that will benefit all our stakeholders, the Group has and will continue to evaluate new investments on the African continent as well as in the Middle East.

We remain confident that the Group's endeavours to gain new licences and to establish operations in new markets will be successful in the short to medium term.

## Acknowledgements

The milestone achieved by the Group and the strides made in the year under review are the result of passionate and concerted efforts of employees and management teams throughout MTN's operating units who continue to lay the foundation on which our future will be built.

I express the Board's sincere thanks to MTN's employees, the thousands of individuals who collectively have embraced the MTN vision, mission and values.

I also thank our shareholders, customers and business partners for their ongoing support, without which the milestones reached would have been impossible.

Lastly, I thank my colleagues on the Board for their wisdom and counsel.

**Cyril Ramaphosa**
Chairman

# Group Chief Executive Officer's report



*The positive results delivered by our operations encourage us to explore additional value-enhancing expansion opportunities in line with our vision to be the leading provider of communication services in our chosen markets.*

**PF Nhleko** Group Chief Executive Officer

## Overview

As a Group, MTN celebrates its tenth anniversary this year and can look back with pride on its achievements in improving telecommunications services across the African continent and empowering many people, both economically and socially.

Africa's mobile markets have expanded rapidly in recent years. Mobile subscribers now far outstrip fixed line subscribers, and mobile telephony has become firmly entrenched as the predominant mode of communication in almost every African nation. This development is the result of a combination of factors: the demand for communication services, sector reform, the licensing of new competitors and direct investment by African and international companies seeking to expand their operations.

From a global investment perspective, the telecommunications sector has returned to favour after a few discouraging years, and mobile telephony companies operating in high-growth emerging markets, have experienced a market re-rating based on good fundamentals, strong cash generation, as well as good growth prospects.

## Key objectives for the past year

### Strategic objectives

Building on our strategic vision and operational strength, the Group's key strategic objectives for the past year were:

- to establish an efficient structure to deal with the demands of an expanding Group,
- to entrench market leadership,
- to meet demand by speeding-up the network roll-out in Nigeria, and
- to pursue value-enhancing expansion opportunities.

By means of Project Y'ello Africa, a distinctive and cohesive Group identity was established, based on a strong centre and core services able to leverage the synergies, economies of scale and efficiencies within the Group. Y'ello Africa's objective was to create a vision of one group, one brand and one future among all MTN staff and customers.

Several new management positions were also created, filled mainly through internal promotions. Sifiso Dabengwa was promoted to Group Chief Operating Officer, Karel Pienaar became Group Chief Technical and Information Officer, Santie Botha joined the Group as Executive Director Marketing, and Paul Norman took on the responsibilities of Group Human Resources. As part of the restructuring, several services are now centralised to ensure that the Group can not only take full advantage of its skills and knowledge base, but also exploit economies of scale in critical areas such as procurement.

With the exception of South Africa, all of our mobile operators are the largest in their respective markets, and the MTN brand is often better recognised than other leading global brands in several countries in which we operate.

Another area of focus was the network roll-out in Nigeria. During the reporting period, not as much progress was made as was hoped, which resulted in the temporary suspension of new subscriber sign-ups. However, one needs to bear in mind the complexities of network roll-out in Nigeria, where basic support infrastructure such as power supplies and transmission services are often not as consistent as one may wish, requiring significant additional planning and logistical support to complement those services, over and above the building of a GSM network.

The Group has also pursued various expansion opportunities during the period under review, bidding for new licences as well as exploring potential merger and acquisition opportunities. Such efforts have not yet resulted in the acquisition of new licences or properties; however, the Group continues to explore such opportunities as they arise.

## Financial objectives

As regards financial matters, our key areas of focus were:
- to maintain profitable growth in all operations,
- to restore the EBITDA margin in South Africa,
- to consolidate our position in MTN Cameroon,
- to secure project finance for MTN Nigeria,
- to further reduce unhedged US$ debt exposure with direct recourse to SA based operations, and
- to optimise our return to shareholders.

All operations maintained or increased their profit margins. MTN South Africa halted its decline in EBITDA margin and achieved a more acceptable level of 30%. MTN Cameroon delivered a solid, improved performance on all levels.

All operations are now fully funded, with project finance for MTN Nigeria of US$345 million being secured in November 2003. To the extent that any additional funding is required for MTN Nigeria, this may be raised with no credit enhancement or support from MTN Mauritius or MTN Group. This transaction was singled out by Project Finance International as one of the deals of the year and has established new funding mechanisms in the local Nigerian market.

The Group's balance sheet continues to strengthen, with the consolidated net cash position being R1,2 billion compared to R2,7 billion of net debt last year. The effective unhedged debt position in MTN Mauritius has reduced to US$5 million, from US$157 million last year.

The strong cash generation by all operations, but particularly in South Africa, resulted in a significant reduction in the Group's gearing levels. Consequently, the Board of Directors re-instated a dividend policy for the Group, with a dividend of 41 cents per a share being declared for the past financial year. We propose to follow a conservative dividend pay-out ratio, with a dividend cover of approximately 6 to 7 times based on adjusted headline earnings, in order to enable the Group to retain sufficient funds to pursue expansion opportunities, while optimising the return to shareholders.

## MTN Group results

The Group delivered a strong performance for the financial year ended 31 March 2004. Adjusted headline earnings per share increased by 77% to 253,1 cents, up from 143,3 cents last year. Consolidated revenue increased to R23,9 billion, up 23% from R19,4 billion last year.

EBITDA increased significantly by 44% to R9 billion, with profit after tax of R4,3 billion, which is 94% up on last year.

This good growth in income was driven by solid performances in all of the Group's operations.

- MTN South Africa delivered better than expected results in terms of both revenue growth and EBITDA margin. Trading conditions were favourable, as the South African economy is experiencing historically low inflation and interest rates, resulting in higher disposable income and a growing subscriber market. Adjusted headline earnings per share from South African operations increased by 50% to 135,8 cents. This represents approximately 54% of total Group adjusted headline earnings per share.

- MTN Cameroon's performance continues to improve, with an increase in EBITDA margin to 42%, from 34% last year.

- MTN Nigeria performed well and in line with expectations, contributing approximately 29% and 40% to overall Group revenue and EBITDA respectively.

These results have been affected by the continuing appreciation of the rand against the US dollar and most international operating currencies. When the Group's international results are translated, the rand's strength impacted negatively on consolidated income, however, this also reduced the Group's borrowing levels, which are predominantly denominated in foreign currencies.

## Operational overview

### Market overview

9,5 million capable subscribers were recorded in the Group's operations, an increase of 42% for the year.

The MTN brand maintained its strong position and remains one of the most well-recognised brands in all the countries in which we operate. With the exception of Rwanda and Swaziland, where MTN is the sole mobile telephony provider, the Group has experienced higher levels of competition in all markets.

The robust South African market demonstrated a higher demand for mobile telephony than previously projected. As a result, 2004 has been a record year for **MTN South Africa**, which signed up an additional net 1,5 million subscribers to reach a total subscriber base of 6,3 million, up 33% on last year. Market share at year-end stabilised at 38%. Going forward, we expect further increases in penetration levels based on the current estimated addressable market of some 23 million subscribers.

**MTN Nigeria** reported strong growth in its subscriber base, despite the challenges it faced during the year. Limited transmission backbone and satellite capacity, together with intermittent power supplies, necessitated the construction of its own transmission backbone and power supply infrastructure, both of which are critical to the roll out of a quality GSM service. Meeting the needs of the market remains a challenge, as the overwhelming demand last year exceeded the pace of the accelerated network roll-out, resulting in the suspension of subscriber sign-ups for almost five months. The market has also grown from two to four participants. At the end of March 2004 MTN Nigeria reported a subscriber base of 2 million, a growth of 90% year on year, resulting in mobile market share of close to 50%.

The pleasing performance of **MTN Cameroon** points towards a sustained turn-around of this operation, as a result of strong management. Operating in a highly competitive environment, the company reported a market share of 52% and a subscriber base of 581 000, which represents 35% growth year on year.

**MTN Uganda,** despite strong competition on tariffs, reported a mobile subscriber base of 495 000 and growth of 36% year on year. Mobile market share remains steady at 66%.

**MTN Rwanda** achieved a subscriber base of 146 000, and growth of 39% year on year. **MTN Swaziland** reported 85 000 subscribers, an increase of 25% for the year.

### Strategic investments and expansion

The Strategic Investments division, although small in revenue contribution, remains critical to the Group's future strategy.

Research and development activities are housed in Airborn, whose current objectives include finding new business models that can become significant value-contributors for the Group, prioritising models for focused research, as well as ensuring that adopted projects remain relevant and well co-ordinated within the Group.

As a result of its interest in MTN Network Solutions, the Group is well positioned to take advantage of convergence between voice and data technologies.

Expansion into new geographic markets is also driven by the Strategic Investments division. At the beginning of the reporting period, the Group completed an in-depth evaluation of mobile growth opportunities globally and identified the Middle Eastern and North African regions as natural extensions of MTN's current geographic footprint, in addition to the pursuit of strategically important opportunities in sub-Saharan Africa. While several expansion opportunities have been pursued during the year, through greenfield licence bids and attempted mergers and acquisitions, none of the potential opportunities came to fruition.

### Human resources

The Group today employs a total of 4 598 permanent staff, of which 2 286 are based in South Africa, 1 436 in Nigeria and 876 in the other operations. As the Group continues to grow rapidly, both in terms of the scale of existing operations and potential future licence acquisitions, the building of leadership capability to deliver competitive advantage is a primary focus. To this end, the Group has increased its pool of potential leaders by developing a succession strategy and implementing succession forums across all operating units.

This approach is enabling the Group to enlarge its talent pool and align resources closer with strategic objectives. Internal mentors and coaches are being deployed to guide and sponsor the emerging talent pool, as part of succession planning. This investment in people-development will better equip the Group to deploy people rapidly through our various operations.

Agreements have been entered into with global partners to source top talent for existing and new operations. The Group has also participated in programmes on four different continents, aimed at connecting companies with top talent. This worldwide partnership approach has increased MTN's global talent pool, and paved the way for the repatriation of many skilled African professionals that were based abroad.

After the reporting period, Sifiso Dabengwa was deployed to become CEO of MTN Nigeria, effective 1 August 2004. He will retain his position as Chief Operating Officer of the Group.

### Social investment

Over the reporting period, the MTN Group spent R58,8 million on social investment. The social investment needs in each country are extensive and the Group will continue to focus on four key areas – education, arts, culture and heritage, science and technology, and HIV/AIDS.

## Looking ahead

On the operational side, customer-centricity will remain a key area of focus across all operations in the immediate future, with the aim of improving customer service and driving brand leadership.

The Group will also continue to target cost efficiencies with a view to further expanding its margins, especially in the South African market where the overall margin lags international benchmarks.

A key challenge lies in accelerating the Nigerian network roll-out. Several initiatives ranging from logistics, clearance of goods to additional build-out teams, are already under way to enable MTN Nigeria to meet customer demand, improve network quality as well as maintain brand and market leadership in an increasingly competitive environment.

The Group's expansion is currently constrained by the limited size and growth potential of the remaining mobile markets in sub-Saharan Africa. As a result, we will continue to pursue value-enhancing opportunities for geographic expansion during 2005. In addition, we will continue to identify opportunities for leveraging our infrastructure and developing new and complementary revenue streams by expanding and enhancing services to existing subscribers.

Over the year, the MTN Group has established a strong leadership team at executive level, supported by competent staff across all operations and guided by the Board of Directors. I would like to express my sincere thanks to all directors and staff for their commitment and support during the year, and I trust that their efforts will elevate the Group to new heights in the coming year.

Phuthuma Nhleko
Group Chief Executive Officer

*MTN subscriber numbers*
*(million)*



South Africa
Nigeria
Rest of Africa
0,01
0,1
0,2
0,4
0,6
1,1
2,3
3,5
4,8
6,7
9,5
94
95
96
97
98
99
00
01
02
03
04

# Group Finance Director's report

*For the year ended 31 March 2004*



*MTN Group recorded another strong financial performance for the year ended 31 March 2004 with all operations profitable at the PAT level and generating positive free cash flows, and MTN International increasing its contribution to the Group's results.*

**RD Nisbet** Group Finance Director

## Overview

MTN Group recorded another strong financial performance for the year ended 31 March 2004, reporting consolidated revenues of R23,9 billion, up 23% year-on-year, and adjusted headline earnings per share of 253,1 cents, an increase of 77%. The Group's total asset base at 31 March 2004 was R32,0 billion, an increase of 14%, while its net debt/equity has turned negative (as a result of cash on hand exceeding borrowings).

Since taking control of 100% of MTN Holdings in 2000 and therefore consolidating its results in full, MTN Group has lifted revenues by 297%, driven by sustained subscriber growth in the South African market, as well as by the Group's aggressive expansion strategy into the rest of Africa.

The initial diversification objectives set at the outset of the expansion strategy have been achieved, with MTN International now contributing 36% of revenue, 50% of EBITDA and 52% of MTN Group's profit after tax for the year (prior to goodwill amortisation). However, to maintain these levels of growth into the future from a larger base, and balance the exposure to South Africa and Nigeria, the Group continues to look for new growth opportunities, both organic and otherwise.

## Macroeconomic environment

The prevailing economic environment in the various markets in which the Group operates was broadly favourable during the year. Interest rates maintained a gradual downward trend which, coupled with relative US dollar weakness, reduced the Group's debt-servicing costs and foreign exchange exposure and improved the case for capital investment, a fundamental pre-requisite to MTN Group's expansion strategy.

The strengthening of the rand against the US dollar and the functional currencies of the various international operations had a significant impact on the Group's income statement and balance sheet during the year.

Table 1 illustrates the substantial appreciation in the closing and average exchange rates between the rand and the functional currencies of the Group's international operations.

These foreign exchange movements had a significant effect on the results of the Group's operations expressed in rand, which must be taken into account when analysing the Group's financial performance from 2003 to 2004.

| | Average exchange rates | | | Closing exchange rates | | |
|---|---|---|---|---|---|---|
| | **2004** | 2003 | % change | **2004** | 2003 | % change |
| Rand per dollar | **7,14** | 9,70 | 26 | **6,30** | 7,89 | 20 |
| NGN per rand | **18,38** | 13,61 | 35 | **21,21** | 16,14 | 31 |
| CFA per rand | **80,61** | 67,76 | 19 | **86,36** | 76,72 | 13 |
| UGS per rand | **277,87** | 197,34 | 41 | **304,32** | 249,68 | 22 |
| RWF per rand | **80,29** | 53,50 | 50 | **93,82** | 65,97 | 42 |

*Table 1: Exchange rates*

# Income statement

## Revenues

The increase in Group revenues of 23% was underpinned by sustained high growth levels in MTN South Africa of 23% year on year to R15,1 billion, and 30% in MTN Nigeria to R7,0 billion, which together accounted for 99% of the total increase in Group revenues. In line with the prior year, MTN International accounted for 36% of revenues.

In general, mobile operations' revenue growth has been driven by healthy subscriber acquisition in all operations including markets previously regarded as relatively mature, such as South Africa which achieved record gross and net connections during the year. In line with the natural evolution of mobile telephony, the Group's younger operations have experienced price reductions in real terms, but the effect on revenues has been offset by volume increases.

As indicated in Table 2, all operations recorded satisfactory revenue increases in local currency terms, however, on consolidation into MTN International this growth has been diluted by the strengthening of the rand. For example, in naira terms MTN Nigeria grew revenues by 83% against the prior year, which translated to a 30% increase on conversion into rand. Theoretically, had the naira remained constant against the rand, this would have amounted to an additional R2,8 billion in revenues for the Group. Similarly, although MTN Uganda and MTN Rwanda experienced significant revenue growth in their local currencies, this translated into negative growth in rand terms. It should be noted that the inflation rates and interest rates are higher in these countries than in South Africa, and therefore some depreciation of their currencies against the rand is expected.

| Revenue<br>for the year ended 31 March | **2004**<br>**Rm** | 2003<br>Rm | % change<br>rand | % change<br>local currency | **% of total**<br>**2004** |
|---|---|---|---|---|---|
| **South Africa**** | **15 098** | 12 298 | 23 | 23 | **63** |
| **International** | **8 687** | 6 972 | 25 | – | **36** |
| Nigeria | **6 973** | 5 361 | 30 | 83 | **29** |
| Cameroon | **1 069** | 874 | 22 | 41 | **4** |
| Uganda | **477** | 585 | (19) | 20 | **2** |
| Rwanda | **83** | 87 | (5) | 33 | * |
| Swaziland | **70** | 58 | 21 | 21 | * |
| Mauritius/International | **15** | 7 | 114 | – | * |
| **Other** | **86** | 135 | (36) | (36) | * |
| **Total** | **23 871** | 19 405 | 23 | – | **100** |

* *Less than one percent*

** *Including MTN Network Solutions*

*Table 2: Analysis of revenue*

**MTN South Africa** posted revenues of R15,1 billion, up 23% against the prior year. The increase was primarily attributable to record growth in the subscriber base during the year, coupled with slight tariff increases. Pre-paid and post-paid airtime revenues, excluding interconnect, increased by 49% and 24% respectively. Revenue, excluding handset sales, grew by 24% to R13,3 billion for the year, 65% of which was derived from airtime and subscriptions, the balance being interconnect (29%) and minor revenue streams. The composition of revenue has not changed significantly from the prior year, although data and SMS revenue as a percentage of total revenue excluding handsets has increased from 4% to 5%. Handset revenues were boosted by connection volumes, but offset by the impact of lower pricing due to the strong rand. Net interconnect as a percentage of (non-handset) revenue declined to 12%, from 15% in the prior year, partly due to the shifting interconnect traffic patterns towards other mobile networks which have higher termination charges.

**MTN Nigeria** continues to experience unprecedented demand for its services, recording revenues of R7,0 billion, up 30% in rand terms against the prior year. This growth was achieved in the context of connections having to be restricted for several months due to capacity constraints. The major components of MTN Nigeria's revenue are airtime and subscriptions (74%), interconnect (13%) and connection fees (8%). Airtime and subscriptions increased as a proportion of total revenue year-on-year, as a result of sustained high levels of usage by the rapidly expanding subscriber base. The percentage of total revenue derived from connection fees, handsets and other services decreased accordingly, further aided by the reduction in connection fees per subscriber during the year.

Revenue in **MTN Cameroon** comprises airtime and subscriptions (78%), interconnect (16%), and handset and other revenues (6%). Airtime as a percentage of total revenue increased by 2% compared to the previous year, while interconnect decreased by a similar percentage.

The amounts in respect of **MTN Uganda, MTN Rwanda** and **MTN Swaziland** represent only the Group's share of revenue for the respective entities as they are proportionately consolidated. The revenue mix in all of these operations reflects a reduction in the proportion of subscription fees due to decreases in pre-paid access fees during the year.

## EBITDA

MTN Group lifted EBITDA by 44% to R9,0 billion, of which 50% was generated from international operations, up from 46% in the prior year. The Group's EBITDA margin improved to 38% from 32% as a result of the higher contribution from MTN International, coupled with the improvement in MTN South Africa's EBITDA margin. EBITDA growth rates exceeded revenue growth rates in all operations except Rwanda, reflecting sustained potential for profitable growth across the Group.

The EBITDA margin for **MTN South Africa** has increased from 27,6% to 30,1% (excluding MTN Network Solutions and head office functions) owing primarily to significant operating cost savings, coupled with strong revenue generation. Increased connection incentives and discounts to the distribution channel, and a decrease in net interconnect revenue have, however, continued to exert pressure on margins.

EBITDA for **MTN Nigeria** increased by 70% to R3,6 billion, with the EBITDA margin increasing to 51% from 39%. MTN Nigeria's profitability was boosted by strong revenue growth as a result of pent-up demand.

The EBITDA margin for **MTN Cameroon** increased from 34% to 42%, through a combination of sustained revenue growth in a highly-competitive market, and tight cost control. The recoverability of interconnect debtors remains a challenge in this market, however, during the year US$10 million of long-outstanding balances was received.

The EBITDA margins in **MTN Uganda** and **MTN Swaziland** have improved slightly from the prior year as a result of effective cost controls and good revenue growth.

| EBITDA and EBITDA margin for the year ended 31 March | **2004 Rm** | 2003 Rm | % change rand | % change local currency | **2004 EBITDA margin %** | 2003 EBITDA margin % |
|---|---|---|---|---|---|---|
| **South Africa*** | **4 514** | 3 389 | 33 | 33 | **29,9** | 27,6 |
| **International** | **4 461** | 2 842 | 57 | – | **–** | – |
| Nigeria | **3 557** | 2 088 | 70 | 135 | **51,0** | 38,9 |
| Cameroon | **450** | 297 | 52 | 73 | **42,1** | 34,0 |
| Uganda | **236** | 277 | (15) | 24 | **49,5** | 47,4 |
| Rwanda | **37** | 40 | (8) | 5 | **44,6** | 46,0 |
| Swaziland | **32** | 26 | 23 | 23 | **45,7** | 44,8 |
| Mauritius/International | **149** | 114 | 31 | – | **–** | – |
| **Other** | **8** | (14) | – | – | **9,3** | (10,4) |
| **Total** | **8 983** | 6 217 | 44 | – | **37,6** | 32,0 |

* *Including MTN Network Solutions*

*Table 3: Analysis of EBITDA*

## Net finance costs

EBITDA to net interest cover improved significantly from 7,5 times in 2003 to 14,9 times in 2004, due to both an increase in EBITDA and a decrease in net finance costs.

Net finance costs decreased by 27% to R604 million, against R828 million in the previous year. This was due to a variety of factors, including a reduction in exchange losses to R224 million from R325 million, given the relative strength of the Group's major functional currencies against the US dollar, relatively low interest rates and reduced net debt levels.

Finance costs in MTN South Africa decreased by R125 million as most of its long-term debt was repaid in the previous year.

Although finance costs in MTN Nigeria increased in line with the higher debt levels, the impact on consolidation was offset by the strengthening of the rand against the naira and dollar.

Included in Group net finance costs is an amount of R72 million relating to unrealised foreign exchange losses on the sinking fund policy taken out by MTN International.

## Taxation

The Group's effective tax rate of 18,3%, excluding goodwill amortisation charges, is slightly below the prior year's effective rate of 19,6%.

MTN Nigeria is currently in the second year of a five-year tax holiday. This has resulted in no corporate tax being payable by MTN Nigeria as well as a deferred tax asset of R226 million for the current financial year. MTN Cameroon received tax credits of US$16 million as part of an investment incentive scheme, of which US$8 million were utilised during the year, effectively eliminating its corporate tax liability.

The Group's offshore holding company, MTN Mauritius, has been classified as South African resident for tax purposes. As a result, tax provisions have been raised to cater for a number of tax liabilities which could not be finally resolved until the tax residence was determined by SARS. The total tax expense in MTN Mauritius for the year amounted to US$36 million, which translated to R257 million.

## Adjusted headline earnings

Adjusted headline EPS increased by 77% to 253,1 cents. MTN South Africa contributed 135,8 cents, a 50% increase on last year, while MTN International again increased its contribution to 117,3 cents compared with 54,4 cents last year. Table 4 reflects the headline earnings per share contribution by operation.

Last year, the Board resolved to report adjusted headline earnings (excluding the net impact of the deferred tax asset in MTN Nigeria) in addition to basic headline earnings, which it believed did not adequately reflect the Group's underlying economic performance, given the inherent uncertainties over the valuation of a deferred tax asset to be realised so far into the future.

## Balance sheet

Although the total assets of the Group increased by R3,8 billion, the strengthening of the rand against the functional currencies of the international operations by between 13% and 42%, significantly reduced their assets and liabilities on consolidation.

Table 5 analyses the proportion of the Group's balance sheet derived from MTN International. As a result of the impact of exchange rate fluctuations on consolidation, the Group's foreign currency translation reserve has decreased by R988 million.

| Adjusted headline earnings per share for the year ended 31 March | **2004 Cents** | 2003 Cents | % change |
|---|---|---|---|
| **Wireless operations** | **253,2** | **145,1** | **74** |
| South Africa | **135,9** | 90,7 | 50 |
| Nigeria | **112,4** | 55,3 | 103 |
| Cameroon | **10,7** | 4,9 | 118 |
| Uganda | **6,4** | 7,0 | (9) |
| Rwanda | **1,0** | 1,2 | (17) |
| Swaziland | **1,1** | 0,7 | 57 |
| Mauritius/International | **(14,3)** | (14,7) | 3 |
| **Other operations** | **(0,1)** | **(1,8)** | **n/a** |
| **Total** | **253,1** | **143,3** | **77** |

*Table 4: Analysis of headline EPS*

| Balance sheet analysis as at 31 March | **Total 2004 Rm** | South Africa Rm | International Rm | Total 2003 Rm | % change |
|---|---|---|---|---|---|
| **Non-current assets** | **23 357** | **14 649** | **8 708** | **22 854** | **2** |
| Intangible assets (including goodwill) | **11 399** | 9 794 | 1 605 | 12 561 | (9) |
| Tangible and other | **11 958** | 4 855 | 7 103 | 10 293 | 16 |
| **Current assets** | **8 643** | **4 674** | **3 969** | **5 303** | **63** |
| Bank balances and security cash deposits | **5 336** | 2 323 | 3 013 | 2 137 | 150 |
| Other current assets | **3 307** | 2 351 | 956 | 3 166 | 4 |
| **Total assets** | **32 000** | **19 323** | **12 677** | **28 157** | **14** |
| **Capital, reserves and minority interests** | **21 266** | 15 010 | 6 256 | 17 938 | 19 |
| **Non-current liabilities** | **4 376** | **911** | **3 465** | **4 056** | **8** |
| Interest-bearing | **3 710** | 332 | 3 378 | 3 249 | 14 |
| Other | **666** | 579 | 87 | 807 | (17) |
| **Current liabilities** | **6 358** | **3 402** | **2 956** | **6 163** | **3** |
| Interest-bearing | **439** | 118 | 321 | 1 600 | (73) |
| Other | **5 919** | 3 284 | 2 635 | 4 563 | 30 |
| **Total equity and liabilities** | **32 000** | **19 323** | **12 677** | **28 157** | **14** |

*Table 5: Balance sheet analysis*

## Non-current assets

Intangible assets consist primarily of goodwill and telecommunication licence fees capitalised. No significant additions occurred in either category. The decrease in intangible assets is due to amortisation as well as the appreciation of the rand which had an impact of approximately R445 million.

Tangible assets consist primarily of property, plant and equipment. Capital expenditure in this regard is detailed in Table 6. R1,2 billion of the movement year-on-year is attributable to exchange rate fluctuations. MTN Nigeria accounts for 67% of the Group's capital expenditure, which is lower than the anticipated capital commitments, primarily because of the strengthening of the rand.

MTN Nigeria's capital expenditure was boosted by the fact that during the last two months of the financial year, a significant amount of fixed assets, which had been held up in the supply chain because of logistical difficulties, was released. This equipment had not been commissioned at year-end, resulting in an additional R1,1 billion in capital work-in-progress.

During the year, the useful life of certain network equipment in MTN Nigeria was reduced as a result of higher wear and tear being experienced in the Nigerian environment. This resulted in additional depreciation of R190 million during the year.

| Capital expenditure (tangible assets only) for the year ended 31 March | 2004 Rm | 2003 Rm | % change | Capital commitments 2005 Rm | % of total |
|---|---|---|---|---|---|
| **Wireless operations** | **5 045** | **4 234** | **19** | **9 502** | **100** |
| South Africa | **1 070** | 1 004 | 7 | **2 081** | 22 |
| Nigeria | **3 403** | 2 590 | 31 | **7 052** | 74 |
| Cameroon | **410** | 436 | (6) | **202** | 2 |
| Uganda | **129** | 165 | (22) | **124** | 1 |
| Rwanda | **22** | 26 | (15) | **24** | * |
| Swaziland | **11** | 12 | (8) | **19** | * |
| Mauritius/International | **–** | 1 | n/a | **–** | – |
| **Other operations** | **3** | **1** | **n/a** | **–** | – |
| **Total** | **5 048** | **4 235** | **19** | **9 502** | **100** |

* *Less than one percent*

*Table 6: Analysis of capital expenditure*

Included in other non-current assets is the deferred tax asset of R303 million relating to timing differences in MTN Nigeria, which are expected to reverse after the five-year Nigerian tax holiday expires. Also included is an investment of R302 million relating to the sinking fund policy taken out as an indirect hedge against the US dollar-denominated debt in MTN Mauritius.

## Current assets

The increase in current assets was primarily driven by the significant increase in cash on hand. MTN South Africa's cash balance increased from R623 million to R2,3 billion. In MTN Nigeria, cash on hand at year-end was R2,1 billion, compared to R901 million in the prior year. This balance includes R1,7 billion of cash collateralised against letters of credit.

## Non-current liabilities

Long-term borrowings for international operations increased by R848 million. The increase in the borrowing of underlying operations was even greater, however, the effect on the Group balance sheet was offset to an extent by the appreciation of the rand.

MTN South Africa has used excess cash to repay approximately R387 million of long-term loans.

The long-term borrowings of MTN Nigeria increased significantly as project funding of the equivalent of US$345 million was raised, of which US$250 million is naira-denominated. US$300 million of this facility was drawn-down at year-end. The funding was partially used to repay the short-term commercial paper facility in place at the end of the previous financial year.

The Group is in a net cash position of R1,2 billion from a net debt position of R2,7 billion in 2003. This includes long-term borrowings of R3,7 billion, short-term borrowings of R334 million and bank overdrafts of R105 million, offset by cash of R5,3 billion including securitised cash deposits of R1,7 billion. Also included in borrowings is a finance lease liability of R314 million.

The Group's gearing ratio, being interest-bearing net debt as a percentage of total equity adjusted for capitalised goodwill, decreased significantly to (10%) from 35% at the end of the previous year.

## Cash flow

Cash flow from operating activities increased by 59% to R8,6 billion during the current year. Cash from operations generated by MTN South Africa was very positive during the current year at R4 billion. However, the strong growth and high profitability of MTN Nigeria, and positive operating cash flow contribution from all other international operations, resulted in MTN International surpassing MTN South Africa, in terms of operating cash flows, for the first time.

As in 2003, the Group has generated positive free cash flows after investing activities. This is the first financial year in which the Group's international operations have shown positive free cash flow after investing activities, despite the significant capital investments made in those operations.

## Financing and group facilities

During November, MTN Nigeria raised US$345 million for further network expansion. The facility consists of a naira-denominated US$250 million local facility and a US$55 million facility provided by several finance institutions, including the IFC, German Investment and Development Company and Netherlands Development Finance Company, as well as a US$40 million tranche arranged by Standard Corporate and Merchant Bank, backed by the South African Export Credit Agency ("ECICSA"). This was the first time that ECICSA had invested into Nigeria, representing a major vote of confidence in the sector and West African region. In addition, the IFC also provided a stand-by facility of US$50 million to cover roll-over risk.

The Group's offshore borrowings in MTN Mauritius were US$160 million at 31 March 2004. This debt is partly hedged by a sinking fund policy of US$47 million and cash on deposit of US$108 million.

## Capital commitments

The Group's capital commitments for the next financial year are outlined in table 6. The Group continuously monitors capital expenditure to ensure it is matched to market requirements and within the financial capacity of the Group. As in the current year, the majority of capital commitments for the next financial year relate to MTN Nigeria. Our experience continues to demonstrate that Nigeria has structurally higher costs of rolling-out the GSM network than those experienced in South Africa, primarily as a result of the need for significant investment into ancillary infrastructure such as transmission, power supply and other facilities as well as high import duties.

| Cash flow analysis for the year ended 31 March | **Total 2004 Rm** | South Africa Rm | International Rm | Total 2003 Rm | % change |
|---|---|---|---|---|---|
| **Cash inflows from operating activities** | **8 597** | **4 010** | **4 587** | **5 393** | **59** |
| Cash outflows from investing activities | **(4 898)** | (1 051) | (3 847) | (4 391) | 12 |
| Cash in/(out) flows from financing activities | **233** | (1 173) | 1 406 | 187 | 25 |
| **Net movement in cash and cash equivalents** | **3 932** | **1 786** | **2 146** | **1 189** | **231** |

*Table 7: Analysis of cash flows*

It is expected that these commitments will be funded through strong cash flows from current operations as well as from additional borrowing facilities, where necessary.

## Changes in shareholding

In line with its stated intention of introducing strategic shareholders into MTN Nigeria, during the year MTN Group disposed of 4,5% of the equity of the Nigerian operation in various tranches, reducing its effective interest to 75% at year-end. 3% of this was sold to the IFC as part of the medium term financing arrangement, and the balance to the Group's local partners in MTN Nigeria. MTN Group realised a net loss of R72 million on the transaction.

MTN Group also increased its stake in MTN Rwanda during the year, bringing its effective interest to 40%.

## Accounting policies

The Group adopted AC133 "Financial Instruments: Recognition and Measurement" (equivalent of IAS39) during the year. The MTN Share Incentive Scheme and the MTN Group Share Option Scheme, were also consolidated for the first time, and the prior year comparatives restated accordingly. Both of these had a relatively minor effect on the opening reserves and income statement for the year.

MTN Group's current accounting policy is not to expense share options through the income statement. In assessing the impact of the new international accounting standard IFRS2 "Share based payments" on the Group's results, transitional provisions indicate that the standard is only applicable to share options granted after 7 November 2002, which had not vested at the effective date (1 January 2005). The majority of MTN Group share options currently in existence fall outside these criteria. However, the impact of expensing the most recent issue of options under the MTN Group Share Option Scheme (2 683 800 options at R27,00 each issued on 1 December 2003) on the results for the year ended 31 March 2004 is estimated to be an expense of approximately R3 million.

## Conclusion

The Group's performance over the past financial year was pleasing, with the profitability of all operations increasing. MTN Nigeria continues to surpass initial expectations from a financial perspective, notwithstanding the substantial operational challenges it faces in realising its full potential. All operations generated positive free cash flows in excess of their capital expenditure requirements, enabling the Group to resume payment of dividends.

The Group's gearing level at 31 March 2004 was well below its stated target of 30% – 40%. This strong balance sheet positions the Group well to actively pursue and take advantage of viable expansion opportunities.

**Robert Nisbet**
Group Finance Director

MTN Group Limited
Business Report 2004

Review of operations



All operations experienced significant subscriber growth ranging from 90% in Nigeria to 25% in Swaziland and South Africa growing by 33%. Market share in South Africa remained at approximately 38% while the Group continues to be the largest operator network in all other international operations.



# MTN South Africa

*Average MOU trend*
*(minutes)*


221
172
168
164
155
00
01
02
03
04

*Blended ARPU trend*
*(rand)*


302
229
208
206
203
00
01
02
03
04

*Cumulative capex per subscriber*
*(rand) as at 31 March*


2 336
2 111
2 003
1 845
1 515
00
01
02
03
04

## Company overview

MTN South Africa, one of three South African cellular operators, has successfully established a reputation for network excellence and high service quality.

MTN South Africa entered the cellular arena in June 1994 as the second licensed mobile operator. The continued deployment of competitive, innovative and affordable telecommunications services has contributed to sustained growth of MTN South Africa's subscriber base beyond expectations. As of the end March 2004, MTN South Africa had attracted a subscriber base of 6,3 million subscribers representing a growth of 33% on the previous year.

One of MTN South Africa's most passionately pursued goals is making telecommunications accessible to the wider population – the MTN pre-paid mobile package "Pay as You Go" helps to achieve this goal. Recently a subscriber reward element further enhanced the product, another first in the South African cellular market from MTN.

MTN South Africa acquired an additional 4% stake in Leaf during the year. Leaf is MTN's strategic partner providing platforms for data services, the MTNICE portal and generates opportunities for MTN to be leader in the provision of data services.

During the year under review, MTN South Africa appointed two senior executives in marketing and finance. In addition, the current Managing Director was appointed to the Group as Chief Operating Officer.

## Network infrastructure

MTN South Africa continues to invest in its infrastructure and to date has invested R9,5 billion. This year, a total of R1,1 billion has been invested primarily in the network to cater for increased subscribers and traffic volumes. An additional 161 base stations were integrated into the network, resulting in the total number of sites reaching 4 245 by year-end.

Currently, MTN South Africa's network covers a geographic area of over 1 million square kilometres, equating to a total of 75% land coverage, covering an estimated 96% of the population and 19 200 kilometres of national highway, connecting all major towns and cities.

*Subscriber base*
*('000)*


2 215
3 214
3 877
4 723
6 270
00
01
02
03
04

| *Financials* | **2004 Rm** | 2003 Rm |
|---|---|---|
| Revenue | **15 098** | 12 298 |
| EBITDA | **4 514** | 3 389 |
| PAT | **2 245** | 1 490 |

| *Market information* | |
|---|---|
| Population | 45,7 million |
| Mobile penetration | 36% |
| Market share | 38% |
| ***Operational information*** | |
| Pre-paid/post-paid mix (%) | 81/19 |

*Note: financial data reflects 100% of the operation*

The growth in subscribers was obtained without compromising quality of services. Network management procedures including software have been developed that allow MTN South Africa to maintain service levels in the top bracket of international GSM operators.

## Marketing

Brand affinity and awareness measured 78,5% and 99% respectively for the year.

The contract base at 31 March 2004 of 1,2 million subscribers and the pre-paid subscriber base of 5,1 million have increased by 20% and 36% respectively year on year. No significant changes occurred in the overall composition of the subscriber base with pre-paid subscribers representing 81% at March 2004.

Blended ARPU of R203 per month was recorded for the current year compared to R206 in the prior year. ARPU for the year was R597 on post-paid and R104 for pre-paid. The reduction in blended ARPU was mainly due to the decrease in MOU.

## Products and services

Improved economic conditions, together with low interest rates, led to an increase in consumers' disposable income and as expected, the mobile market has benefited, especially pre-paid where 1,3 million net connections were recorded during the year.



*MTN South Africa's advertising brand campaign reflected MTN's personalised approach to its subscribers, including soul, warmth and a distinctly South African spirit. The commercial was entitled Taxi.*



As part of the ongoing focus on product development, the innovative MyChoice tariff plans were launched during the year. This constitutes a major shift from the minute bundles, that have dominated the post-paid market for most of the 10-year life of the South African cellular industry, to value-based bundles. In addition, MyChoice TopUp is a hybrid product which allows contract subscribers to top-up with pre-paid airtime.

## Distribution

Distribution remains a key criteria for the continued success of the South African operation. During 2004, existing channels were consolidated and new channels were established, particularly for the mass-market pre-paid products. MTN South Africa's distribution model had evolved into the following by the end of the year:

- Approximately 15 chain store retailers, with points of presence in more than 4 000 outlets countrywide, the main channel for pre-paid handset connections.
- Approximately 80 specialist outlets, made up primarily of franchise stores and independent dealers, the main channel for post-paid connections.
- Approximately 20 wholesalers, whose main focus is the distribution of pre-paid airtime.
- Twelve owned service centres which are one-stop shops for the distribution of all MTN products.
- Direct call centre, used primarily for the connection of low-end post-paid subscribers.
- Direct (corporate) sales force in regional offices across the country.

## Customer satisfaction

MTN South Africa continued to strive for improvements in customer satisfaction. A customer management framework was implemented to focus all staff and organisational activities on the customer. Steady improvements in customer satisfaction have already been noted through the Customer Satisfaction Index.

## Competition

South Africa is a highly competitive three-player market. MTN's market share has remained steady at 38%.

## Regulatory environment

The regulatory environment in South Africa is considered stable. MTN continued to engage and participate in ICASA sponsored industry initiatives focusing on improving access to telecommunications services.

The Department of Communications and ICASA are in negotiations with operators regarding the implementation of the conditions under which the 1 800 MHz spectrum is to be allocated. It has been confirmed that the negotiations on the 1 800 MHz spectrum will include 3G.

Number portability is scheduled to be introduced by 2005. In addition, a convergence bill is being drafted which may have an impact on the telecommunication environment in South Africa. MTN is however, actively involved with the stakeholder participation processes in this regard.



*MTN Service Centre, Rivonia, Johannesburg, South Africa.*

# MTN Nigeria

## Company overview

In February 2001, MTN successfully secured a GSM licence for a fee of US$285 million. In May 2001, just three months after signing the licence, MTN Nigeria completed the first test call. MTN commenced commercial operations in Nigeria in August 2001, beginning with three cities, Lagos, Abuja and Port Harcourt. The Company's digital microwave transmission backbone, Y'elloBahn, was commissioned in January 2003. As at March 2004, MTN Nigeria covers over 82 cities and towns, has achieved a subscriber base of 2 million – growth of 90% this year – and a mobile market share of close to 50%.

During the review period, MTN Mauritius disposed of 3% of its 79,5% shareholding in MTN Nigeria to the IFC. This gives MTN Nigeria an international affiliate of the World Bank as a shareholder. In addition, MTN Mauritius disposed of 1,5% of its shareholding in MTN Nigeria to existing local shareholders. The current ownership structure for MTN Nigeria is MTN Mauritius 75%, local partners 22% and the IFC 3%.

## Network infrastructure

MTN Nigeria's GSM network coverage extends to approximately 43% of the population, while geographic coverage has reached 165 759 km$^2$. As at 31 March 2004, the network was serviced by 16 mobile switches, housed in seven switching centres, with an additional five centres under construction. At 31 March 2004, 839 base stations had been deployed across the country.

Building the GSM network in Nigeria has presented MTN with a number of unique challenges, including the construction of a nationwide transmission infrastructure as well as a national electric power system.

In the absence of sufficient transmission capacity in Nigeria, MTN embarked on the construction of a microwave transmission backbone at a cost of US$120 million. When the original Y'elloBahn backbone was commissioned in January 2003, it comprised 3 400 km of STM-1 capacity digital transmission microwave. It soon became apparent that capacity would be insufficient. Y'elloBahn phase two commenced in July 2003, aimed at quadrupling the most heavily-congested links such as Lagos-Ibadan and Port Harcourt-Onitsha.

*GSM penetration of population*
*(%)*


0,5%
1,4%
3,1%
02
03
04

*ARPU trend*
*(US$)*


60
57
51
02
03
04

*Cumulative capex*
*(US$ million)*


198
476
972
02
03
04

# MTN Nigeria *continued*

*Subscriber base*
*('000)*



327
1 037
1 966
02
03
04


| *Financials* | **2004 Rm** | 2003 Rm |
|---|---|---|
| Revenue | **6 973** | 5 361 |
| EBITDA | **3 557** | 2 088 |
| PAT* | **2 366** | 1 146 |

*Market information*

| | |
|---|---|
| Population | 130 million |
| Mobile penetration | 3,1% |
| Mobile market share | 48% |

*Operational information*

| | |
|---|---|
| Pre-paid/post-paid mix (%) | 97/3 |

*Note: financial data reflects 100% of the operation*

** Excluding deferred tax asset*

Due to the unreliable power supply in Nigeria, MTN was compelled to construct its own power system, Y'elloWatts, to keep the entire MTN network at peak performance 24 hours per day, 365 days a year. Each base station is constructed with twin generators and a large diesel tank. Expensive power management electronics are installed at every site to provide clean electricity and protection for the highly sensitive base station circuitry.

To-date, MTN Nigeria has invested a total of US$972 million in infrastructure roll-out.

At year-end US$172 million of infrastructure had been purchased for commissioning in the next financial year.

## Marketing

MTN Nigeria's top-of-mind brand awareness remains consistently high at 71%. For the past two years, it has been recognised as the top brand in the country.

The market size in Nigeria is expected to increase significantly over the next year due to increasing competition in a four-player market. Deeper



*Friendship Centre in Lagos, Nigeria.*

penetration of the addressable market is expected to occur during the next financial year.

In line with industry trends, ARPU declined from US$57 during 2003 to US$51 during 2004. Approximately half of the decrease was due to exchange rate fluctuation and the remainder to a reduction in tariffs as well as penetration into lower usage subscriber segments.

## Products and services

As the ever-demanding Nigerian market grows, MTN Nigeria has met the challenge by introducing a number of tailored products and tariff structures for the market.

MTN Flexi enables subscribers to enjoy lower tariffs, the more talk time they accumulate monthly. A per-second billing option was introduced on all MTN Nigeria's products where subscribers who select this option enjoy a flat tariff of 80 kobo per second. MTN also introduced a N750 recharge card to meet the requirements of lower-income users and a virtual booster service, which halves the pre-paid tariff for a month and can be loaded by subscribers using their available credit. MTN Nigeria subscriber profile remains predominantly pre-paid, making up 97% of the base versus post-paid of 3%.

## Distribution

MTN Nigeria works through 340 distributors, super dealers and several sub-dealer tiers of distribution, totalling more than 9 000 retail points of presence. Channels are supported extensively by MTN sales and distribution teams. The informal distribution level consists of over 50 000 points nationwide.

A total of ten MTN-owned and operated friendship centres have been commissioned to date, servicing six main areas of regional operations (Lagos, Abuja, Kano, Enugu, Ibadan and Port Harcourt).

## Competition

During the year, market share declined to just below 50%. One reason for this was the introduction of a fourth GSM operator, and the scaling up of the state-owned operator, effectively changing the market from two-player to a four-player market. In addition MTN Nigeria held back the sale of pre-paid starter packs, to ensure a high quality of service, for 20 weeks due to capacity constraints on the network.


Y'hello
Say what you want to say
MTN
MTN
*Former MTN Nigeria CEO Adrian Wood with his exec team, at a new product announcement press conference.*

## Regulatory environment

MTN Nigeria's GSM licence was issued in January 2001 and is valid for a term of 15 years. Conditions allow for MTN to implement a national GSM 900 MHz and 1 800 MHz network and operate an international gateway. To-date, MTN Nigeria has been duly compliant with all relevant licence conditions.

In line with the telecom legislation and relevant licence conditions, MTN Nigeria has in place a uniform and non-discriminatory interconnect regime with 21 other licensed operators, including the national carrier, fixed operators and other mobile operators.

## Funding

In November 2003, MTN Nigeria secured a medium-term project finance facility of US$345 million to fund further expansion of its infrastructure in the country. An additional US$50 million standby facility has been provided by the IFC.

# MTN Cameroon

*GSM penetration of population*
*(%)*


1,1%
2,9%
5,0%
6,7%
01
02
03
04

*ARPU trend*
*(US$)*


29
24
21
24
01
02
03
04

*Cumulative capex*
*(US$ million)*


44
60
106
165
01
02
03
04

## Company overview

In February 2000, MTN successfully bid against top international operators for the privatisation of Camtel-Mobile, the first GSM operator on the African continent, for a fee of approximately US$60 million. The name of the operation was officially changed to MTN Cameroon Limited at that time. Within five months, MTN Cameroon upgraded the network to triple its capacity and doubled its subscriber base. MTN Cameroon exceeded its licence obligation to provide a quality service in all administrative territories within five years of operation and, as such, currently provides coverage in all ten provinces. At the end of March 2004, MTN Cameroon reported a subscriber base of 581 000, growth of 35% in the year.

There has been no change for this reporting period in MTN Cameroon's shareholder structure (MTN Mauritius 70% and Broadband Telecommunications Limited 30%).

## Network infrastructure

Since inception, MTN Cameroon has invested US$165 million in infrastructure.

During the review period, MTN Cameroon invested US$59 million. A modern switching centre was opened in Douala, offering a state-of-the-art environment for the core network. The addition of a new MSC and BSC in Douala provides additional capacity and flexibility. The implementation of a new pre-paid system offers advanced services and flexibility. The completion of the SDH backbone between Douala, Yaoundé and Bafoussam added transmission capacity and route diversity.

A total of 64 BTS sites were added, taking the total number of base stations to 219. This increases the coverage of the population from 55% last year to 65% this year.

## Marketing

Results of a survey on brand health show MTN Cameroon holding its position as the premier telecommunications brand in Cameroon. MTN has maintained its leadership with 52% market share, despite strong competition by the global telecommunications operator, Orange.

*Subscriber base*
*('000)*


67
224
431
581
01
02
03
04

| *Financials* | **2004 Rm** | 2003 Rm |
|---|---|---|
| Revenue | **1 069** | 874 |
| EBITDA | **450** | 297 |
| PAT | **219** | 102 |

| *Market information* | |
|---|---|
| Population | 16,6 million |
| Mobile penetration | 6,7% |
| Mobile market share | 52% |
| *Operational information* | |
| Pre-paid/post-paid mix (%) | 98/2 |

*Note: financial data reflects 100% of the operation*

MTN Cameroon's subscriber profile remains pre-paid 98%, and 2% post-paid.

The ARPU in MTN Cameroon increased from US$21 to US$24, primarily due to the strengthening of the local currency (which is linked to the euro) to the US dollar.

## Products and services

MTN Cameroon prides itself on providing competitive products and services. During the year a number of successful promotions took place.

## Distribution

MTN Cameroon has a total of seven service centres, supported by 55 distribution outlets and over 10 000 points of presence countrywide.

## Competition

The mobile communications sector in Cameroon is currently a two-player market. No new entrants are expected in the new financial year.

## Regulatory environment

Operators are monitored by the ART, the Cameroon regulatory authority. MTN Cameroon is compliant with its main licence obligations.



*MTN Cameroon billboard advertising.*

# MTN Uganda

*GSM penetration of population*
*(%)*


0,9%
1,4%
2,1%
3,1%
01
02
03
04

*ARPU trend*
*(US$)*


40
37
28
22
01
02
03
04

*Cumulative capex*
*(US$ million)*


67
106
140
176
01
02
03
04

## Company overview

Less than six months after being licensed as the country's second national operator in 1998, MTN Uganda launched a commercial mobile service. MTN Uganda's product range extends beyond mobile services, with its fixed wireless terminals and broadband fibre technology being used by over half of Uganda's largest corporations. Wireless local loop is offered to small and medium businesses, providing voice, fax and high-speed data services.

At the end of March 2004, MTN Uganda reported a subscriber base of 495 000 mobile subscribers, growth of 36% year on year.

MTN Uganda's shareholder structure remains unchanged (MTN Mauritius 52%, Telia 32%, Tri-Star Investments S.A.R.L. 13% and Invesco Uganda Ltd 3%).

## Network infrastructure

To-date MTN Uganda has invested US$176 million in both fixed and mobile network infrastructure.

This year, the total mobile switching centre capacity was significantly upgraded to cater for growth, while 29 additional base stations were commissioned, bringing its total to 257 base stations. This provides approximately 70% population coverage and 35% geographic coverage.

Development in MTN Uganda's fixed-line infrastructure has seen further expansion of the fibre-based access network in Kampala, being supplemented with GSM and WLL overlay. WLL was also extended to cover Entebbe and Jinja.

The fixed-line service was upgraded and expanded with the installation of a new fixed-line switch, providing increased capacity and IN-based services.

Today, 400 km of underground fibre-optic cable exists countrywide. MTN Uganda's transmission network consists of both fibre-optic cable and SDH microwave links.

### Marketing

MTN Uganda remains the leading operator in Uganda. Its mobile market share has been maintained at 66%.

Overall brand awareness remains at a very positive 98%, with a 75% top-of-mind mention as a total telecommunications provider.

MTN Uganda received the premier award in the ICT sector as the most respected ICT company in the East African region. MTN Uganda was also voted the third

*Mobile subscriber base*
*('000)*



150
222
363
495
01
02
03
04


| *Financials* | 2004<br>Rm | 2003<br>Rm |
|---|---|---|
| Revenue | **917** | 1 124 |
| EBITDA | **453** | 533 |
| PAT | **199** | 223 |

*Market information*

| | |
|---|---|
| Population | 24,5 million |
| Mobile penetration | 3,1% |
| Mobile market share | 66% |

*Operational information*

| | |
|---|---|
| Pre-paid/post-paid mix (%) | 98/2 |

*Note: financial data reflects 100% of the operation*

most respected company in the region, despite the fact that it operates in just one East African country and the operation is only five years old.

MTN Uganda's subscriber profile remains predominantly pre-paid at 98% of the base, with post-paid at 2%.

Blended ARPU in Uganda reduced from US$28 to US$22 per month. This decline was primarily attributable to exchange rate fluctuations and reductions in service fees, coupled with an increase in excise duty on mobile services from 7% to 10%. ARPU is also expected to decline gradually as low usage subscribers are continually added to the base.

## Products and services

Despite a strong competitive market, MTN Uganda maintains its position as market leader with the introduction of tailored products and value-added services. This year, along with seasonal promotions, MTN Uganda launched its pre-paid fixed-line service, the MTN Business Solution Centre concept to better address the corporate market, and the MTN VillagePhone concept as a means of empowering small-scale entrepreneurs in the public access telecommunication segment.

## Distribution

MTN Uganda continues to focus on expanding its distribution network countrywide. At year-end, approximately 1 300 distribution points existed, excluding informal points of presence.

## Competition

The current market consists of three players, two of which are national fixed-line operators with a GSM licence, and the third with a GSM licence only. No new entrants are expected in the new financial year.

## Regulatory environment

The Uganda Communications Commission has indicated satisfaction with MTN Uganda's fulfilment of the minimum requirements under the SNO licence.



MTN
Services
available
here
MTN


*Ugandans have access to quality telecommunications through mobile, fixed lines and payphone services.*

# MTN Rwanda

*GSM penetration of population*
*(%)*


0,5%
0,8%
1,0%
1,2%
01
02
03
04

*ARPU trend*
*(US$)*


48
38
27
22
01
02
03
04

*Cumulative capex*
*(US$ million)*


14
22
31
39
01
02
03
04

## Company overview

MTN Rwanda was awarded a national GSM licence in April 1998, and was commercially operational by September 1998. During the year, the operation reported growth of 39% in its subscriber base to 146 000, of which 40 000 were Supercell subscribers who utilise MTN Rwanda's network in terms of a network access agreement entered into between MTN Rwanda and Supercell.

During the year, Rwandatel SA sold 18% of its stake in equal proportions in the Company. Those shares were acquired in equal proportions by the other shareholders. The 10% shares still held by Rwandatel SA may also be sold at a later stage. The current shareholder structure is Tri-Star Investments 50%, MTN Mauritius 40%, Rwandatel 10%.

## Network infrastructure

MTN Rwanda's infrastructure includes two mobile switching centres and 77 base stations including the roll-out of 16 base stations during 2004 servicing rural areas. Today, its infrastructure provides geographic coverage estimated at 60%. To-date MTN Rwanda has invested US$39 million in infrastructure.


MTN

*MTN Rwanda outlets are everywhere including petrol station forecourts.*


Subscriber base
('000)
39
69
105*
146*
01
02
03
04

| Financials | 2004 Rm | 2003 Rm |
|---|---|---|
| Revenue | **242** | 280 |
| EBITDA | **108** | 130 |
| PAT | **51** | 60 |
| *Market information* | | |
| Population | | 8,7 million |
| Mobile penetration | | 1,2% |
| Mobile market share | | 100% |
| *Operational information* | | |
| Pre-paid/post-paid mix (%) | | 98/2 |

*Note: financial data reflects 100% of the operation*

** Includes 40 000 Supercell subscribers (2003: 26 000)*

## Marketing

A recent survey showed that MTN Rwanda continues to maintain its position as the number one brand, with a very high affinity in the country and 96% prompted brand recognition. MTN Rwanda has 100% mobile market share as it operates in an exclusive market. Its subscriber profile remains predominantly pre-paid at 98% of the base, with post-paid at 2%. Mobile population penetration at the end of March 2004 was 1,2%.

### Products and services

MTN Rwanda continues to introduce innovative products, such as international SMS and a 32K SIM card which enables the provision of SMS information services. This year saw the launch of a community payphone, known as "Tuvugane", to develop communication in rural communities. Through the installation of PABX units, MTN Rwanda is also servicing corporate and SME subscribers.

### Distribution

MTN Rwanda's distribution network continues to grow. Countrywide, there are 970 distribution points, including two MTN service centres. During the year, the MTN franchise store concept was successfully introduced.



*MTN dealer in Rwanda.*

## Competition

The local public fixed-line telecommunication operation is in the process of privatisation, which may result in a second licence being issued.

## Regulatory environment

MTN Rwanda is currently in full compliance with all licence conditions.

# MTN Swaziland



GSM penetration of population
(%)
3,2%
5,5%
6,8%
7,7%
01
02
03
04




ARPU trend
(US$)
44
28
21
31
01
02
03
04




Cumulative capex
(ZAR million)
119
151
192
226
01
02
03
04


## Company overview

MTN joined forces with SPTC in July 1998 to operate Swaziland's only national GSM licence. One month later, the first test call was made and by December 1998, MTN Swaziland was commercially operational. As at March 2004, MTN Swaziland reported 85 000 subscribers representing growth of 25% from the prior year.

MTN Swaziland boasts a staff complement of 100% indigenous Swazis.

There has been no change to the MTN Swaziland shareholder structure (MTN International 30%, SPTC 51% and Swazi Empowerment Limited 19%).

## Network infrastructure

A total of R226 million has been spent on infrastructure to date. This year, an additional seven base stations were rolled-out, giving a total of 66 base stations across the country. National geographic coverage has increased from 75% to 78%, with population coverage growing from 80% to 88%.

## Marketing

MTN Swaziland's brand remains consistently strong, reporting 98% brand awareness across the country. MTN Swaziland has 100% market share for mobile telephony since it is operating in an exclusive market. However, its share of the total telecommunications market has grown from approximately 66,6% last year to some 71,0% at the end of March 2004.



*MTN Swaziland prides itself on excellent customer service.*

*Subscriber base*
*('000)*



33
55
68
85
01
02
03
04


| *Financials* | 2004 Rm | 2003 Rm |
|---|---|---|
| Revenue | **233** | 194 |
| EBITDA | **107** | 85 |
| PAT | **53** | 39 |

| *Market information* | |
|---|---|
| Population | 1,1 million |
| Mobile penetration | 7,7% |
| Mobile market share | 100% |

| *Operational information* | |
|---|---|
| Pre-paid/post-paid mix (%) | 96/4 |

*Note: financial data reflects 100% of the operation*

The increase in ARPU from US$21 to US$31 was mainly due to the strengthening of the rand against the US dollar.

## Products and services

MTN Swaziland's subscriber profile remains primarily pre-paid at 96% of the base with post-paid at 4%.

Products introduced in the year include SMS to e-mail, "Who Called", whilst access fees were reduced from E50 to E30 per month.

## Distribution

MTN Swaziland's national distribution network ensures a widespread presence and accessibility. It currently has 279 distribution outlets nationally. In addition, MTN Swaziland has two service centres, in the major cities of Mbabane and Manzini, and five franchise stores branded "Connect Stores" in three main towns.

## Regulatory environment

There is no independent regulatory authority in place. The Ministry of Tourism, Environment and Communications and SPTC currently act as regulator. A new Telecommunications Act will be tabled in parliament, approval of which would lead to the establishment of an independent regulator.



MTN


*MTN service centre in Mbabane, Swaziland.*

# Strategic Investments

## Overview

MTN Group has identified growth as a key focus area, and has invested significant effort and resources in sustaining its growth record. To ensure appropriate focus on this key issue, responsibility for identifying and exploiting new growth opportunities has been consolidated within Strategic Investments, its role being expanded during the year to include international expansion.

Strategic Investments has pursued a multi-pronged approach, through amongst others, the investigation of new business opportunities, the creation of space and resources for new ventures to be incubated, the management of non-mobile businesses in the Group, support on key strategic initiatives, taking responsibility for research and development across the Group and driving initiatives to enhance innovation across the Group.

## Key growth initiatives

MTN continued to identify and pursue opportunities for geographic expansion which had the potential to create significant value for the Group.

During 2004, the Group has completed an in-depth evaluation of global mobile growth opportunities. Consequently, in addition to the continued pursuit of strategic opportunities in sub-Saharan Africa, the Group is expanding its focus to include North Africa and the Middle East, being the natural extension of MTN's current geographic footprint.

Another key focus area is the development of mobile payments and associated businesses in the financial services arena.

In conjunction with other MTN divisions, Strategic Investments continues to identify emerging opportunities for leveraging MTN's infrastructure.

The Group's investments in non-mobile ventures (currently Orbicom, MTN Network Solutions, Airborn and NEFTO) are managed by Strategic Investments.



*Orbicom installed the MTN Nigeria Asaba SES ("Satellite Earth Station") to provide backbone capacity for the GSM service in Nigeria.*

## Group investments in non-mobile ventures

### Airborn

Airborn houses the Group's R&D activities.

The objectives of the current R&D effort have been identified as finding new business models that can become significant value contributors for MTN and prioritise these for focused research, ensuring the adopted projects are relevant and well co-ordinated within the MTN Group.

In addition, Airborn is charged with the commercial exploitation of existing technologies and intellectual property. This encompasses advanced application development, concept technology incubation, business model incubation, and the exploration of solutions that fall at the convergence point between mobile technologies and the internet. The initiatives currently under commercial incubation have shown improvement in revenues over the year.

Airborn provides the Group with an environment that allows entrepreneurial activities to develop, and connects them to the Group's resources, knowledge and strategic objectives, ensuring that innovation is closely aligned to the Group's strategies. Airborn aims to provide the platform for strategic growth outside core activities that both revitalise and challenge the status quo.

## MTN Network Solutions

The MTN Group has a 60% equity stake in MTN Network Solutions, which provides managed internet, VPN, hosting and other services for the corporate market.

The Company achieved significantly improved sales in a difficult market during the year, and surpassed its targets for annuity revenue and EBITDA. Having reached break-even in the 2003 financial year, MTN Network Solutions continues to be cash positive and is not expected to require additional funding from shareholders. During the year, MTN Network Solutions entered into various reseller agreements to extend its reach, including Namibia, Port Elizabeth and Durban. It has launched a number of new products, and was the first ISP to be appointed a wireless data provider for MTN clients.

Over the next financial year, MTN Network Solutions will focus on further extending its already broad range of corporate clients, and extending its reach across Africa.

## Electronics funds transfer operations, Nigeria

MTN Mauritius has, in a joint venture with MTN Nigeria, set up a new company in Nigeria to establish a financial transactions platform. This company is expected to offer services to MTN Nigeria initially, expanding to other customers over time. First revenues are expected in the 2005 financial year.

## Orbicom

Orbicom's core business is satellite signal distribution, providing broadcast satellite solutions for clients such as MultiChoice and Global Access SA. It also utilises its technology and skills to offer a diverse range of business solutions, especially in the rest of Africa.

Orbicom has remained EBITDA profitable during the financial year, despite revenues and margins coming under pressure in a highly competitive market. During 2004, Orbicom allocated considerable resources to the successful building of the MTN Nigeria satellite earth station. This was a significant milestone as it was the first such installation built for MTN to assist in its roll-out of capacity in this fast-growing market. Orbicom employees also completed the construction and commissioning of a satellite earth station in Cape Town for the parliamentary uplink for MultiChoice.

During the year, Orbicom has taken the in-principle decision to exit its businesses in Ghana. The implemented sale process is at an advanced stage and will be completed during the 2005 financial year.

Looking ahead, Orbicom will continue to focus on identifying and capturing new revenue opportunities to enhance its profitability. A key focus will be in the area of satellite signal distribution across Africa.

# Post-year-end events

As part of its regular strategic review of its investments, MTN Group has taken the decision to explore the possible disposal of its 100% interest in Orbicom. This has been necessitated by the slower-than-expected convergence between broadcasting and telecommunications, as well as the continued below-average performance of the business in comparison to the rest of MTN's businesses. MTN will continue to find new ways to exploit the convergence space between telecommunications and broadcasting, as and when it happens.



*Parliamentary uplink facility, Cape Town, South Africa.*

# MTN Group Support Services

The Support Services are the outcome of the Group's internal restructuring project, "Y'ello Africa" aimed at creating the most efficient operating structure for the Group.

The vision and purpose of Support Services include:
- Brand uniformity and protection – to build a consistent brand experience
- Operational excellence – to build efficiencies in terms of service excellence and financial performance
- Group strength – to be a credible partner for creating economies of scale
- Leadership – home for the leadership brand
- Our people – a place for people to share learning and experience the MTN way

## Objectives of the Support Services

The objectives of the Support Services are to:
- achieve economies of scale, to reduce costs and leverage systems processes across the Group
- achieve a uniform expression of the MTN brand across the Group
- achieve integration of activities
- share a common vision
- minimise and eradicate costly duplication

## Role and function

The Support Services play the role of strategic architect and knowledge centre, providing the vision, strategic direction and framework within which the Group operates. The Support Services also review business logic and strategic investment programmes and monitor key financial and operational measures, initiate change management programmes where required and run shared services wherever there are synergies or economies of scale to be captured.

To realise the objectives set, the Group's functional departments are:

- **Group Commercial Legal and Group Company Secretariat** – provides commercial legal services to the MTN Group's South African entities to manage commercial risks arising from all major transactions or agreements being entered into. In addition, the unit co-ordinates Company Secretariat functions across the Group to ensure alignment of policies and procedures. The department also deals with corporate governance requirements.

- **Group Corporate Affairs** – contributes towards building, promoting and protecting MTN Group's reputation and image amongst stakeholders across the Group as a whole. The unit is also the custodian of the Group's CSI strategy framework. The division manages public announcements and co-ordinates corporate communications across the Group.

- **Group Finance** – co-ordinates and supports the development and maintenance of financial processes in order to meet statutory and operational requirements both at Group and operations levels. The unit also provides centralised support on structuring, negotiation and optimisation of funding arrangements, mergers and acquisitions, treasury management and tax structuring. Investor relations also forms part of the department's mandate.

- **Group Human Resources** – co-ordinates the development and maintenance of Group-wide frameworks to handle critical HR processes and the standardisation of job profiling and organisational design principles across the Group, and alignment with remuneration.

- **Group Marketing** – ensures the desired positioning of the Group and alignment of operating and business units to the MTN brand, its values and associated customer experience. The unit also aims at establishing and enhancing MTN as a leading global brand.

- **Group Operation and Procurement** – supports the Group Executive Operations in the stewardship and management of the Group's international operations. In addition, it contributes to an improvement in profitability of operations and the Group as a whole by leveraging synergies and economies of scale with the procurement of goods and services.

- **Group Technology and Information** – develops and drives the implementation of coherent strategic technology and information frameworks in order to optimise operating efficiencies and service levels within the operations.

- **Group Strategic Investments** – manages operations which fall outside of the core GSM focus, with a view to ensuring their effective integration into the Group's overall strategic agenda over time.

The Group is of the firm belief that the establishment of the Support Services will enable it to achieve lower cost to revenue metrics, drive higher shareholder value and enhance the Group's position as a leading provider of communications services.

## Spread of ordinary shareholders

| as at 31 March 2004 | Number of shareholders | Number of shares | % |
|---|---|---|---|
| **Public** | 37 769 | 1 346 676 063 | 81,18 |
| **Non-public** | 9 | 312 126 292 | 18,82 |
| – Directors of MTN Group Limited and major subsidiaries | 6 | 1 416 347 | 0,09 |
| – MTN Group employee shares held by trust | 1 | 631 648 | 0,04 |
| – MTN Group Share Incentive Scheme | 1 | 1 078 297 | 0,06 |
| – Newshelf 664 (Proprietary) Limited* | 1 | 309 000 000 | 18,63 |
| Total issued share capital | 37 778 | 1 658 802 355 | 100,00 |

* *Although Newshelf 664 has an economic interest in 309 million MTN Group shares, it currently only has voting rights over 253 million MTN Group shares. Further details of the Newshelf 664 shareholding are provided on page 94.*

*Shareholding*
*(% shares)*



18,82%
Public
Non-public


## Stock exchange performance

| | 2004 | 2003 |
|---|---|---|
| Closing price (cents per share) as at 31 March | **3 296** | 1 198 |
| Highest price (cents per share) | **3 336** | 1 515 |
| Lowest price (cents per share) | **1 187** | 830 |
| Total number of shares traded (million) | **1 436,9** | 746,5 |
| Total value of shares traded (R million) | **28 975,2** | 9 049,2 |
| Number of issued shares as at 31 March (million) | **1 658,8** | 1 652,0 |
| Number of shares traded as a percentage of issued shares (%) | **86,6** | 45,2 |
| Number of transactions | **78 626** | 51 206 |
| Average weighted trading price (cents per share) | **2 063** | 1 211 |
| Average telecommunications index | **470** | 252,1 |
| Average industrial index | **6 055** | 6 325 |
| Dividend yield (%)** | **1,2** | n/a |
| Earnings yield (%) (headline earnings) | **8,00** | 12,57 |
| Earnings yield (%) (adjusted headline earnings) | **7,68** | 11,92 |
| Price/earnings multiple (adjusted headline earnings) as at 31 March | **13,02** | 8,39 |
| Market capitalisation as at 31 March (R billion) | **54,6** | 19,8 |

** *Dividend relating to the current financial year divided by the closing share price.*

# Five-year review

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **INCOME STATEMENT – EXTRACTS (RM)** | | | | | |
| Revenue | **23 871** | 19 405 | 12 432 | 8 337 | 6 008 |
| Gross profit | **14 212** | 11 084 | 7 351 | 4 985 | 3 684 |
| EBITDA | **8 983** | 6 217 | 3 626 | 2 659 | 1 913 |
| Profit from operations | **6 008** | 3 737 | 1 777 | 1 513 | 1 376 |
| Net finance costs | **(604)** | (828) | (316) | (183) | (142) |
| Taxation | **(1 101)** | (687) | (908) | (576) | (413) |
| Minority interest | **(612)** | (289) | 44 | (61) | (229) |
| Attributable earnings | **3 700** | 1 934 | 592 | 692 | 592 |
| Headline earnings | **4 362** | 2 488 | 1 184 | 1 103 | 592 |
| **BALANCE SHEET EXTRACTS (RM)** | | | | | |
| Property, plant and equipment | **11 042** | 9 374 | 8 322 | 5 491 | 3 923 |
| Goodwill | **9 753** | 10 298 | 10 803 | 11 191 | – |
| Intangible assets | **1 646** | 2 263 | 3 685 | 2 795 | 479 |
| Investments and loans | **560** | 746 | 347 | 255 | 212 |
| Deferred taxation | **356** | 173 | 42 | 37 | 1 |
| Bank balances, deposits and cash | **5 336** | 2 137 | 1 568 | 809 | 333 |
| Other current assets | **3 307** | 3 166 | 2 646 | 1 586 | 1 371 |
| **Total assets** | **32 000** | 28 157 | 27 413 | 22 164 | 6 319 |
| Ordinary shareholders' interest | **19 848** | 17 056 | 15 916 | 14 714 | 1 892 |
| Minority interest | **1 418** | 882 | 820 | 144 | 580 |
| Interest-bearing liabilities | **4 149** | 4 849 | 5 776 | 4 364 | 2 001 |
| Non-interest-bearing liabilities | **5 919** | 4 563 | 3 997 | 2 259 | 1 350 |
| Deferred taxation | **666** | 807 | 904 | 683 | 496 |
| **Total liabilities** | **10 734** | 10 219 | 10 677 | 7 306 | 3 847 |
| **Total equity and liabilities** | **32 000** | 28 157 | 27 413 | 22 164 | 6 319 |
| **CASH FLOW STATEMENT – EXTRACTS (RM)** | | | | | |
| Net cash flow from operations | **10 027** | 6 813 | 4 359 | 2 986 | 1 612 |
| Cash inflows from operating activities | **8 597** | 5 393 | 3 109 | 2 640 | 1 459 |
| Cash outflows from investing activities | **(4 898)** | (4 391) | (3 502) | (4 531) | (1 680) |
| Cash inflows from financing activities | **233** | 187 | 702 | 2 330 | 359 |
| Cash and cash equivalents | **3 932** | 1 189 | 1 230 | 804 | 380 |
| Dividends paid | **–** | – | – | (142) | (38) |
| Capital expenditure | **5 048** | 3 919 | 3 356 | 2 219 | 1 513 |
| **PERFORMANCE PER ORDINARY SHARE** | | | | | |
| Basic headline earnings (cents) | **263,7** | 151,1 | 72,5 | 73,1 | 51,0 |
| Adjusted headline earnings (cents) | **253,1** | 143,3 | 72,5 | 73,1 | 51,0 |
| Attributable earnings (cents) | **223,6** | 117,4 | 36,3 | 45,9 | 51,0 |
| Dividends (cents) | **–** | – | – | 10,0 | 7,9 |
| Net asset value – book value (rand) [1] | **12,0** | 10,2 | 9,7 | 9,1 | 1,5 |
| **RETURNS AND PROFITABILITY RATIOS** | | | | | |
| Return on assets (%) [2] | **20,0** | 13,5 | 7,1 | 10,8 | 15,1 |
| Return on average shareholders' funds (excluding goodwill) (%) [3] | **51,8** | 41,9 | 27,4 | 40,7 | 44,7 |
| Gross profit margin (%) | **59,5** | 57,1 | 59,1 | 59,8 | 61,3 |
| EBITDA margin (%) | **37,6** | 32,0 | 29,2 | 31,9 | 31,8 |
| Enterprise value/EBITDA multiple (times) [4] | **6,1** | 3,8 | 7,4 | 12,7 | 24,7 |
| Effective taxation rate (%) | **20,3** | 23,6 | 62,4 | 43,3 | 33,5 |
| Effective taxation rate excluding goodwill (%) | **18,3** | 19,6 | 44,4 | 33,1 | 33,5 |
| **SOLVENCY AND LIQUIDITY RATIOS** | | | | | |
| Gearing (%) [5] | **(10,3)** | 35,4 | 70,9 | 96,9 | 67,5 |
| Interest cover (times) [6] | **8,0** | 3,9 | 4,0 | 5,7 | 5,9 |
| Dividend cover (times) [7] | **6,2** | n/a | n/a | 6,9 | 6,1 |
| Net debt to EBITDA [8] | **(0,1)** | 0,4 | 1,2 | 1,3 | 0,9 |
| Operating cash flow/revenue (%) | **42,0** | 35,1 | 32,2 | 35,8 | 26,8 |

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **OPERATIONAL INFORMATION: SOUTH AFRICA** | | | | | |
| ARPU (rand) | **203** | 206 | 208 | 229 | 302 |
| Number of subscribers (million) | **6,3** | 4,7 | 3,9 | 3,2 | 2,2 |
| Mobile penetration of South African population (%) | **36,0** | 27,0 | 21,8 | 16,6 | 12,4 |
| Capital expenditure to revenue (%) | **7** | 8 | 10 | 27 | 25 |
| Cumulative capex per subscriber (rand) | **1 515** | 1 845 | 2 003 | 2 111 | 2 336 |
| **OPERATIONAL INFORMATION: NIGERIA** | | | | | |
| ARPU (US$) | **51** | 57 | 60 | | |
| Number of subscribers (thousand) | **1 966** | 1 037 | 327 | | |
| Capital expenditure to revenue (%) | **49** | 48 | 149 | | |
| **OPERATIONAL INFORMATION: CAMEROON** | | | | | |
| ARPU (US$) | **24** | 21 | 24 | | |
| Number of subscribers (thousand) | **581** | 431 | 224 | | |
| Capital expenditure to revenue (%) | **38** | 50 | 34 | | |
| **OPERATIONAL INFORMATION: UGANDA** | | | | | |
| ARPU (US$) | **22** | 28 | 37 | | |
| Number of subscribers (thousand) | **495** | 363 | 222 | | |
| Capital expenditure to revenue (%) | **27** | 28 | 43 | | |
| **OPERATIONAL INFORMATION: RWANDA** | | | | | |
| ARPU (US$) | **22** | 27 | 38 | | |
| Number of subscribers (thousand) | **146** | 105 | 69 | | |
| Capital expenditure to revenue (%) | **27** | 30 | 32 | | |
| **OPERATIONAL INFORMATION: SWAZILAND** | | | | | |
| ARPU (US$) | **31** | 21 | 28 | | |
| Number of subscribers (thousand) | **85** | 68 | 55 | | |
| Capital expenditure to revenue (%) | **16** | 21 | 26 | | |
| **SHARE PERFORMANCE** | | | | | |
| Number of ordinary shares in issue (million) | | | | | |
| – at year-end | **1 658,8** | 1 652,1 | 1 640,4 | 1 620,2 | 1 249,1 |
| – weighted average during the year | **1 654,4** | 1 646,9 | 1 632,9 | 1 508,9 | 1 160,1 |
| Closing price (cents per share) | **3 296** | 1 198 | 1 330 | 1 860 | 3 600 |
| Market capitalisation (Rm) | **54 674,05** | 19 792,16 | 21 817,32 | 30 135,72 | 44 967,60 |

**DEFINITIONS**

*(1) Ordinary shareholders' interest divided by the number of ordinary shares in issue at year-end.*

*(2) Profit before interest and tax as a percentage of the average of the opening and closing balances of total assets.*

*(3) Headline earnings as a percentage of the average of the opening and closing balances of ordinary shareholders' interest.*

*(4) Market capitalisation plus net debt (interest-bearing liabilities less bank balances, deposits and cash) plus minority interest divided by EBITDA.*

*(5) Net debt as a percentage of total equity (excluding goodwill).*

*(6) Profit from operations divided by finance costs.*

*(7) Adjusted headline earnings divided by total dividend relating to the financial year.*

*(8) Interest-bearing liabilities less cash divided by EBITDA.*

# *Group cash value added statement*

*for the year ended 31 March 2004*

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **CASH VALUE ADDED** | | |
| Cash value generated from revenue | **23 458** | 18 668 |
| Cost of materials and services | **(11 796)** | (10 585) |
| Cash value added by operations | **11 662** | 8 083 |
| Finance income | **139** | 124 |
| | **11 801** | 8 207 |
| **CASH VALUE DISTRIBUTED** | | |
| **Employees** | **1 096** | 974 |
| Salaries, wages and other benefits | **942** | 845 |
| Employees' tax | **154** | 129 |
| **Governments** | **3 163** | 2 980 |
| Corporate and indirect taxation | **2 624** | 2 605 |
| Licence fees | **539** | 375 |
| **Providers of capital** | **634** | 832 |
| Finance costs | **634** | 832 |
| Dividends | **–** | – |
| **Total cash value distributed** | **4 893** | 4 786 |
| Reinvested in the Group | **6 908** | 3 421 |
| | **11 801** | 8 207 |

*Wealth distribution 2003*
*(R million)*



12%
42%
36%
10%


- *To employees*
- *To governments*
- *To providers of capital*
- *Reinvested in the Group*

*Wealth distribution 2004*
*(R million)*



9%
59%
27%
5%


- *To employees*
- *To governments*
- *To providers of capital*
- *Reinvested in the Group*

# MTN Group Limited
# Business Report 2004

## Corporate governance



*The Board regards good corporate governance as a priority requiring strict observance, not just to ensure compliance with new legislation and best practice, but also as a critical business imperative.*

*The basis and philosophy of the MTN Group business hinges on the principles and implementation of good corporate governance.*


MTN

# *Corporate governance*

The Board regards *good corporate governance* as a priority requiring strict observance, not just to ensure compliance with new legislation and best practices, but also as a critical business imperative.

The basis and philosophy of the MTN Group business hinge on the principles and implementation of good corporate governance.

The directors of MTN Group and its subsidiaries regard corporate governance as vitally important to the success of the Group's business and are committed to applying the principles necessary to ensure that good governance is practised at all levels in the Group, and forms an integral part of all Group operations.

The Group is fully committed to an open governance process, through which its shareholders may derive the assurance that, in protecting and adding value to MTN Group's financial and human investments, the Group is being managed ethically, according to prudently-determined risk parameters, and is striving to achieve and advance local best practice in the countries in which it operates.

Corporate governance within the MTN Group is managed and monitored by a unitary Board of Directors and several sub-committees appointed by the Board. The Board is of the opinion that the significant requirements incorporated in the code of corporate practices and conduct and the JSE Listings Requirements must be observed at all times. It also believes that, while compliance with the **form** of governance is important, greater emphasis must be placed on complying with the **substance** of governance.

The Board is of the view that the Company and its subsidiaries are compliant with the recommendations as set out in the code of corporate practices and conduct contained in King II.

## The Board of Directors and non-executive directors

The MTN Group has unitary Board structures in all its entities. The Group's Board of Directors is chaired by an independent non-executive director, Mr MC Ramaphosa. It comprises five executive and seven non-executive directors. Five of the non-executive directors are independent. The roles of Chairman and Group Chief Executive Officer do not vest in the same person.

The Board remains responsible to all stakeholders in the execution of its duties. The executive directors generally have responsibility for making and implementing operational decisions relating to the running of the Group's businesses. The non-executive directors complement the skills and experience of the executive directors, contributing to the formulation of policy and decision-making through their knowledge and experience in other business sectors. Together, the directors bring a wealth of skills, knowledge and experience from their own businesses to the Board to ensure that issues of strategy, performance, resources, transformation, diversity, employment equity and corporate governance are soundly and constructively managed on an informed basis.

**Details of attendance by directors at quarterly Board meetings held during the year under review are set out below.**

| Names of directors | 19/06/03 | 8/09/03 | 1/12/03 | 11/03/04 |
|---|---|---|---|---|
| DDB Band*** | P | P | P | P |
| SL Botha* | NAD | P | P | P |
| I Charnley* | P | P | P | P |
| ZNA Cindi*** | P | P | A | A |
| RS Dabengwa* | P | P | P | P |
| PL Heinamann*** | P | P | P | P |
| SN Mabaso** | A | P | A | P |
| PF Nhleko* | P | P | P | P |
| RD Nisbet* | P | P | P | P |
| MC Ramaphosa*** | A | P | A | P |
| JHN Strydom** | NAD | NAD | NAD | P |
| AF van Biljon*** | P | P | P | P |
| PL Zim* | P | A | NAD | NAD |
| JRD Modise** (Alternate to MC Ramaphosa) | P | NAD | NAD | NAD |
| LC Webb** (Alternate to SN Mabaso) | A | P | A | A |

*A = Apologies* *P = Present* *NAD = Not a director at the time*
** Executive* *** Non-executive* **** Independent non-executive*

**Details of attendance by directors at special Board meetings held during the year under review are set out below.**

| Names of directors | 22/04/03 | 4/06/03 | 6/10/03 | 27/11/03 | 22/01/04 | 2/02/04 |
|---|---|---|---|---|---|---|
| DDB Band*** | P | P | P | P | P | P |
| SL Botha* | NAD | NAD | A | P | P | P |
| I Charnley* | P | P | A | P | P | P |
| ZNA Cindi*** | P | P | P | A | P | P |
| RS Dabengwa* | A | P | P | P | A | P |
| PL Heinamann*** | P | P | P | P | P | P |
| SN Mabaso** | A | A | P | A | A | A |
| PF Nhleko* | P | P | P | P | P | P |
| RD Nisbet* | P | P | P | P | P | P |
| MC Ramaphosa*** | P | A | P | P | A | P |
| JHN Strydom** | NAD | NAD | NAD | NAD | NAD | NAD |
| AF van Biljon*** | P | P | P | P | P | P |
| PL Zim* | P | P | NAD | NAD | NAD | NAD |
| JRD Modise** (Alternate to MC Ramaphosa) | A | A | NAD | NAD | NAD | NAD |
| LC Webb** (Alternate to SN Mabaso) | A | P | A | P | A | A |

*A = Apologies* *P = Present* *NAD = Not a director at the time*
** Executive* *** Non-executive* **** Independent non-executive*

## Board procedures and related issues

The Board meets quarterly, or more frequently if circumstances dictate, to review matters requiring a Board decision, including financial and operational results, matters of a strategic nature including major acquisitions and disposals and approval of major capital expenditure and any other matters that have a material effect on the Group's performance and results.

Where directors are personally unable to attend a meeting, teleconferencing facilities are made available as required to include them in the proceedings and allow them to participate in the decisions and conclusions reached at the meeting.

In addition, the Board has unrestricted access to all company information, records, documents and property to enable it to discharge its responsibilities as exclusively as possible. All directors have access to the advice and services of the Company Secretary who acts as an advisor to the Board and its sub-committees on issues including compliance with Group policies and procedures, statutory regulations and with the King II code of corporate governance recommendations. The directors are also entitled to obtain independent professional advice at the Group's expense should they deem such advice necessary.

The Board has adopted a Charter which includes:
- the mission, role, duties and responsibilities of the Board and its directors
- the demarcation of the roles of the Chairman and the Group Chief Executive Officer
- Board composition (including criteria and key competencies for Board membership)
- directors' orientation, induction and training
- succession planning and directors' selection and appointment processes
- Board governance
- terms of reference of the various Board committees
- matters reserved for final decision-making or pre-approval by the Board, including the approval of:
  - MTN's objectives, overall strategy, strategic financial plans, business plans, annual budgets and monitoring actual performance relative to these criteria
  - the annual financial statements, interim reports and related financial matters
  - code of ethics
  - delegations of authority to the Group's Chief Executive Officer and executive directors
  - Board committee mandates, levels of authority and membership
  - the policies and practices of the Board on matters such as corporate governance, including trading by directors in the securities of the Company and the evaluation of the performance of directors and members of Board committees

In terms of the Board Charter, the directors are assessed annually, both individually and collectively as a Board. In addition, the Nominations, Remuneration and Human Resources Committee formally evaluates the Group CEO each year based on objective performance criteria.

The Board as a whole approves the appointment of new directors, on recommendation by the Nominations, Remuneration and Human Resources Committee.

## Board committees

The Board has established a number of standing committees to assist it in discharging its responsibilities.

These committees have specific responsibilities with defined terms of reference approved by the Board. There is full transparency and disclosure from these committees to the Board.

The Group's subsidiaries have established their own complementary Board and committee structures to ensure the maintenance of similar high standards and best practice in respect of corporate governance and internal controls throughout the various operations as subsist at Group Board level.

The current Board committees comprise:
- Executive Committee
- Group Audit Committee
- Risk Management and Corporate Governance Committee
- Nominations, Remuneration and Human Resources Committee

Subsequent to 31 March 2004, the Board approved the formation of a Group Tender Committee.

These committees operate within the defined terms of reference laid down in writing by the Board.

At Board meetings, the relevant minutes of each sub-committee meeting are submitted for noting and the responsible chairperson reports on the deliberations and recommendations relating to these minutes.

## Executive Committee

The Executive Committee is constituted to assist the Group CEO in managing the business of the Group when the Board is not in session, subject to authority limits delegated to the Group CEO and the Executive Committee, in terms of the Group's delegation of authority policy. The Executive Committee assists the Group CEO in guiding and controlling the overall direction of the business of the Group and acts as a medium of communication and co-ordination between business units, Group subsidiary companies and the Board.

The members of the Executive Committee are:
PF Nhleko (Chairman)
SL Botha
I Charnley
RS Dabengwa
Y Muthien
RD Nisbet
PD Norman
KW Pienaar
CG Utton
CS Wheeler

## Group Audit Committee

The Board has established a Group Audit Committee and subsidiary audit committees as required by regulation or where deemed appropriate. The Group Audit Committee comprises non-executive directors, the majority of whom, including its Chairman, are independent.

The Group Audit Committee members are:
AF van Biljon*** (Chairman)
DDB Band***
PL Heinamann***
SN Mabaso**
LC Webb** (Alternate to Ms SN Mabaso)

** *Non-executive*
*** *Independent non-executive*

On 25 August 2003, Mr JRD Modise resigned as a member.

The purpose of the Group Audit Committee is to assist the Board in discharging its duties relating to the safeguarding of assets, the operation of adequate financial and record-keeping systems, financial control and reporting processes, and the preparation of accurate financial reports and financial statements in compliance with all legal and accounting requirements.

The internal and external auditors have unrestricted access to the reporting structures of these committees. The audit committees identify and evaluate exposure to significant risks, review the effectiveness and adequacy of the systems of internal, financial and operational controls, and the appropriateness of accounting policies. The Group Audit Committee also reviews financial and operational information provided to shareholders and other stakeholders in the annual reports.

The Group Audit Committee oversees compliance with corporate governance practices and specific disclosures in the annual financial statements. It is also responsible for the review of major audit recommendations and the approval of interim and annual results' announcements. The members of the committee are all financially literate. The Group CEO, the Group Finance Director, external and internal auditors, together with the relevant members of the management team are invited to attend meetings of the Group Audit Committee as the case may be. The committee evaluates the performance, independence and effectiveness of the external auditors and considers any material non-audit services to determine whether or not such services substantively impair their independence as external auditors. The committee also considers and makes recommendations on the appointment and retention of the external auditors. Before an audit commences, the committee discusses and reviews with the external auditors their engagement letter and the terms, scope and nature of the audit function, procedure and engagement, as well as the audit fee. It also obtains feedback from major Group subsidiary audit committees and deals with any other significant matters.

The Group Audit Committee operates in full compliance with defined terms of reference established by the Board in the form of a Charter and in consideration of current international trends and developments pertaining to the functions of audit committees.

The head of internal audit and the external audit partners have unrestricted access to the Chairman of the committee.

**Details of attendance by committee members at meetings held during the year are set out below:**

| Names of members | 27/05/03 | 3/06/03 | 12/06/03 | 22/09/03 | 6/11/03 | 19/11/03 | 31/03/04 |
|---|---|---|---|---|---|---|---|
| AF van Biljon*** | P | P | P | P | P | P | P |
| DDB Band*** | P | P | P | P | P | P | P |
| PL Heinamann*** | P | P | P | P | P | P | P |
| SN Mabaso** | P | A | A | P | P | A | A |
| JRD Modise** | P | A | P | NAM | NAM | NAM | NAM |

*Alternate director*

| Names of members | 27/05/03 | 3/06/03 | 12/06/03 | 22/09/03 | 6/11/03 | 19/11/03 | 31/03/04 |
|---|---|---|---|---|---|---|---|
| LC Webb** (Alternate to SN Mabaso) | P | P | P | A | P | P | P |

*A = Apologies* *P = Present* *NAM = Not a member*
*** Non-executive* **** Independent non-executive*

**Internal Audit and Forensic Services**

The Group Internal Audit function, supported by internal audit functions within each operation, is responsible for providing assurance as to the adequacy and effectiveness of internal controls within the Group. The Group Internal Audit function reports to the Group Chief Executive Officer and Group Audit Committee. Subsidiary audit committees are similarly structured but have a strong reporting line to Group Internal Audit.

Internal audits are planned and conducted according to a risk based audit methodology to ensure that assurance is provided on the inherently high risk areas within the Group.

The Group has a zero tolerance policy towards acts of fraud and has established a Group Forensic function which is supported by fraud detection and investigation disciplines in certain operations. The Group Forensic function is responsible for the implementation of fraud awareness and prevention programmes in all operations. It also investigates and reports on potential fraudulent activities identified through the Group's anonymous fraud and ethics hotline. It works closely with legal authorities to ensure successful criminal prosecution of offenders.

The Group Forensic function submits regular reports on fraud within the organisation to management as well as to the Group Audit Committee.

## Risk Management and Corporate Governance Committee

The objective of the Risk Management and Corporate Governance Committee is to identify, assess, and where feasible, manage and monitor the risks to which the business is exposed, both nationally and internationally. This committee is also responsible for reviewing the quality of corporate governance in the Group, for making recommendations for its enhancement and for providing advice to directors and management on issues that may lead to conflicts of interest. Other key issues such as people risk, environment controls and sustainability, constitute important aspects of this committee's mandate.

The Board has determined the level of acceptable risk and requires operations to manage and report in terms thereof.

The Risk Management and Corporate Governance Committee Charter includes the following key terms of reference:

- to provide an independent and objective review to the Board on the status of risk management and corporate governance within the Group
- to examine the relationship between the Group and its stakeholders to ensure that appropriate procedures are in place to prevent conflicts of interest that may arise; the aim being to align, as

closely as possible, the interests of employees, the Company and society in general
- to promote the "seven pillars" of good corporate governance, ie discipline, transparency, independence, accountability, responsibility, fairness and social responsibility

The current members of the committee are:
PL Heinamann*** (Chairman)
ZNA Cindi***
AF van Biljon***
LC Webb**
PF Nhleko*
RS Dabengwa*
CG Utton*

* *Executive*
** *Non-executive*
*** *Independent non-executive*

On 30 September 2003, Mr PL Zim resigned as a committee member and Mr CG Utton was appointed in his stead.

**Details of attendance by members at committee meetings during the year are set out below:**

| Names of members | 2/10/03 | 5/11/03 | 1/04/04 |
|---|---|---|---|
| ZNA Cindi*** | P | P | P |
| RS Dabengwa* | P | P | P |
| PL Heinamann*** | P | P | P |
| PF Nhleko* | P | P | P |
| CG Utton* | NAM | P | P |
| AF van Biljon*** | P | P | P |
| LC Webb** | A | P | P |

*A = Apologies* *P = Present* *NAM = Not a member at the time*
** Executive* *** Non-executive* **** Independent non-executive*

## Nominations, Remuneration and Human Resources Committee

The purpose of the Nominations, Remuneration and Human Resources Committee is set out in its Charter approved by the Board. The main responsibilities of this committee are:
- to review the size, structure and the composition of the Board
- to conduct an annual assessment of the Board's performance
- to set criteria for the nomination of directors and committee members of the Board
- to identify, evaluate and nominate candidates for appointment to the Board to fill vacancies as and when they arise
- to authorise the grant of share options to executive directors and all senior staff
- to determine the remuneration of executive directors, consider, review and approve the Group's policy on executive remuneration and to communicate this policy to stakeholders in the annual report
- to make recommendations to the Board on annual salary increases and performance related bonus awards.

The members of the Nominations, Remuneration and Human Resources Committee are:
DDB Band*** (Chairman)
MC Ramaphosa ***
SN Mabaso**

** *Non-executive*
*** *Independent non-executive*

On 11 March 2004, Mr MC Ramaphosa stepped down as Chairman of the committee and Mr DDB Band was appointed Chairman in his stead.

Although not appointed as members of the committee, the Group CEO, Group Finance Director and Group Executive Human Resources are invited to attend all meetings and recommend changes to the remuneration of other executives and senior staff members.

At all times, due attention is paid to the development of employment equity strategies, succession planning and the retention of key executives. The Group's remuneration philosophy is designed to ensure that it attracts and retains the critical skills necessary to promote business prosperity. This philosophy is subject to ongoing reviews by means of internal and external benchmarking, with the objective of maintaining competitiveness within the labour market.

Group executive directors and senior executives receive performance-related salaries and benefits commensurate with their management responsibilities. Bonuses are paid annually, and are structured to reward executive directors and senior executives relative to the performance of divisions for which they have responsibility as well as the performance of the Group. Within the limits imposed by the Group's shareholders, share options are allocated to the directors and senior staff in proportion to their contributions to the business, based on levels of seniority. The options, which are allocated at the closing price ruling on the date of allocation, vest after stipulated periods and are exercisable up to a maximum of ten years from the date of allocation.

**Details of attendance by members of the committee during the year are set out below:**

| Names of members | 17/06/03 | 29/10/03 | 27/11/03 | 11/03/04 |
|---|---|---|---|---|
| MC Ramaphosa*** | P | P | P | P |
| DDB Band*** | P | P | P | P |
| SN Mabaso** | A | A | A | A |
| LC Webb** | P | P | P | P |

*A = Apologies* *P = Present*
*** Non-executive* **** Independent non-executive*

## Group Tender Committee

On 8 April 2004, the Group Tender Committee was formed to consider all Group procurement tenders and to ensure that the procurement of goods and services is commercially and legally sound and conducted in a fair, honest, transparent and equitable manner.

The Group Tender Committee Charter includes the following key terms of reference:

- to create a uniform Group tender culture to promote consistent procurement practices in line with the values of MTN
- to ensure that the tender system is competitive and cost-effective at all times
- to promote local empowerment in a constructive and sustainable manner, thereby ensuring sound economic development of all markets in which MTN operates.

The current members of the committee are:

| | |
|---|---|
| D Marole | (Independent Chairperson) |
| I Hassen | (Chairperson of MTN South Africa Tender Committee) |
| A Wood | (Chairperson of MTN Nigeria Tender Committee) |
| I Charnley | (Commercial Director) |
| CS Wheeler | (Group Executive: Commercial Legal) |
| RD Nisbet | (Group Finance Director) |

and on rotation, Chairperson of the MTN Cameroon, MTN Uganda, MTN Swaziland and MTN Rwanda Tender Committees.

## Appointment of directors

Generally, directors have no fixed term of appointment but, in accordance with the Company's articles of association, are subject to retirement by rotation every three years and, if available, are considered for reappointment at the annual general meeting. The only exception to this is the current Group CEO who has an employment contract to 31 July 2007.

Non-executive directors are remunerated for their membership of the Boards of MTN Group Limited and its subsidiaries as well as Board-appointed committees. Non-executive directors do not qualify for share options.

## Induction of directors

On appointment, each new director undergoes an induction programme designed to meet individual needs and circumstances. The Company Secretary manages the induction programme.

New and prospective directors are required to complete the necessary formalities in terms of the relevant legislative and regulatory requirements for service in this capacity.

## Dealings in JSE Securities

All directors of the Group and its subsidiaries are required to notify the Company Secretary of any intention to buy or sell shares in the Group, whether directly or indirectly. Directors, executive members and senior management are prohibited from dealing in the Company's shares during prohibited periods, in compliance with regulatory and governance requirements.

It is the Group's policy for any director of the Group Board and subsidiary boards wishing to conclude any transaction in the Company's shares to obtain the prior approval of either the Chairman or the Group Chief Executive Officer.

Staff with access to confidential potential price sensitive information are prohibited from disclosing this to outsiders and from trading in MTN shares during the prohibited periods after the year-end and half year-end, until the final or interim results are published. The provisions of insider trading legislation are communicated to staff from time to time.

## Management reporting

Group operational performance and financial progress are reported monthly against approved budgets and compared with the results achieved over the corresponding period in the previous financial year. Profit projections and cash flow forecasts are updated quarterly, while working capital and borrowing levels are monitored continuously.

## Internal controls

The Group maintains internal controls and systems designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard and verify the Group's assets and debt levels. Established policies and procedures are in place and are implemented by trained personnel with an appropriate segregation of duties.

The internal auditors have confirmed that these monitoring procedures are being effectively applied. All significant findings arising from audit activities are brought to the attention of the Audit Committee and, where necessary, the Group CEO and/or the Board, ensuring full transparency and compliance at all levels of management.

Nothing has come to the attention of the directors, or to the attention of the external and internal auditors, to indicate that any material breakdown occurred in the functioning of the internal control systems which would have had a material effect on the results of the Group during the year under review.

## External audit

The external auditors provide an independent assessment of certain systems of internal financial control and express an independent opinion on the annual financial statements. The external auditors complement the work of the internal audit department and review relevant internal audit reports. The external audit function offers reasonable, though not absolute, assurance concerning the accuracy of financial disclosures. The independence of the external auditors is confirmed on an annual basis.

## Group Company Secretary

All directors have access to the advice and services of the Group Company Secretary, who provides guidance to the Board as a whole and to individual directors with regard to how their responsibilities should properly be discharged in the best interests of the Company.

The Group Company Secretary also oversees the induction of new directors and assists the Group Chairman and the Group Chief Executive Officer in determining the annual Board plan, Board agendas and formulating governance and other Board-related issues.

## Going concern

The annual financial statements set out on pages 80 to 150 have been prepared on the going concern basis since the directors, after due deliberation at the last meeting of the Board, have no reason to believe that the Company and the Group will not have adequate resources in place to continue to operate the business in the year ahead.

## Corporate code of conduct

The Group has a vision, mission statement, a set of values and a code of ethics. The updated code of ethics is consistent with the principles of integrity, honesty, ethical behaviour and compliance with all laws and regulations.

The Group is committed to the highest standards of integrity and ethical behaviour in all dealings with stakeholders, including society at large, conducting its business through fair commercial competitive practices and trading with suppliers who subscribe to ethical practices and are proactive in environmental, social and sustainability issues.

The Group ensures that staff buy-in to the code of ethics. Employees are expected to act in terms of the code at all times and failure to do so will result in disciplinary action being taken against them.

Regarding the provisions of the Insider Trading Act, the Company operates closed periods prior to the publication of its interim and year-end financial results, during which directors, officers, and other employees of the Group may not deal in the shares or other instruments pertaining to the Company.

## Employment equity

The MTN Group has a clearly defined employment equity strategy and a comprehensive employment equity plan for South African based operations. These, together with other specific affirmative action programmes, aim at realising the full potential of previously disadvantaged personnel, while meeting all legislative requirements.

## Sustainability reporting

The Group recognises its obligation to contribute to socio-economic goals and general social upliftment.

The Group strives to conduct its business with due regard for environmental concerns, and is committed to developing operating policies to address the environmental impact of its business activities.

A comprehensive sustainability commentary dealing with the Group's economic, social and environmental performance, is contained in the attached Sustainability Report.

MTN Group is included in the JSE Socially Responsible Investment Index as of May 2004.

## Disclosure

In terms of the JSE Listings Requirements, the Group is required to disclose individual directors' emoluments, which can be found in the directors' report contained on pages 83 to 97.

## Communication with stakeholders

The Group is engaged in meaningful and constructive dialogue with investors and shareholders and endeavours to maintain open and honest communications with all external parties. As a matter of good corporate governance, it communicates the promises made by the Board and the progress made towards the achievement thereof.

Shareholders are accordingly invited to attend the annual general meeting to be held on 18 August 2004 at 14:30 at the Innovation Centre at MTN Campus, 14th Avenue, Fairlands. The chairmen of the Group Audit, Nominations, Remuneration and Human Resources and Risk Management and Corporate Governance Committees will be available to answer any questions from shareholders.

Abridged curricula vitae of directors who retire at the annual general meeting are included in the notice of the AGM and set out on page 152 in this report.

The directors acknowledge on page 80 their responsibility for the fair presentation in the financial statements of the:

- state of affairs of the Group as at the end of the year under review
- net income for the period
- cash flows for the period.

The Group recognises the need for full, equal and timeous disclosure to all shareholders, as prescribed by the JSE Listings Requirements. Apart from annual and interim reports, it uses a broad range of communication channels, including SENS, print, radio, television media and the MTN website (www.mtngroup.com) to achieve this.

MTN Group has an investor relations department responsible for ensuring appropriate communication with shareholders and the investment community. Contact with domestic and international institutional shareholders, fund and asset managers and analysts, is maintained regularly by means of a comprehensive investor relations programme. This includes meetings with executive management and investor road shows.

# *Risk management report*

## Risk philosophy

Risk management is fundamental to effective corporate governance and the development of a sustainable business.

The King report on Corporate Governance states that "enterprise is the undertaking of risk for reward. A thorough understanding of the risks accepted by a company in the pursuance of its objectives, together with those strategies employed to mitigate those risks, is thus essential for a proper appreciation of the Company's affairs by the Board and stakeholders".

MTN endorses these principles and has adopted a risk philosophy to maximise business success and deliver shareholder value by optimising the balance between risk and reward.

Responsibility and accountability for the management of risks remain primarily with MTN's business units, supported by its overall governance structure and integrated risk management framework.

## Risk management objectives

In MTN, risk management is ultimately about:

- proactively **identifying** and understanding the risk factors and events that may affect the achievement of MTN's strategic and business objectives
- developing appropriate **response strategies** for risks. This could include taking certain considered and calculated risks and/or managing risks through various initiatives
- continuously **monitoring** and **reporting** risks
- establishing a **culture** where risk management forms part of MTN's day-to-day activities
- adhering to the **value system** of the Group
- continuously striving to **mitigate risk**.

## Risk management framework

The MTN risk management framework has been approved by the Group Board and sets the foundation for risk management in MTN, guided by the risk philosophy and objectives.

Roles and responsibilities at all levels of the organisation have been defined and are enforced by set key performance indicators for observance by executive management and CEOs of MTN's various operations.

Risk management structures ensure continuous focus on risk management and provide an escalation structure where appropriate actions are taken and risks monitored.

A defined risk management process ensures consistency in the identification, evaluation and reporting of risks and appropriate responses.

## Risk management structures



MTN Group
Board
MTN Group
Risk Management and Corporate Governance Committee
Group Risk Officer
Risk management function
MTN South Africa, Nigeria, Cameroon, Rwanda, Uganda,
Swaziland Board Risk and Audit Committees
Executive Risk Committees
Executive Management

The MTN Group Board is ultimately responsible for ensuring that risks are managed effectively. The Board considers risk reports from the Risk Management and Corporate Governance Committee and takes account of the assurance provided via the Group Audit Committee to enable it to assess the effectiveness of risk management in MTN.

The Risk Management and Corporate Governance Committee is the oversight body for risk management in MTN and is a sub-committee of the Board. The committee sets and approves the risk management framework for the Group. The committee also reviews the adequacy and overall effectiveness of risk management structures and practices in the Group. It reviews the risk profile as well as management's reports on the mitigation of key risks. The committee also oversees the reporting of risk matters to shareholders and the public.

The Group Risk Officer is responsible for the risk management function and reports to the Group CEO as well as the Risk Management and Corporate Governance Committee and Group Audit Committee. The risk management function is an independent specialist function that ensures that an effective risk management framework is maintained throughout the Group. This includes:

- facilitating, supporting and enabling executive management and the operating companies in performing their risk management processes
- providing a central source of information and guidance on risk management
- encouraging and creating awareness of risk management throughout MTN
- ensuring consistency in evaluating and reporting risks throughout MTN to facilitate comparability at an organisational level
- performing a risk report co-ordinating function on behalf of management and the Board Risk Committee.

The risk and audit committees at operating company level are the oversight bodies for these companies in respect of risk management. These committees are sub-committees of the boards of each operation. The Risk Management and Corporate Governance Committee acts as the Board Risk Committee for MTN South Africa. In all other operations, the audit committee also fulfils the role of the risk committee with a separate agenda for risk management matters.

Each operating company has an Executive Risk Committee represented by the CEO and first-line managers who are responsible for the day-to-day management of the operation and its risks. The purpose of this committee is to identify new risks, decide on mitigating strategies for risks and actively track and monitor progress. The committee is also responsible for embedding risk management into normal business processes. Each Executive Risk Committee submits regular reports to the Board risk committees of the operation through the Group Risk Officer. Members of the Executive Risk Committee are responsible for ensuring that the management of risks within their areas of responsibility is integrated with the operational management of their areas of responsibility.

The Risk Management and Corporate Governance Committee and the risk committees for the country operations meet at least quarterly as do the executive risk committees.

The CEOs of each operation have defined key performance indicators for ensuring that the Group risk management framework is implemented and risks are well managed within that operation.

## Risk management process

The process followed for risk management within MTN is in line with corporate governance requirements and general practice in the industry.

### Risk identification

Risks are continuously identified through focused risk discussions as well as the use of a risk model. The risk model is also used to ensure that all operations consider the same types of risk while taking into account their different operating environments. To ensure continuous reassessment of risks, changes in MTN's external and internal environment are analysed in terms of the opportunities and threats they present.

| External environment | Internal environment |
|---|---|
| Political environment | Policies |
| Regulatory environment | Procedures |
| Economic conditions | Strategies and business plans |
| Business environment | Structures |
| Customer behaviour and expectations | People |
| Stakeholder expectations | Systems and technology |

The Group risk management function and the risk champions within the operations facilitate risk identification through regular interaction with the operations.

## Risk evaluation

Risks are evaluated based on their potential impact to the organisation as well as the probability of occurrence. The impact of risks is assessed using qualitative and quantitative guidelines that have been developed and standardised across the Group. Inherent risk and residual risk factors are calculated, based on these assessments.

Risks are classified as either strategic risks or business risks depending on their impact on the organisation. Strategic risks are monitored by the Executive Committee and the Board, while business risks are managed and monitored by operational management.

The risk appetite for each operation has been determined and approved by the Group Risk Management and Corporate Governance Committee. The following factors were taken into account in determining the risk appetite:
- financial strength of the Group
- expected revenue contribution of each operation
- reputational importance of each operation
- level of conservatism to be applied by the Group in establishing the risk appetite.

## Response strategies

Response strategies are developed or reconfirmed for all risks. These are determined by taking into account the risk appetite of the operation in which the risk exists as well as the inherent impact and probability of occurrence of the risk.

Response strategies depend on the nature of the risk and are often a combination of various actions which include insurance, outsourcing, risk avoidance and/or active management of the risk through people, processes and systems.

The cost of risk mitigation is taken into account in determining the response strategies. Certain risks are accepted based on their impact to the organisation as well as MTN's risk appetite. Risks such as political, economic, currency and regulatory are largely beyond MTN's control and mitigation is limited to responsive actions to counter the impact of such. This could include insurance, diversification and hedging.

## Monitoring

Ownership is allocated for each risk as well as for the response strategies of each. Risk owners are responsible for the day-to-day management and monitoring of risks and for the overall adequacy and effectiveness of mitigating actions.

The various risk management structures in the Group (outlined under risk management structures) provide additional management, escalation and oversight for risks.

Internal audit provides independent assurance that a sound risk management framework exists within the Group.

## Risk management software

The Group's business risk function is currently dispensing risk management software to all operations. The software will be used to assist with recording and evaluating risks and controls, tracking progress on mitigating strategies and reporting to the various risk management structures.

## Reporting

Regular reporting on new risks as well as on the current status of MTN's strategic and business risk profiles is channelled to the various components of the risk management structure.

The model on page 72 contains the types of risks that are considered in all operations in the Group. Risk scenarios relating to these risk types are identified, considered, debated and prioritised in terms of their impact on the organisation. Mitigating strategies are then developed and integrated into operational management activities.

| MTN risk model | | | | |
|---|---|---|---|---|
| **Business environment** | **Financial** | **Human Resources** | **Customer** | **Operations** |
| Social<br>Political<br>Economic<br>Competition<br>Natural hazards<br>Safety and health<br>National pandemic<br><br>**Strategic and structural**<br>Strategic planning and execution<br>Governance structure<br>Organisational structure<br>Policy development<br>Alliance/partnering<br>Stakeholders<br>Business continuity<br><br>**Projects**<br>Alignment<br>Feasibility<br>Procurement<br>Execution<br>Change management<br><br>**Information**<br>Confidentiality<br>Integrity<br>Availability | Market<br>Credit<br>Interest rates<br>Commodity<br>Currency<br>Accounting<br>Fraud<br><br>**Regulatory affairs**<br>Regulatory change<br>Social/environmental<br>Employment<br>Compliance<br>Contractual liabilities<br>Privacy and confidentiality | Motivation<br>Productivity<br>Retention<br>Compensation<br>Training and development<br>Skills and experience<br>Key dependencies<br>Employee actions<br>Performance management<br>HIV/AIDS<br><br>**Cultural**<br>Ethics and values<br>Collusion<br>Goal alignment<br>Communications<br>Change readiness | Market research<br>Product development<br>Advertising and promotion<br>Customer services<br>Customer management<br>Pricing of products/ services<br>Performance | Process and data integrity<br>Process flow effectiveness<br>Process capacity<br>Billing and collections<br>Supply chain relationships<br>Distribution channel<br>Quality control<br>Service level support<br>Revenue assurance<br><br>**Systems**<br>Strategy<br>Effectiveness<br>Availability<br>Obsolescence<br>Integrity<br>Maintenance<br>Redundancy<br>Service level support<br><br>**Network**<br>Strategy<br>Effectiveness<br>Availability<br>Obsolescence<br>Integrity<br>Maintenance<br>Redundancy<br>Service level support<br>Interdependence |

The table below contains a summary of those risks that have been assessed as key strategic risks due to the impact they could have on the organisation if not well mitigated. The risks are not listed in order of priority or severity.

| Risk | Response strategy/control measure |
|---|---|
| Political risk<br>MTN has expanded its business into various African countries in recent years. The Group is planning to continue this expansion programme.<br><br>The possibility of political instability and the impact on MTN's profits and strategic objectives is an inherent risk. | • Extensive due diligence assessments are performed before investment decisions into new countries are finalised<br>• Most operations are sufficiently ring-fenced to limit the systemic risk to the Group of possible failure in operations<br>• Political risk insurance cover where deemed necessary<br>• Continuous political risk assessments are performed<br>• Corporate citizenship and social responsibility programmes in each country<br>• Relationship management with governments and regulators<br>• Careful selection of business partners |

| Risk | Response strategy/control measures |
|---|---|
| **Regulatory risk**<br>The telecommunications industry, in South Africa as well as in other countries in which the Group operates, is highly regulated. Regulatory change in terms of tariffs, licence restrictions and demographic restrictions might impact MTN's business.<br><br>In the South African environment, pending regulatory changes include the new convergence bill. In Nigeria, discussions are ongoing with the local regulator regarding regulatory changes and jurisdictional issues on interconnect pricing. | • Strict compliance with regulations is ensured<br>• Legal and regulatory compliance functions operate in each country<br>• Active participation in regulatory frameworks<br>• Active participation in regulation and rule-making procedures<br>• Policy-lobbying actions undertaken at legislative, executive and ministerial levels<br>• Relationship management with governments and regulators |
| **Brand reputation risk**<br>The MTN brand is one of the most successful in South Africa and is the leading brand in many of the other countries in which MTN operates.<br><br>Protecting the brand is extremely important and reputational damage might have severe consequences for the Group. | • Group marketing and brand management function<br>• Corporate communication function<br>• Mature product development processes<br>• Stable networks and network disaster recovery plans<br>• Constant market research and environment scan<br>• Customer-centric focus<br>• Managing stakeholder expectations |
| **Competition**<br>Competition risk in MTN refers to the risk of losing market share or the risk of price erosion in countries in which we operate. This could be a result of current competition or new competition entering the market.<br><br>The MTN operation in the mature South African market is well established, with continuous focus on maintaining and preferably growing market share.<br><br>Similarly, a key focus is to continue growing market share in the other African countries. The probability of new competition entering these markets is high. Mitigation strategies for this risk are in place. | *Loss of market share to current competition:*<br>• Marketing strategy<br>• Brand-building strategy<br>• Constant market research and environment scan<br>• Customer feedback<br>• Innovative and proactive product design<br>• Speed to market<br>• Quality coverage with maximum availability<br><br>*New competition entering the market:*<br>• As above<br>• Entrenching the MTN brand ahead of competitors<br>• Establishing extensive network infrastructures ahead of competition |
| **Governance in MTN operations**<br>The implementation of consistently good governance practices at all operations in the Group is a key focus at this stage. Poor governance could obviously result in significant losses and reputational damage to the Group. The Group has made good progress on this front, however, it will remain a key focus especially in newer, less mature operations. | • Operational management required to maintain good governance<br>• Formal policies and procedures<br>• Risk Management and Corporate Governance Committee (Board sub-committee)<br>• Executive Risk and Governance Committee for each country operation<br>• Risk management framework for the Group and all operations<br>• Code of ethics<br>• Group risk management function<br>• Internal audit and forensic audit functions in each operation as well as at Group level<br>• External audits |

| Risk | Response strategy/control measures |
|---|---|
| **Investment decisions**<br>Over the past five years, the Group has followed a strategic vision to become the leading provider of communications services on the continent, driven by the need to expand the Group's revenue base and exploit prospects for growth offered in the emerging markets of Africa, against the background of a maturing market in South Africa. Significant investments in five countries outside South Africa have been made and the Group continues to look for opportunities to expand operations into other countries in Africa and the Middle East.<br><br>Given the high upfront investment required in the telecommunications industry in the form of licence fees in greenfield operations as well as intensive capital roll-out plans, it is crucial that these decisions are based on proper due diligence studies and that the risk involved in the start-up operation is understood and factored into risk/return calculations. Failure in this regard could result in significant loss to the Group. However, it must be emphasised that all new ventures are inherently high-risk. | • Economic and political risk assessments are performed, often in co-operation with the London-based, Control Risk Group<br>• Market research to assess market size potential<br>• Financial impact assessment<br>• Detailed build-up of business plan which is then transformed into financial valuations<br>• US dollar-based return requirements<br>• Assistance from financial advisers including international investment banks where required<br>• Board approval process |
| **Repatriation of earnings**<br>Changes in regulations or fiscal policies regarding repatriation of earnings to South Africa in the countries in which we operate might pose a threat to the MTN Group. Although this risk is closely linked with political risk, it has separate mitigation strategies and we are treating it as a separate risk. | • The MTN Group only invests in countries where the regulatory/exchange control framework is such that foreign direct investment and repatriation of returns on such investments are allowed at the time of investment. This aspect is a key consideration in due diligences performed before investment decisions are finalised. Changes in regulations are closely monitored.<br>• Full compliance with import, export, foreign investment, foreign exchange and tax regulations in each country<br>• Legal and regulatory compliance functions in each country<br>• Most operations are sufficiently ring-fenced to limit the systemic risk to the Group of possible failure in operations<br>• Careful constitution of capital structures |
| **Relationships with external shareholders in operations**<br>The external shareholders of MTN's operations in the rest of Africa fulfil an important role in the continued success of these operations. They are often key role players in establishing good relationships with the local regulating bodies and subscriber base. Since the inception of the Group's expansion strategy, relationships with local shareholders have been a key strength.<br><br>A breakdown in these relationships could have a negative impact on MTN's success. | • Careful selection of partners and shareholders<br>• Shareholder representation on the Board of each operation<br>• Extensive shareholder agreements<br>• Regular interaction and discussions between local shareholders/directors and MTN Group directors |

| Risk | Response strategy/control measures |
| --- | --- |
| **Staffing of new operations**<br>Staffing new operations with an experienced team is extremely important to ensure successful start-ups. New operations are normally staffed with a large contingent of expatriates with the task of recruiting and training local skills. The expatriate team is highly specialised and their services are in demand throughout the Group.<br><br>Inability to staff new operations or sufficiently train local staff could have a significant impact on the successful start-up of a new operation. | • Human resource strategy<br>• Dedicated employee pool to staff new operations<br>• Dedicated function to manage expatriate human resource requirements<br>• Staff retention programmes<br>• Resource planning processes<br>• Training programmes to ensure successful handover to local staff |
| **Emerging technology**<br>Telecommunications is arguably the fastest-developing industry from a technology point of view. Emerging technology in the telecommunications industry evolves around the convergence of traditional voice and data into the so-called third and fourth generation wireless broadband technologies. These technologies bring both opportunity and risk to MTN.<br><br>Future growth in market demand for high-speed wireless data services is an opportunity to expand product offerings and grow revenue. This could also present a competitive threat if not proactively managed. MTN will continue to perform extensive research on emerging technology to ensure we respond to market needs.<br><br>Similarly, emerging technology and resultant legislation often require changes in infrastructure which could result in significant investment and/or instability if not well managed. | • Technology strategy<br>• Continuous research into emerging technologies and their impact on the market<br>• Market analysis<br>• Extensive impact analysis and feasibility assessments<br>• In-house development teams<br>• Project management and change management processes |

| Risk | Response strategy/control measures |
|---|---|
| **Network quality**<br>Quality and availability of our GSM networks are crucial to MTN's continued success. A key inherent risk to the business is the unexpected failure of the networks or components due to disasters, hardware or software failure, sabotage, etc. Intensive proactive management of this risk in all operations is crucial.<br><br>This risk is adequately mitigated in the more established operations within the Group, including South Africa.<br><br>The network roll-out in Nigeria has been a key focus over the last year and has not met expectations. The logistical arrangements to get network equipment into Nigeria, obtain sites for base stations and the instability of the power infrastructure are challenging. Network coverage and quality has improved significantly as has MTN's subscriber base. MTN is now the leading telecommunications provider in Nigeria. Continuous expansion of network coverage and capacity to keep up with market demands in Nigeria will remain a key focus in the short term. | • Network planning<br>• Comprehensive generator-powered infrastructure in Nigeria to compensate for unstable power infrastructure<br>• Network redundancy<br>• Proactive maintenance<br>• Network monitoring centres in each operation<br>• Continuous and controlled upgrade of network equipment and software<br>• Disaster recovery plans<br>• Service level agreements with suppliers<br>• Continuous research into technology changes<br>• Physical security protection of network infrastructure<br>• ISO 9001 accreditation |
| **Information systems**<br>MTN depends on information systems to ensure excellent customer service, accurate billing and financial management of the business.<br><br>An information system strategy that supports business needs is crucial. Control over information systems to ensure availability and continuity of systems, confidentiality of information and data integrity, is key. Failure of these mechanisms could result in significant losses. | • Information strategy that is aligned to business strategy<br>• Defined information architecture<br>• Change management, incident management, configuration management procedures<br>• Information security strategy<br>• Service level agreements with suppliers<br>• Implementation of well-known and well-supported enterprise resource planning solutions<br>• A project for the replacement of our billing system and standardisation across the Group is under way |

| Risk | Response strategy/control measures |
|---|---|
| **Procurement**<br>Procurement risk refers to the risk of fraud and wasted expenditure as a result of inadequate procurement practices and lack of proper controls. This includes:<br>• lack of proper procurement/supply chain policies and procedures<br>• lack of appropriately skilled procurement resources<br>• uncontrolled supplier selection<br>• inefficient procurement<br>• poor management of the supply chain<br>• unauthorised or unnecessary procurement<br>• poor contract management and supplier management<br><br>Active management of this risk is key as MTN Group procures almost R12 billion worth of goods and services per year.<br><br>The current focus is to maximise procurement synergies and standardise procurement practices. Optimisation of the supply chain in Nigeria is a further key focus. | • Standardised procurement policies<br>• Group procurement function established to leverage synergies and economies of scale for the procurement of goods and services in the Group while ensuring compliance with best practice<br>• Formal tender processes<br>• Preferred supplier lists<br>• Black economic empowerment requirements<br>• Delegation of authority structures<br>• Budget control<br>• Anti-fraud strategy |
| **Currency risk**<br>This risk refers to potential losses due to currency fluctuations in the countries where MTN operates. | • Hedging strategies |
| **Human resource risk**<br>This risk refers to the detrimental impact on the organisation if we are unable to attract, develop and retain the right staff in our operations and simultaneously meet our responsibilities regarding employment equity. | • Group Human Resource function<br>• Employment equity targets and programmes<br>• Integrated performance management and development programmes<br>• Bonus incentive and share option schemes<br>• Succession planning<br>• AIDS awareness programme |

# Glossary of terms and acronyms

## Group companies

**MTN,**
**MTN Group,**
**the Group** MTN Group Limited formerly known as M-Cell

The following companies are jointly referred to as MTN South Africa:

| | |
|---|---|
| **MTN Network Operator** | Mobile Telephone Networks (Proprietary) Limited |
| **MTN Service Provider** | MTN Service Provider (Proprietary) Limited formerly known as M-Tel |
| **e-Bucks** | New Bucks Holdings (Proprietary) Limited |
| **i-Talk** | i-Talk (Proprietary) Limited |
| **Leaf** | Leaf Wireless (Proprietary) Limited |

| | |
|---|---|
| **MTN Cameroon** | Mobile Telephone Networks Cameroon Limited |
| **MTN Holdings** | Mobile Telephone Networks Holdings (Proprietary) Limited |
| **MTN International** | MTN International (Proprietary) Limited |
| **MTN Mauritius** | MTN International (Mauritius) Limited |
| **MTN Network Solutions** | MTN Network Solutions (Proprietary) Limited formerly known as CiTEC |
| **MTN Nigeria** | MTN Nigeria Communications Limited |
| **MTN Rwanda** | RwandaCell S.A.R.L. |
| **MTN Swaziland** | Swazi MTN Limited |
| **MTN Uganda** | MTN Uganda Limited |
| **NEFTO** | Nigeria Electronic Funds Transfer Operation |
| **Orbicom** | Orbicom (Proprietary) Limited |
| **Supercell** | Supercell S.P.R.L |

## Terms and acronyms

| | |
|---|---|
| **Active subscribers** | Pre-paid subscribers that have made or received a call in the last 30 days |
| **AGM** | Annual general meeting |
| **AIDS** | Acquired Immune Deficiency Syndrome |
| **ARPU** | Average revenue per user |
| **ART** | Agence de Regulation des Telecommunication |
| **BEE** | Black Economic Empowerment |
| **BTS** | Base transceiver station |
| **BSC** | Base Station Controller |
| **Capable subscribers** | Pre-paid subscribers that have made or received a call in the last 90 days |
| **CEO** | Chief Executive Officer |
| **CFA** | Communaute Financiere Africaine franc |
| **CSI** | Corporate Social Investment |
| **EBITDA** | Earnings Before Interest Tax Depreciation and Amortisation |
| **ECICSA** | Export Credit Insurance Corporation of South Africa |
| **EPS** | Earnings per share |
| **GSM** | Global System for Mobile Communication |
| **HIV** | Human Immuno deficiency virus |
| **ICASA** | Independent Communications Authority of South Africa |
| **ICT** | Information and Communication Technologies |
| **IFC** | International Finance Corporation |
| **ISDN** | Integrated Services Digital Network |
| **ISP** | Internet service provider |
| **IVR** | Intelligent Voice Recognition |
| **JSE** | JSE Securities Exchange South Africa |
| **Johnnic** | Johnnic Holdings Limited |
| **MOU** | Minutes of use per subscriber |
| **MSC** | Mobile Switching Centre |
| **NEPAD** | The New Partnership for Africa's Development |
| **NGN** | Nigerian Naira |
| **Newshelf 664** | Newshelf 664 (Proprietary) Limited |
| **PABX** | Private Automatic Branch Exchange |
| **PAT** | Profit after tax |
| **PIC** | Public Investment Commission |
| **Post-paid subscribers** | Subscribers that have a contract |
| **Pre-paid subscribers** | Subscribers without a contract that purchase pre-paid vouchers |
| **R&D** | Research and development |
| **Rand, R** | South African rand |
| **RIVR** | Remote interactive voice response |
| **RWF** | Rwanda Franc |
| **SARS** | South African Revenue Services |
| **SDH** | Synchronous digital hierarchy |
| **SIM** | Subscriber identity module |
| **SME** | Small medium enterprise |
| **SMS** | Short message service |
| **SNO** | Second national operator |
| **SP** | Service providers |
| **SPTC** | Swazi Post and Telecommunication Corporation |
| **STM** | Synchronous Transfer Mode |
| **UGS** | Ugandan Shillings |
| **US$** | United States Dollar |
| **VPN** | Virtual private network |
| **WLL** | Wireless local loop |

# MTN Group Limited Business Report 2004

## Annual financial statements



*The Group's financial performance for the current year was strong. Revenue increased by 23% to R23,9 billion and adjusted headline EPS increased by 77% to 253,1 cents. The rest of Africa contributes 36% to revenue and 46,4% to adjusted headline EPS.*



MTN

# *Statement of Directors' responsibility*

*for the year ended 31 March 2004*

The Directors are responsible for the preparation, integrity and fair presentation of the financial statements of MTN Group Limited and its subsidiaries. The financial statements presented on pages 83 to 150 have been prepared in accordance with Statements of Generally Accepted Accounting Practice ("GAAP") in South Africa, and include amounts based on judgements and estimates made by management.

The Directors consider that, in preparing the financial statements they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all Statements of GAAP that they consider to be applicable have been followed. The Directors are satisfied that the information contained in the financial statements fairly presents the results of operations for the year and the financial position of the Group and Company at year-end.

The Directors have responsibility for ensuring that accounting records are kept. The accounting records disclose, with reasonable accuracy, the financial position of the Group and Company to enable the directors to ensure that the financial statements comply with relevant legislation.

MTN Group Limited and its subsidiaries operate in an established control environment, which is documented and regularly reviewed. This incorporates risk management and internal control procedures, which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded and the risks facing the business are being controlled.

The going concern basis has been adopted in preparing the financial statements. The Directors have no reason to believe that the Group will not be a going concern in the year ahead, based on forecasts and available cash resources. These financial statements support the viability of the Group and Company.

The Group's external auditors, PricewaterhouseCoopers Incorporated and SizweNtsaluba VSP Incorporated, audited the financial statements and their report is presented on page 82.

The annual financial statements and Group annual financial statements, which appear on pages 83 to 150 were approved by the Board of Directors on 10 June 2004 and are signed on its behalf by:

PF Nhleko
*Group Chief Executive Officer*

RD Nisbet
*Group Finance Director*

Sandton
10 June 2004

# *Certificate by the Company Secretary*

*for the year ended 31 March 2004*

In my opinion as Company Secretary, I hereby confirm, in terms of the Companies Act, 1973, that for the year ended 31 March 2004, the Company has lodged with the Registrar of Companies, all such returns as are required of a public company in terms of this Act and that such returns are true, correct and up to date.

MMR Mackintosh
Company Secretary

Sandton
10 June 2004

# Report of the independent auditors
*for the year ended 31 March 2004*

**TO THE MEMBERS OF MTN GROUP LIMITED**
We have audited the annual financial statements and Group annual financial statements of MTN Group Limited set out on pages 83 to 150 for the year ended 31 March 2004. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

**Scope**
We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

**Audit opinion**
In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 March 2004 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
*Chartered Accountants (SA)*

2 Eglin Road
Sunninghill
10 June 2004

SizweNtsaluba VSP Inc.
Registered Accountants and Auditors
*Chartered Accountants (SA)*

1 Woodmead Drive
Woodmead
10 June 2004

# Directors' report

*for the year ended 31 March 2004*

The directors have pleasure in presenting their report and audited financial statements for the year ended 31 March 2004.

**NATURE OF BUSINESS**

MTN Group Limited ("MTN Group or the Company") carries on the business of investing in the telecommunications and satellite signal distribution industries through its subsidiaries, as follows:

**Mobile Telephone Networks Holdings (Proprietary) Limited ("MTN Holdings"),** a wholly owned subsidiary of MTN Group, is the holding company of a group of companies that operate telecommunications networks and provide related services to subscribers in six countries. MTN Holdings conducts its business through a number of directly and indirectly held subsidiaries, joint ventures and associates.

The main subsidiaries, joint ventures and associates are as follows:

**Subsidiaries:**

- Mobile Telephone Networks (Proprietary) Limited ("MTN Network Operator"), a cellular network operator;
- MTN Service Provider (Proprietary) Limited ("MTN Service Provider"), a cellular service provider;
- MTN International (Proprietary) Limited ("MTN International"), the holding company of the Group's telephony operations in territories outside of South Africa;
- MTN International (Mauritius) Limited ("MTN Mauritius");
- MTN Nigeria Communications Limited ("MTN Nigeria");
- Mobile Telephone Networks Cameroon Limited ("MTN Cameroon"); and
- Nigerian Electronic Funds Transfer Operations Limited.

**Joint ventures (between MTN Group and other parties):**

- MTN Network Solutions (Proprietary) Limited ("MTN Network Solutions");
- Swazi MTN Limited ("MTN Swaziland");
- RwandaCell S.A.R.L ("MTN Rwanda"); and
- MTN Uganda Limited ("MTN Uganda").

**Associates:**

- MTN Publicom Limited (Uganda);
- i-Talk (Proprietary) Limited;
- New Bucks (Proprietary) Limited;
- Leaf Wireless (Proprietary) Limited; and
- MTN Villagephone Limited (Uganda).

**Orbicom (Proprietary) Limited ("Orbicom"),** another wholly owned subsidiary of the Group, is a leading satellite signal distributor in Africa.

Details of the entities in which MTN Group has a direct or indirect interest are set out in Annexures 1 and 2 of the financial statements on pages 148 and 149.

During the year, MTN Group disposed of a 4,5% stake in MTN Nigeria as part of the medium-term financing arrangements for that subsidiary, as well as its strategy of increasing local equity participation in MTN Nigeria. The Group also acquired an additional 9% of the equity of MTN Rwanda.

The Board of Directors has resolved to explore the possible disposal of Orbicom.

**DIRECTORS AND COMPANY SECRETARY**

The following acted as directors during the year:

| | |
|---|---|
| DDB Band ** | |
| SL Botha | (appointed 7 July 2003) |
| I Charnley | |
| ZNA Cindi ** | |
| RS Dabengwa | |
| PL Heinamann ** | |
| SN Mabaso** | |
| PF Nhleko (Chief Executive Officer) | |
| RD Nisbet | |
| MC Ramaphosa ** (Chairman) | |
| JHN Strydom** | (appointed 11 March 2004) |
| AF van Biljon** | |
| LC Webb** (alternate to SN Mabaso) | |
| PL Zim | (resigned 30 September 2003) |
| JRD Modise** (alternate to MC Ramaphosa) | (resigned 25 August 2003) |

*** Non-executive*

The Company Secretary is MMR Mackintosh, whose business and postal addresses are set out below:

**Business address**
3 Alice Lane
Sandown Extension 38
Sandton
2196

**Postal address**
Private Bag 9955
Sandton
2146

**INTERESTS OF DIRECTORS AND OFFICERS**

During the financial year, no contracts were entered into in which directors and officers of the Company had an interest and which significantly affected the business of the Group. The directors had no interest in any third party or company responsible for managing any of the business activities of the Group. The emoluments and perquisites of executive directors are determined by the Group Nominations, Remuneration and Human Resources Committee. No long-term service contracts exist between executive directors and the Company, with the exception of the contract of service between the Group CEO and the Company, which commenced on 1 July 2002 and has a duration of five years.

| RESULTS OF OPERATIONS | **2004 Rm** | 2003 Rm |
|---|---|---|
| **Aggregate net profits in:** | | |
| Subsidiaries | **4 450** | 2 658 |
| Joint ventures | **143** | 146 |
| Associated companies | **10** | 4 |
| | **4 603** | 2 808 |
| **Aggregate net losses in:** | | |
| MTN Group Company – amortisation of goodwill | **(596)** | (597) |
| Subsidiaries | **(306)** | (272) |
| Joint ventures | **–** | (2) |
| Associated companies | **(1)** | (3) |
| | **(903)** | (874) |

The financial statements on pages 83 to 150 set out the financial position, results of operations and cash flows of the Group. Note 1 to the financial statements provides an analysis of the financial results by geographic segment.

## SHARE CAPITAL AND PREMIUM

### Authorised share capital

There has been no change in the authorised share capital of the Company.

### Issued share capital

The issued share capital of the Company was increased during the year by the allotment and issuing to the beneficiaries of the MTN Staff Incentive Trust ("the MTN Debenture Trust") of the following ordinary share allotments in respect of the acquisition of 1 414 907 MTN Holdings ordinary shares from such beneficiaries (refer page 88):

- 121 330 at R13,26 on 15 April 2003
- 3 447 521 at R12,94 on 4 June 2003
- 208 167 at R16,42 on 7 August 2003
- 537 495 at R23,45 on 4 December 2003
- 88 375 at R23,45 on 11 February 2004

The issued share capital of the Company was further increased during the year by the following share allotments and issues to employees who exercised share options in terms of the MTN Group Share Option Scheme:

- 1 865 501 at R13,53
- 476 320 at R9,31

Accordingly, at 31 March 2004, the issued share capital of the Company was R165 880 (2003: R165 206) comprising 1 658 802 355 (2003: 1 652 057 646) ordinary shares of 0,01 cent each (before exclusion of treasury stock of 1 078 297 (2003: 2 098 271) shares) held by the MTN Group Share Trust.

### Unissued share capital

The unissued ordinary shares are the subject of a general authority granted to the Directors in terms of section 221 of the Companies Act, 1973 (Act No 61 of 1973) ("the Companies Act or the Act"). As this general authority remains valid only until the next annual general meeting, which is to be held on 18 August 2004, members will be asked at that meeting to consider an ordinary resolution placing the said unissued ordinary shares up to a maximum of 10% of the Company's issued share capital under the control of the Directors until the 2005 annual general meeting.

### Acquisition of the Company's own shares

At the last annual general meeting of 29 September 2003, shareholders gave the Company or any of its subsidiaries, a general authority in terms of sections 85 and 89 of the Act, by way of a special resolution, for the acquisition of shares of the Company. As this general authority remains valid only until the next annual general meeting, which is to be held on 18 August 2004, members will be asked at that meeting to consider a special resolution to renew this general approval until the 2005 annual general meeting.

### Distribution to shareholders

A dividend of 41 cents per share (2003: Nil) amounting to a total of R680 million was declared in respect of the 2004 year on 10 June 2004, payable to shareholders registered on 2 July 2004.

**SHAREHOLDERS' INTEREST**

**Major shareholders**

The following information was extracted from the Company's share register at 31 March 2004:

| *Nominees holding shares in excess of 5% of the ordinary issued share capital of the Company:* | **2004** Number of shares | **2004** % of issued share capital | 2003 Number of shares | 2003 % of issued share capital |
|---|---|---|---|---|
| Nedcor Nominees Holdings (Proprietary) Limited | **629 193 999** | **37,93** | 460 773 466 | 27,89 |
| Standard Bank Nominees (Tvl) (Proprietary) Limited | **460 293 756** | **27,75** | 789 555 442 | 47,79 |
| First National Nominees (Proprietary) Limited | **143 525 925** | **8,65** | n/a | n/a |
| ABSA Nominees (Proprietary) Limited | **104 407 544** | **6,29** | n/a | n/a |
| *Spread of ordinary shareholders* | | | | |
| Public | **1 346 676 063** | **81,18** | 742 484 942 | 44,94 |
| Non-public | **312 126 292** | **18,82** | 909 572 704 | 55,06 |
| – Directors of MTN Group Limited and major subsidiaries | **1 416 347** | **0,09** | 1 593 656 | 0,09 |
| – MTN Group Share Incentive Scheme | **1 078 297** | **0,06** | 2 098 271 | 0,13 |
| – MTN Group Employees | **631 648** | **0,04** | 535 514 | 0,03 |
| – Johnnic Holdings Limited | **n/a** | **n/a** | 596 345 263 | 36,10 |
| – Newshelf 664 (Proprietary) Limited* | **309 000 000** | **18,63** | 309 000 000 | 18,71 |
| Total issued share capital | **1 658 802 355** | **100,00** | 1 652 057 646 | 100,00 |

* *Although Newshelf 664 (Proprietary) Limited ("Newshelf 664") has an economic interest in 309 million MTN Group shares, it currently only has voting rights over 253 million MTN Group shares. Further details of the Newshelf 664 shareholding are provided on page 94.*

**Disclosures in accordance with section 140A(8)(a) of the Companies Act and paragraph 8.63 of the JSE Listings Requirements**

According to information received by the directors, the following shareholders held shares in excess of 5% of the ordinary issued share capital:

| *Beneficial shareholders holding 5% or more* | **2004** Number of shares | **2004** % of issued share capital | 2003 Number of shares | 2003 % of issued share capital |
|---|---|---|---|---|
| Newshelf 664 (Proprietary) Limited* | **309 000 000** | **18,63** | 309 000 000 | 18,71 |
| Johnnic Holdings Limited | **n/a** | **n/a** | 596 345 263 | 36,10 |
| Public Investment Commissioners | **171 012 112** | **10,31** | n/a | n/a |

* *Although Newshelf 664 has an economic interest in 309 million MTN Group shares, it currently only has voting rights over 253 million MTN Group shares. Further details of the Newshelf 664 shareholding are provided on page 94.*

Certain of these shareholdings are partially or wholly included in the nominee companies mentioned above. Apart from this, the Company is not aware of any other party who has a shareholding of more than 5% in the Company.

## THE MTN GROUP SHARE OPTION AND INCENTIVE SCHEMES

The Company operates share option and incentive schemes ("the schemes") and eligible employees, including executive directors, are able to participate in accordance with the schemes' rules. The schemes are designed to recognise the contributions of executive directors and eligible staff and to provide additional incentives for them to contribute to the Company's continued growth.

In terms of the schemes, the total number of shares which may be allocated for the purposes of the schemes shall not exceed 5% of the total issued ordinary share capital of the Company from time to time, being 81 799 691 shares.

### MTN Group Share Option Scheme ("the Option Scheme")

The following information is provided in accordance with the provisions of the Option Scheme:

| | 2004 Number of shares | 2003 Number of shares |
|---|---|---|
| Options allocated and reserved at beginning of year | **26 028 930** | 10 232 410 |
| *Add:* Options allocated and reserved | **3 779 540** | 17 160 539 |
| *Less:* Options no longer reserved due to participants leaving the employ of the Group and lapsing of offers | **(1 289 223)** | (1 364 019) |
| *Less:* Options exercised and allotted | **(2 439 641)** | – |
| **Options allocated at end of year** | **26 079 606** | 26 028 930 |

The vesting periods under the Option Scheme are as follows: 20%, 20%, 30% and 30% at each anniversary of each of the second, third, fourth and fifth years after the grant date of the options, respectively. The strike price for the options is determined as the closing market price for MTN Group Limited shares on the date of issue. All options will expire ten years after date of offer.

Options exercised during the year yielded the following proceeds, after transaction costs:

| | 2004 Rm | 2003 Rm |
|---|---|---|
| Ordinary share capital – at par | * | – |
| Share premium | **30 975** | – |
| Proceeds | **30 975** | – |
| Fair value, at exercise date, of shares issued | **60 554** | – |

Share options outstanding at the end of the year have the following terms:

| **2004** Number outstanding at 31 March | **2004** Exercise price R | **2004** Remaining contractual life (years) | 2003 Number outstanding at 31 March | 2003 Exercise price R | 2003 Remaining contractual life (years) |
|---|---|---|---|---|---|
| **6 814 647** | **13,53** | **7,40** | 9 452 791 | 13,53 | 8,50 |
| **399 400** | **12,88** | **8,48** | 399 400 | 12,88 | 9,58 |
| **15 086 019** | **9,31** | **8,48** | 16 176 739 | 9,31 | 9,58 |
| **959 540** | **16,81** | **8,98** | – | – | – |
| **2 820 000** | **27,00** | **9,30** | – | – | – |
| **26 079 606** | | | 26 028 930 | | |

* *Amount less than R1 million*

**MTN Group Share Incentive Scheme ("the Incentive Scheme")**

This Incentive Scheme was established when the Company formed part of MultiChoice Limited and no allocations have been made under this scheme since 2001. All share options granted will expire by 2011. The following information is provided in accordance with the provisions of the Incentive Scheme:

| | **2004 Number of shares** | 2003 Number of shares |
|---|---|---|
| Shares allotted and issued to the share trust at beginning of year | **2 098 271** | 2 235 807 |
| *Less:* Shares purchased by participants | **(922 154)** | (137 536) |
| *Less:* Shares allotted and issued to participants in the Option Scheme | **(97 820)** | – |
| | **1 078 297** | 2 098 271 |
| Shares allocated and reserved in previous years | **3 279 881** | 3 279 317 |
| *Less:* Shares no longer reserved due to participants leaving the employ of the Group and participants selling shares back to the trust | **(3 178 642)** | (2 250 216) |
| *Add:* Shares held by share trust at end of year and available for allocation | **977 058** | 1 069 170 |
| Shares held by share trust at end of year | **1 078 297** | 2 098 271 |

One third of the shares allocated with deferred delivery vest on the anniversary of each of the third, fourth and fifth years after the grant date of the shares or options and expire ten years after the date of offer. Unvested and vested but not exercised shares are subject to cancellation upon termination of employment.

**MTN Staff Incentive Scheme ("the MTN Debenture Scheme")**

In terms of the MTN Debenture Scheme, which was established prior to MTN Holdings becoming a wholly owned subsidiary of MTN Group, debentures, upon vesting, are compulsorily converted into MTN Holdings ordinary shares on a one for one basis. MTN Group agreed to acquire the MTN Holdings' ordinary shares in exchange for MTN Group ordinary shares based on valuations and a formula agreed upon by the Boards of the respective companies. Historically, the exchange ratio used has approximated 3.1 MTN Group ordinary shares for each MTN Holdings ordinary share. A total of 188 917 (2003: 1 639 042) debentures were outstanding as at 31 March 2004. The number of participants remaining in the scheme as at 31 March 2004 was 315 (2003: 745). Since inception of the MTN Debenture Scheme, MTN Group has issued 36 295 747 ordinary shares for MTN Holdings shares acquired under the MTN Debenture Scheme. The last issue of debentures took place in December 2000. Debentures bear interest at a rate not less than the "official rate of interest" according to South African Revenue Service and will vest on 1 December 2004.

## EQUITY COMPENSATION BENEFITS FOR EXECUTIVE DIRECTORS AND OFFICERS
### MTN Group Share Option Scheme
### Year ended 31 March 2004

| | Balance at beginning of year | Options allocated during the year | Option offer price | Date of allocation | Exercised during the year | **Balance at end of year** | Exercisable options | Offer price | Exercisable date |
|---|---|---|---|---|---|---|---|---|---|
| ***MTN Group*** | | | | | | | | | |
| I Charnley | 280 000 | – | R13,53 | 28/09/01 | 50 000 | **230 000** | 43 333 | R13,53 | 28/09/02 |
| | 528 900 | – | R9,31 | 02/09/02 | – | **528 900** | 93 333 | R13,53 | 28/09/03 |
| | 808 900 | | | | | **758 900** | 105 780 | R9,31 | 02/09/04 |
| | | | | | | | 93 334 | R13,53 | 28/09/04 |
| | | | | | | | 105 780 | R9,31 | 02/09/05 |
| | | | | | | | 158 670 | R9,31 | 02/09/06 |
| | | | | | | | 158 670 | R9,31 | 02/09/07 |
| SL Botha | – | 959 540 | R16,81 | 07/07/03 | – | **959 540** | 191 908 | R16,81 | 07/07/05 |
| | | | | | | | 191 908 | R16,81 | 07/07/06 |
| | | | | | | | 287 862 | R16,81 | 07/07/07 |
| | | | | | | | 287 862 | R16,81 | 07/07/08 |
| RS Dabengwa | 330 700 | – | R9,31 | 02/09/02 | – | **330 700** | 66 140 | R9,31 | 02/09/04 |
| | – | 291 100 | R27,00 | 01/12/03 | – | **291 100** | 66 140 | R9,31 | 02/09/05 |
| | | | | | | **621 800** | 58 220 | R27,00 | 01/12/05 |
| | | | | | | | 99 210 | R9,31 | 02/09/06 |
| | | | | | | | 58 220 | R27,00 | 01/12/06 |
| | | | | | | | 99 210 | R9,31 | 02/09/07 |
| | | | | | | | 87 330 | R27,00 | 01/12/07 |
| | | | | | | | 87 330 | R27,00 | 01/12/08 |
| RD Nisbet | 935 800 | – | R9,31 | 02/09/02 | – | **935 800** | 187 160 | R9,31 | 02/09/04 |
| | – | 64 500 | R27,00 | 01/12/03 | – | **64 500** | 187 160 | R9,31 | 02/09/05 |
| | | | | | | **1 000 300** | 12 900 | R27,00 | 01/12/05 |
| | | | | | | | 280 740 | R9,31 | 02/09/06 |
| | | | | | | | 12 900 | R27,00 | 01/12/06 |
| | | | | | | | 280 740 | R9,31 | 02/09/07 |
| | | | | | | | 19 350 | R27,00 | 01/12/07 |
| | | | | | | | 19 350 | R27,00 | 01/12/08 |
| PF Nhleko | 2 388 700 | – | R9,31 | 02/09/02 | – | **2 388 700** | 477 740 | R9,31 | 02/09/04 |
| | | | | | | | 477 740 | R9,31 | 02/09/05 |
| | | | | | | | 716 610 | R9,31 | 02/09/06 |
| | | | | | | | 716 610 | R9,31 | 02/09/07 |
| PL Zim ~ | 682 900 | – | R13,53 | 28/09/01 | 136 580 | **Resigned** | | | |
| MMR Mackintosh * | 24 100 | – | R9,31 | 02/09/02 | – | **24 100** | 4 820 | R9,31 | 02/09/04 |
| | | | | | | | 4 820 | R9,31 | 02/09/05 |
| | | | | | | | 7 230 | R9,31 | 02/09/06 |
| | | | | | | | 7 230 | R9,31 | 02/09/07 |

* *Group Company Secretary*

~ *Mr Zim resigned on 30 September 2003*

**EQUITY COMPENSATION BENEFITS FOR EXECUTIVE DIRECTORS AND OFFICERS (continued)**
**MTN Group Share Option Scheme (continued)**
**Year ended 31 March 2004 (continued)**

| | Balance at beginning of year | Options allocated during the year | Option offer price | Date of allocation | Exercised during the year | **Balance at end of year** | Exercisable options | Offer price | Exercisable date |
|---|---|---|---|---|---|---|---|---|---|
| ***MTN subsidiaries*** | | | | | | | | | |
| K Badimo | 365 100 | – | R9,31 | 02/09/02 | – | ***Resigned*** | | | |
| Z Bulbulia | 75 900 | – | R13,53 | 28/09/01 | – | **75 900** | 15 180 | R13,53 | 28/09/03 |
| | 92 400 | – | R9,31 | 02/09/02 | – | **92 400** | 18 480 | R9,31 | 02/09/04 |
| | – | 24 700 | R27,00 | 01/12/03 | – | **24 700** | 15 180 | R13,53 | 28/09/04 |
| | 168 300 | | | | | **193 000** | 18 480 | R9,31 | 02/09/05 |
| | | | | | | | 22 770 | R13,53 | 28/09/05 |
| | | | | | | | 4 940 | R27,00 | 01/12/05 |
| | | | | | | | 27 720 | R9,31 | 02/09/06 |
| | | | | | | | 22 770 | R13,53 | 28/09/06 |
| | | | | | | | 4 940 | R27,00 | 01/12/06 |
| | | | | | | | 27 720 | R9,31 | 02/09/07 |
| | | | | | | | 7 410 | R27,00 | 01/12/07 |
| | | | | | | | 7 410 | R27,00 | 01/12/08 |
| I Hassen | – | 160 500 | R27,00 | 01/12/03 | – | **160 500** | 32 100 | R27,00 | 01/12/05 |
| | | | | | | | 32 100 | R27,00 | 01/12/06 |
| | | | | | | | 48 150 | R27,00 | 01/12/07 |
| | | | | | | | 48 150 | R27,00 | 01/12/08 |
| JB McGrath | 529 600 | – | R9,31 | 02/09/02 | – | **529 600** | 105 920 | R9,31 | 02/09/04 |
| | | | | | | | 105 920 | R9,31 | 02/09/05 |
| | | | | | | | 158 880 | R9,31 | 02/09/06 |
| | | | | | | | 158 880 | R9,31 | 02/09/07 |
| FL Molusi | 148 200 | – | R9,31 | 02/09/02 | – | **148 200** | 29 640 | R9,31 | 02/09/04 |
| | | | | | | | 29 640 | R9,31 | 02/09/05 |
| | | | | | | | 44 460 | R9,31 | 02/09/06 |
| | | | | | | | 44 460 | R9,31 | 02/09/07 |
| Y Muthien | 407 600 | – | R9,31 | 02/09/02 | 81 520 | **326 080** | 0 | R9,31 | 02/09/03 |
| | | | | | | | 81 520 | R9,31 | 02/09/04 |
| | | | | | | | 122 280 | R9,31 | 02/09/05 |
| | | | | | | | 122 280 | R9,31 | 02/09/06 |
| PD Norman | 550 100 | – | R9,31 | 02/09/02 | – | **550 100** | 110 020 | R9,31 | 02/09/04 |
| | | | | | | | 110 020 | R9,31 | 02/09/05 |
| | | | | | | | 165 030 | R9,31 | 02/09/06 |
| | | | | | | | 165 030 | R9,31 | 02/09/07 |
| KW Pienaar | 620 600 | – | R9,31 | 02/09/02 | – | **620 600** | 124 120 | R9,31 | 02/09/04 |
| | | | | | | | 124 120 | R9,31 | 02/09/05 |
| | | | | | | | 186 180 | R9,31 | 02/09/06 |
| | | | | | | | 186 180 | R9,31 | 02/09/07 |
| MH Steinlechner | 207 900 | – | R9,31 | 02/09/02 | – | **207 900** | 41 480 | R9,31 | 02/09/04 |
| | | | | | | | 41 480 | R9,31 | 02/09/05 |
| | | | | | | | 62 370 | R9,31 | 02/09/06 |
| | | | | | | | 62 370 | R9,31 | 02/09/07 |
| CG Utton | 350 600 | – | R9,31 | 02/09/02 | – | **350 600** | 70 120 | R9,31 | 02/09/04 |
| | – | 83 200 | R27,00 | 01/12/03 | – | **83 200** | 70 120 | R9,31 | 02/09/05 |
| | | | | | | **433 800** | 16 640 | R27,00 | 01/12/05 |
| | | | | | | | 105 180 | R9,31 | 02/09/06 |
| | | | | | | | 16 640 | R27,00 | 01/12/06 |
| | | | | | | | 105 180 | R9,31 | 02/09/07 |
| | | | | | | | 24 960 | R27,00 | 01/12/07 |
| | | | | | | | 24 960 | R27,00 | 01/12/08 |

**EQUITY COMPENSATION BENEFITS FOR EXECUTIVE DIRECTORS AND OFFICERS (continued)**
**MTN Group Share Option Scheme (continued)**
**Year ended 31 March 2003**

| | Balance at beginning of year | Options allocated during the year | Option offer price | Date of allocation | Exercised during the year | Balance at end of year | Exercisable options | Offer price | Exercisable date |
|---|---|---|---|---|---|---|---|---|---|
| ***MTN Group*** | | | | | | | | | |
| I Charnley | 280 000 | – | R13,53 | 02/09/02 | – | 808 900 | 93 333 | R13,53 | 28/09/02 |
| | – | 528 900 | R9,31 | | | | 93 333 | R13,53 | 28/09/03 |
| | | | | | | | 105 780 | R9,31 | 02/09/04 |
| | | | | | | | 93 334 | R13,53 | 28/09/04 |
| | | | | | | | 105 780 | R9,31 | 02/09/05 |
| | | | | | | | 158 670 | R9,31 | 02/09/06 |
| | | | | | | | 158 670 | R9,31 | 02/09/07 |
| RS Dabengwa | – | 330 770 | R9,31 | 02/09/02 | – | 330 700 | 66 140 | R9,31 | 02/09/04 |
| | | | | | | | 66 140 | R9,31 | 02/09/05 |
| | | | | | | | 99 210 | R9,31 | 02/09/06 |
| | | | | | | | 99 210 | R9,31 | 02/09/07 |
| RD Nisbet | – | 935 800 | R9,31 | 02/09/02 | – | 935 800 | 187 160 | R9,31 | 02/09/04 |
| | | | | | | | 187 160 | R9,31 | 02/09/05 |
| | | | | | | | 280 740 | R9,31 | 02/09/06 |
| | | | | | | | 280 740 | R9,31 | 02/09/07 |
| PF Nhleko | – | 2 388 700 | R9,31 | 02/09/02 | – | 2 388 700 | 477 740 | R9,31 | 02/09/04 |
| | | | | | | | 477 740 | R9,31 | 02/09/05 |
| | | | | | | | 716 610 | R9,31 | 02/09/06 |
| | | | | | | | 716 610 | R9,31 | 02/09/07 |
| PL Zim | 682 900 | – | R13,53 | – | – | 682 900 | 136 580 | R13,53 | 02/09/03 |
| | | | | | | | 136 580 | R13,53 | 02/09/04 |
| | | | | | | | 204 870 | R13,53 | 02/09/05 |
| | | | | | | | 204 870 | R13,53 | 02/09/06 |
| ***MTN subsidiaries*** | | | | | | | | | |
| K Badimo | – | 365 100 | R9,31 | 02/09/02 | – | 365 100 | 73 020 | R9,31 | 02/09/04 |
| | | | | | | | 73 020 | R9,31 | 02/09/05 |
| | | | | | | | 109 530 | R9,31 | 02/09/06 |
| | | | | | | | 109 530 | R9,31 | 02/09/07 |
| Z Bulbulia | 75 900 | – | R13,53 | 02/09/02 | – | 168 300 | 15 180 | R13,53 | 28/09/03 |
| | – | 92 400 | R9,31 | | | | 18 480 | R9,31 | 02/09/04 |
| | | | | | | | 15 180 | R13,53 | 28/09/04 |
| | | | | | | | 18 480 | R9,31 | 02/09/05 |
| | | | | | | | 22 770 | R13,53 | 28/09/05 |
| | | | | | | | 27 720 | R9,31 | 02/09/06 |
| | | | | | | | 22 770 | R13,53 | 28/09/06 |
| | | | | | | | 27 720 | R9,31 | 02/09/07 |
| JB McGrath | – | 529 600 | R9,31 | 02/09/02 | – | 529 600 | 105 920 | R9,31 | 02/09/04 |
| | | | | | | | 105 920 | R9,31 | 02/09/05 |
| | | | | | | | 158 880 | R9,31 | 02/09/06 |
| | | | | | | | 158 880 | R9,31 | 02/09/07 |
| PD Norman | – | 550 100 | R9,31 | 02/09/02 | – | 550 100 | 110 020 | R9,31 | 02/09/04 |
| | | | | | | | 110 020 | R9,31 | 02/09/05 |
| | | | | | | | 165 030 | R9,31 | 02/09/06 |
| | | | | | | | 165 030 | R9,31 | 02/09/07 |
| KW Pienaar | – | 620 600 | R9,31 | 02/09/02 | – | 620 600 | 124 120 | R9,31 | 02/09/04 |
| | | | | | | | 124 120 | R9,31 | 02/09/05 |
| | | | | | | | 186 180 | R9,31 | 02/09/06 |
| | | | | | | | 186 180 | R9,31 | 02/09/07 |
| CG Utton | – | 350 600 | R9,31 | 02/09/02 | – | 350 600 | 70 120 | R9,31 | 02/09/04 |
| | | | | | | | 70 120 | R9,31 | 02/09/05 |
| | | | | | | | 105 180 | R9,31 | 02/09/06 |
| | | | | | | | 105 180 | R9,31 | 02/09/07 |

The exercise of options and resulting share trades can be viewed under "directors" share dealings' on page 93.

**MTN Staff Incentive Scheme**
**Year ended 31 March 2004**

| | Balance at beginning of year | Issue price | Date of allocation | Quantity vested during the year | Vesting date | MTN Group shares awarded during the year | **Balance of debentures at end of year** | Future debenture vestings | Issue price | Date of vesting |
|---|---|---|---|---|---|---|---|---|---|---|
| ***MTN Group*** | | | | | | | | | | |
| RS Dabengwa | 120 779 | R36,43 | 01/12/99 | 60 390 | 01/12/03 | 187 703 | **60 389** | 60 389 | R36,43 | 01/12/04 |
| RD Nisbet | 214 664 | R13,11 | 03/06/98 | 214 664 | 03/06/03 | 667 909 | **All vested** | | | |
| ***MTN subsidiaries*** | | | | | | | | | | |
| Z Bulbulia | 13 730 | R13,11 | 03/06/98 | 13 730 | 03/06/03 | 42 720 | **All vested** | | | |
| JB McGrath | 64 642 | R13,11 | 03/06/98 | 64 642 | 03/06/03 | 201 124 | **All vested** | | | |
| FL Molusi | 7 796 | R36,43 | 01/12/99 | 3 898 | 01/12/03 | 12 116 | **3 898** | 3 898 | R36,43 | 01/12/04 |
| Y Muthien* | 28 433 | R84,41 | 01/12/00 | 28 433 | 11/02/04 | 88 375 | **All vested** | | | |
| PD Norman | 61 006 | R13,11 | 03/06/98 | 61 006 | 03/06/03 | 189 814 | **All vested** | | | |
| KW Pienaar | 189 294 | R13,11 | 03/06/98 | 189 294 | 03/06/03 | 588 969 | **All vested** | | | |
| CG Utton | 31 110 | R36,43 | 01/12/99 | 15 555 | 01/12/03 | 48 348 | **15 555** | 15 555 | R36,43 | 01/12/04 |
| **Year ended 31 March 2003** | | | | | | | | | | |
| ***MTN Group*** | | | | | | | | | | |
| RS Dabengwa | 181 169 | R36,43 | 01/12/99 | 60 390 | 01/12/02 | 187 576 | 120 779 | 60 390 | R36,43 | 01/12/03 |
| | | | | | | | | 60 389 | R36,43 | 01/12/04 |
| RD Nisbet | 16 604 | R9,95 | 01/09/97 | 16 604 | 01/09/02 | 51 673 | – | | | |
| | 429 329 | R13,11 | 03/06/98 | 214 665 | 03/06/02 | 667 909 | 214 664 | 214 664 | R13,11 | 03/06/03 |
| ***MTN subsidiaries*** | | | | | | | | | | |
| Z Bulbulia | 2 753 | R9,95 | 01/09/97 | 2 753 | 01/09/02 | 8 571 | – | | | |
| | 27 460 | R13,11 | 03/06/98 | 13 730 | 03/06/02 | 42 711 | 13 730 | 13 730 | R13,11 | 03/06/03 |
| JB McGrath | 11 657 | R9,95 | 01/09/97 | 11 657 | 01/09/02 | 36 275 | – | | | |
| | 129 284 | R13,11 | 03/06/98 | 64 642 | 03/06/02 | 201 088 | 64 642 | 64 642 | R13,11 | 03/06/03 |
| FL Molusi | 11 694 | R36,43 | 01/12/99 | 3 898 | 01/12/02 | 12 107 | – | 3 898 | R36,43 | 01/12/03 |
| | | | | | | | 7 796 | 3 898 | R36,43 | 01/12/04 |
| PD Norman | 12 060 | R9,95 | 01/09/97 | 12 060 | 01/09/02 | 37 532 | – | | | |
| | 122 012 | R13,11 | 03/06/98 | 61 006 | 03/06/02 | 189 777 | 61 006 | 61 006 | R13,11 | 03/06/03 |
| KW Pienaar | 15 023 | R9,95 | 01/09/97 | 15 023 | 01/09/02 | 46 756 | – | | | |
| | 378 588 | R13,11 | 03/06/98 | 189 294 | 03/06/02 | 189 294 | 189 294 | 189 294 | R13,11 | 03/06/03 |
| CG Utton | 46 665 | R36,43 | 01/12/99 | 15 555 | 01/12/02 | 48 315 | 31 110 | 15 555 | R36,43 | 01/12/03 |
| | | | | | | | | 15 555 | R36,43 | 01/12/03 |

* *By way of resolution passed by the trustees of the MTN Debenture Scheme, and in agreement with Dr Muthien all of her outstanding debentures were vested on 11 February 2004. The resulting shares were sold and the associated loan account settled in full. Dr Muthien was issued share options as compensation.*

The share trades resulting from the debenture conversions can be viewed under "directors" share dealings' on page 93.

## DIRECTORS' SHAREHOLDINGS

The interests of the directors and alternate directors in the ordinary shares of the Company were as follows:

| | Beneficial | | Non-beneficial | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| DDB Band | **14 023** | 14 023 | – | – |
| I Charnley | **43 800** | 43 800 | – | – |
| RD Nisbet* | **1 111 066** | 1 203 157 | – | – |
| Z Bulbulia* (major subsidiary director) | **20 871** | 28 151 | – | – |
| JB McGrath* (major subsidiary director) | – | – | **216 587** | 215 463 |
| PD Norman* (major subsidiary director) | – | – | **10 000** | 25 000 |

* *Shares acquired through the MTN Debenture Scheme.*

No changes occurred to the above outlined shareholding subsequent to year-end until 10 June 2004.

## DIRECTORS' SHARE DEALINGS

Share trades by directors to 31 March 2004

| | Shares sold | Average price obtained | Date of last sale |
|---|---|---|---|
| ***MTN Group*** | | | |
| I Charnley^ø | 50 000 | R32,51 | 17/03/04 |
| RS Dabengwa# | 187 703 | R30,34 | 20/02/04 |
| RD Nisbet# | 760 000 | R26,72 | 03/03/04 |
| PL Zim^ø~ | 136 580 | R27,52 | 02/12/03 |
| ***MTN subsidiaries*** | | | |
| Z Bulbulia# | 50 000 | R23,14 | 04/03/04 |
| JB McGrath# | 200 000 | R22,12 | 16/03/04 |
| FL Molusi^ø | 12 116 | R28,06 | 18/12/03 |
| PD Norman# | 206 308 | R15,75 | 10/07/03 |
| K Pienaar# | 588 969 | R16,13 | 15/07/03 |
| CG Utton# | 48 348 | R29,38 | 24/02/04 |

ø *Shares exercised under the MTN Group Share Option Scheme*

\# *Shares acquired through the MTN Debenture Scheme*

~ *Mr Zim resigned on 30 September 2003*

### Derivatives traded by director

| | Call options sold | Strike price call options | Sale price obtained per call option | Date of transaction |
|---|---|---|---|---|
| PF Nhleko | 395 000 | R9,31 | R22,51 | 25/03/04 |

**DIRECTORS' INTERESTS IN MTN GROUP HELD THROUGH NEWSHELF 664**

Newshelf 664 has an economic interest in 309 million MTN Group shares (equivalent to 18,6% (2003: 18,7%) of the issued share capital of MTN Group). These shares were acquired from ICE Finance BV/ Transnet Limited at an average price of R13,90 per share between December 2002 and March 2003. As a result of the funding structure for the purchase of these shares, Newshelf 664 currently has voting rights over 253 million MTN Group shares (equivalent to 15,25% of the total voting rights of MTN Group). Pursuant to a contractual undertaking contained in the original agreements for the funding of Newshelf 664, and as a prerequisite to the funders entering into the funding arrangements, Newshelf 664 was obliged to enter into a hedging transaction in terms of which voting rights in respect of a maximum of 65,5 million MTN Group shares are the subject of a scrip-lend. Accordingly, this percentage of 15,25% may decrease to 14,7% over the term of the funding agreements.

Newshelf 664's ordinary shares are held by a trust ('the Trust') for the benefit of eligible permanent staff employed by MTN Group and its South African subsidiaries as well as eligible senior staff members of its African operations. This is expected to benefit approximately 2 400 eligible employees. Such benefits will vest over the six-year funding period but will not be tradeable until all obligations, including all debt and equity-related funding obligations to several financing institutions, have been met.

The Trust has five trustees, two of whom are directors of MTN Group, namely PF Nhleko and I Charnley. The other trustees, W Lucas-Bull, PM Jenkins and Z Sithole are independent. Furthermore, all the directors of Newshelf 664 have been appointed by the Trust, such directors being PF Nhleko, I Charnley, RD Nisbet and RS Dabengwa (jointly, "the Newshelf Directors"). The Newshelf Directors as well as SL Botha (jointly, "the Executive Directors") are also included amongst the eligible employees who are potential beneficiaries of the Trust. Consequently, the interests of the Executive Directors in respect of the MTN Group shares held by Newshelf 664 are as follows:

- As a result of being trustees of the Trust, PF Nhleko and I Charnley, together with the other trustees, have an indirect, non-beneficial interest in the MTN Group shares which are currently held by Newshelf 664.
- As a result of being directors of Newshelf 664, the Newshelf Directors have an indirect, beneficial interest in respect of the voting rights pertaining to the MTN Group shares which are currently held by Newshelf 664.
- As a result of being beneficiaries of the Trust, the Executive Directors have an indirect, beneficial interest in the MTN Group shares which are currently held by Newshelf 664. This beneficial interest is in the form of rights to participate in a predetermined ratio ('the participation ratio') in the net surplus in Newshelf 664 (if any) which may arise once all of Newshelf 664's obligations have been met, including settlement of all funding. Certain of the financial institutions who funded the acquisition of the MTN Group shares also participate in the growth of the MTN Group shares. The participation ratio in the net surplus of Newshelf 664 of each Executive Director is as follows:

| | | |
|---|---|---|
| – PF Nhleko | 7,9270% | (2003: 7,9270%) |
| – I Charnley | 5,5869% | (2003: 5,5869%) |
| – RS Dabengwa | 5,5869% | (2003: 5,5869%) |
| – RD Nisbet | 5,5869% | (2003: 5,5869%) |
| – SL Botha | 1,1634% | (2003: Nil) |
| – PL Zim | Nil | (2003: 5,5869%) |

Subject to the terms and conditions of the Trust Deed, the rights to participate will accrue to the Executive Directors in equal tranches of 16,6666% per annum for six years on the condition that in the event that any Executive Director is not in the employ of the MTN Group at the end of the six-year period, he or she will only be entitled to that percentage of the rights to participate, which will have vested prior to the Executive Director leaving the employ of the MTN Group.

In addition, the Newshelf Directors have exercised an option to participate in the economic benefits attaching to the redeemable preference shares and the participating preference shares held by the Public Investment Commissioners ("PIC"), as funders to Newshelf 664, for which option the Newshelf Directors paid an amount of R5 million (2003: R5 million). It was announced on SENS on 26 September 2003, that with the resignation of Mr PL Zim with effect from 30 September 2003, his participation in such preference shares was offered, in terms of pre-emptive rights and subject to the approval by the PIC which is outstanding, to the remaining MTN executive directors namely Mr PF Nhleko, Ms I Charnley, Mr RS Dabengwa and Mr RD Nisbet. The capital acquisition consideration paid by each executive director to the PIC in the 2003 financial year and to the PIC and Mr Zim in the 2004 financial year was as follows:

- PF Nhleko R1 612 577 (2003: R1 315 500)
- I Charnley R1 129 141 (2003: R921 125)
- RS Dabengwa R1 129 141 (2003: R921 125)
- RD Nisbet R1 129 141 (2003: R921 125)
- PL Zim R Nil (2003: R921 125)

The Executive Directors thus have an indirect beneficial interest in the MTN Group shares acquired by Newshelf 664 to the extent that the proceeds of such shares (dividends and capital) are required to service and settle the preference share funding provided by the PIC, but only to the extent of the proportion that their funding of the preference shares bears to the total PIC funding.

**DIRECTORS' EMOLUMENTS AND RELATED PAYMENTS**
**Year ended 31 March 2004**

| | Date appointed | Date resigned | Directors' fees R'000 | Fees and salaries R'000 | Retire-ment benefits R'000 | Other benefits R'000 | Bonus R'000 | Total R'000 |
|---|---|---|---|---|---|---|---|---|
| ***Executive directors*** | | | | | | | | |
| PF Nhleko (CEO) | 01 Jul 02 | | | 3 655 | 332 | 613 | 9 200 | 13 800 |
| SL Botha | 07 Jul 03 | | | 1 367 | 192 | 933 | 2 028 | 4 520 |
| I Charnley | 01 Aug 01 | | | 1 523 | 220 | 337 | 2 098 | 4 178 |
| RS Dabengwa | 01 Oct 01 | | | 1 880 | 249 | 164 | 2 625 | 4 918 |
| RD Nisbet | 01 Oct 01 | | | 1 623 | 238 | 430 | 2 509 | 4 800 |
| ***Non-executive directors*** | | | | | | | | |
| DDB Band | 01 Oct 01 | | 472 | | | | | 472 |
| ZNA Cindi | 23 Apr 99 | | 374 | | | | | 374 |
| PL Heinamann | 01 Oct 01 | | 498 | | | | | 498 |
| MC Ramaphosa | 01 Oct 01 | | 586 | | | | | 586 |
| JRD Modise* (alternate to MC Ramaphosa) | 01 Oct 01 | 25 Aug 03 | 25 | | | | | 25 |
| SN Mabaso** | 01 Jul 02 | | 210 | | | | | 210 |
| AF van Biljon | 01 Nov 02 | | 465 | | | | | 465 |
| LC Webb** (alternate to SN Mabaso) | 15 Nov 00 | | 82 | | | | | 82 |
| JHN Strydom | 11 Mar 04 | | 35 | | | | | 35 |
| ***Past director*** | | | | | | | | |
| PL Zim | 01 Oct 01 | 30 Sep 03 | | 960 | 110 | 306 | | 1 376 |
| | | | 2 747 | 11 008 | 1 341 | 2 783 | 18 460 | 36 339 |

* *Paid to Johnnic Holdings Management Services Limited*

** *Paid to Transnet Limited*

**DIRECTORS' EMOLUMENTS AND RELATED PAYMENTS (continued)**
**Year ended 31 March 2003**

| | Date appointed | Date resigned | Directors' fees R'000 | Fees and salaries R'000 | Retire-ment benefits R'000 | Other benefits R'000 | Bonuses R'000 | Total R'000 |
|---|---|---|---|---|---|---|---|---|
| ***Executive directors*** | | | | | | | | |
| PF Nhleko (CEO) | 01 Jul 02 | | | 2 436 | 234 | 500 | 5 662 | 8 832 |
| I Charnley | 01 Aug 01 | | | 1 352 | 198 | 318 | 1 332 | 3 200 |
| RS Dabengwa | 01 Oct 01 | | | 1 656 | 220 | 166 | 1 176 | 3 218 |
| RD Nisbet | 01 Oct 01 | | | 1 362 | 198 | 305 | 1 964 | 3 829 |
| PL Zim | 01 Oct 01 | | | 1 484 | 198 | 105 | 2 091 | 3 878 |
| ***Non-executive directors*** | | | | | | | | |
| DDB Band | 01 Oct 01 | | 432 | | | | | 432 |
| ZNA Cindi | 23 Apr 99 | | 265 | | | | | 265 |
| PL Heinamann | 01 Oct 01 | | 472 | | | | | 472 |
| MC Ramaphosa | 01 Oct 01 | | 660 | | | | | 660 |
| JRD Modise* (alternate to MC Ramaphosa) | 01 Oct 01 | | 20 | | | | | 20 |
| SN Mabaso** | 01 Jul 02 | | 160 | | | | | 160 |
| AF van Biljon | 01 Nov 02 | | 157 | | | | | 157 |
| LC Webb** (alternate to SN Mabaso) | 15 Nov 00 | | 46 | | | | | 46 |
| ***Past directors*** | | | | | | | | |
| P Edwards | 01 Aug 01 | 30 Jun 02 | | 6 803 | – | 553 | 3 711 | 11 067# |
| PF Nhleko | 28 Jun 01 | 01 Jul 02 | 115 | | | | | 115 |
| CR Jardine** | 15 Nov 00 | 15 Oct 02 | 199 | | | | | 199 |
| | | | 2 526 | 15 093 | 1 048 | 1 947 | 15 936 | 36 550 |

* *Paid to Johnnic Holdings Management Services Limited*

** *Paid to Transnet Limited*

\# *Mr P Edwards ceased to be Chief Executive Officer and a director of MTN Group with effect from 30 June 2002, but remained a consultant to the Company until 31 July 2003. His director's emoluments and related payments include an amount of R8,3 million, comprising salary, bonus and settlement components, paid to him during the prior year. This represented the Company's entire obligation in terms of the contracted settlement and advisory arrangements, discounted back to the payment date. The Company has no further obligation towards Mr Edwards. Mr Edwards held 500 000 share options which were exercised in December 2003.*

**Performance bonuses**

Performance bonuses for executive directors are linked to operational and financial value drivers pertaining to business performance against budget for individual operations and the MTN Group as a whole. These value drivers are determined by the Board every year in respect of the next financial year. Each executive director's performance bonus is conditional upon achievement of their specific value drivers and key performance indicators, which are structured to retain a balance between the performance of entities for which they are directly responsible, and that of the Group. In order to align incentive awards with the performance to which they relate, bonuses above reflect the amounts accrued in respect of each year and not the amounts paid in that year. The bonuses are determined by the Group Nominations, Remuneration and Human Resources Committee, and approved by the Board.

**PROPERTY, PLANT AND EQUIPMENT**

There were no changes in the nature of property, plant and equipment nor in the policy regarding their use during the year. The useful lives of certain categories of property, plant and equipment were reviewed during the current year, further details of which are provided in note 41 to the financial statements.

**POST-BALANCE SHEET EVENTS**

There were no material post-balance sheet events subsequent to year-end.

**AUDITORS**

PricewaterhouseCoopers Inc. and SizweNtsaluba VSP Inc. will continue in office as joint auditors in accordance with section 270(2) of the Companies Act.

# *Principal accounting policies*
*for the year ended 31 March 2004*

**1. PRESENTATION OF FINANCIAL STATEMENTS**

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The financial statements are presented in South African rand, which is the measurement currency of the parent company.

In the current year's financial statements, the principal accounting policies set out in note 2 below were consistently applied in all material respects with those of the previous year, except for the adoption of AC133: "Financial Instruments – Recognition and Measurement". In addition, in order to comply with the directive issued by the JSE Securities Exchange South Africa on 16 February 2004, the Group results include the effects of consolidating the MTN Staff Incentive Scheme and the MTN Group Share Trust. The 2003 comparatives have been appropriately restated.

**2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES**

The financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act. The financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investment securities and financial instruments held at fair value (through net income).

The preparation of financial statements in conformity with South African Statements of Generally Accepted Accounting Practice requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period based on management's best knowledge of current events and actions. Actual results may differ from these estimates.

**2.1 Basis of consolidation**

The financial statements incorporate the financial statements of MTN Group Limited and all its subsidiaries, joint ventures, associates and special purpose entities for the year ended 31 March 2004.

***2.1.1 Subsidiaries***

Subsidiaries are enterprises controlled by the Group. Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

All material intercompany transactions and balances between Group enterprises are eliminated on consolidation. Special purpose entities (including insurance cell captives and the various MTN Group staff incentive schemes) are consolidated.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill (note 2.2).

Minority interest is stated at the minority's proportion of the fair values of the identifiable assets and liabilities recognised.

##### 2.1.2 *Associated companies*

An associate is an enterprise over which the Group exercises significant influence with respect to its financial and operating policies but which it does not control, jointly or otherwise.

Investments in associated undertakings are accounted for using the equity method of accounting. Under this method, the Group's share of post-acquisition accumulated profits of associated companies, which is generally determined from their latest audited financial statements, is included in the carrying value of the investments, and the annual profit attributable to the Group is recognised in the income statement. The carrying amount of such interests is reduced to recognise any potential impairment, other than a temporary decline, in the value of individual investments.

Where another Group entity transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations, issued guarantees or made payments on behalf of the associate.

##### 2.1.3 *Joint ventures*

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using the proportionate consolidation method of accounting. The Group's share of the assets, liabilities, income and expenses and cash flows of jointly controlled entities are combined with the equivalent items in the financial statements on a line-by-line basis.

Where the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the joint venture except where unrealised losses provide evidence of an impairment of the asset transferred.

#### 2.2 Goodwill

Goodwill arising on consolidation represents the excess of the costs of acquisition over the Group's interests in the fair value of identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill arising on acquisitions that occurred prior to 31 March 2000 was charged directly to reserves.

Goodwill arising on subsequent acquisitions is capitalised and amortised on a straight-line basis over its useful economic life, generally not exceeding 20 years. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of acquisition, considering factors such as market position, potential growth, regulatory conditions and other factors inherent in the acquired companies.

Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries and jointly controlled entities is presented separately in the balance sheet. On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of unamortised goodwill or negative goodwill is included in the determination of profit or loss on disposal.

**2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)**

**2.3 Investments**

Investments in subsidiaries, associates and joint ventures are recognised at cost less accumulated impairment losses in the financial statements of the Company.

The Group classifies its investments in debt and equity securities into the following categories: held for trading, held-to-maturity, available-for-sale and financial instruments held at fair value (through net income). The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Financial instruments held at fair value (through net income) comprise of investments that are not held for trading but are reflected at fair value through net income.

Investments that are acquired principally for the purpose of generating a profit from short-term (less than 12 months) fluctuations in price are classified as trading investments and included in current assets. There were no such investments as at 31 March 2004.

Investments with a fixed maturity and fixed or determinable payments that the Group has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. There were no such investments as at 31 March 2004.

Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. They are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date, or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs.

Available-for-sale investments are subsequently carried at fair value. Unrealised gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognised in equity. Held-to-maturity investments are carried at amortised cost using the effective yield method.

The fair value of investments is based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investments.

Assets are derecognised when the enterprise loses control of contractual rights that comprise the assets and liabilities when the obligation is extinguished.

**2.4 Revenue recognition**

Revenue comprises the invoiced value of goods and services supplied by the Group, net of indirect taxes and trade discounts and after eliminating sales within the Group.

Revenue from rendering of services is recognised when it is probable that the economic benefits associated with a transaction will flow to the Group and the amount of revenue, and associated costs incurred or to be incurred can be measured reliably.

The main categories of revenue and the bases of recognition are as follows:

2.4.1 ***Contract products***

- Connection fees
  Revenue is recognised on the date of activation by the subscriber of a new Subscriber Identification Module ("SIM") card.
- Access charges
  Revenue is recognised in the period to which it relates.
- Airtime
  Revenue is recognised on the usage basis commencing on the date of activation.

  The terms and conditions of the bundled airtime products allow the carry over of unused minutes and accumulation to a maximum of one month's allocation. This unused airtime is deferred in full. Deferred revenue related to the unused airtime is recognised when utilised by the subscriber. Upon termination of the subscriber contract, all deferred revenue for unused airtime is recognised.

2.4.2 ***Pre-paid products***

- Connection fees
  Revenue is recognised on the date of activation.
- Airtime
  Revenue is recognised on the usage basis commencing on the date of activation.
- SIM kits
  Revenue is recognised on the date of sale.

2.4.3 ***Other revenue***

- Equipment sales
  All equipment sales are recognised only when risks and rewards of ownership are transferred to the buyer.
- Interconnect
  Revenue is recognised on the usage basis.
- Interest
  Revenue is recognised on the time proportion basis with reference to the principal amount receivable and the effective interest rate applicable.
- Dividends
  Dividends are recognised when the right to receive payment is established.

2.5 **Leases**

Leases of property, plant and equipment are classified as finance leases whenever the terms of the lease transfer substantially all risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Assets held under finance leases are capitalised at the lower of the fair value of the leased asset and the estimated present value of the minimum lease payments at the date of entering into the lease. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding liability to the lessor, net of finance charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and fair value of the assets acquired, are charged to the income statement over the term of the relevant leases so as to produce a constant periodic rate of interest on the remaining balance of the obligations for each accounting period.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant leases.

In all significant leasing arrangements in place during the year, the Group acted as the lessee.

**2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)**

**2.6 Connection incentives**

Connection incentives are expensed in the period in which they are incurred.

**2.7 Employee benefits**

***Short-term employee benefits***

Remuneration to employees in respect of services rendered during a reporting period is recognised as an expense in that reporting period. Provision is made for accumulated leave and other vested benefits and for non-vested short-term benefits when there is no realistic alternative other than to settle the liability, and at least one of the following conditions is met:

- there is a formal plan and the amounts to be paid are determined before the time of issuing the financial statements; or
- achievement of previously agreed bonus criteria has created a valid expectation by employees that they will receive a bonus and the amount can be determined before the time of issuing the financial statements.

***Equity and compensation plans***

Where debentures vest or employees exercise options in terms of the rules and regulations of the various staff incentive schemes, treasury shares if available within the MTN Group Share Trust are allocated, or alternatively new shares are issued to participants as beneficial owners. The directors procure a listing of these shares on the JSE Securities Exchange South Africa on which the Company's shares are listed. In exchange, employees entitled to such shares or share options pay a consideration equal to the nominal debenture value or the option price allocated to them. The nominal value of shares issued is credited to share capital and the difference between the nominal value and the debenture value/option price is credited to share premium and shareholders' loans. No cost is recognised in income in respect of these options. Further details of equity compensation schemes are provided in the Directors' report.

***Defined contribution plans (pension and provident funds)***

A defined contribution plan is one under which the Group pays a fixed percentage of employees' remuneration as contributions into a separate entity (a fund), and will have no legal or constructive further obligations to pay additional contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Contributions to defined contribution plans in respect of services during a period are recognised as an expense in that period.

***Termination benefits***

Termination benefits may be payable when an employee's employment is terminated before the normal retirement date or an employee accepts voluntary redundancy in exchange for these benefits. Termination benefits are charged against income when the Group is demonstrably committed to any such plan without the possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

**2.8 Provisions**

A provision is recognised when there is a legal or constructive obligation as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Group provides for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

**2.9 Deferred taxation**

Deferred taxation is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Current enacted tax rates are used to determine deferred taxation.

Under this method, the Group is required to make provision for deferred taxation in relation to an acquisition, on the difference between the fair values of the net assets acquired and their tax base.

Provision for taxes, mainly withholding taxes, which could arise on the remittance of accumulated profits, principally relating to subsidiaries, is only made where a decision has been taken to remit such earnings.

The principal temporary differences arise from depreciation on property, plant and equipment and tax losses carried forward. Deferred taxation assets relating to the carry forward of unused tax losses and tax credits are recognised to the extent that it is probable that future taxable profits will be available in the foreseeable future against which the unused tax losses and tax credits can be utilised.

No deferred tax is recognised on temporary differences arising from:

- goodwill for which amortisation is not deductible for tax purposes; or
- initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting profit nor taxable profit/(tax loss).

### 2.10 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes all costs directly attributable to bringing the asset to working condition for its intended use. Depreciation of property, plant and equipment is calculated to write off the cost to its residual values, on the straight-line basis, over their expected useful lives as follows:

| | |
|---|---|
| Buildings | 2% – 10% |
| Generators | 25% – 50% |
| Network infrastructure | 10% – 25% |
| Information systems equipment | 25% – 33% |
| Furniture and fittings | 10% – 20% |
| Leasehold improvements | 20% – 50% |
| Office equipment | 15% – 20% |
| Motor vehicles | 25% – 33% |

Land is not depreciated. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the expected term of the relevant lease.

Subsequent expenditure relating to an item of property, plant and equipment is capitalised when it is probable that future economic benefits from the use of asset will be increased. All other subsequent expenditure is recognised as an expense in the period in which it is incurred. Borrowing costs are not capitalised.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between sales proceeds and the carrying amount of the asset, and is included in operating profit. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

### 2.11 Impairment of assets

The carrying amounts of the Group's assets, including property, plant and equipment as well as goodwill and other intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated. The recoverable amount is the higher of its net selling price and its value in use.

**2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)**

**2.11 Impairment of assets (continued)**

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

**2.12 Intangible assets**

Intangible assets represent identifiable assets from which it is probable that future economic benefits will flow to the Group which can be reliably measured. Intangible assets, including payments in relation to upfront licence fees, are stated at cost less accumulated amortisation and impairment losses (if applicable). Intangible assets are amortised to the income statement on a straight-line-basis over their estimated useful lives, but not exceeding 20 years. Intangible assets are not revalued.

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other subsequent expenditure is expensed as incurred.

**2.13 Inventories**

Inventories are stated at the lower of cost or net realisable value on a weighted average basis. Cost comprises direct materials and, where applicable, overheads that have been incurred in bringing the inventories to their present location and condition, excluding borrowing costs. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution. Where appropriate, an impairment provision is raised in respect of slow moving, obsolete and defective inventories.

**2.14 Trade and other receivables**

Trade and other receivables originated by the Group are carried at original invoice amount less provision made for the impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount provided is the difference between the carrying amount and the estimated recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

**2.15 Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call and in respect of Letters of Credit issued by banks, and investments in money market instruments, net of bank overdrafts, all of which are available for use by the Group unless otherwise stated. Bank overdrafts are included within current liabilities on the balance sheet.

**2.16 Financial liabilities**

Financial liabilities include interest-bearing borrowings, convertible debentures, trade creditors and other payables. Management determines the classification of its liabilities depending on the purpose for which the liability was incurred. All liabilities are not classified as held-for-trading or financial instruments at fair value in terms of AC133.

Borrowings are recognised initially at the cost, being fair value of proceeds received, net of transaction costs incurred, when the relevant contracts are entered into. Borrowings are subsequently stated at amortised cost using the effective interest rate method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings, as interest.

Financial liabilities are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expires.

## 2.17 Foreign currency

### *2.17.1 Foreign currency transactions*

Transactions in foreign currencies are translated into the measurement currency at the rate of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains and losses arising on translation or settlement of these transactions are credited to or charged against income, except when deferred in equity as qualifying cash flow hedges.

Where a related forward exchange contract is designated as a hedge, the costs of hedging are included in the measurement of the underlying transaction. Where forward exchange contracts are not designated as hedges, they are marked to market at year-end and the exchange differences are included in the income statement. During the year, none of the forward exchange contracts entered into were designated as hedges.

### *2.17.2 Financial statements of Group companies*

The financial statements of foreign entities are translated into the reporting currency as follows:

- assets and liabilities are translated at rates of exchange ruling at the financial year-end;
- income and expenditure and cash flow items are translated at weighted average exchange rates for the year; and
- foreign exchange translation differences are recognised in a foreign currency translation reserve.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate at the balance sheet date. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Where a foreign subsidiary is determined to be an integrated foreign operation, the income statement items are translated at the appropriate weighted average exchange rates for the period. Monetary items are translated at the ruling exchange rates at the balance sheet dates. Translation gains and losses are taken to income for the period.

Currently, all foreign Group companies are classified as foreign entities and accounted for accordingly.

## 2.18 Derivative instruments

Derivative financial instruments, including embedded derivatives separated from their host contracts, are initially recognised on the balance sheet at cost being the fair value of the consideration received/paid and are subsequently remeasured to fair value. Fair value movements are recognised in net income.

## 2.19 Basis of accounting for underwriting activities

Underwriting results are determined on the annual basis whereby the incurred cost of claims, commission and related expenses is charged against the earned proportion of premiums, net of reinsurance, as follows:

- Premiums written related to business incepted during the year and exclude value-added tax.
- Unearned premiums represent the portion of premiums written during the year that relate to unexpired terms of policies in force at the balance sheet date, generally calculated on a time-apportionment basis.
- Claims incurred comprise claims and related expenses paid in the year and changes in the provisions for claims incurred but not reported and related expenses, together with any other adjustments to claims from previous years. Where applicable, deductions are made for salvage and other recoveries.
- Claims outstanding represent the ultimate cost of settling all claims (including direct and indirect settlement costs) arising from events that have occurred up to the balance sheet date, including provision for claims incurred but not yet reported, less any amounts paid in respect of those claims. Claims outstanding are reduced by anticipated salvage and other recoveries.

## 2.20 Dividends

Dividends payable are recorded in the Group's financial statements in the period in which they are approved by the Board of Directors.

**2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)**

**2.21 Share capital**

Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares, other than in connection with a business combination, are shown in equity as a deduction, net of tax, from the proceeds. Where the Company or its subsidiaries purchases the Company's share capital, the consideration paid, including any attributable incremental external costs net of income taxes, is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

**2.22 Segment reporting**

The geographic location of the Group's production and service facilities constitutes the primary segment. The secondary business segments of the enterprise are wireless and satellite telecommunications. The basis of segment reporting is representative of the internal structure used for management reporting.

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other Group segments. Intersegment transfer pricing is based on cost plus an appropriate margin. Unallocated items mainly comprise corporate expenses and amortisation of goodwill. Segment results are determined before any adjustment for minority interest. Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the Group's balance sheet.

Capital expenditure represents the total costs incurred during the period to acquire segment assets that are expected to be used during more than one period (namely, property, plant and equipment and intangible assets).

**2.23 Financial risk management**

***2.23.1 Financial risk factors***

The Group's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments, such as forward exchange contracts, to hedge certain exposures, but as a matter of principle, the Group does not enter into derivative contracts for speculative purposes.

Risk management is carried out under policies approved by the Board of Directors of the Company and of relevant subsidiaries. The MTN Group Executive Committee identifies, evaluates and hedges financial risks in co-operation with the Group's operating units. The Board provides principles for overall risk management, as well as for specific areas such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments, and investing excess liquidity.

*Foreign exchange risk*

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Certain entities in the Group, particularly in South Africa, use forward contracts to hedge their exposure to foreign currency risk in connection with the measurement currency. The Group's Nigerian subsidiary manages foreign currency risk on major foreign purchases by placing foreign currency on deposit as security against Letters of Credit ("LCs") when each order is placed. The Company has a number of investments in foreign subsidiaries whose net assets are exposed to currency translation risk, which is managed primarily through borrowings denominated in the relevant foreign currencies to the extent that such funding is available on reasonable terms in the local capital markets.

*Interest rate risk*
The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no significant interest-bearing assets, other than cash deposits. The Group primarily borrows at variable rates, and its exposure to interest rate risk is reflected under the respective borrowings (note 20).

*Liquidity risk*
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed facilities. The Group remains confident that the available cash resources and borrowing facilities will be sufficient to meet its funding requirements.

*Credit risk*
The Group has no significant concentrations of credit risk, due to its wide spread of customers across various operations. The Group has policies in place to ensure that retail sales of products and services are made to customers with an appropriate credit history. The recoverability of interconnect debtors in certain international operations is uncertain, however, this is actively managed within acceptable limits (this has been incorporated in the assessment of the impairment of trade receivables). Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group actively seeks to limit the amount of credit exposure to any one financial institution.

**2.23.2 *Accounting for derivative financial instruments and hedging activities***
Derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules of AC133. Changes in the fair value of these derivative instruments are recognised immediately in the income statement. The fair values of various derivative instruments used for hedging purposes are disclosed in note 38.

**2.23.3 *Fair value estimation***
The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for specific or similar instruments are used for long-term debt. Other techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

For financial assets and liabilities with a maturity of less than one year, the face values less any estimated credit adjustments, are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

**2.24 Earnings per ordinary share**
Attributable earnings per ordinary share is calculated using the weighted average number of ordinary shares in issue during the period and is based on the net profit attributable to ordinary shareholders.

Headline earnings per ordinary share is calculated using the weighted average number of ordinary shares in issue during the period and is based on the earnings attributable to ordinary shareholders, after excluding those items as required by Accounting Issues Task Force opinion AC306 including Circular 7/2002.

**2.25 Comparatives**
Where necessary, comparative figures have been adjusted to conform to changes in presentation and accounting policies during the year (note 13, 16, 20).

# Group
# Income statement
*for the year ended 31 March 2004*

| | Note | 2004 Rm | 2003 restated Rm |
|---|---|---|---|
| **Revenue** | 2 | **23 871** | 19 405 |
| Cost of sales | | **(9 659)** | (8 321) |
| **Gross profit** | | **14 212** | 11 084 |
| Operating expenses – net of other operating income | | **(8 204)** | (7 347) |
| **Profit from operations** | 3 | **6 008** | 3 737 |
| Finance income | 4 | **144** | 129 |
| Finance costs | 5 | **(748)** | (957) |
| Share of results of associates | 11 | **9** | 1 |
| **Profit before tax** | | **5 413** | 2 910 |
| Income tax expense | 6 | **(1 101)** | (687) |
| **Profit after tax** | | **4 312** | 2 223 |
| Minority interest | 19 | **(612)** | (289) |
| **Net profit** | | **3 700** | 1 934 |
| **Earnings per ordinary share (cents)** | | | |
| – attributable | 7 | **223,6** | 117,4 |
| – basic headline | 7 | **263,7** | 151,1 |
| – adjusted headline | 7 | **253,1** | 143,3 |

# *Group Balance sheet*
*at 31 March 2004*

MTN

| | Note | 2004 Rm | 2003 restated Rm |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | **23 357** | 22 854 |
| Property, plant and equipment | 8 | **11 042** | 9 374 |
| Goodwill | 9 | **9 753** | 10 298 |
| Intangible assets | 10 | **1 646** | 2 263 |
| Investments in associates | 11 | **33** | 40 |
| Investment | 12 | **302** | 375 |
| Originated loans | 13 | **225** | 331 |
| Deferred tax assets | 14 | **356** | 173 |
| **Current assets** | | **8 643** | 5 303 |
| Inventories | 15 | **515** | 435 |
| Receivables and prepayments | 16 | **2 791** | 2 728 |
| Taxation prepaid | | **1** | 3 |
| Cash at bank and on hand | 25 | **3 648** | 1 551 |
| Securitised cash deposits | 25 | **1 688** | 586 |
| **Total assets** | | **32 000** | 28 157 |
| **SHAREHOLDERS' EQUITY** | | | |
| Ordinary shares and share premium | 17 | **14 178** | 14 083 |
| Retained earnings | | **7 174** | 3 493 |
| *Other reserves* | 18 | **(1 504)** | (520) |
| **Share capital and reserves** | | **19 848** | 17 056 |
| Minority interest | 19 | **1 418** | 882 |
| **Total equity** | | **21 266** | 17 938 |
| **LIABILITIES** | | | |
| **Non-current liabilities** | | **4 376** | 4 056 |
| Borrowings | 20 | **3 710** | 3 249 |
| Deferred tax liabilities | 14 | **666** | 807 |
| **Current liabilities** | | **6 358** | 6 163 |
| Trade and other payables | 21 | **4 787** | 3 962 |
| Provisions | 22 | **189** | 191 |
| Current tax liabilities | | **943** | 410 |
| Borrowings | 20 | **334** | 1 394 |
| Bank overdraft | 20, 25 | **105** | 206 |
| **Total liabilities** | | **10 734** | 10 219 |
| **Total equity and liabilities** | | **32 000** | 28 157 |

# Group
# Statement of changes in equity
*for the year ended 31 March 2004*

| | Note | Share capital Rm | Share premium Rm | Treasury shares Rm | Retained earnings Rm | Other reserves Rm | Total Rm |
|---|---|---|---|---|---|---|---|
| **Balance at 31 March 2002** | | * | 13 942 | – | 1 568 | 406 | 15 916 |
| Change in accounting policy – share trust | 39 | – | – | (7) | (5) | – | (12) |
| **Restated balance at 1 April 2002** | | * | 13 942 | (7) | 1 563 | 406 | 15 904 |
| Net profit | | – | – | – | 1 934 | – | 1 934 |
| Transfers between reserves | | | – | – | (4) | 4 | – |
| Issue of share capital | | * | 148 | – | – | – | 148 |
| Currency translation differences | | – | – | – | – | (930) | (930) |
| **Balance at 31 March 2003** | | * | 14 090 | (7) | 3 493 | (520) | 17 056 |
| Change in accounting policy – AC133 | 39 | – | – | – | (15) | – | (15) |
| **Restated balance at 1 April 2003** | | * | 14 090 | (7) | 3 478 | (520) | 17 041 |
| Net profit | | – | – | – | 3 700 | – | 3 700 |
| Transfers between reserves | | – | – | – | (4) | 4 | – |
| Issue of share capital | | * | 94 | 1 | – | – | 95 |
| Currency translation differences | | – | – | – | – | (988) | (988) |
| **Balance at 31 March 2004** | | * | **14 184** | **(6)** | **7 174** | **(1 504)** | **19 848** |
| Note | | 17 | 17 | 17 | | 18 | |

* *Amounts less than R1 million*

# Group
# Cash flow statement
*for the year ended 31 March 2004*

| | Note | 2004 Rm | 2003 restated Rm |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Cash received from customers | | **23 458** | 18 668 |
| Cash paid to suppliers and employees | | **(13 431)** | (11 855) |
| **Cash generated from operations** | 23 | **10 027** | 6 813 |
| Interest received | 4 | **125** | 116 |
| Interest paid | 5 | **(634)** | (852) |
| Tax paid | 24 | **(921)** | (684) |
| **Net cash generated from operating activities** | | **8 597** | 5 393 |
| **Cash flows from investing activities** | | | |
| Purchase of property, plant and equipment | 8 | **(5 048)** | (3 919) |
| – to expand operations | | **(4 857)** | (3 809) |
| – to maintain operations | | **(191)** | (110) |
| Proceeds from sale of property, plant and equipment | | **3** | 15 |
| Proceeds from associates, other investments and advances | | **7** | – |
| Increase of interest in joint venture | | **(7)** | – |
| Proceeds from reduction of interest in subsidiary | | **117** | – |
| Purchase of other intangible assets | | **–** | (20) |
| Interest received | 4 | **14** | 13 |
| Proceeds from other loans and advances | | **16** | – |
| Purchase of investment | | **–** | (480) |
| **Net cash used in investing activities** | | **(4 898)** | (4 391) |
| **Cash flows from financing activities** | | | |
| Proceeds from issue of ordinary shares | 17 | **31** | – |
| Proceeds from borrowings | | **202** | 187 |
| **Net cash generated from financing activities** | | **233** | 187 |
| Net increase in cash and cash equivalents | | **3 932** | 1 189 |
| Effect of exchange rate changes | | **(632)** | (492) |
| Cash and cash equivalents at beginning of year | | **1 931** | 1 234 |
| – as per prior year | | **1 931** | 1 230 |
| – effect of consolidating the share trust | | **–** | 4 |
| **Cash and cash equivalents at end of year** | 25 | **5 231** | 1 931 |

# Group
## Notes to the annual financial statements
*for the year ended 31 March 2004*

| | South Africa Rm | Rest of Africa Rm | Other Rm | Consolidated Rm |
|---|---|---|---|---|
| **1. GEOGRAPHIC SEGMENTS** | | | | |
| **2004** | | | | |
| **REVENUE** | | | | |
| External sales | 15 184 | 8 687 | – | 23 871 |
| **Total revenue** | 15 184 | 8 687 | – | 23 871 |
| **EBITDA** | 4 522 | 4 461 | – | 8 983 |
| Depreciation | (1 231) | (973) | – | (2 204) |
| Amortisation of intangible assets | (17) | (155) | – | (172) |
| Goodwill amortisation | (2) | (1) | (596) | (599) |
| Finance costs | (130) | (618) | – | (748) |
| Finance income | 91 | 53 | – | 144 |
| Share of profits of associates | 9 | * | – | 9 |
| Income tax expense | (998) | (103) | – | (1 101) |
| Minority interest | – | (612) | – | (612) |
| **Net profit (loss)** | 2 244 | 2 052 | (596) | 3 700 |
| **BALANCE SHEET** | | | | |
| **Assets** | | | | |
| **Non-current assets** | 4 921 | 8 708 | 9 728 | 23 357 |
| Tangible assets | 4 741 | 6 301 | – | 11 042 |
| Intangible assets (including goodwill) | 66 | 1 605 | 9 728 | 11 399 |
| Other non-current assets | 114 | 802 | – | 916 |
| **Current assets** | 4 674 | 3 969 | – | 8 643 |
| Bank balances and security cash deposits | 2 323 | 3 013 | – | 5 336 |
| Other current assets | 2 351 | 956 | – | 3 307 |
| **Total assets** | 9 595 | 12 677 | 9 728 | 32 000 |
| **Capital, reserves and minority interest** | 5 282 | 6 256 | 9 728 | 21 266 |
| **Non-current liabilities** | 911 | 3 465 | – | 4 376 |
| Long-term liabilities | 332 | 3 378 | – | 3 710 |
| Deferred taxation | 579 | 87 | – | 666 |
| **Current liabilities** | 3 402 | 2 956 | – | 6 358 |
| Non-interest-bearing liabilities | 3 284 | 2 635 | – | 5 919 |
| Interest-bearing liabilities | 118 | 321 | – | 439 |
| **Total equity and liabilities** | 9 595 | 12 677 | 9 728 | 32 000 |
| **CASH FLOW INFORMATION** | | | | |
| Net cash generated by operations | 4 873 | 5 154 | – | 10 027 |
| Net finance cost | (54) | (455) | – | (509) |
| Taxation paid | (809) | (112) | – | (921) |
| **Cash inflows from operating activities** | 4 010 | 4 587 | – | 8 597 |
| Acquisitions of property, plant and equipment | (1 073) | (3 975) | – | (5 048) |
| Other investing activities | (800) | 128 | 822 | 150 |
| **Cash (outflows) inflows from investing activities** | (1 873) | (3 847) | 822 | (4 898) |
| **Cash (outflows) inflows from financing activities** | (351) | 1 406 | (822) | 233 |
| **Net movement in cash and cash equivalents** | 1 786 | 2 146 | – | 3 932 |
| *Average number of employees for the year* | 3 142 | 2 248 | – | 5 390 |

* *Amounts less than R1 million*

| | South Africa Rm | Rest of Africa Rm | Other Rm | Consolidated Rm |
|---|---|---|---|---|
| **1. GEOGRAPHIC SEGMENTS (continued)** | | | | |
| **2003** | | | | |
| **REVENUE** | | | | |
| External sales | 12 496 | 6 972 | – | 19 468 |
| Intra-segment | (63) | – | – | (63) |
| **Total revenue** | 12 433 | 6 972 | – | 19 405 |
| *Intra-segment sales are based on cost plus an appropriate margin* | | | | |
| **EBITDA** | 3 375 | 2 842 | – | 6 217 |
| Depreciation | (1 044) | (607) | – | (1 651) |
| Amortisation of intangible assets | (20) | (213) | – | (233) |
| Goodwill amortisation | (2) | (1) | (593) | (596) |
| Finance costs | (255) | (702) | | (957) |
| Finance income | 96 | 33 | – | 129 |
| Share of profits (losses) of associates | 3 | (2) | – | 1 |
| Income tax expense | (692) | 5 | – | (687) |
| Minority interest | – | (289) | – | (289) |
| **Net profit (loss)** | 1 461 | 1 066 | (593) | 1 934 |
| **BALANCE SHEET** | | | | |
| **Assets** | | | | |
| **Non-current assets** | 5 109 | 7 440 | 10 305 | 22 854 |
| Tangible assets | 4 902 | 4 472 | – | 9 374 |
| Intangible assets (including goodwill) | 75 | 2 181 | 10 305 | 12 561 |
| Other non-current assets | 132 | 787 | – | 919 |
| **Current assets** | 2 627 | 2 676 | – | 5 303 |
| Bank balances and security cash deposits | 637 | 1 500 | – | 2 137 |
| Other current assets | 1 990 | 1 176 | – | 3 166 |
| **Total assets** | 7 736 | 10 116 | 10 305 | 28 157 |
| **Capital, reserves and minority interest** | 3 778 | 3 855 | 10 305 | 17 938 |
| **Non-current liabilities** | 1 438 | 2 618 | – | 4 056 |
| Long-term liabilities | 719 | 2 530 | – | 3 249 |
| Deferred taxation | 719 | 88 | – | 807 |
| **Current liabilities** | 2 520 | 3 643 | – | 6 163 |
| Non-interest bearing liabilities | 2 265 | 2 298 | – | 4 563 |
| Interest-bearing liabilities | 255 | 1 345 | – | 1 600 |
| **Total equity and liabilities** | 7 736 | 10 116 | 10 305 | 28 157 |
| **CASH FLOW INFORMATION** | | | | |
| Net cash generated by operations | 3 787 | 3 026 | – | 6 813 |
| Net finance cost | (172) | (564) | – | (736) |
| Taxation paid | (644) | (40) | – | (684) |
| **Cash inflows from operating activities** | 2 971 | 2 422 | – | 5 393 |
| Acquisitions of property, plant and equipment | (692) | (3 227) | – | (3 919) |
| Other investing activities | (922) | (470) | 920 | (472) |
| **Cash (outflows) inflows from investing activities** | (1 614) | (3 697) | 920 | (4 391) |
| **Cash (outflows) inflows from financing activities** | (1 307) | 2 414 | (920) | 187 |
| **Net movement in cash and cash equivalents** | 50 | 1 139 | – | 1 189 |
| Average number of employees for the year | 3 146 | 1 912 | – | 5 058 |

The results of the satellite telecommunications segment have not been analysed as they are not considered material to the Group's financial statements as a whole.

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **2. REVENUE** | | |
| Wireless telecommunications: | **21 564** | 17 241 |
| – Airtime and subscription fees | **15 827** | 12 183 |
| – Interconnect | **5 030** | 4 400 |
| – Connection fees | **707** | 658 |
| Cellular telephones and accessories | **1 962** | 1 911 |
| Other | **257** | 135 |
| Satellite communications | **88** | 118 |
| | **23 871** | 19 405 |
| **3. PROFIT FROM OPERATIONS** | | |
| The following items have been included in arriving at profit from operations: | | |
| Auditors' remuneration: | **44** | 26 |
| – Audit fees | **8** | 7 |
| – Fees for other services | **36** | 19 |
| – Expenses | ***** | * |
| Directors' emoluments: | **36** | 37 |
| – Services as director | **33** | 34 |
| – Directors' fees | **3** | 3 |
| – Other expenses | ***** | – |
| Operating lease rentals: | **205** | 293 |
| – Property | **152** | 252 |
| – Equipment and vehicles | **53** | 41 |
| Loss on disposal of property, plant and equipment (note 23) | **8** | 19 |
| Impairment (reversal) charge on inventories (note 15) | **(32)** | 58 |
| Impairment charge on trade receivables (note 16) | **199** | 289 |
| Depreciation (note 8, 23): | **2 204** | 1 651 |
| – Buildings: | | |
| *Owned* | **54** | 52 |
| *Leased* | **15** | 10 |
| – Leasehold improvements | **58** | 45 |
| – Network infrastructure | **1 732** | 1 278 |
| – Information systems, furniture and office equipment | **315** | 244 |
| – Vehicles | **30** | 22 |
| Amortisation of intangible assets (note 10, 23): | **172** | 233 |
| – Licence fees | **160** | 219 |
| – Other | **12** | 14 |

* *Amounts less than R1 million*

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **3. PROFIT FROM OPERATIONS (continued)** | | |
| Amortisation of goodwill (note 9, 23) | **599** | 596 |
| Staff costs: | **1 096** | 964 |
| – Wages and salaries | **981** | 887 |
| – Pension costs – defined contribution plans | **54** | 48 |
| – Other | **61** | 29 |
| Average number of employees | **5 390** | 5 058 |
| Fees paid for services: | **435** | 445 |
| – Administrative | **91** | 68 |
| – Management | **74** | 54 |
| – Professional | **183** | 169 |
| – Secretarial | **3** | – |
| – Technical | **84** | 154 |
| *Impairment (reversed) raised against loan arising on disposal of 20% of MTN Cameroon to reflect net asset value (note 23)* | **(9)** | 49 |
| *Gain on disposal of 20% shareholding in MTN Cameroon (note 23)* | **–** | (91) |
| Loss on disposal of 4,5% interest in MTN Nigeria (note 23) | **72** | – |
| Impairment of interest in associates (note 11, 23) | **4** | – |
| Impairment charge on property, plant and equipment (note 8, 23) | **–** | 15 |
| Net foreign exchange (gains) losses from trading activities | **(6)** | 48 |
| Repairs and maintenance expenditure on property, plant and equipment | **415** | 285 |
| ***Analysis of operating expenses by function*** | | |
| Administration, marketing and network | **(5 862)** | (5 148) |
| Sales and distribution | **(2 342)** | (2 199) |
| | **(8 204)** | (7 347) |

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **4. FINANCE INCOME** | | |
| Interest income | **128** | 129 |
| Foreign exchange transaction gains | **16** | – |
| | **144** | 129 |
| ***Reconciliation of interest received to finance income*** | | |
| Interest received (operating activities) | **125** | 116 |
| Interest received (investing activities) | **14** | 13 |
| Fair value adjustments | **5** | – |
| | **144** | 129 |
| **5. FINANCE COSTS** | | |
| Interest expense – borrowings | **(487)** | (612) |
| Interest expense – finance leases | **(37)** | (20) |
| Foreign exchange transaction losses | **(224)** | (325) |
| | **(748)** | (957) |
| ***Reconciliation of interest paid to finance cost*** | | |
| Interest paid (operating activities) | **(634)** | (852) |
| Unrealised exchange loss related to international sinking fund policy | **(72)** | (105) |
| Unrealised foreign exchange transaction losses and gains | **(42)** | – |
| | **(748)** | (957) |

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **6. INCOME TAX EXPENSE** | | |
| ***Current tax*** | | |
| Normal tax | **(1 343)** | (789) |
| Current year | **(1 343)** | (781) |
| Prior year under provision | ***** | (4) |
| Secondary tax on companies | **–** | (4) |
| ***Foreign tax*** | | |
| Foreign income and withholding tax | **(119)** | (77) |
| ***Deferred tax (note 14)*** | **361** | 179 |
| Current year | **361** | 179 |
| | **(1 101)** | (687) |

South African normal taxation is calculated at 30% (2003: 30%) of the estimated taxable income for the year. Taxation for foreign jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

MTN Mauritius has been deemed to be South African resident for tax purposes by the South African Revenue Services. Consequently, the foreign exchange gains and losses on that entity's US$ denominated borrowings have been brought into account for the purposes of calculating the entity's corporate tax liability, as required by the provisions of the South African Income Tax Act.

**Tax losses**

The Group has tax losses of R6 million (2003: R80 million) to carry forward against future taxable income. R2 million (2003: R10 million) has been recognised as a deferred tax asset.

**Tax rate reconciliation**

The charge for the year can be reconciled to the effective rate of taxation in South Africa as follows:

| | 2004 % | 2003 % |
|---|---|---|
| Tax at standard rate | **30,0** | 30,0 |
| Expenses not deductible for tax purposes | **5,2** | 10,2 |
| Utilisation of previously unrecognised tax losses | **–** | (4,3) |
| Effect of different tax rates in other countries | **0,4** | 0,3 |
| Income not subject to tax | **(0,2)** | (0,1) |
| Effect of pioneer status/tax credit granted | **(19,1)** | (14,1) |
| Withholding taxes | **1,4** | – |
| Effect of foreign dividends | **0,8** | – |
| Other | **1,8** | 1,6 |
| | **20,3** | 23,6 |

* *Amounts less than R1 million*

**7. EARNINGS PER ORDINARY SHARE**

The calculation of attributable earnings per ordinary share is based on net profit for the year of R3 700 million (2003: R1 934 million), and weighted average number of shares of 1 654 380 353 (2003: 1 646 933 535) ordinary shares in issue (excluding treasury shares).

The calculation of basic and adjusted headline earnings per ordinary share is based on basic headline earnings of R4 362 million (2003: R2 488 million) and adjusted headline earnings of R4 188 million (2003: R2 360 million) respectively, and weighted average number of shares of 1 654 380 353 (2003: 1 646 933 535) ordinary shares in issue (excluding treasury shares).

The calculation of diluted attributable, basic headline and adjusted headline earnings per ordinary share is based on the respective earnings as indicated above, and the weighted average of 1 681 045 602 (2003: 1 665 103 996) fully diluted ordinary shares in issue (excluding treasury shares) during the year. The number of fully diluted ordinary shares has been calculated by taking into account ordinary shares that will be in issue in respect of the MTN Holdings convertible debentures and outstanding MTN Group share options.

| | **2004 Rm** | 2003 Rm |
|---|---|---|
| ***Reconciliation between net profit and headline earnings*** | | |
| **Net profit for the year** | **3 700** | 1 934 |
| *Add (Less):* | | |
| Goodwill amortisation | **599** | 596 |
| Loss on disposal of 4,5% in MTN Nigeria | **72** | – |
| Gain on disposal of 20% shareholding in MTN Cameroon | **–** | (91) |
| Impairment (reversal) raised against loan arising on disposal of MTN Cameroon | **(9)** | 49 |
| **Basic headline earnings** | **4 362** | 2 488 |
| *Less:* Adjustment | | |
| Reversal of deferred tax asset (note 14) | **(174)** | (128) |
| **Adjusted headline earnings** | **4 188** | 2 360 |
| **Earnings per ordinary shares (cents)** | | |
| – Attributable | **223,6** | 117,4 |
| – Basic headline | **263,7** | 151,1 |
| – Adjusted headline | **253,1** | 143,3 |
| **Diluted earnings per share (cents)** | | |
| – Attributable | **220,1** | 116,1 |
| – Basic headline | **259,5** | 149,4 |
| – Adjusted headline | **249,1** | 141,7 |

| | Owned | | | | | Leased | |
|---|---|---|---|---|---|---|---|
| | Land and buildings Rm | Leasehold improvements Rm | Network infrastructure Rm | Information systems, furniture and office equipment Rm | Vehicles Rm | Land and buildings (note 31) Rm | Total Rm |
| **8. PROPERTY, PLANT AND EQUIPMENT** | | | | | | | |
| **8.1 Analysis of net book amount** | | | | | | | |
| **Year ended 31 March 2004** | | | | | | | |
| Cost | **677** | **234** | **14 450** | **1 601** | **106** | **316** | **17 384** |
| Accumulated depreciation | **(113)** | **(124)** | **(5 027)** | **(999)** | **(54)** | **(25)** | **(6 342)** |
| Net book amount | **564** | **110** | **9 423** | **602** | **52** | **291** | **11 042** |
| **Year ended 31 March 2003** | | | | | | | |
| Cost | 505 | 155 | 11 600 | 1 380 | 92 | 316 | 14 048 |
| Accumulated depreciation | (85) | (67) | (3 747) | (728) | (37) | (10) | (4 674) |
| Net book amount | 420 | 88 | 7 853 | 652 | 55 | 306 | 9 374 |
| **8.2 Movement in net book amount** | | | | | | | |
| **Year ended 31 March 2004** | | | | | | | |
| Opening net book amount | **420** | **88** | **7 853** | **652** | **55** | **306** | **9 374** |
| Additions | **274** | **98** | **4 302** | **333** | **41** | **–** | **5 048** |
| Disposals | **–** | **(1)** | **(8)** | **(1)** | **(1)** | **–** | **(11)** |
| Depreciation charge | **(54)** | **(58)** | **(1 732)** | **(315)** | **(30)** | **(15)** | **(2 204)** |
| Exchange differences | **(76)** | **(17)** | **(992)** | **(67)** | **(13)** | **–** | **(1 165)** |
| Closing net book amount | **564** | **110** | **9 423** | **602** | **52** | **291** | **11 042** |
| **Year ended 31 March 2003** | | | | | | | |
| Opening net book amount | 380 | 79 | 7 096 | 707 | 60 | – | 8 322 |
| Additions | 190 | 74 | 3 301 | 316 | 38 | 316 | 4 235 |
| Disposals | (1) | – | (29) | (2) | (2) | – | (34) |
| Impairment charge* | – | – | (15) | – | – | – | (15) |
| Depreciation charge | (52) | (45) | (1 278) | (244) | (22) | (10) | (1 651) |
| Exchange differences | (97) | (20) | (1 222) | (125) | (19) | – | (1 483) |
| Closing net book amount | 420 | 88 | 7 853 | 652 | 55 | 306 | 9 374 |

Registers with details of land and buildings are available for inspection by members or their duly authorised representative at the registered offices of the Company and its respective subsidiaries.

* *An impairment charge has been recognised against the radio network infrastructure related to Orbicom's Ghanaian operations (2003).*

**8. PROPERTY, PLANT AND EQUIPMENT (continued)**

**8.3 Encumbrances**

***MTN Nigeria***

Loans to MTN Nigeria are secured by a fixed charge over the company's moveable assets, the book value of which is R4 777 million (note 20).

***MTN Cameroon***

The International Amortising Senior Debt Facility ("IASDF") and Domestic Amortising Senior Debt Facility ("DASDF") are secured by a notarial bond over MTN Cameroon's land to the value of R11,9 million (2003: R13,4 million) (note 20).

***MTN Rwanda***

The syndicated loan acquired from four local banks and the BPC Loan are secured by a floating charge on MTN Rwanda's property, plant and equipment, the book value of which is R45,4 million (2003: R45 million) (note 20).

***MTN Uganda***

In terms of the Project Co-ordination and Inter-creditor Agreement, MTN Uganda has provided a first fixed charge totalling R143,2 million (2003: R102,6 million) over its property, plant and equipment as security for a syndicated loan made to MTN Uganda by various banks and financial institutions (note 20).

***MTN Swaziland***

Loans from Swazi Empowerment Limited and the Swaziland Industrial Development Corporation are secured by notarial bonds over MTN Swaziland's moveable assets including the network and information system infrastructure, the book value of which is R45 million (2003: R42 million) (note 20).

| | **2004 Rm** | 2003 Rm |
|---|---|---|
| **9. GOODWILL** | | |
| **Cost** | | |
| Balance at beginning of year | **11 897** | 11 806 |
| Increase in interest in joint venture | **16** | – |
| Arising on purchase of MTN Holdings shares | **40** | 96 |
| Translation differences | **(2)** | (5) |
| **Balance at end of year** | **11 951** | 11 897 |
| **Accumulated amortisation** | | |
| Balance at beginning of year | **(1 599)** | (999) |
| Amortisation charge | **(599)** | (596) |
| Translation differences | * | (4) |
| **Balance at end of year** | **(2 198)** | (1 599) |
| **Carrying amount** | | |
| Balance at end of year | **9 753** | 10 298 |

* *Amounts less than R1 million*

| | Licences Rm | Other intangible assets Rm | Total Rm |
|---|---|---|---|
| **10. INTANGIBLE ASSETS** | | | |
| **Year ended 31 March 2004** | | | |
| Cost | **2 094** | **55** | **2 149** |
| Accumulated amortisation | **(479)** | **(24)** | **(503)** |
| Net book amount | **1 615** | **31** | **1 646** |
| **Year ended 31 March 2003** | | | |
| Cost | 2 622 | 56 | 2 678 |
| Accumulated amortisation | (402) | (13) | (415) |
| Net book amount | 2 220 | 43 | 2 263 |
| The movement in the net book amount of intangible assets is comprised as follows: | | | |
| **Year ended 31 March 2004** | | | |
| Opening net book amount | **2 220** | **43** | **2 263** |
| Amortisation charge | **(160)** | **(12)** | **(172)** |
| Exchange differences | **(445)** | **–** | **(445)** |
| Closing net book amount | **1 615** | **31** | **1 646** |
| **Year ended 31 March 2003** | | | |
| Opening net book amount | 3 560 | 125 | 3 685 |
| Additions | – | 35 | 35 |
| Reclassification | – | (94)** | (94) |
| Amortisation charge | (219) | (14) | (233) |
| Exchange differences | (1 121) | (9) | (1 130) |
| Closing net book amount | 2 220 | 43 | 2 263 |

The Ugandan Communications Commission has granted consent for the licences of MTN Uganda to be used as security for the syndicated loan made by various banks and financial institutions (note 20).

Included in closing net book amount is the licence relating to MTN Nigeria of R1 202 million (2003: R1 712 million) which has been provided as security against borrowings (note 20). The balance relates to licences in South Africa, Cameroon, Uganda and Swaziland.

Other intangible assets consist primarily of subscriber bases acquired.

** *Loan arrangement costs have been reclassified against the relevant loans to which they relate.*

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **11. INVESTMENTS IN ASSOCIATES** | | |
| Balance at beginning of year | **40** | 39 |
| Impairment (note 3) | **(4)** | – |
| Share of results after tax | **9** | 1 |
| Repayment of loan | **(7)** | – |
| Goodwill amortisation | **(*)** | (*) |
| Dividends | **(5)** | – |
| **Balance at end of year** | **33** | 40 |

There are no significant contingent liabilities relating to the Group's interest in associates.

* *Amounts less than R1 million*

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **12. INVESTMENT** | | |
| *Financial instruments held at fair value (through net income)* | | |
| International sinking fund policy | **302** | 375 |

MTN International invested an amount of R500 million into an international sinking fund policy with a major financial services institution in South Africa. The accumulated foreign exchange losses incurred upon translating the investment to rands at the ruling spot rate at balance sheet date, together with the initial costs, amounted to R198 million (2003: R125 million), which have been charged to the income statement. The term is five years commencing on the inception date (24 October 2002). From time to time, the portfolio of assets in the investment can be restructured so as to include listed shares in offshore companies on recognised bourses, listed bonds on recognised bourses and investments in various cash instruments and bank deposits.

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **13. ORIGINATED LOANS** | | |
| Loans to employees in respect of share incentive scheme (note 13.1) | **7** | 33 |
| Loan in respect of restraint of trade agreement | **21** | 24* |
| Loan to minorities in MTN Nigeria (note 13.2) | **94** | 142 |
| Loan to Broadband Limited (note 13.3): | **103** | 132 |
| – Loan | **144** | 165 |
| – *Less:* impairment of loan | **(41)** | (33) |
| | **225** | 331 |

**13.1** Loans are granted to participants to assist in the funding of the scheme debentures. The loans are secured against 188 917 (2003: 1 639 042) debentures, and bear interest at a variable rate ranging between 9% and 14,5% per annum (2003: 11,25% and 13,25% per annum). Loans are repayable once employees sell their shares.

**13.2** Loans by MTN Mauritius to minority shareholders of MTN Nigeria are US$ denominated and interest free. The amount consists of two loans:

Loan 1: US$7,7 million. The loan is repayable by 1 July 2006 out of shareholder distributions to which the borrower is entitled in respect of the shares acquired from the proceeds of the loan.

Loan 2: US$6,3 million. There is no fixed repayment date. The loan is repayable out of all shareholder distributions to which the borrower is entitled.

**13.3** The disposal of a 30% shareholding by MTN Mauritius in MTN Cameroon was effected in two tranches:

**20% tranche**

This was funded by two loans:

Loan 1: US$4,5 million is interest free and repayable on 31 December 2010 out of 80% of the borrower's entitlement to shareholder distributions.

Loan 2: US$15,2 million attracting interest at LIBOR plus 6% per annum which will be capitalised bi-annually. The loan is repayable by 31 December 2010 out of 80% of the borrower's entitlement to shareholder distributions.

**10% tranche**

The US$ denominated loan amounting to US$10,1 million is repayable at the higher of (i) 10% of the net realisable value of MTN Cameroon if onsold by the purchaser; and (ii) US$10,1 million plus interest at LIBOR plus 6% per annum. If dividends are declared, an interest charge equal to the dividends will be levied.
As the Group still retains beneficial interest in this 10% stake, the Group's financial statements include 80% of the results of MTN Cameroon.

The minority shareholders in MTN Nigeria and MTN Cameroon have provided their shares in the respective companies as security for the above loans.

* *To achieve better presentation, loans were reclassified from receivables and prepayments (R10 million) and borrowings (R14 million) (notes 16, 20)*

| | 1 April 2002 Rm | Charged to income statement Rm | Charged to equity Rm | 31 March 2003 Rm | **Charged to income statement Rm** | **Charged to equity Rm** | **31 March 2004 Rm** |
|---|---|---|---|---|---|---|---|
| **14. DEFERRED INCOME TAXES** | | | | | | | |
| Movement | | | | | | | |
| **Deferred tax liabilities** | | | | | | | |
| Tax allowances over book depreciation | 861 | 50 | (44) | 867 | **(50)** | **(16)** | **801** |
| Temporary differences | 35 | (18) | (38) | (21) | **89** | **2** | **70** |
| Working capital allowances | 8 | (47) | – | (39) | **(166)** | **–** | **(205)** |
| | 904 | (15) | (82) | 807 | **(127)** | **(14)** | **666** |
| **Deferred tax assets** | | | | | | | |
| Provisions and other temporary differences | (39) | (3) | – | (42) | **(9)** | **–** | **(51)** |
| Tax loss carried forward | (3) | – | – | (3) | **1** | **–** | **(2)** |
| MTN Nigeria deferred tax asset | – | (161) | 33 | (128) | **(226)** | **51** | **(303)** |
| | (42) | (164) | 33 | (173) | **(234)** | **51** | **(356)** |
| | 862 | (179) | (49) | 634 | **(361)** | **37** | **310** |

The Group's subsidiary in Nigeria has been granted a five-year income tax holiday from date of approval. Furthermore, all capital allowances arising during this five-year period may be carried forward and claimed as deductions against taxable income from the sixth year of operations onwards. A deferred tax asset of R175 million (2003: R128 million) relating to these deductible temporary differences has been recognised as at 31 March 2004 in terms of the South African Statement of Generally Accepted Accounting Practice – AC102 Income Taxes. A deferred tax asset is raised where it is probable that future profits will be generated in order to utilise the deductible temporary differences.

As previously disclosed, although the Group has complied with the requirements of AC102 in this regard, the Board of Directors has reservations about the appropriateness of this treatment in view of the fact that no cognisance may be taken in determining the value of such deferred tax asset for uncertainties arising out of the effects of the time value of money or future foreign exchange movements.

The Board therefore resolved to report adjusted headline earnings (negating the effect of the deferred tax asset) in addition to basic headline earnings, to more fully reflect the Group's results for the period.

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **15. INVENTORIES** | | |
| *At cost* | | |
| Finished goods (handsets, SIM cards and accessories)* | **512** | 483 |
| Consumable stores and maintenance spares | **22** | 17 |
| Work in progress | **16** | 13 |
| *Less:* Provision for impairment of inventories | **(35)** | (78) |
| | **515** | 435 |

| | At beginning of year Rm | Additions Rm | Utilised/ unused Rm | Exchange differences Rm | At end of year Rm |
|---|---|---|---|---|---|
| ***Impairment movement*** | | | | | |
| **Year ended 31 March 2004** | | | | | |
| Movement in provision for impairment of inventories | **(78)** | **–** | **32** | **11** | **(35)** |
| **Year ended 31 March 2003** | | | | | |
| Movement in provision for impairment of inventories | (23) | (88) | 30 | 3 | (78) |

* *Included in inventory are amounts of R141,5 million encumbered by borrowings relating to MTN Nigeria and a notarial bond relating to MTN Swaziland of R1,8 million (2003: R1,6 million) (note 20).*

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **16. RECEIVABLES AND PREPAYMENTS** | | |
| Trade receivables | **2 630** | 2 446 |
| *Less:* Provision for impairment of trade receivables | **(572)** | (429) |
| | **2 058** | 2 017 |
| Sundry debtors and prepayments | **733** | 711** |
| | **2 791** | 2 728 |

** *An amount of R10 million in respect of restraint of trade agreements was classified to originated loans (note 13).*

| | At beginning of year Rm | Additions Rm | Utilised/ unused Rm | Exchange differences Rm | At end of year Rm |
|---|---|---|---|---|---|
| **16. RECEIVABLES AND PREPAYMENTS (continued)** | | | | | |
| ***Impairment movement*** | | | | | |
| **Year ended 31 March 2004** | | | | | |
| Movement in provision for impairment of trade receivables | **(429)** | **(199)** | **–** | **56** | **(572)** |
| **Year ended 31 March 2003** | | | | | |
| Movement in provision for impairment of trade receivables | (318) | (289) | 128 | 50 | (429) |

MTN Cameroon entered into a financing arrangement with Standard Chartered Bank ("SCB") whereby it transferred receivables amounting to R57 million to SCB in exchange for cash. SCB will collect this amount directly from the third party debtor and these receivables were accordingly de-recognised from the balance sheet.

MTN Nigeria's external borrowings are secured by a fixed charge over the company's trade receivables, the book value of which is R537,9 million (note 20).

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **17. ORDINARY SHARES AND SHARE PREMIUM** | | |
| **Ordinary share capital** | | |
| *Authorised share capital* | | |
| 2 500 000 000 ordinary shares of 0,01 cent each | * | * |
| *Issued and fully paid-up share capital* | | |
| 1 658 802 355 (2003: 1 652 057 646) ordinary shares of 0,01 cent each | * | * |
| **Share premium** | | |
| *Balance at beginning of year* | **14 090** | 13 942 |
| Arising on the issue of shares during the year (net of share issue expenses) | **94** | 148 |
| Balance at end of year | **14 184** | 14 090 |
| **Treasury shares** | | |
| Balance at beginning of year | **(7)** | (7) |
| Reduction in treasury shares | **1** | * |
| Balance at end of year | **(6)** | (7) |
| Total ordinary shares and share premium | **14 178** | 14 083 |

The directors are authorised, by resolution of the shareholders and until the forthcoming annual general meeting, to dispose of unissued shares for any purpose and upon such terms and conditions as they see fit.

* *Amounts less than R1 million*

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **18. OTHER RESERVES** | | |
| **Non-distributable reserves** | | |
| Balance at beginning of year | **(520)** | 406 |
| Translation difference of foreign subsidiaries | **(988)** | (930) |
| Transfer from retained earnings | **4** | 4 |
| **Balance at end of year** | **(1 504)** | (520) |
| *Consisting of:* | | |
| Contingency reserve (as required by insurance regulations) | **16** | 13 |
| Statutory reserve (as required by Rwandan legislation) | **7** | 6 |
| Translation difference of foreign subsidiaries | **(1 527)** | (539) |
| | **(1 504)** | (520) |

A statutory contingency reserve has been created in terms of the Short-term Insurance Act, 1988. Transfers to the contingency reserve are treated as appropriation of income, and the balance of the reserve is disclosed in the balance sheet as a non-distributable reserve, forming part of shareholders' funds. On dissolution of the special purpose entities to which these reserves relate, they will become available for distribution.

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **19. MINORITY INTEREST** | | |
| Balance at beginning of year | **882** | 820 |
| Increase in minorities due to reduction in stake in MTN Cameroon | **–** | 130 |
| Increase in minorities due to reduction in stake in MTN Nigeria | **208** | 6 |
| Share of net profit of subsidiaries | **612** | 289 |
| Foreign exchange movements | **(284)** | (363) |
| **Balance at end of year** | **1 418** | 882 |
| **20. BORROWINGS** | | |
| **Unsecured** | | |
| ***MTN Holdings*** | | |
| *Debenture liability* | | |
| 188 917 (2003: 1 639 042) unsecured variable rate compulsorily convertible debentures of R9,95, R13,11, R36,43 and R84,41 each, bearing interest at a rate not less than the "official rate of interest" according to the South African Revenue Service (effective interest rate of 11,55% per annum) (2003: 14,5% per annum). In terms of the MTN Staff Incentive Scheme, these debentures will either be redeemed by MTN Holdings at a premium or converted into MTN Holdings shares on a one for one basis, which will then be exchanged for MTN Group shares in terms of a formula to be agreed upon by the Boards of the respective companies. | **8** | 36 |
| ***MTN Service Provider*** | | |
| Various composite short-term facilities, bearing interest at rates determined by the nature of each specific drawdown instrument, but essentially linked to the BA rate. Interest rates over the year varied between 8,5% and 14% per annum (2003: between 11% and 15% per annum). | **104** | 191 |

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **20. BORROWINGS (continued)** | | |
| **Unsecured (continued)** | | |
| ***MTN Group*** | | |
| *Overdraft* | | |
| Facility bearing interest at a variable rate between 11% and 15% per annum | – | 7 |
| ***MTN Holdings and MTN South Africa*** | | |
| Various composite facilities, bearing interest at rates determined by the nature of each specific drawdown instrument, but linked to the BA rate. Interest rates varied between 8,5% and 14% per annum during the year (2003: 11% and 15% per annum). Facilities mature in 366 days on notice. | * | 396 |
| ***Orbicom*** | | |
| *Loan* | | |
| Loan repaid in 12 equal instalments commenced 1 June 2003, bearing no interest. | – | 2 |
| *Overdraft* | | |
| Facility bearing interest at prime (effective rate 17% per annum) | – | 5 |
| ***MTN Rwanda*** | | |
| *Overdraft* | | |
| Facility bearing interest at a variable rate, effective rate of 15,5% per annum. | 1 | – |
| ***MTN Swaziland*** | | |
| *Standard Bank Swaziland Limited* | | |
| The loan attracts a floating interest rate of prime less 0,25% per annum (effective rate of 10,87% per annum) (2003: 16,25% per annum) and will be repaid by April 2006. | 3 | 9 |
| ***MTN Uganda*** | | |
| *SIDA Bond* | | |
| Commercial paper issue of UGS 12,5 billion facility guaranteed by SIDA, bearing interest at the 182-day Ugandan treasury bill rate plus 1% per annum (effective rate of 21,49% per annum) (2003:15,9% per annum). This loan is made up of 3 tranches and is repayable semi-annually with tranche 1 maturing in September 2005 and tranches 2 and 3 maturing in December 2005. | 7 | 13 |
| *European Investment Bank* | | |
| Facility of EURO 3,5 million bearing interest at a composite rate of 8,48% per annum and repayable semi-annually from February 2002 until August 2009. | – | 15 |
| *Stanbic Bank Uganda* | | |
| Short-term facility of US$ 1,5 million bearing interest at LIBOR plus 2% per annum (effective rate of 3,3% per annum) and repayable on demand. | – | 6 |

* *Amounts less than R1 million*

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **20. BORROWINGS (continued)** | | |
| **Unsecured (continued)** | | |
| ***MTN Cameroon*** | | |
| *Government of Cameroon* | | |
| Loan of CFA 10,6 billion arising on incorporation of MTN Cameroon. Although the terms of the loan are still under negotiation, the original terms require that the repayments be made six monthly beginning on 31 May 2002 until 30 November 2007 except the CFA 1,4 billion access fee loan which is to be repaid quarterly over one year. The annual interest rate is fixed at 7,88% per annum except for the access fee loan which bears no interest. | **123** | 138 |
| ***MTN Mauritius*** | | |
| *Syndicated revolving loan* | | |
| Facility arranged by Standard Bank London Limited and Sumitomo Mitsui Banking Corporation Europe Limited of US$250 million, bearing interest at LIBOR plus 1,75% per annum (effective rate of 2,85% per annum) (2003: 3,1% per annum). This loan is repayable in five instalments of US$40 million every six months, starting in September 2004 with a final instalment of US$50 million in March 2007. MTN Holdings and other MTN Group entities have provided cross guarantees for this loan facility. | **1 008** | 1 928 |
| **Total unsecured loans** | **1 254** | 2 746 |
| **Secured** | | |
| ***MTN Holdings*** | | |
| *Rand Merchant Bank* | | |
| Facility bearing interest at 13,92% per annum payable bi-annually with capital repayable on 31 January 2006. The loan is secured by a cession of the life endowment policies of key personnel. | **24** | 24* |
| *14th Avenue Finance Lease* | | |
| Finance lease obligation capitalised at an effective rate of 11,7 % per annum. The lease term is ten years with eight years to run, with renewal options of 20 years in total, and instalments are payable monthly. The book value of the underlying property is R291 million (2003: R306 million) (note 8, 31). | **314** | 315 |
| ***MTN Swaziland*** | | |
| *Swazi Empowerment Limited* | | |
| Facility bearing interest at prime less 2% per annum (2003: effective interest rate of 14,5% per annum), repayable in October 2002 and secured by second notarial bond over all moveable assets (note 8, 15). | **–** | 4 |
| *Swazi Industrial Corporation* | | |
| Facility bearing interest at prime plus 2% per annum with a minimum and maximum of 12% and 22% per annum respectively, effective interest rate of 12,14% per annum (2003: 18,5% per annum), repayable monthly and secured by first notarial bond over all moveable assets (note 8, 15). | **2** | 4 |

* *An amount of R14 million previously offset against this loan has been reclassified to originated loans (note 13).*

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **20. BORROWINGS (continued)** | | |
| **Secured (continued)** | | |
| ***MTN Uganda*** | | |
| *Principal project loan* | | |
| Facility of UGS 18 billion bearing interest at prime less 1% per annum (effective rate of 18% per annum) (2003: 14,5% per annum) based on the weighted average of bank prime and repayable quarterly from December 2000 to September 2004. | 4 | 14 |
| *Development Finance Company of Uganda* | | |
| Facility of UGS 453 million bearing interest at prime less 1% per annum (effective rate of 15,5% per annum) (2003: 14,5% per annum) based on weighted average of bank prime and repayable quarterly from December 2000 to September 2005. | 1 | 2 |
| *European Investment Bank* | | |
| Loan of US$4,8 million bearing fixed interest at 7,5% per annum and repayable semi-annually from February 2002 until August 2009. | 16 | 22 |
| *Swedfund International* | | |
| Subordinated loan of UGS 3 billion bearing no interest and repayable by September 2007. The repayment value will be based on the equity and net operating profit for the three years ending 31 March 2008. Lenders are entitled to a remuneration fee pro-rata to dividends declared to ordinary shareholders. The inherent interest rate applicable to this facility, having considered the estimated repayment instalment, equates to 16,0% per annum. | 10 | 10 |
| *Nordic Development Fund* | | |
| Subordinated loan of UGS 3 billion bearing no interest, repayable in September 2007. The repayment value will be based on the equity and net operating profit for the three years ending 31 March 2008. Lenders are entitled to a remuneration fee pro-rata to dividends declared to ordinary shareholders. The inherent interest rate applicable to this facility, having considered the estimated repayment instalment, equates to 16,0% per annum. | 10 | 10 |
| *Stanbic Bank Promissory Note* | | |
| Facility of UGS 6 billion bearing interest at 1% less than Stanbic Bank prime rate (effective rate of 16% per annum) repayable monthly with a roll-over option. | 10 | – |
| *Standard Bank London/LB KIIEL Loan* | | |
| Facility of US$10,3 million bearing interest at LIBOR plus 1,25% (effective rate of 2,4% per annum). Facility repayable from May 2003 semi annually in payments of US$1,9 million with Tranche A maturing in December 2006 and Tranche B maturing in March 2007. | 27 | – |
| All of the above MTN Uganda loans participate in the inter-creditor security package comprising of an assignment of the MTN Uganda telecommunication licence, and debentures providing security of R143,2 million (2003: R102,6 million) by means of a first fixed charge in favour of the inter-creditor agent, Stanbic Bank Uganda Limited, over all property, plant and equipment (note 8, 10). | | |

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **20. BORROWINGS (continued)** | | |
| **Secured (continued)** | | |
| ***MTN Cameroon*** | | |
| *International Amortising Senior Debt Facility* | | |
| Facility of EURO 58,5 million bearing interest at EURIBOR plus 2,25% per annum (effective interest rate of 4,4% per annum) (2003: 4,4% per annum), repayable bi-annually, starting 30 June 2003 and secured against the shares held by MTN Mauritius in MTN Cameroon and a notarial bond over property, plant and equipment to the value of US$164,2 million (note 8). | **335** | 425 |
| *Domestic Amortising Senior Debts Facility* | | |
| Facility of CFA 23 billion bearing interest at Taux d'Interets de Appels D'Offres ("TIAO") plus 1,75% per annum (effective rate of 7,93% per annum) (2003: 8,1% per annum), repayable bi-annually, starting 30 June 2003 and secured against the shares held by MTN Mauritius in MTN Cameroon and a notarial bond over property, plant and equipment (note 8). | **255** | 72 |
| A credit enhancement agreement was provided by MTN Holdings which guarantees the obligations of MTN Cameroon under the above facilities in certain circumstances. | | |
| ***MTN Nigeria*** | | |
| Overdraft facility, trade finance and commercial paper loan of NGN 19 billion bearing interest at a variable rate benchmarked against the average 30 day, NIBOR (2003: effective rate of 18,8% per annum). The loan is secured against the shares held by MTN Mauritius in MTN Nigeria. In addition, through a negative pledge, MTN Nigeria is restricted from disposing of certain assets outside the ordinary course of the business. | **–** | 1 188 |
| *IFC facility* | | |
| The facilities comprise a US$50 million standby guarantee facility from the International Finance Corporation (to be utilised in event of a shortfall at each of the 2006 and 2008 roll-over dates) and a loan of US$35 million, repayable bi-annually from September 2006 and terminating in November 2010. Pricing is linked to LIBOR (effective interest rate of 5,01% per annum). | **120** | – |
| *Local facility* | | |
| US$250 million naira equivalent commercial paper instrument reducing to 75% and 50% of the initial loan value in November 2006 and November 2008 respectively. The facility matures in November 2010. Pricing is linked to NIBOR (effective interest rate of 22,88% per annum). | **1 562** | – |
| *DFI term loan* | | |
| A loan of US$20 million from a combined DEG/FMO facility repayable bi-annually from November 2005, maturing in March 2010. The interest rate is linked to LIBOR (effective interest rate of 4,47% per annum). | **69** | – |

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **20. BORROWINGS (continued)** | | |
| **Secured (continued)** | | |
| ***MTN Nigeria (continued)*** | | |
| *SCMB facility* | | |
| US$40 million facility from ECICSA/Standard Corporate Merchant Bank ("SCMB"), repayable in six equal instalments from September 2005 until March 2008. The interest rate is linked to LIBOR (effective interest rate of 3,9% per annum). | **126** | – |
| All of the above MTN Nigeria loans are secured by a fixed charge over the company's moveable assets, service licence, ordinary share deposit accounts and a floating charge over the undertaking and its assets, property and receivables. The proceeds of the insurance policies are secured in favour of the Security Trustee (note 8, 10, 16). MTN Mauritius has also provided its shares in MTN Nigeria as security for these loans. | | |
| ***MTN Rwanda*** | | |
| Syndicated loan from four local banks totalling RWF 2,9 million bearing interest at a fixed rate of 16% per annum, repayable over 39 months effective from April 2003. The loan is secured by a floating charge on MTN Rwanda's property plant and equipment of R44,6 million and by subordination of its shareholders' loan (note 8). | **9** | 13 |
| *BPC loan* | | |
| Facility of US$600 000 bearing interest at a fixed rate of 9,25% per annum, repayable in 12 equal instalments commencing in April 2004. The loan is secured by a floating charge over the assets and by subordination of its shareholder loans (note 8). | **1** | – |
| **Total secured borrowings** | **2 895** | 2 103 |
| **Total borrowings** | **4 149** | 4 849 |
| The maturity of the above loans and overdrafts is as follows: | | |
| Payable within one year or on demand | **439** | 1 600 |
| Short-term borrowings | **334** | 1 394 |
| Bank overdrafts | **105** | 206 |
| More than one year but not exceeding two years | **1 035** | 1 169 |
| More than two years but not exceeding five years | **1 627** | 1 750 |
| More than five years | **1 048** | 330 |
| **Total borrowings** | **4 149** | 4 849 |
| *Less:* Amounts included within current liabilities | **(439)** | (1 600) |
| **Total long-term borrowings** | **3 710** | 3 249 |

Further details of the Group's finance lease commitments are presented in note 31 to the financial statements.

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **21. TRADE AND OTHER PAYABLES** | | |
| Trade payables | **1 586** | 1 346 |
| Sundry creditors | **554** | 609 |
| Accrued expenses and other payables | **2 647** | 2 007 |
| | **4 787** | 3 962 |

| | At beginning of year Rm | Additional provisions Rm | Utilised Rm | Exchange differences Rm | At end of year Rm |
|---|---|---|---|---|---|
| **22. PROVISIONS** | | | | | |
| **Year ended 31 March 2004** | | | | | |
| Leave pay | **31** | **18** | **(14)** | **(2)** | **33** |
| Bonus | **80** | **115** | **(84)** | **(6)** | **105** |
| Onerous leases | **80** | **(8)** | **(21)** | **–** | **51** |
| | **191** | **125** | **(119)** | **(8)** | **189** |
| **Year ended 31 March 2003** | | | | | |
| Leave pay | 34 | 17 | (16) | (4) | 31 |
| Bonus | 76 | 126 | (109) | (13) | 80 |
| Onerous leases | – | 80 | – | – | 80 |
| | 110 | 223 | (125) | (17) | 191 |

**Leave pay provision**

The leave pay provision relates to the vested leave pay to which employees may become entitled upon leaving the employment of subsidiary companies. The provision arises as employees render services that increases their entitlement to future compensated leave. The provision is utilised when employees, who are entitled to leave pay, leave the employment of subsidiary companies or when the accrued entitlement is utilised.

**Bonus provision**

The bonus provision consists of a performance-based bonus, which is determined by reference to the overall company performance with regard to a set of pre-determined key performance areas. Bonuses are payable annually after the MTN Group annual results have been approved.

**Onerous leases provision**

The onerous lease provision represents the recognition of the present value of the liability due under non-cancellable leases in respect of various leased office premises.

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **23. CASH GENERATED FROM OPERATIONS** | | |
| **Profit before tax** | **5 413** | 2 910 |
| *Adjustments for:* | | |
| Share of profits in associates less dividends received (note 11) | **(4)** | (1) |
| Finance cost (note 5) | **748** | 957 |
| Finance income (note 4) | **(144)** | (129) |
| Depreciation of property, plant and equipment (note 3, 8) | **2 204** | 1 651 |
| Amortisation of intangible assets (note 3, 10) | **172** | 233 |
| Amortisation of goodwill (note 3, 9) | **599** | 596 |
| Loss on disposal of property, plant and equipment (note 3) | **8** | 19 |
| Impairment charge on property, plant and equipment (note 3, 8) | **–** | 15 |
| Gain on disposal of 20% shareholding in MTN Cameroon (note 3) | **–** | (91) |
| Impairment (reversed) raised against loan arising on disposal of 20% of MTN Cameroon (note 3) | **(9)** | 49 |
| Loss on disposal of 4,5% interest in MTN Nigeria (note 3) | **72** | – |
| Impairment of interest in associate (note 3, 11) | **4** | – |
| | **9 063** | 6 209 |
| Changes in working capital | **964** | 604 |
| (Increase) decrease in inventories | **(124)** | 37 |
| Increase in receivables and prepayments | **(435)** | (1 001) |
| Increase in trade and other payables | **1 523** | 1 568 |
| **Cash generated from operations** | **10 027** | 6 813 |
| **24. TAX PAID** | | |
| Balance at beginning of year | **(407)** | (285) |
| Amounts charged to income statement | **(1 101)** | (687) |
| Deferred tax credit | **(361)** | (179) |
| Exchange differences | **51** | 22 |
| Withholding taxes not paid | **–** | 38 |
| Revaluation of tax balance | **(45)** | – |
| Balance at end of year | **942** | 407 |
| **Total tax paid** | **(921)** | (684) |
| **25. CASH AND CASH EQUIVALENTS** | | |
| For purposes of the cash flow statement, cash and cash equivalents comprise the following: | | |
| Cash at bank and on hand | **3 648** | 1 551 |
| Securitised cash deposits* | **1 688** | 586 |
| Bank overdraft | **(105)** | (206) |
| | **5 231** | 1 931 |

* *These monies are placed on deposit with banks in Nigeria to secure Letters of Credit, which at year-end were undrawn and the monies accordingly not freely available.*

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **26. UNDERWRITING ACTIVITIES** | | |
| Underwriting activities are conducted through special purpose entities on commercial terms and conditions at market prices. | | |
| **Income statement effect** | | |
| – Gross premiums written | **24** | 21 |
| – Outwards reinsurance premium | **(14)** | (4) |
| – Change in unearned premiums | **(5)** | (3) |
| – Reinsurance commission | **3** | 14 |
| | **8** | 28 |
| **Balance sheet effect** | | |
| Share of technical provision | | |
| – Outstanding claims | **127** | 87 |
| – Provision for unearned premiums | **5** | 6 |
| **Receivables** | | |
| – Investment in sinking fund policy | **107** | 70 |
| – Unlisted preference shares | **8** | 8 |
| – Cash | **16** | 22 |
| – Short-term money-market deposits | **21** | 14 |
| **Payables** | **(4)** | (4) |
| **27. CONTINGENT LIABILITIES** | | |
| MTN International (Mauritius) Bid Bond (note 27.1) | **192** | – |
| R100 million guarantee in favour of Rand Merchant Bank Properties (note 27.2) | **100** | – |
| Upgrade incentives (note 27.3) | **493** | 443 |
| Other (note 27.4) | **3** | 52 |
| | **788** | 495 |

**27.1** A Euro 25 million bid bond was issued on 8 February 2004 on behalf of MTN Mauritius with a validity period of 180 days. This bid bond formed part of the bid submission for the second GSM licence in Iran. MTN Holdings, MTN Network Operator as well as MTN SP, have cross-guaranteed any outstanding liabilities under such bid bond. MTN Mauritius was not the preferred bidder for such licence. The bid bond will be returned and cancelled once the successful bidder has complied with all conditions precedent to the awarding of the licence.

**27.2** As at 31 March 2004, the Company had signed guarantees in favour of Rand Merchant Bank to the value of R100 million relating to the bridging finance facility granted to Rand Merchant Bank Properties for the development of the second phase of the MTN Innovation centre. As at balance sheet date, no draw-downs had been made against this facility.

**27.3** The present policy of the Group's South African subsidiary is to pay incentives to Service Providers ("SP") for handset upgrades. These upgrades are only payable once the subscriber has completed a 24-month period with the SP since the initial commencement of their contract or previous upgrade. The value of the obligation may vary dependant on the prevailing business rules at the time of upgrade. The number of eligible subscribers that were entitled to, but which have not exercised their right to upgrade at 31 March 2004 was 275 000 (2003: 175 000). The estimated contingent liability at 31 March 2004, based on the prevailing business rules on such date, amounted to R493 million (2003: R443 million). The subsidiary has however provided for those upgrades which have occurred but which have not yet been presented for payment.

**27.4** This consists of MTN Uganda licence obligations and MTN Cameroon employee vehicles.

**28. COMMERCIAL COMMITMENT**

The granting of a national cellular telecommunication licence placed an obligation on a subsidiary company, MTN Network Operator, to set up a Joint Economic Development Plan Agreement with the Postmaster General (now ICASA). This agreement was a condition for the commencement of commercial operations in June 1994 and involves a commitment by the subsidiary company to assist in the development of the South African economy and, in particular, the telecommunications industry. The commitment is estimated at R1 billion over a period of 10 years and is arrived at by a series of multipliers which apply to specific categories of activities.

ICASA reviews MTN's Network Operator compliance on a two-yearly basis. A review for the period ended 31 March 2003 was conducted and confirmed that MTN Network Operator had met its service obligations.

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **29. CAPITAL COMMITMENTS** | | |
| Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements was as follows: | | |
| *Commitments for the acquisition of property, plant and equipment* | | |
| Contracted but not provided for | **3 490** | 1 105 |
| Authorised but not contracted for | **5 838** | 5 303 |
| *Group's share of capital commitments of joint ventures* | | |
| Contracted but not provided for | **26** | 39 |
| Authorised but not contracted for | **148** | 164 |
| Total commitments | **9 502** | 6 611 |
| Capital expenditure will be funded from operating cash flows and where necessary, from existing borrowing facilities. | | |
| **30. OPERATING LEASE COMMITMENTS** | | |
| The future aggregate minimum lease payments under non-cancellable operating leases were as follows: | | |
| Within one year | **154** | 288 |
| More than one year but less than two years | **162** | 148 |
| More than two years but less than five years | **126** | 210 |
| More than five years | **168** | 301 |
| | **610** | 947 |

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **31. FINANCE LEASE COMMITMENTS** | | |
| At the balance sheet date, the Group had outstanding commitments under non-cancellable finance leases which fall due as follows: | | |
| **Minimum lease payments** | | |
| Within one year | **43** | 39 |
| More than one year but less than two years | **47** | 43 |
| More than two years but less than five years | **170** | 154 |
| More than five years | **270** | 332 |
| **Total minimum lease payments** | **530** | 568 |
| *Less:* future finance charges on finance leases | **(216)** | (253) |
| **Present value of finance lease obligation** | **314** | 315 |
| ***Present value of finance lease obligations are as follows:*** | | |
| Within one year | **6** | 1 |
| More than one year but less than two years | **11** | 6 |
| More than two years but less than five years | **78** | 55 |
| More than five years | **219** | 253 |
| | **314** | 315 |
| **32. OTHER COMMITMENTS** | | |
| Orders placed to purchase handsets | **34** | 214 |
| **33. RETIREMENT BENEFIT PLANS** | | |
| **Employee benefit obligations** | | |
| The Group operates provident and pension funds, which are defined contribution funds and are governed by the Pension Funds legislation in the respective countries. Contributions are made to the funds based upon employees' pensionable salary packages. All employees are eligible to join the funds and it is a condition of employment. | | |
| **Post retirement medical benefits** | | |
| The Group has no post retirement medical benefit obligations. | | |
| **34. INTEREST IN JOINT VENTURES** | | |
| The Group had the following effective percentage interests in joint ventures: | | |
| *Indirect* | **%** | % |
| Swazi MTN | **30** | 30 |
| MTN Uganda | **52** | 52 |
| MTN Rwanda | **40** | 31 |
| MTN Network Solutions | **60** | 60 |

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **34. INTEREST IN JOINT VENTURES (continued)** | | |
| The following amounts represent the Group's share of the assets and liabilities, revenue and results of the joint ventures and are included in the consolidated balance sheet and income statement. | | |
| Current assets | **88** | 141 |
| Non-current assets | **308** | 466 |
| Current liabilities | **(116)** | (100) |
| Non-current liabilities | **(134)** | (162) |
| Revenue | **585** | 747 |
| Expenses | **(186)** | (132) |
| Cash generated by operations | **141** | 180 |
| Cash invested | **(148)** | (166) |
| Cash from financing activities | **11** | * |
| Average number of employees relating to joint ventures: | | |
| – Full-time | **621** | 546 |
| – Part-time | **22** | 20 |

There are no significant contingent liabilities relating to the Group's interests in the joint ventures.

* *Amounts less than R1 million*

## 35. TRANSFER PRICING

In terms of the transfer pricing provisions contained in section 31 of the South African Income Tax Act, 58 of 1962 ("the Act") where a taxpayer supplies financial services to a connected person who is a non-South African resident, interest should be charged on an arm's length basis. The Group has consistently taken the view, based on professional advice, that the provisions of section 31 should not apply in respect of the loan element of shareholder equity funding to its African subsidiaries and joint ventures. The Group and its professional advisors continue to believe in the soundness of the approach adopted and accordingly consider that there is no necessity to raise a provision for any potential liability in this regard.

## 36. LICENCE AGREEMENTS

### MTN Network Operator

The licence authorises MTN Network Operator to construct, maintain and use a 900 MHz GSM national mobile cellular telecommunication service within the South African geographic territory. The licence was published on 29 October 1993 and is valid for a period of 15 years from 1 June 1994, automatically renewable on mutatis mutandis, the same terms and conditions, subject to certain provisions. The Group paid an initial fee of R100 million and pays an annual licence fee based on 5% of net operating income as defined in the licence.

### MTN Cameroon

The licence authorises MTN Cameroon to set up and run a 900 MHz national mobile GSM cellular telephony network within the geographic territory of Cameroon. The licence was granted on 15 February 2000 and is valid for a period of 15 years, renewable every ten years thereafter. The Group paid an initial fee of CFA 40,4 billion and the annual licence fee payable is CFA 2,9 billion.

**36. LICENCE AGREEMENTS (continued)**

**MTN Nigeria**

The licence authorises MTN Nigeria to provide and operate a 900 and 1 800 MHz second generation digital mobile service within the geographic territory of Nigeria. The licence was granted on 9 February 2001 and is valid for a period of 15 years, renewable every five years thereafter. The Group paid an initial licence fee of US$285 million and pays an annual licence fee based on 2,5% of assessed net revenue as defined in the licence.

**MTN Rwanda**

The licence authorises MTN Rwanda to provide a 900, 1 800 and 1 900 MHz (including cellular public pay telephone) GSM telecommunication network within the geographic territory of Rwanda. The licence was granted on 2 April 1998 and is valid for 10 years and may be terminated thereafter with a two-year written notice period. The Group paid an initial licence fee of US$200 000 and pays an annual licence fee based on 2,5% of network revenue as defined in the licence, a frequency fee of US$2 000 per 1 MHz granted and an annual spectrum fee of US$50 000.

**MTN Uganda**

The national operator licence authorises MTN Uganda to construct, maintain and operate fixed-line, as well as 900 and 1 800 MHz national second generation digital mobile radio telephony services within the geographic territory of Uganda. The licence was granted on 15 April 1998 and is valid for a period of 20 years. The Group paid initial licence fees of US$5,8 million and pays an annual spectrum fee of 1% of network revenue as contribution to the Rural Communications Development Fund.

**MTN Swaziland**

The licence authorises MTN Swaziland to provide and operate a 900 MHz GSM network within the Swaziland geographic territory. The licence was granted on 31 July 1998 and is valid for a period of ten years, renewable for 10 years thereafter. The Group pays annual spectrum fees of E20 000 per channel used (with a minimum of E600 000) and a licence fee of 5% of audited net operational income as defined in the licence.

| | **2004 Rm** | 2003 Rm |
|---|---|---|
| **37. EXCHANGE RATES TO SOUTH AFRICAN RAND** | | |
| **Year-end closing rates** | | |
| United States dollar | **0,16** | 0,13 |
| Uganda shilling | **304,32** | 249,68 |
| Rwanda franc | **93,82** | 65,97 |
| Cameroon Communaute Financiere Africaine franc | **86,36** | 76,72 |
| Nigerian naira | **21,21** | 16,14 |
| Swazi emalangeni | **1** | 1 |
| **Average rates for the year** | | |
| United States dollar | **0,14** | 0,10 |
| Uganda shilling | **277,87** | 197,34 |
| Rwanda franc | **80,29** | 53,50 |
| Cameroon Communaute Financiere Africaine franc | **80,61** | 67,76 |
| Nigerian naira | **18,38** | 13,61 |
| Swazi emalangeni | **1** | 1 |

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **38. FINANCIAL INSTRUMENTS** | | |
| **Foreign exchange risk** | | |
| Included in the Group balance sheet are the following amounts denominated in currencies other than the measurement currency of the reporting entities: | | |
| *Assets* | | |
| Accounts receivable | | |
| – United States dollar | **114** | 37 |
| – Euro | **1** | – |
| – Swazi emalangeni | **4** | 2 |
| – Special drawing rights** | **13** | 9 |
| Securitised cash deposits | **1 688** | 586 |
| Other assets | **–** | 28 |
| **Total assets** | **1 820** | 662 |
| *Liabilities* | | |
| Long-term liabilities | | |
| – United States dollar | **909** | 717 |
| – Euro | **85** | 522 |
| | **994** | 1 239 |
| *Current liabilities* | | |
| – United States dollar | **621** | 121 |
| – Pounds sterling | **3** | 3 |
| – Euro | **299** | 194 |
| – South African rand | **2** | * |
| – Swedish krona | **–** | 1 |
| – Special drawing rights** | **1** | 5 |
| | **926** | 324 |
| **Total liabilities** | **1 920** | 1 563 |

* *Amounts less than R1 million*

** *Unit of payment for international telecommunication transactions*

| | Foreign amounts | | Rand amounts | |
|---|---|---|---|---|
| | **2004 million** | 2003 million | **2004 Rm** | 2003 Rm |
| **38. FINANCIAL INSTRUMENTS (continued)** | | | | |
| Outstanding forward exchange contracts are as follows: | | | | |
| United States dollar | **40** | 46 | **272** | 380 |
| Euro | **29** | 40 | **260** | 342 |
| **Fair value** | | | | |
| United States dollar | | | **260** | 373 |
| Euro | | | **243** | 329 |

Fair value losses recognised in the income statement amount to R29 million (2003: R20 million)

**Liquidity risk**

The Group has no material risk of liquidation and limited exposure to liquidity risk as it has significant banking facilities and reserve borrowing capacity, including liquid resources as follows:

| | Carrying amounts | | Fair value | |
|---|---|---|---|---|
| | **2004 Rm** | 2003 Rm | **2004 Rm** | 2003 Rm |
| Cash at bank and on hand; net of overdrafts | **3 543** | 1 345 | **3 543** | 1 345 |
| Letters of credit | **1 688** | 586 | **1 688** | 586 |
| Receivables and prepayments | **2 791** | 2 728 | **2 791** | 2 728 |
| Trade and other payables | **(4 787)** | (3 962) | **(4 787)** | (3 962) |

Effective interest rate ranges from 0,75% – 11,0% (2003: 4,2% – 13%).

Deposits have an average maturity of less than 60 days (2003: 30 days).

**39. CHANGE IN ACCOUNTING POLICIES**

**39.1** With effect from 1 April 2003, the Group has adopted accounting statement AC133 "Financial instruments: Recognition and Measurement". In terms of AC133, retained earnings at 1 April 2003 have been adjusted according to the transitional provisions. Therefore, retained earnings at 1 April 2003 have been decreased by an amount of R15 million in the statement of changes in equity. In terms of AC133, comparative figures have not been restated as a result of the change in accounting policy. The effect of the adoption of AC133 was as follows:

| | Gross Rm | Tax effect Rm | Net Rm |
|---|---|---|---|
| Opening retained earnings – reduction | (15) | – | (15) |
| Current year profits – increase | 13 | (3) | 10 |

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **39. CHANGE IN ACCOUNTING POLICIES (continued)** | | |
| **39.2** The Group changed its accounting policy with respect to the treatment of share incentives and option schemes/trusts. It now consolidates these schemes, the effect of which is as follows: | | |
| Increase in profit after tax | **1** | 5 |
| Increase in profit before tax | **1** | 5 |
| Taxation | ***** | * |
| Decrease in retained earnings | ***** | (5) |
| Gross | ***** | (5) |
| Taxation | ***** | * |
| The change in accounting policy had no effect on the minority interest. | | |
| **40. ACQUISITION** | | |
| The assets and liabilities arising from the acquisition of an additional 9% stake in MTN Rwanda on 15 December 2003 were as follows: | | |
| Property, plant and equipment | **12** | |
| Intangible assets | ***** | |
| Inventories | ***** | |
| Trade and other receivables | **4** | |
| Bank and cash | **1** | |
| Long-term borrowings | **(2)** | |
| Deferred taxation | **(2)** | |
| Trade and other payables | **(4)** | |
| Provisions | **(1)** | |
| Tax liabilities | **(1)** | |
| Short-term borrowings | ***** | |
| Bank overdraft | ***** | |
| Inter-company creditors | **(1)** | |
| Net asset value | **6** | |
| Total purchase price: | **(22)** | |
| – Cash paid | **(7)** | |
| – Fair value of dividend receivable | **(15)** | |
| Goodwill (note 9) | **(16)** | |

* *Amounts less than R1 million*

**41. CHANGE IN ACCOUNTING ESTIMATE**

The useful life of certain fixed assets was reviewed with effect from 1 April 2003. As a result, certain depreciation rates of certain assets in the Group's Nigerian operation were adjusted in the current year namely: air-conditioners (from 20% to 50%), generators (from 25% to 50%) and certain network hardware (from 10% to 14,28%) per annum. These changes resulted in an increase of R190 million in the current year's depreciation charge (tax effect of R57 million).

**42. POST-BALANCE SHEET EVENTS**

There are no significant post balance sheet events.

# Company Income statement
*for the year ended 31 March 2004*

| | Note | 2004 Rm | 2003 Rm |
|---|---|---|---|
| **Revenue** | | **–** | – |
| Cost of sales | | **–** | – |
| **Gross profit** | | **–** | – |
| Operating expenses – net of other operating income | | **(28)** | (2) |
| **Loss from operations** | 1 | **(28)** | (2) |
| Finance income | 2 | **2** | * |
| Finance costs | 3 | ***** | (1) |
| Income from investments | 4 | **–** | 7 |
| **(Loss) profit before tax** | | **(26)** | 4 |
| Income tax expense | 5 | **–** | (2) |
| **(Loss) profit after tax** | | **(26)** | 2 |
| **Net (loss) profit** | | **(26)** | 2 |

* *Amounts less than R1 million*

# Company Balance sheet
*at 31 March 2004*

| | Note | 2004 Rm | 2003 Rm |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | **14 153** | 14 111 |
| Interest in subsidiaries | 6 | **14 147** | 14 104 |
| Originated loans | 7 | **6** | 7 |
| **Current assets** | | **189** | 58 |
| Receivables and prepayments | | **161** | 58 |
| Taxation prepaid | | **1** | – |
| Cash at bank and on hand | 8 | **27** | – |
| **Total assets** | | **14 342** | 14 169 |
| **SHAREHOLDERS' EQUITY** | | | |
| Ordinary shares and share premium | 9 | **14 184** | 14 090 |
| Retained earnings | | **22** | 52 |
| **Total equity** | | **14 206** | 14 142 |
| **LIABILITIES** | | | |
| **Current liabilities** | | **136** | 27 |
| Trade and other payables | 10 | **136** | 17 |
| Current tax liabilities | | **–** | 3 |
| Bank overdraft | 8 | **–** | 7 |
| **Total liabilities** | | **136** | 27 |
| **Total equity and liabilities** | | **14 342** | 14 169 |

# Company
# Statement of changes in equity
*for the year ended 31 March 2004*

| | Note | Share capital Rm | Share premium Rm | Retained earnings Rm | Total Rm |
|---|---|---|---|---|---|
| **Balance at 1 April 2002** | | * | 13 942 | 50 | 13 992 |
| Net profit | | – | – | 2 | 2 |
| Issue of share capital | | * | 148 | – | 148 |
| **Balance at 31 March 2003** | | * | 14 090 | 52 | 14 142 |
| Change in accounting policy – AC133 | 13 | – | – | (4) | (4) |
| **Restated balance at 1 April 2003** | | * | 14 090 | 48 | 14 138 |
| Net loss | | – | – | (26) | (26) |
| Issue of share capital | | * | 94 | – | 94 |
| **Balance at 31 March 2004** | | ***** | **14 184** | **22** | **14 206** |
| Note | | 9 | 9 | | |

# Company
# Cash flow statement
*for the year ended 31 March 2004*

| | Note | 2004 Rm | 2003 Rm |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Cash received from customers | | **13** | – |
| Cash paid to suppliers and employees | | **–** | (7) |
| **Cash generated from (used in) operations** | 11 | **13** | (7) |
| Interest received | 2 | **1** | * |
| Interest paid | 3 | ***** | (1) |
| Tax paid | 12 | **(4)** | – |
| Dividends received | 4 | **–** | 7 |
| **Net cash generated from (used in) operating activities** | | **10** | (1) |
| **Cash flows from investing activities** | | | |
| Repayments of other loans and advances | | **(7)** | (6) |
| **Net cash used in investing activities** | | **(7)** | (6) |
| **Cash flows from financing activities** | | | |
| Proceeds from issue of ordinary shares | | **31** | – |
| **Net cash generated from financing activities** | | **31** | – |
| Net increase (decrease) in cash and cash equivalents | | **34** | (7) |
| Cash and cash equivalents at beginning of year | | **(7)** | * |
| **Cash and cash equivalents at end of year** | 8 | **27** | (7) |

* *Amounts less than R1 million*

# Company
# Notes to the annual financial statements
*for the year ended 31 March 2004*

| | | 2004 Rm | 2003 Rm |
|---|---|---|---|
| 1. | **LOSS FROM OPERATIONS** | | |
| | *The following items have been included in arriving at loss from operations:* | | |
| | Auditors' remuneration: | 1 | * |
| | – Audit fees | * | * |
| | – Fees for other services | – | * |
| | – Expenses | * | * |
| | Directors' emoluments: | 3 | 2 |
| | Directors' fees | 3 | 2 |
| | Fees paid for services: | 104 | 11 |
| | – Administrative | 2 | 2 |
| | – Management | 102 | – |
| | – Technical | * | 9 |
| | Management fees received | (107) | (14) |
| | Impairment of interest in subsidiary (note 6, 11) | 26 | – |
| | *Analysis of operating expenses by function* | | |
| | Administration, marketing and network | (28) | (2) |
| 2. | **FINANCE INCOME** | | |
| | Interest income | 2 | * |
| | ***Reconciliation of interest received to finance income*** | | |
| | Interest received (operating activities) | 1 | * |
| | Fair value adjustments | 1 | – |
| 3. | **FINANCE COSTS** | | |
| | Interest expense – borrowings | * | (1) |
| 4. | **INCOME FROM INVESTMENTS** | | |
| | Dividends received from subsidiary | – | 7 |

* *Amounts less than R1 million*

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **5. INCOME TAX EXPENSE** | | |
| ***Current tax*** | | |
| Normal tax | – | (2) |
| Current year | – | (1) |
| Prior year underprovision | – | (1) |
| | – | (2) |

South African normal taxation is calculated at 30% (2003: 30%) of the estimated taxable income for the year.

**Tax rate reconciliation**

The charge for the year can be reconciled to the effective rate of taxation in South Africa as follows:

| | % | % |
|---|---|---|
| Tax at standard rate | **30,0** | 30,0 |
| Expenses not deductible for tax purposes | **(30,0)** | 39,0 |
| Income not subject to tax | – | (42,0) |
| Other | – | 12,0 |
| | – | 39,0 |

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **6. INTEREST IN SUBSIDIARIES** | | |
| 525 593 246 shares (100%) in Mobile Telephone Networks Holdings (Proprietary) Limited at cost | **12 599** | 12 540 |
| Loan owing by subsidiary (note 6.1) | **1 520** | 1 515 |
| Net interest in subsidiary | **14 119** | 14 055 |
| 100 shares (100%) in Orbicom (Proprietary) Limited at cost | **1** | 1 |
| Loan owing by subsidiary (note 6.2) | **53** | 48 |
| *Less:* Impairment of loan account | **(26)** | – |
| Net interest in subsidiary | **28** | 49 |
| Total interest in subsidiary companies | **14 147** | 14 104 |

**6.1** This loan account has been subordinated in favour of certain of the Group's lenders.

**6.2** This loan account has been subordinated in favour of all creditors of the subsidiary until such time as its assets, fairly valued, exceed its liabilities. In light of the subsidiary's investment in Ghana which has been fully written-down at year-end, the directors have taken a decision to impair the carrying value of the loan.

# Company
## Notes to the annual financial statements *continued*
*for the year ended 31 March 2004*

| | | 2004 Rm | 2003 Rm |
|---|---|---|---|
| **7.** | **ORIGINATED LOANS** | | |
| | Loans to employee share incentive schemes** | **6** | 7 |
| **8.** | **CASH AND CASH EQUIVALENTS** | | |
| | Cash at bank and on hand | **27** | – |
| | Bank overdraft | **–** | (7) |
| | | **27** | (7) |
| **9.** | **ORDINARY SHARES AND SHARE PREMIUM** | | |
| | **Ordinary share capital** | | |
| | ***Authorised share capital*** | | |
| | 2 500 000 000 ordinary shares of 0,01 cent each | * | * |
| | ***Issued and fully paid-up share capital*** | | |
| | 1 658 802 355 (2003: 1 652 057 646) ordinary shares of 0,01 cent each | * | * |
| | **Share premium** | | |
| | Balance at beginning of the year | **14 090** | 13 942 |
| | Arising on the issue of shares during the year (net of share issue expenses) | **94** | 148 |
| | Balance at end of the year | **14 184** | 14 090 |
| | Total ordinary shares and share premium | **14 184** | 14 090 |
| | The directors are authorised, by resolution of the shareholders and until the forthcoming annual general meeting, to dispose of unissued shares for any purpose and upon such terms and conditions as they see fit. | | |
| **10.** | **TRADE AND OTHER PAYABLES** | | |
| | Sundry creditors | **3** | 7 |
| | Accrued expenses and other payables | **133** | 10 |
| | | **136** | 17 |

* *Amounts less than R1 million*

** *These loans bear interest at a variable rate not less than the "official rate of interest" according to the South African Revenue Service, ranging between 9% and 14,5% per annum (2003: 11,25% and 13,25% per annum).*

| | 2004 Rm | 2003 Rm |
|---|---|---|
| **11. CASH GENERATED FROM (USED IN) OPERATIONS** | | |
| (Loss) Profit before tax | **(26)** | 4 |
| *Adjustments for:* | | |
| Finance cost (note 3) | * | 1 |
| Finance income (note 2) | **(2)** | – |
| Investment income (note 4) | – | (7) |
| Impairment of interest in subsidiary (note 1, 6) | **26** | – |
| | **(2)** | (2) |
| Changes in working capital | **15** | (5) |
| Increase in receivables and prepayments | **(103)** | (18) |
| Increase in trade and other payables | **118** | 13 |
| Cash generated from (used in) operations | **13** | (7) |
| **12. TAX PAID** | | |
| Balance at beginning of year | **(3)** | (1) |
| Amounts charged to income statement | – | (2) |
| Balance at end of year | **(1)** | 3 |
| Total tax paid | **(4)** | – |

**13. CHANGE IN ACCOUNTING POLICY**

With effect from 1 April 2003, the Company has adopted accounting statement AC133. In terms of AC133, retained earnings at 1 April 2003 have been adjusted according to the transitional provisions. Therefore, retained earnings at 1 April 2003 have been decreased by an amount of R4 million in the statement of changes in equity. In terms of AC133, comparative figures have not been restated as a result of the change in accounting policy. The effect of the adoption of AC133 was as follows:

| | Gross Rm | Tax effect Rm | Net Rm |
|---|---|---|---|
| Opening retained earnings – reduction | (4) | – | (4) |
| Current year profits – increase | 1 | – | 1 |

* *Amounts less than R1 million*

# *Interest in major subsidiary companies and joint ventures*

*as at 31 March 2004*

**ANNEXURE 1**

| Subsidiaries and joint ventures in which MTN Group Limited has a direct and indirect interest | Principal activity | Place of incorporation | Issued ordinary share capital | Effective % interest issued ordinary share capital 2004 % | 2003 % | Book value of holding company interest – Shares 2004 | Shares 2003 | Indebtedness 2004 | Indebtedness 2003 |
|---|---|---|---|---|---|---|---|---|---|
| Mobile Telephone Networks Holdings (Proprietary) Limited | Investment holding company | South Africa | 5 | **100** | 100 | **12 599** | 12 540 | **1 520** | 1 515 |
| Mobile Telephone Networks (Proprietary) Limited | Network operator | South Africa | * | **100** | 100 | **–** | – | **–** | – |
| MTN Service Provider (Proprietary) Limited | Service provider | South Africa | * | **100** | 100 | **–** | – | **–** | – |
| MTN International (Proprietary) Limited | Investment holding company | South Africa | * | **100** | 100 | **–** | – | **–** | – |
| MTN International (Mauritius) Limited | Investment holding company | Mauritius | * | **100** | 100 | **–** | – | **–** | – |
| Mobile Telephone Networks Cameroon Limited | Network operator | Cameroon | 2 | **70** | 70 | **–** | – | **–** | – |
| MTN Nigeria Communications Limited | Network operator | Nigeria | * | **75** | 79,5 | **–** | – | **–** | – |
| Mobile Telephone Networks Insurance (Proprietary) Limited | Insurance company | South Africa | * | **100** | 100 | **–** | – | **–** | – |
| M-Tel Insurance (Proprietary) Limited | Insurance company | South Africa | * | **100** | 100 | **–** | – | **–** | – |
| MTN Network Solutions (Proprietary) Limited** | Internet service provider | South Africa | * | **60** | 60 | **–** | – | **–** | – |
| Orbicom (Proprietary) Limited | Satellite telecommunications | South Africa | * | **100** | 100 | **1** | 1 | **27** | 48 |
| MTN RwandaCell S.A.R.L** | Network operator | Rwanda | * | **40** | 31 | **–** | – | **–** | – |
| MTN Uganda Limited** | Network operator | Uganda | * | **52** | 52 | **–** | – | **–** | – |
| Swazi MTN Limited** | Network operator | Swaziland | * | **30** | 30 | **–** | – | **–** | – |

* *Amounts less than R1 million*

** *Joint ventures*

# Interest in associated companies

*as at 31 March 2004*

**ANNEXURE 2**

| Name of associate | Principal activity | Place of incorporation | Financial year end | Effective interest in issued ordinary share capital 2004 % | 2003 % | Group book value of shares 2004 Rm | 2003 Rm | Group loans 2004 Rm | 2003 Rm | Group share of post-acquisition reserves 2004 Rm | 2003 Rm | Directors' valuation 2004 Rm | 2003 Rm |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Cellular Calls (Proprietary) Limited | Cellular dealership | South Africa | 31 Mar | **26** | 26 | * | * | – | – | – | – | * | * |
| Cell Place (Proprietary) Limited | Cellular dealership | South Africa | 31 Mar | **35** | 35 | * | * | – | – | – | – | * | * |
| I-Talk Cellular (Proprietary) Limited | Service provider | South Africa | 28 Feb | **41** | 41 | **4** | 4 | – | 7 | **10** | 8 | **14** | 19 |
| Leaf Wireless (Proprietary) Limited | Cellular dealership | South Africa | 31 Mar | **40** | 36 | **16** | 15 | – | – | * | – | **16** | 15 |
| MTN Publicom Limited | Payphone services | Uganda | 31 Mar | **23** | 23 | * | * | **3** | 3 | **(3)** | (3) | * | * |
| New Bucks Holdings Limited | Internet exchange | South Africa | 30 Jun | **30** | 30 | * | * | **8** | 12 | **(5)** | (7) | **3** | 5 |
| Transaction Management Services Limited | Electronic payments | Ghana | 31 Mar | **36** | 36 | * | 1 | **3** | 3 | **(3)** | (3) | * | 1 |
| MTN Villagephone Limited | Payphone services | Uganda | 31 Mar | **26** | – | * | – | – | – | * | – | * | – |
| Total book value of associated companies | | | | | | **20** | 20 | **14** | 25 | **(1)** | (5) | **33** | 40 |

* *Amounts less than R1 million*

# *Groups' attributable interest in associated companies*

*as at 31 March 2004*

**ANNEXURE 3**

| | Effective interest | | e-Bucks | | i-Talk | | Leaf | | Publicom | | Transaction Management Services | | Villagephone | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2004 Rm** | 2003 Rm | **2004 Rm** | 2003 Rm | **2004 Rm** | 2003 Rm | **2004 Rm** | 2003 Rm | **2004 Rm** | 2003 Rm | **2004 Rm** | 2003 Rm | **2004 Rm** | 2003 Rm |
| **ASSETS AND LIABILITIES** | | | | | | | | | | | | | | |
| Property, plant and equipment | **9** | 6 | **–** | – | **14** | 4 | **4** | 4 | **4** | 6 | **3** | 3 | ***** | – |
| Investments and long-term receivables | **35** | 50 | **118** | 168 | **–** | – | **–** | – | **–** | – | **–** | – | **–** | – |
| Intangible assets | **17** | 17 | **–** | – | **8** | 4 | **34** | 38 | **–** | – | **–** | – | **–** | – |
| Current assets | **67** | 30 | **107** | – | **72** | 63 | **12** | 11 | **1** | 1 | **–** | – | ***** | – |
| **Total assets** | **128** | 103 | **225** | 168 | **94** | 71 | **50** | 53 | **5** | 7 | **3** | 3 | ***** | – |
| Long-term borrowings | **76** | 20 | **228** | 40 | ***** | – | **10** | 12 | **17** | 19 | **–** | – | **–** | – |
| Current liabilities | **39** | 74 | **12** | 151 | **73** | 56 | **2** | 3 | **1** | 1 | **11** | 11 | ***** | – |
| **Total liabilities** | **115** | 94 | **240** | 191 | **73** | 56 | **12** | 15 | **18** | 20 | **11** | 11 | ***** | – |
| **Attributable net asset value** | **13** | 9 | **(15)** | (23) | **21** | 15 | **38** | 38 | **(13)** | (13) | **(8)** | (8) | ***** | – |
| Indebtedness | **18** | 25 | **40** | 40 | **–** | 18 | **–** | – | **13** | 13 | **8** | 8 | **–** | – |
| Impairment | **(4)** | – | **–** | – | **–** | – | **–** | – | **–** | – | **–** | – | **–** | – |
| Goodwill arising on acquisition | **7** | 7 | **–** | – | **–** | – | **–** | – | **–** | – | **–** | – | **–** | – |
| Goodwill amortised | **(1)** | (1) | **–** | – | **–** | – | **–** | – | **–** | – | **–** | – | **–** | – |
| **Book value** | **33** | 40 | **25** | 17 | **21** | 33 | **38** | 38 | ***** | * | **–** | – | ***** | – |
| **INCOME STATEMENT** | | | | | | | | | | | | | | |
| **Revenue** | **153** | 128 | **50** | 30 | **300** | 269 | **35** | 21 | **6** | 7 | ***** | – | ***** | – |
| **Net profit (loss) for the year** | **9** | 1 | **8** | 6 | **19** | 12 | ***** | * | ***** | (2) | ***** | (8) | ***** | – |
| **Dividends** | **(5)** | – | **–** | – | **(13)** | – | **–** | – | **–** | – | **–** | – | **–** | – |

* *Amounts less than R1 million*

MTN Group Limited
Annual Report 2004

## Notice to members



*During the financial year the shareholder composition of the Company changed significantly with the unbundling of Johnnic.*



# *Notice of annual general meeting*

**MTN GROUP LIMITED**
Incorporated in the Republic of South Africa
(Registration number 1994/009584/06)
**("MTN Group"** or **"the Company")**
JSE code: **MTN**
ISIN: **ZAE000042164**

**Notice is hereby given that the 9th annual general meeting of shareholders of the Company will be held at 14th Avenue Campus, Fairlands, Gauteng, on Wednesday, 18 August 2004 at 14:30, for the following purposes:**

**ORDINARY BUSINESS**

1. To receive, consider and adopt the annual financial statements of the Group and the Company for the year ended 31 March 2004 together with the report of the external auditors.
2. To authorise the appointment of directors of the Company referred to in 3. below, by single resolution in terms of the provisions of section 210 of the Companies Act 1973 (Act No 61 of 1973) as amended ("the Companies Act").
3. To re-elect Mr MC Ramaphosa, Ms I Charnley, Mr ZNA Cindi and Ms SN Mabaso as directors who retire by rotation at this meeting in terms of Article 84 of the articles of association and, being eligible, offer themselves for re-election.
4. To elect Mr JHN Strydom as a director of the Company.
5. To transact any other business capable of being transacted at an annual general meeting.

**Details of the directors who retire at this meeting and are offering themselves for re-election are as follows:**

1. MC Ramaphosa – Age: 51
   Appointed: 1 October 2001
   Educational qualifications: BProc, LLD (hc)
   Other directorships: Johnnic Holdings Limited, SAB Miller plc, FirstRand Limited and Macsteel Holdings (Pty) Limited.
   Member: Nominations, Remuneration and Human Resources Committee.
2. I Charnley – Age: 43
   Appointed: 1 August 2001
   Educational qualifications: MAP, CPIR
   Other directorships: Metropolitan Holdings Limited and FirstRand Bank Limited.
3. ZNA Cindi – Age: 53
   Appointed: 22 April 1999
   Other directorships: Community Growth Management Company ("COMANCO"), National Productivity Institute (NPI) and Johnnic Holdings Limited.
   Member: Risk Management and Corporate Governance Committee.
   Mr Cindi is the Chief Executive Officer of the Unity Incorporation (section 21 company)
4. SN Mabaso – Age: 34
   Appointed: 1 July 2002
   Educational qualifications: BCom, CA(SA)
   Member: Audit Committee and Nominations, Remuneration and Human Resources Committee.
   Ms Mabaso is the Chief Financial Officer of Transnet Limited.

**The details of the director offering himself for election are as follows:**

1. JHN Strydom – Age: 65
   Appointed: 11 March 2004
   Educational qualifications: MCom (Acc), CA(SA)
   Directorships: GrowthPoint Properties Limited.
   Mr Strydom is a Commissioner of the Public Investment Commissioners and a Member of the Special Income Tax Court.

## SPECIAL BUSINESS

In addition, shareholders will be requested to consider, and if deemed fit, to pass the following special and ordinary resolutions with or without amendment:

### SPECIAL RESOLUTION NUMBER 1

**Preamble**

For the purposes hereof "Group" shall bear the meaning assigned to it by the Listings Requirements ("JSE listings requirements") of the JSE Securities Exchange South Africa ("JSE"), which defines "Group" as a holding company, not itself being a wholly owned subsidiary, together with all companies being its subsidiaries, if any.

A general repurchase of the Company's shares shall not be effected before the JSE has received written confirmation from the Company's sponsor in respect of the directors' working capital statement.

The Board of Directors of the Company has considered the impact of a repurchase of up to 10% of the Company's shares, which falls within the amount permissible under a general authority in terms of the JSE listings requirements. Although there is currently no intention to repurchase any of the Company's shares, should the opportunity arise and should the directors deem it to be advantageous to the Company to repurchase such shares, it is considered appropriate that the directors be authorised to repurchase the Company's shares. This authority is subject to such repurchase not resulting in:

- the Company and the Group in the ordinary course of business being unable to pay its current debts for a period of 12 (twelve) months after the date of this notice of annual general meeting;
- the liabilities of the Company and the Group exceeding or being equal to the assets of the Company and the Group for a period of 12 (twelve) months after the date of this notice of annual general meeting, calculated in accordance with the accounting policies used in the audited financial statements of the Group for the year ended 31 March 2004;
- the share capital and reserves of the Company and the Group for a period of 12 (twelve) months after the date of the notice of annual general meeting being insufficient for ordinary business purposes; and
- the working capital of the Company and the Group for a period of 12 (twelve) months after the date of this notice of annual general meeting being insufficient for ordinary business purposes.

"RESOLVED THAT the Company, or a subsidiary of the Company, be and is hereby authorised, by way of a general authority, to acquire shares issued by the Company, in terms of sections 85 and 89 of the Companies Act, 1973 (Act 61 of 1973), as amended, and in terms of the JSE listings requirements, being that:

- any such repurchase of shares shall be implemented through the order book operated by the JSE trading system and done without any prior understanding or arrangement between such company and the counter party;
- authorisation thereto is given by the Company's articles of association;
- at any point in time, such company may only appoint one agent to effect any repurchase(s) on its behalf;
- the general authority shall only be valid until the Company's next annual general meeting, provided that notwithstanding anything to the contrary contained in this resolution, shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution number 1;
- when the Company or a subsidiary of the Company has cumulatively repurchased 3% of any class of the Company's shares in issue on the date of passing of this special resolution number 1 ("the initial number"), and for each 3% in aggregate of that class of shares acquired thereafter, in each case in terms of this resolution, an announcement shall be published on SENS and the press as soon as possible and not later than 08:30 on the second business day following the day on which the relevant threshold is reached or exceeded, and the announcement shall comply with the requirements of the JSE listings requirements;
- that all repurchases by the Company of its own shares shall not, in aggregate in any one financial year, exceed 10% of the Company's issued share capital of that class;
- that any repurchase by the Company or a subsidiary of the Company of the Company's own shares, shall only be undertaken if, after such repurchase, the Company still complies with the shareholder spread requirements as contained in the JSE listings requirements;

- that the Company or a subsidiary of the Company may not purchase any of the Company's shares during a prohibited period as defined in the JSE listings requirements;
- no repurchases may be made at a price which is greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction is effected."

For the purpose of considering special resolution number 1 and in compliance with paragraph 11.26 of the JSE listings requirements, the information listed below has been included in the Annual Report in which this notice of Annual General Meeting is included, at the places indicated:

- Directors and management –refer to page 55 of this report;
- Major shareholders – refer to page 55 of this report;
- There have been no material changes in the financial or trading position of the Company and its subsidiaries that have occurred since March 2004.

The reason for and effect of special resolution number 1 is to grant the Company, or a subsidiary of the Company, a general approval in terms of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), for the acquisition of shares of the Company. Such general authority will provide the Board with the flexibility, subject to the requirements of the Act and the JSE, to repurchase shares should it be in the interests of the Company at any time while the general authority exists. This general approval shall be valid until the earlier of the next annual general meeting of the Company, or its variation or revocation of such general authority by special resolution by any subsequent general meeting of the Company, provided that the general authority shall not be extended beyond 15 (fifteen) months from the date of passing this special resolution.

The resolution is required to be passed, on a show of hands, by not less than 75% of the number of shareholders of the Company entitled to vote on a show of hands, at the meeting, who are present in person or by proxy or, where a poll has been demanded, by not less than 75% of the total votes to which the shareholders present in person or by proxy are entitled.

**ORDINARY RESOLUTION NUMBER 1**

"RESOLVED THAT all the unissued ordinary shares of 0,01 cent each in the share capital of the Company (other than those which have specifically been reserved for the Share Incentive Schemes, being 5% of total issued share capital, in terms of ordinary resolutions duly passed at previous annual general meetings of the Company) be and hereby placed at the disposal and under the control of the directors, and that the directors be and are hereby authorised and empowered to allot, issue and otherwise to dispose of such shares to such person or persons on such terms and conditions and at such times as the directors may from time to time at their discretion deem fit, subject to the aggregate number of such ordinary shares able to be allotted, issued and otherwise disposed of in terms of this resolution being limited to 10% of the number of ordinary shares in issue as at 31 March 2004 and subject to the provisions of the Companies Act, 1973 (Act No 61 of 1973), as amended, and the listings requirements of the JSE."

**ORDINARY RESOLUTION NUMBER 2**

"RESOLVED THAT the pre-emptive rights, to which ordinary shareholders may be entitled in terms of the JSE listings requirements to participate in any future issues of equity securities (as defined in the JSE listings requirements) for cash which may be made by the Company subsequent to the date of passing this resolution be and are hereby waived subject to the following conditions:

1. That equity securities or rights that are convertible into equity securities to be issued for cash be of a class already in issue and be issued to public shareholders as defined in the JSE listings requirements and not to related parties;
2. That where the Company, subsequent to the passing of this resolution, issues equity securities representing, on a cumulative basis within a financial year, 5% or more of the total number of equity securities in issue prior to such issue, a press announcement giving full details of the issue, including the average discount to the weighted average traded price of the equity securities over the 30 (thirty) days prior to the date that the price of the issue

was determined or agreed by the directors of the Company, the number of equity securities issued, the effect of the issue on net asset value per share, net tangible asset value per share, headline earnings per share and earnings per share, will be made at the time the said percentage is reached or exceeded;

3. That general issues of equity securities for cash in the aggregate in any one financial year may not exceed 10% of the Company's issued share capital of that class (for the purpose of determining the securities comprising the 10% number in any one year, account shall be taken of the dilution effect, in the year of issue of options/ convertible securities, by including the number of any equity securities which may be issued in future arising out of the issue or exercise of such options/convertible securities);
4. That the maximum discount at which the equity securities will be issued for cash will be 10% of the weighted average traded price of those equity securities measured over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors of the Company and where the equity securities have not traded in such 30 (thirty) business day period, the JSE should be consulted for a ruling; and
5. That the approval for the waiver of the pre-emptive rights will be valid until the earlier of the next annual general meeting of the Company and the expiry of a period of 15 (fifteen) months from the date of passing this resolution."

A 75% majority of the votes cast by the shareholders present or represented by proxy at the annual general meeting will be required to approve this resolution.

**ORDINARY RESOLUTION NUMBER 3**

**Approval of the non-executive directors' fees for the year ending 31 March 2005**

"RESOLVED THAT:

1. the annual remuneration of the directors of the Company be fixed at the rate of R120 000 per annum and that the annual remuneration of the Chairman of the Company be fixed at the rate of R150 000 per annum, with effect from 1 April 2004. In addition to the above, an attendance fee of R25 000 and R50 000 per meeting will be paid to the directors and Chairman of the Company respectively; and
2. the annual remuneration of the following committee members and trustees will be as set out below:

   **Audit Committee**
   Chairman – R10 000
   Attendance per meeting – R10 000
   Member – R7 500
   Attendance per committee meeting – R7 500
   **Risk Management and Corporate Governance Committee**
   Chairman – R10 000
   Attendance per committee meeting – R10 000
   Member – R7 500
   Attendance per committee meeting – R7 500
   **Subsidiary boards: Mobile Telephone Networks Holdings (Proprietary) Limited, MTN International (Proprietary) Limited, Mobile Telephone Networks (Proprietary) Limited and MTN Service Provider (Proprietary) Limited**
   Chairman – R10 000
   Attendance per meeting – R10 000
   Member – R7 500
   Attendance per meeting – R7 500
   **Nominations, Remuneration and Human Resources Committee**
   Chairman – R10 000
   Attendance per committee meeting – R10 000
   Member – R7 500
   Attendance per committee meeting – R7 500

**MTN Share Incentive Trust and MTN Group Share Trust**
Chairmen – R10 000
Trustees – R7 500

**Group Tender Committee**
Chairman – R15 000

3. *Non-executive directors who have to travel abroad on Group business will be paid a daily amount of R12 500.*

**ORDINARY RESOLUTION NUMBER 4**
**Amendments to the MTN Group Share Trust IT8412/95**
"RESOLVED THAT,

1. the entire provisions of clause 1.2.34 of the MTN Group Share Trust be deleted and replaced by the following:
   1.2.34.1 which is a subsidiary of the Company within the meaning of the Act; or
   1.2.34.2 in which MTNH holds equity shares, whether directly or indirectly; or
   1.2.34.3 which the directors, from time to time, declare to be a subsidiary of the Company for the purpose of this deed and the scheme.

**ORDINARY RESOLUTION NUMBER 5**
"RESOLVED THAT any two directors of the Company be and are hereby authorised to do all such things as are necessary and to sign all such documents issued by the Company so as to give effect to special resolution number 1 and ordinary resolution numbers 1, 2, 3, and 4."

***VOTING***
Each shareholder entitled to attend and vote at the above meeting is entitled to appoint one or more proxies (who need not be a shareholder of the Company) to attend, speak and vote in his/her stead.

**PROXIES**
A form of proxy, in which is set out the relevant instructions for its completion, is attached for use by shareholders of the Company who wish to appoint a proxy. The instrument appointing a proxy and the authority, if any, under which it is signed, must be received by the Company or its registrars at the addresses given below, by not later than 14:30 on Monday, 16 August 2004.

All beneficial owners of shares who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those shareholders who have dematerialised their shares in "own name" registrations, and all beneficial owners of shares who hold certificated shares through a nominee, must provide their CSDP, broker or nominee with their voting instructions. Voting instructions must reach the CSDP, broker or nominee in sufficient time and in accordance with the agreement between the beneficial owner, and the CSDP, broker or nominee (as the case may be) to allow the CSDP, broker or nominee to carry out the instructions and lodge the requisite authority by 14:30 on Monday, 16 August 2004.

Should such beneficial owners, however, wish to attend the meeting in person, they may do so by requesting their CSDP, broker or nominee to issue them with appropriate authority in terms of the agreement entered into between the beneficial owner, and the CSDP, broker or nominee (as the case may be).

Shareholders who hold certificated shares in their own name and shareholders who have dematerialised their shares in "own name" registrations, must lodge their completed proxy forms with the Company's registrars or at the registered office of the Company not later than 14:30 on Monday, 16 August 2004.

By order of the Board

MMR Mackintosh
Company Secretary

10 June 2004

**BUSINESS ADDRESS AND REGISTERED OFFICE**
3 Alice Lane
Sandown Extension 38
(Private Bag 9955, Sandton, 2146)

**SOUTH AFRICAN REGISTRARS**
Computershare Investor Services 2004 (Pty) Limited
Registration number 2004/003647/07
70 Marshall Street, Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
Fax number: +27 11 370 5390

**SHAREHOLDER COMMUNICATION**
Computershare Investor Services 2004 (Pty) Limited
Registration number 2004/003647/07
70 Marshall Street, Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
Toll-free: 0800 202 360
Tel: +27 11 373 0036 (if phoning from outside South Africa)

# *Explanatory notes to resolutions for annual general meeting*

For any assistance or information, please phone the MTN Group ShareCare Line on 0800 202 360 or on +27 11 373 0036 if you are phoning from outside South Africa.

**Receipt, consideration and adoption of the Group and Company annual financial statements for the year ended 31 March 2004.**

The directors have to present to shareholders at the annual general meeting the annual financial statements, incorporating the report of the directors, for the year ended 31 March 2004, together with the report of the auditors contained in this annual report.

**Election of directors by a single resolution**
The appointment of two or more directors standing for election or re-election at the annual general meeting may be taken by a single resolution provided a resolution to pass such resolution has first been passed unanimously. This is common corporate practice in South Africa.

**Re-election of directors retiring at the annual general meeting**
In terms of articles 84 and 85 of the Company's articles of association, one third of the directors who have been longest in office since their last election are required to retire at each annual general meeting and may offer themselves for re-election. Biographical details of the retiring directors offering themselves for re-election are given on page 154 of the annual report.

**Confirmation of appointments as directors**
Any person appointed by the Board of Directors to fill a casual vacancy on the Board of Directors, or as an addition thereto, holds office until the next annual general meeting in terms of the Company's articles of association, and is eligible for election at that meeting.

**Placing of unissued ordinary shares under the control of the directors but limited to 10% of shares in issue at 31 March 2004**
and
Ordinary resolution number 1

In terms of sections 221 and 222 of the Companies Act, No 61 of 1973, as amended ("the Companies Act"), the shareholders of the Company have to approve the placement of the unissued shares under the control of the directors.

The existing authority is due to expire at the forthcoming annual general meeting, unless renewed. The authority will be subject to the Companies Act and the listings requirements ("JSE listings requirements") of the JSE Securities Exchange South Africa ("JSE").

The Directors consider it advantageous to renew this authority to enable the Company to take advantage of any business opportunity that may arise in the future.

**Waiving the pre-emptive rights to which shareholders may be entitled for the issue of shares for cash**
and
Ordinary resolution number 2

The pre-emptive rights, to which shareholders are entitled, in terms of the JSE listings requirements to participate in any future issues of new shares for cash which may be made by the Company can be waived subject to certain conditions as set out in ordinary resolution number 2. The existing authority is due to expire at the forthcoming annual general meeting, unless renewed.

The directors consider it advantageous to renew this authority to enable the Company to take advantage of any business opportunity that may arise in the future. It also has to be noted that, in terms of the JSE listings requirements, ordinary resolution number 2 has to be passed by a 75% majority of shareholders present or represented by proxy and entitled to vote at the annual general meeting.

**General authority for the Company and/or a subsidiary to acquire shares in the Company**
and
Special resolution number 1

The reason for and effect of special resolution number 1 is to grant the Company, or a subsidiary of the Company, approval, in terms of the Companies Act and the JSE Listings Requirements, to repurchase the Company's shares should it be in the interests of the Company to do so at any time while the authority exists.

This general approval shall be valid until the earlier of the next annual general meeting of the Company, or its variation or revocation of such general authority by special resolution by any subsequent general meeting of the Company, provided that the general authority shall not be extended beyond 15 (fifteen) months from the date of passing the special resolution.

The resolution is required to be passed, on a show of hands, by not less than 75% of the number of shareholders of the Company entitled to vote on a show of hands at the meeting, who are present in person or by proxy or, where a poll has been demanded, by not less than 75% of the total votes to which the shareholders present in person or by proxy are entitled.

**Remuneration of directors**
and
Ordinary resolution number 3

In terms of article 72(b) of the Company's articles of association, the directors shall be entitled to such remuneration as may be determined in general meeting. Full particulars of all fees and remuneration paid to non-executive directors for the year ended 31 March 2004 are set out in the Directors' report on pages 95 and 96 of the annual report.

**Amendments to the MTN Group Share Trust Deed**
and
Ordinary resolution number 4

The purpose of this ordinary resolution is to amend the Company's MTN Group Share Trust Deed to:

1. delete the entire provisions of clause 1.2.34 and replace it with provisions to make it clear that issues of shares under the Scheme may be made to employees of the non-South African companies in which the Group has a significant investment.

Consequential amendments as a result of the aforesaid amendment and other amendments that do not require authority of the Company in general meeting are contained in copies of the MTN Group Share Trust document which are available for inspection at the Company's registered office during normal business hours up to the date of the annual general meeting and will also be made available at the annual general meeting for perusal by shareholders.

# *Explanatory notes to notice of annual general meeting*

**Voting and proxies**

1. Every holder of shares present in person or by proxy at the meeting, or, in the case of a body corporate represented at the meeting, shall be entitled to one vote on a show of hands and on a poll shall be entitled to one vote for every share held. Duly completed proxy forms or powers of attorney must be lodged with the Company's registrars or at the registered offices of the Company, not less than 48 (forty-eight) hours before the time appointed for holding the meeting. As the meeting is to be held at 14:30 on Wednesday, 18 August 2004, proxy forms or powers of attorney must be lodged on or before 14:30 on Monday, 16 August 2004. The names and addresses of the registrars are given on the back of the proxy forms as well as on page 162 of the annual report.

2. A shareholder (including certificated shareholders and dematerialised shareholders who hold their shares in "own name" registrations) entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy does not have to be a shareholder of the Company. The appointment of a proxy will not preclude the shareholder who appointed that proxy from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any such proxy. A form of proxy for use at the meeting is attached.

3. The attention of shareholders is directed to the additional notes relating to the form of proxy attached.

4. Dematerialised shareholders, other than dematerialised shareholders who hold their shares in "own name" registrations, who wish to attend the annual general meeting, have to contact their Central Securities Depository Participant ("CSDP") or broker who will furnish them with the necessary authority to attend the annual general meeting, or they have to instruct their CSDP or broker as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such shareholder and its CSDP or broker.

# Appendix to the notice of annual general meeting

Important notes about the annual general meeting ("AGM")

**Date:** Wednesday, 18 August 2004, at 14:30.

**Venue:** 14th Avenue Campus, Fairlands, Gauteng.

**Time:** The AGM will start promptly at 14:30.

Shareholders wishing to attend are advised to be in the auditorium by not later than 14:15. Staff will direct shareholders to the venue of the AGM. Refreshments will be served after the meeting.

**Travel information:** The map alongside indicates the location of 14th Avenue Campus.

**Admission:** *Shareholders and others attending the AGM are asked to register at the registration desk in the auditorium reception area at the venue. Shareholders and proxies may be required to provide proof of identity.*

**Security:** *Secured parking is provided at the venue at owners own risk. Mobile telephones should be switched off for the duration of the proceedings.*

**PLEASE NOTE:**

1. **Certificated shareholders and dematerialised shareholders who hold their shares with "own name" registration**
   Shareholders wishing to attend the AGM have to ensure beforehand with the registrars of the Company that their shares are in fact registered in their own names. Should this not be the case and the shares are registered in any other name or in the name of a nominee company, it is incumbent on shareholders attending the meeting to make the necessary arrangements with that party to be able to attend and vote in their personal capacity. The proxy form contains detailed instructions in this regard.

2. **Enquiries**
   Any shareholders having difficulties or queries with regard to the AGM or the above procedures are invited to contact the Company Secretary, Ms M Mackintosh on +27 (0) 11 301 6000 or the ShareCare Line on 0800 202 360 or +27 11 373 0036 if calling from outside South Africa. Calls may be monitored for quality control purposes and customer safety.



North
Constantia Kloof
Constantia Park
Fairland Ext. 3
Hendrik Potgieter
N1 Western Bypass
Golden Gate
MTN
Bayside
William Nicol North
Fourteenth Avenue
80 Roodepoort
14th Ave/M8
Floracliffe
Quellerina

# *Administration*

*as at 31 March 2004*

**COMPANY REGISTRATION NUMBER**
1994/009584/06
JSE code: MTN
ISIN code: ZAE 0000 42164

**BOARD OF DIRECTORS**
MC Ramaphosa (Chairman)
PF Nhleko
DDB Band
SL Botha
I Charnley
ZNA Cindi
RS Dabengwa
PL Heinamann
SN Mabaso
RD Nisbet
JHN Strydom
AF van Biljon
LC Webb (alternate)

**COMPANY SECRETARY**
Ms MMR Mackintosh
3 Alice Lane
Sandown Extension 38
Private Bag 9955, Sandton, 2146

**REGISTERED OFFICE**
3 Alice Lane
Sandown Extension 38
Sandton, 2196

**American Depository Receipt (ADR) programme**
Cusip no 55271U109 ADR to ordinary share 1:1

**Depository: The Bank of New York,**
101 Barclay Street, New York, NY
10286, USA

**CONTACT DETAILS**
Telephone: National 011 301 6000
International +27 11 301 6000
Facsimile: National 011 301 6587
International +27 11 301 6587
E-mail: investor_relations@mtn.co.za
Internet: http:/www.mtngroup.com

**OFFICE OF THE SOUTH AFRICAN REGISTRARS**
Computershare Investor Services 2004 (Pty) Limited
Registration number 2004/003647/07
70 Marshall Street
Marshalltown
Johannesburg, 2001
PO Box 61051, Marshalltown, 2107

**JOINT AUDITORS**
PricewaterhouseCoopers Inc.
2 Eglin Road, Sunninghill, 2157
Private Bag X36, Sunninghill, 2157

SizweNtsaluba VSP Inc
1 Woodmead Drive
Woodmead Estate
Woodmead, 2157
PO Box 2939, Saxonwold, 2132

**SPONSOR**
Merrill Lynch South Africa (Pty) Limited
Registration number 1995/001805/07
(Registered sponsor and member of the JSE
Securities Exchange South Africa)
138 West Street, Sandown, Sandton, 2196
PO Box 5591, Johannesburg, 2000

**ATTORNEYS**
Webber Wentzel Bowens
10 Fricker Road, Illovo Boulevard
Sandton, 2196
PO Box 61771
Marshalltown, 2107

**MTN GROUP SHARECARE LINE**
Computershare Investor Services 2004 (Pty) Limited
Registration number 2004/003647/07
70 Marshall Street
Marshalltown
Johannesburg, 2001
PO Box 61051, Marshalltown, 2107

**Toll-free: 0800 202 360**
**or +27 11 373 0036**
**if phoning from outside South Africa**

# *Shareholders' diary*

| | | |
|---|---|---|
| Annual general meeting | | 18 August 2004 |
| **REPORTS** | | |
| Preliminary announcement of annual financial results | Published | 10 June 2004 |
| Annual financial statements | Posted | 27 July 2004 |
| Interim report for half year to September 2004 | | 18 November 2004 |
| **DIVIDEND** | | |
| Dividend payment | | 5 July 2004 |

Please note that these dates are subject to alteration

# Form of proxy

*Only for use by registered members*

TO BE COMPLETED BY CERTIFICATED SHAREHOLDERS AND DEMATERIALISED SHAREHOLDERS WITH "OWN NAME" REGISTRATION ONLY

**MTN GROUP LIMITED**
(Incorporated in the Republic of South Africa)
(Registration number: 1994/009584/06)
("MTN Group" or "the Company")
JSE code: MTN
ISIN: ZAE 000042164

For use at the annual general meeting to be held on Wednesday, 18 August 2004, at 14th Avenue Campus, Fairlands, Gauteng.

**For assistance in completing the proxy form, please phone the MTN Group ShareCare line on 0800 202 360 or on +27 11 373 0036 if you are phoning from outside South Africa.**

A member entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, vote and speak in his/her stead at the annual general meeting. A proxy need not be a member of the Company.

I/We ______________________________ (name in block letters)

being a member(s) of the Company, and entitled to ______________ votes, do hereby appoint:

______________ of ______________ or failing him/her,

______________ of ______________ or failing him/her,

the Chairman of the annual general meeting, as my/our proxy to represent me/us at the annual general meeting which will be held at 14th Avenue Campus, Fairlands, Gauteng, for the purposes of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against the resolutions and/or abstain from voting in respect of the shares in the issued share capital of the Company registered in my/our name (see note 2 overleaf) as follows:

| Ordinary business | For | Against | Abstain |
|---|---|---|---|
| 1. The adoption of the Group annual financial statements for the year ended 31 March 2004 | | | |
| 2. The appointment of directors referred to below by single resolution | | | |
| 3. The re-election of the following directors: | | | |
| 3.1 MC Ramaphosa | | | |
| 3.2 I Charnley | | | |
| 3.3 ZNA Cindi | | | |
| 3.4 SN Mabaso | | | |
| 4. The election of the following Director | | | |
| 4.1 JHN Strydom | | | |
| **Special business** | | | |
| 5. Special resolution number 1 | | | |
| To approve an authority of the Company and/or a subsidiary of the Company to acquire shares in the Company | | | |
| **Ordinary resolutions** | | | |
| 6.1 **Ordinary resolution number 1** | | | |
| To authorise the directors to allot and issue the unissued ordinary shares of 0,01 cent each up to 10% of issued share capital | | | |
| 6.2 **Ordinary resolution number 2** | | | |
| To waive pre-emptive rights to which shareholders may be entitled for the issue of equity securities for cash | | | |
| 6.3 **Ordinary resolution number 3** | | | |
| To approve the directors' and committee members' annual remuneration effective for the year ending 31 March 2005 | | | |
| 6.4 **Ordinary resolution number 4** | | | |
| To amend the Company's Share Incentive Scheme as indicated | | | |
| 6.5 **Ordinary resolution number 5** | | | |
| To authorise any two Company directors to implement the special and ordinary resolutions | | | |

Mark with "X" whichever is applicable.

Signed at ______________ on ______________ 2004

Signature ______________ of ______________ member(s)

Assisted by (where applicable) ______________ (state capacity and full name)

Completed voting instruction forms should be forwarded to the CSDP or broker through whom the MTN Group shares are held.
This voting instruction form is only for use by members with dematerialised shareholdings via STRATE.

**Please read the notes on the reverse side hereof.**

# Notes to proxy

1. Only shareholders who are registered in the register of the Company under their own name may complete a proxy or alternatively attend the meeting. Beneficial owners who are not the registered holder and who wish to attend the meeting in person, may do so by requesting the registered holder, being their Central Security Depositary Participant ("CSDP"), broker or nominee, to issue them with a letter of representation in terms of the custody agreements entered into with the registered holder. Letters of representation must be lodged with the Company's registrars by no later than 14:30 on Monday, 16 August 2004.
2. *Beneficial owners who are not the registered holder and who do not wish to attend the meeting in person, must* provide the registered holder, being the CSDP, broker or nominee with their voting instruction. The voting instructions must reach the registered holder in sufficient time to allow the registered holder to advise the Company or the Company's registrar of your instructions by no later than 14:30 on Monday, 16 August 2004.
3. A shareholder may insert the name of a proxy or the names of two alternative proxies of his/her choice in the *space/s provided, with or without deleting "the chairman of the general meeting", but any such deletion or* insertion must be initialled by the shareholder. Any insertion or deletion not complying with the aforegoing will be declared not to have been validly effected. The person whose name stands first on the proxy form and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow. In the event that no names are indicated, the proxy shall be exercised by the chairman of the general meeting.
4. *A shareholder's instructions to the proxy must be indicated by the insertion of an "X" or the relevant number of* votes exercisable by that shareholder in the appropriate box provided. An "X" in the appropriate box indicates the maximum number of votes exercisable by that shareholder. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast and in respect of which abstention is recorded, may not exceed the maximum number of votes exercisable by the shareholder or by his/her proxy.
5. To be effective, completed proxy forms must be lodged with the Company's South African registrars in Johannesburg not less than 48 hours before the time appointed for the holding of the meeting. As the meeting is to be held at 14:30 on Wednesday, 18 August 2004, proxy forms must be lodged on or before 14:30 on Monday, 16 August 2004.
6. The completion and lodging of this proxy form will not preclude the relevant shareholder from attending the annual general meeting and speaking and voting in person thereat instead of any proxy appointed in terms hereof.
7. The chairman of the general meeting may reject or accept any proxy form which is completed and/or received other than in compliance with these notes.
8. Any alteration to this proxy form, other than a deletion of alternatives, must be initialled by the signatories.
9. Documentary evidence establishing the authority of a person signing this proxy form in a representative or other legal capacity must be attached to this proxy form unless previously recorded by the Company or the registrars or waived by the chairperson of the annual general meeting.
10. Where there are joint holders of shares:

10.1 any one holder may sign the proxy form; and

10.2 the vote of the senior shareholder (for that purpose seniority will be determined by the order in which the names of the shareholders appear in the Company's register) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint shareholders.

**OFFICE OF THE SOUTH AFRICAN REGISTRARS**
Computershare Investor Services 2004 (Pty) Limited
Registration number 2004/003647/07
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)
Fax number: +27 11 370 5390

Shareholders are encouraged to make use of the **toll-free ShareCare line** for assistance in completing the proxy form and any other queries.

**If you have any questions regarding the contents of this report, please call the MTN Group toll-free ShareCare line on**

**0800 202 360**

(or +27 11 373 0036 if phoning from outside South Africa)

**Computershare**

Please note that your call will be recorded for customer safety

GRAPHICOR 30861

www.mtngroup.com



# MTN Group Limited
# Sustainability Report 2004

# MTN Group Limited
# Sustainability Report 2004

## MTN at a glance

*MTN Group Limited is a leading provider of communications services, offering cellular network access and business solutions in Africa. The Group is listed on the JSE Securities Exchange South Africa (JSE) under the Industrial – Non-cyclical services – Telecommunications sector.*

*As at 31 March 2004, the Group employed 6 063 staff, generated R23,9 billion in revenue and had 9,5 million subscribers across six cellular network operations.*

*The Group's vision is to be the leading provider of communication services.*

## Contents



**Front Cover** *Kyle Monkman celebrates his goal at the MTN Uganda sponsored Totos League in Kampala*

**www.mtngroup.com**



*MTN Rwanda and its services have become visibly integrated into Rwandan society and the economy.*

# About MTN's 2004 Sustainability Report

This report describes the economic, environmental and social performance of the MTN Group for the financial year ended 31 March 2004. This is the Group's second full sustainable development report, which details quantitative data on the Group's sustainability performance.

A key feature of this report is the process of dialogue that was entered into with different stakeholders across the range of the Group's activities throughout all the regions in which we provide cellular telephony. In addition to responding to the issues identified by our stakeholders – these are listed in the section starting on page 12 – the report has also been guided by the criteria contained in the 2002 Sustainability Reporting Guidelines of the Global Reporting Initiative, the King Report on Corporate Governance 2002 and the JSE Socially Responsible Investment Index.

We strongly encourage you to give feedback on this report, as well on the process that was adopted in developing it. Please use the feedback form and reply paid envelope at the back of the report for this purpose. For further information on the report, please contact:

**MTN Group**

| | |
|---|---|
| Head office: | 3 Alice Lane, Sandown Ext 38, Sandton 2146, South Africa |
| Telephone: | (+27 11) 301 6000 |
| Telefax: | (+27 11) 301 6516 |
| E-mail address: | sustainability@mtn.co.za |
| Website: | www.mtngroup.com |

# Message from the Group Chief Executive Officer

It is my pleasure to present the MTN Group's second comprehensive Sustainability Report. As a relatively young telecommunications company, we are proud of our acceptance onto the JSE Socially Responsible Investment ("SRI") Index in May 2004, and we continue to aim high in our quest to achieve sustainability.

In this report we present a comprehensive review of our activities, providing quantitative and qualitative data on the Group's economic, social and environmental performance for the year ended 31 March 2004. We reflect on the progress that we have made against the commitments stated in the previous report, and we look ahead to the challenges and objectives of the next financial year.

Engaging with our stakeholders is a critical aspect of preparing this Sustainability Report. This process of engagement provides us with a valuable insight into stakeholder perceptions and expectations regarding our performance, as well as giving guidance on the issues they would like us to report on. Our Sustainability Report strives to maintain a balance between these identified interests, the guidelines of the Global Reporting Initiative ("GRI ™"), and our business imperatives, with the aim of ensuring that what we report on is material to our business. The report also draws on criteria contained in South Africa's King Report on Corporate Governance 2002 ("King II"), as well as in the JSE SRI Index.

The Group enhanced its profitability during this financial year, against a backdrop of challenging circumstances. The steady strengthening of the South African rand ("rand") masked to a certain extent the strong performance of our non-South African operations. As anticipated, the increasing competition in several markets in which we operate and the natural process of maturing markets, is impacting on our business growth.

Our earnings are diversifying rapidly, with over 50% of the Group's profit after tax generated outside South Africa, and over two-fifths of our staff being non-South African. This presents us with unique opportunities – as well as important responsibilities – for promoting sustainable development. The provision of information and communication technologies forms a critical component of the socio-economic development of the African continent and has been identified as one of the six sector priorities of the New Partnership for Africa's Development ("NEPAD") initiative.

The MTN Group is strongly committed to NEPAD's vision of an African Renaissance and is making an important contribution towards the achievement of

## *Recognition for MTN's performance*

*ICSA and JSE ranked MTN Group annual report best in category and first MTN Group Sustainability Report best overall (November 2003)*

*MTN South Africa was ranked sixth in the Financial Mail Best Company to Work For Survey (June 2003)*

*MTN Foundation won Arts and Culture Trust Organisation of the Year in Support of Developmental Arts and Culture (September 2003) and Business Art South Africa Award (May 2004) for its Rorke's Drift art exhibition* this vision by providing accessible communication services. Furthermore, we are careful to invest in a manner that takes into account the expectations of our stakeholders and contributes appropriately to the social, economic and environmental sustainability of the communities we serve. We are pleased to announce that MTN is in the process of establishing foundations in all its operations, with each operation committing up to one percent of profit after tax ("PAT") towards corporate social investment ("CSI") projects.

We are satisfied with the groundwork we have laid this year for developing a rigorous sustainability performance framework, though we recognise there are several stages ahead and years of committed effort if we are to achieve our goals. During the year, we restructured the Group to ensure closer contact between our various operations and to clarify reporting lines. Across our operations we aligned our policies and introduced standardised supportive management systems to encourage the development of a cross-cultural, seamless environment, with shared information and knowledge throughout the Group, as well as a uniform brand identity.

Sustainable development at MTN will be driven by our risk management division which, together with our corporate affairs division, will ensure that our commitments are met. The MTN Group is an ambitious business, and has exceeded expectations of success throughout its ten years of existence. The concept of sustainable development was introduced into the core business strategy three years ago, and we aim to achieve most of our sustainability goals within the next three to five years, and look forward to reporting on our progress.

Your comments on this report, as well as on our sustainability performance more generally, are important to us. I encourage you to share with us your views on this report, and your thoughts on how we may improve our sustainability performance.

I look forward to hearing from you.



Phuthuma Nhleko
Group Chief Executive Officer

*MTN South Africa won four Raptor Awards, including overall top award and a Grand Raptor for ICC Cricket World Cup sponsorship (October 2003)*

*South African Top Companies Global Awards, sponsored by PwC and Business Report, positioned MTN fourth in Africa, and 13th globally (October 2003)*

*The Banker Magazine (UK) Company of the Year Award in the South Africa category, sponsored by the Financial Times Group magazine (November 2003)*

*... third mos ...*

# Progress against previously stated commitments for sustainable development

*In our 2003 sustainable development report, we committed ourselves to:*

| Commitments | Performance |
|---|---|
| • *Developing specific sustainability objectives and targets for the MTN Group* | • *Sustainability objectives and targets are being incorporated in our business plan, and will be significantly developed now that reporting systems are standardised across the operations. A key target that we have set is that each operation will commit up to 1% of profit after tax towards corporate social investment projects. We anticipate that in future, information on the triple-bottom line dimensions of our business will be recorded electronically and made more readily accessible throughout the Group.* |
| • *Defining key performance indicators based on these objectives and targets* | • *The correlation between key performance indicators and sustainability targets and objectives will be further developed and formalised at all levels across the Group.* |
| • *Implementing internal monitoring and reporting processes against these indicators* | • *Internal monitoring and reporting processes have been a focus area of development this last year, as an essential grounding for sustainability performance management. These will be further refined as the key performance indicators and sustainability targets and objectives are developed.* |
| • *Ensuring clearly defined lines of responsibility up to Board level for sustainability performance issues* | • *The Risk Management and Corporate Governance Committee is broadly accountable for sustainability issues within the Group. The executive officer for networks in each operation is responsible for environmental performance, and the executive officer for human resources is the accounting officer for health and safety. We aim to further develop senior management accountability for sustainability performance throughout the Group led by the Risk Management division.* |
| • *Continuing to report publicly on our sustainability performance, with consideration for the views of stakeholders* | • *This report is an important vehicle for communicating with stakeholders on recent sustainability developments. Dialogue with certain stakeholder groups has improved, and we are generally encouraged by the feedback that we received during the stakeholder process undertaken as part of this reporting process. We recognise, however, that there is scope for further communication with our subscribers and the broader communities in which we operate.* |

# *Understanding sustainable development at MTN*

The Group places sustainable development at the core of company practice for sound social and business reasons. We believe that effective and proactive management of such issues helps enhance the Group's reputation in the market place, opens up exciting new business opportunities, and reduces the potential for future liabilities. This commitment to sustainability reflects our goal of excellence in all our operations and activities, and is fully compatible with the Group's goals of achieving profitability and sustained growth.

## Committed to corporate citizenship

Each of our operations faces different economic, social and regulatory requirements that require tailored responses. Recognising these varying challenges, the Group is continuing to:

- play an important role in the telecommunications revolution that has positioned South Africa as a technology leader on the African continent;
- invest in Africa, developing new growth engines to fuel the next phase of Group development and diversifying its revenue sources;
- support the African Union's vision of continental renewal through the NEPAD initiative;
- promote corporate practices that adhere to the highest ethical standards of corporate governance and are environmentally and socially responsible; and
- maintain dialogue with shareholders.

## Understanding sustainable development for MTN

For MTN, sustainable development is about:

- promoting ethical responsibility and sound corporate governance practices;
- providing a safe working environment in which the health of employees is protected and their opportunities for self-development are enhanced;
- promoting cultural diversity and equity in the workplace;
- minimising adverse environmental impacts; and
- providing opportunities for social and economic development within the communities in which we operate.

A critical component of our understanding of sustainable development is our commitment to identifying and being responsive to the needs and expectations of our stakeholders. The process of stakeholder engagement that we have adopted in compiling this report – and our previous Sustainability Report – has formed an important part of this commitment. The preparation of this report has brought to light important areas for improvement, but has also highlighted our many successes in the process of sustainable development.

As outlined throughout this report, we have made valuable progress over the last year along the road to achieving a truly sustainable business model, addressing the varying needs specific to the countries in which we operate. We have aligned our Group for better interconnection between our operations with aligned policies and systems, and we have re-emphasised our commitment to a consolidated, groupwide corporate social investment programme.

We strive to establish mutually beneficial relationships with all stakeholders and the communities within which we operate. In doing so, we can participate in their sustainable development and they in ours. We believe that sustainable development is achieved through competition and open markets, which encourage efficiency and innovation – both key factors in sustainable economic growth. The development of our systems and operations is dedicated to these pursuits.

# Executive summary

## Sustainable development

- The MTN Group aims to be the leading provider of telecommunications services, and is committed to contributing to the economic, social and environmental sustainability of the communities in which it operates.
- During the review period, the MTN Group has taken important steps towards achieving its sustainability objectives. MTN has gained a clearer understanding of the challenges ahead, as well as how to overcome these. The Group aims to achieve its desired sustainability goals within three to five years.
- There is scope within the Group to develop overarching sustainability initiatives across the businesses.
- The Risk Management and Corporate Governance Committee has assumed accountability for sustainability within the Group.

## Stakeholder dialogue

- The interests of all our stakeholders are integrated as far as possible into the business operation. In preparing this report, we engaged with representatives of all our key stakeholder groups in the regions in which we operate. A description of the issues raised during this process is provided under each operation.
- During the reporting period, we engaged in more regular and constructive dialogue with regulatory bodies and governments. We aim to further increase communication with subscribers and broader communities, and to develop the corporate affairs function in several of our operations.

## Corporate governance

- The MTN Group fully endorses King II. The company is committed to complying in all material respects with the sentiments and provisions contained in this code.
- The MTN Group has a unitary Board with a non-executive director as Chairman. The roles of Chairman and Group Chief Executive Officer ("CEO") are separate with duties segregated.
- There are five Board committees, each with specific responsibilities and defined terms of reference. A brief description of each committee is provided on pages 62 to 66 of the Business Report. During the last year:
  - A Board Charter has been adopted which provides a clear understanding of the duties, responsibilities and liability of directors
  - A Group Tender Committee was appointed in April 2004 to adjudicate on Group wide tenders
  - A Code of Ethics has been approved by the board of directors. The code aims to ensure the highest standards of ethical behaviour throughout the Group.

## Economic performance

- Positive performance was achieved against almost all the Group's set objectives, with significant increases in revenue (23%), earnings before interest, taxes, depreciation and amortisation ("EBITDA") (44%) and adjusted headline earnings per share ("HEPS") (77%).
- The international operations performed well in local currency terms, however, the strengthening of the rand did dilute this performance when converted into rand on consolidation. Interconnect and the regulatory environment continue to be closely monitored in these operations.
- It is expected that the growth of the Group's existing operations will slow down over time as a result of maturing markets.
- Whilst MTN Nigeria continues to exceed initial growth expectations, the operation remains under considerable pressure to maintain rapid network expansion throughout the country.
- Our activities continued to make a positive contribution to the local and regional economies in which we operate, through employment creation, local empowerment, the provision of telecommunications services, and the payment of taxes.

## Social performance – the workplace

- Internal systems have been developed in the last year aimed at improving performance management, the collection and accessibility of data, and sharing of knowledge throughout the Group.
- The percentage of staff turnover has dropped year-on-year from 10,6% to 7,6%, which is within the Group's target rate. This improvement is attributed largely to a more rigorous approach to retaining and developing quality staff. During the year, the Group's average spend on training was 3% of payroll.
- Internal HIV/AIDS awareness-raising and preventative measures are ongoing in all our operations, albeit to a differing extent. The Group's HIV/AIDS policy has been implemented in several of the operations and is being suitably "localised" for implementation in the remaining operations.
- Clear guidelines, supported by thorough internal auditing procedures, have been laid down to reinforce the Group's policy of zero tolerance towards fraud, corruption and related issues throughout the Group.

## Social performance – society

- Procurement practices in all operations are now being reviewed by the Group's procurement function. The development is also an economic efficiency initiative. Black Economic Empowerment ("BEE") expenditure by MTN South Africa during the reporting period was R647 million, compared with R500 million the previous year.
- Recognising the socio-economic benefits of bridging the digital divide in Africa, the Group continues to improve access to telecommunication services in the regions in which it operates. Installing community payphones in under-serviced areas is an important requirement of some of our licence agreements and, in most cases, we have exceeded our obligation. The progressive roll-out of hundreds of village community phone bureaus in our Rwanda, Uganda and Nigeria operations is significantly boosting access to telecommunications in these rural communities.
- In recognition of its commitment to investing in the continent, the Group will establish an MTN Foundation (a separate division for corporate social investment) in each of its operations. Each operating company will commit up to one percent of PAT towards corporate social investment projects.
- During the reporting period, the total MTN Group Corporate Social Investment ("CSI") spend was R58,8 million.

## Environmental performance

- Base station sites are designed and installed according to detailed environmental procedures, and are monitored and managed in accordance with internationally approved guidelines aimed at preventing any potential health effects associated with exposure to radio-frequency emissions.
- MTN Group environmental policies have been adopted by all operations and a generic environmental management system ("EMS") implemented throughout the Group.
- Developments in the last year to minimise environmental impact included the introduction of biodegradable recharge vouchers in all our operations, and the environmentally-benign disposal of waste oil and filters from base stations.
- Operational risk assessments at all base station sites reflect a consistent improvement in performance in all operations, and compare favourably with international industry standards.
- The executive officer for networks in each operation is responsible for environmental performance as well as health and safety issues. MTN recognises that there is scope for developing senior management accountability for environmental performance throughout the Group.
- During the reporting period, no prosecutions were brought against the Group for the contravention of any environmental laws, and no fines were paid.

# Glossary of terms and acronyms

| | |
|---|---|
| AIDS | Acquired Immune Deficiency Syndrome |
| ARPU | Average revenue per user |
| BASA | Business Day's Business and Arts Awards |
| BEE | Black Economic Empowerment |
| BSC | Base station controller |
| BTS | Base transreceiver station |
| Capable subscribers | Subscribers who have been active within a three-month period |
| CEO | Chief Executive Officer |
| CPI | Consumer Price Index |
| CSI | Corporate Social Investment |
| CRM | Customer relationship management |
| CSR | Corporate Social Responsibility |
| EBITDA | Earnings before interest, taxes, depreciation and amortisation |
| EE | Employment equity |
| EMF | Electromagnetic frequency |
| EMP | Environmental management programme |
| EMS | Environmental management system |
| EIA | Environmental impact assessment |
| FECAFOOT | Cameroon Football Federation |
| GAAP | Generally Accepted Accounting Practice |
| GDP | Gross domestic product |
| GPRS | General Packet Radio Service |
| GSM | Global System for Mobile Communications |
| GRI ™ | The Global Reporting Initiative |
| HEPS | Headline earnings per share |
| HIV | Human Immunodeficiency Virus |
| HSCSD | High speed circuit switched data |
| IAS | International Accounting Standards |
| ICASA | Independent Communications Authority of South Africa |
| ICSA | Institute of Chartered Secretaries and Administrators |
| ICNIRP | International Commission for Non-ionising Radiation Protection |
| ICT | Information and communication technology |
| IP | Internet protocol |
| ISETT | Information Systems, Electronics and Telecommunications Technologies |
| ISO | International Organisation for Standardisation |
| IT | Information technology |
| ITU | International Telecommunications Union |
| JSE | JSE Securities Exchange South Africa |
| JSE SRI Index | JSE Socially Responsible Investment Index |
| King II | King Report on Corporate Governance 2002 |
| MIS | Management information system |
| MTN Cameroon | Mobile Telephone Networks Cameroon Limited |
| MTN Network Operator | Mobile Telephone Networks (Proprietary) Limited |
| MTN Nigeria | MTN Nigeria Communications Limited |
| MTN Rwanda | Rwandacell S.A.R.L |
| MTN Service Provider | MTN Service Provider (Proprietary) Limited |
| MTN Swaziland | Swazi MTN Limited |
| MTN Uganda | MTN Uganda Limited |
| MOU | Minutes of use |
| NEPAD | New Partnership for Africa's Development |
| NCC | Nigerian Communication Commission |
| NGO | Non-governmental organisation |
| PAT | Profit after tax |
| PAYE | Pay as you earn |
| Post-paid | Subscribers who have a contract |
| Pre-paid | Subscribers without a contract who purchase pre-paid vouchers |
| Rand | South African rand |
| RCMP | Risk control management process |
| RF | Radio-frequency |
| SETA | Sector Education and Training Authority |
| SHE | Safety, Health and Environment |
| SIM | Subscriber identity module controlling access to GSM network |
| SME | Small medium enterprise |
| SMS | Short message service |
| SNO | Second National Operator |
| SRI | Socially Responsible Investment Index |
| Total energy used | Energy from electricity purchased plus energy from fossil fuels consumed |
| UNEMA | Uganda National Environmental Management Act |
| VAS | Value added services |
| VAT | Value added tax |
| VPN | Virtual private network |
| WAP | Wireless application protocol |
| WHO | World Health Organisation |

# MTN Group Limited
# Sustainability Report 2004

## Stakeholder engagement



For MTN sustainable development is about:

- promoting ethical responsibility and sound corporate governance practices;
- providing a safe working environment in which the health of employees is protected and their opportunities for self-development are enhanced;
- promoting cultural diversity and equity in the workplace;
- minimising adverse environmental impacts; and
- providing opportunities for social and economic development within the communities in which we operate.



South Africa, Limpopo. [illegible] High School's partnership with MTN will see a number of schoolchildren, teachers and members of the community sign up for computer literacy classes in the coming year.

# Stakeholder engagement *continued*

## Managing stakeholder relations at MTN

During the year, our discourse with regulatory, government and industry bodies has improved. Through our corporate social investment initiatives, we have been able to improve our interface with a growing number of communities, and have consolidated excellent partnerships for our social investment programmes. The Group's operations in South Africa, Cameroon and Nigeria have structured programmes in place to address stakeholder concerns. MTN recognises that there is scope for further communication with its subscribers and with the broader communities in all its operations. The Group will be augmenting the corporate affairs function in each operation to ensure that it is sufficiently developed as a channel for effective communication with media groups and stakeholders.

We maintain that what is not measured cannot be managed. We therefore conduct an annual independent corporate reputation audit throughout the MTN Group, to objectively measure stakeholder perceptions (see page 12 and 13).

## Consulting our stakeholders

### Employees

These include all those who work for us on a full-time or part-time basis. At the end of the reporting period, the MTN Group had over 6 000 employees.

## Regulators

This refers to the independent public regulatory agencies responsible for administering our licence conditions in our countries of operation.

## Communities, public interest groups and the media

The communities in which we operate and the relevant public interest groups and media bodies that maintain an interest in our operations and activities.

## Shareholders

These include our strategic as well as institutional shareholders based in South Africa and internationally. In addition to these principal shareholders, there are distinct locally-based shareholders for each of the operations where we do not own 100% of the operations and/or where we have entered into joint ventures.

## Government

These include the executive, legislative and public administrative agencies with whom we have dealings in each of the countries in which we operate.

## Customers

We have more than 9,5 million subscribers who rely on our services throughout Africa, and internationally through our roaming facilities.

## Business partners

These include all our suppliers and contractors, the business sectoral associations with whom we work, as well as the various competitors in each country.

# Stakeholder engagement *continued*

## Identifying stakeholder interests

*Each MTN operation identified between 15 and 30 individuals or groups of people to be formally interviewed by an external team in the presence of an MTN representative. Stakeholders were asked to comment candidly on MTN and its activities, examining such issues as company reputation, long-term commitment to the country, corporate citizenship and socio-economic impact. Stakeholders were asked to identify those sustainability issues associated with the Group's activities that are of greatest interest to them and that they would like us to report on.*

In addition, informal interviews were conducted in each country with between 30 and 50 individuals, typically in market areas, shops, on sidewalks and in rural areas. Interviewees who owned a cellphone were asked which service provider they were connected to, and to comment on the quality of service. All interviewees were asked to comment on MTN's reputation, the company's effectiveness as a corporate citizen, and how it could improve its performance.

The key interests raised by these stakeholders during this process are summarised in the detailed stakeholder text boxes.

### Employees

- Policies to prevent fraud and corruption
- Activities to standardise procedures throughout the Group
- Future plans regarding the management of tariffs
- Employee career development and job security
- Plans to improve customer service
- Promotion of ethnic diversity
- Policies and practices on HIV/AIDS
- Policies to ensure staff retention
- Recycling initiatives

### Customers

- Plans to reduce tariffs
- Plans to improve quality and reliability of the networks
- MTN expansion in Africa
- Support for local suppliers
- Social investment activities, notably HIV/AIDS awareness, and education
- Employment of local nationals
- Evidence of commitment to long-term investment in the country

## Regulators

- Reporting against GRI criteria and details of sustainability objectives and targets
- Structure and composition of Board and Board representation for sustainability
- Stakeholder engagement process
- Policy on executive remuneration
- MTN's financial performance
- Activities to alleviate poverty and promote employment generation, especially amongst women
- Provision for local empowerment and SMEs in procurement
- Nature of activities for promoting education, particularly in science and mathematics
- Plans for sharing masts with competitors, particularly in sensitive areas

## Government officials

- Nature of the Board, its activities and accountability for sustainability
- Addressing HIV/AIDS in the workplace
- Activities to alleviate poverty and promote employment generation especially amongst women
- Providing training in the ICT sector
- Replacing expatriates with local people
- Efficiency initiatives and recycling activities
- Management of electronic waste and recycling initiatives

## Shareholders

- Activities for ensuring sound corporate governance
- Policies and procedures for preventing fraud and corruption
- Performance against GRI criteria
- Customer satisfaction measures
- Comparison of tariff structures with other emerging markets
- Nature of staff shareholder schemes
- Performance against employment equity targets, and BEE activities
- Management of possible health impact of radio-frequency
- Activities to foster ethical values amongst workforce
- Corporate social investment programme activities
- Level of sponsorship to address HIV/AIDS

## Community stakeholders, special interest groups and media

- Executive remuneration and bonuses
- Plans to reduce tariffs
- Policies against bribery and corruption
- Corporate governance structures and policies
- Contribution to NEPAD
- Activities for employees, families and external communities relating to HIV/AIDS
- Expansion into rural areas
- Health and safety in the workplace
- Social protection plans for employees
- Corporate social investment initiatives
- Partnerships with NGOs for socio-economic development projects
- Plans to improve customer service

# Stakeholder engagement *continued*

## Corporate reputation audit

MTN annually commissions a reputation audit throughout the Group to gain insight into stakeholder perceptions and to enable an effective response to such perceptions.

A key focus of the exercise is to identify and assess those areas of interaction that influence MTN's reputation, examining issues such as industry leadership, product/service quality, employee relationships, management quality, social performance, and community involvement activities. The four main objectives of the audit are to assess the reputation of MTN, determine how reputation influences behavioural support among stakeholders, understand what drives stakeholders' perceptions of MTN, and assess the effectiveness of MTN's communication activities. The audit also provides valuable insight into how perceptions of the Group's activities compare with those of other local and international companies, including telecommunications operators.

Stakeholder groups involved include government and regulatory bodies, investors, suppliers, fund managers and analysts, NGOs, the media, other companies, customers and employees. In the 2003 – 2004 audit, non-customers of MTN were included to identify any reputational issues that could impact on the Group in future. The sample group for the audit increased from almost 2 000 in the first year to over 2 500 in the 2003 – 2004 financial year. The interviews were conducted in October with individuals from South Africa, Nigeria, Cameroon, Uganda, Rwanda and Swaziland.

A year-on-year comparison between the current and prior financial year's results provides critical insight into where our performance is improving or slipping. The research findings are closely examined by the CEOs of each operation, and play an important role in determining key personal indicators in employee assessments. The Board has set a target for each operation to improve its indicators by two percent in the corporate reputation audit index, every year.



*Stakeholders forum held at Muson Centre, Lagos in March 2004.*

# Corporate governance and risk management

The MTN Group fully endorses King II, and affirms its commitment to comply in all material respects with the principles contained in that code. This commitment is reflected in Group practices relating to transparent reporting on its financial and sustainability performance, as well as in its management structures and procedures.

The following section provides a summary of pertinent corporate governance activities within the MTN Group. A more detailed account of the Group's corporate governance philosophy, the composition of the Board of Directors, Board structures and risk management activities, is available in the corporate governance and risk management report in MTN's complementary business report, available electronically at www.mtngroup.com.

## Risk management

The Group recognises that effective risk management is essential to generating sustainable shareholder value and to enhancing stakeholder interests. The Group is thus committed to identifying, evaluating, managing and monitoring all material forms of risk exposure across its operations, with the aim of maximising long-term shareholder value, protecting employees, stakeholders and Group assets, minimising impacts on the natural environment and enhancing the Group's reputation.

In line with the Group's drive to align structures across its operations, steps have been taken during the reporting period to integrate a standard risk management practice throughout the Group, with the aim of making the process more effective and sustainable. This will ensure that risks are identified and addressed at the appropriate level, and that mitigation strategies are followed. The drive is for each division to examine all relevant risks and to identify which risks can be managed within the company, and which are strategic risks to be reported to the Group structure. It is anticipated that strategic level risk management procedures will be in place throughout the Group by July 2004, and that the Group will be able to extend the process to business level risk management by the middle of 2005. This development will ensure more consolidated internal monitoring and reporting practices relating to health, safety and environmental risk management.

## Code of Ethics

The MTN Group Board has approved a Code of Ethics that promotes the highest standards of ethical behaviour among directors, management and employees. The Code provides a clear guide to the conduct expected of all MTN Group representatives, including reference to compliance with laws and regulations, relationships with clients, suppliers and customers, and the declaration of gifts. The Code provides a clear definition of what constitutes unacceptable behaviour.

## Prevention of fraud and corruption

The Group takes an unequivocal position against fraud and corruption throughout all its operations. Clear guidelines have been laid down on this issue, and any breach is treated as a dismissible offence. Group policies are supported by internal auditing procedures, as well as by facilities enabling employees to disclose malpractices.

# Corporate governance and risk management *continued*

## Political support

The Group encourages the personal participation of its employees in democratic electoral processes and respects their right to absolute privacy in their personal political activity. In accordance with our commitment to upholding good corporate governance practices, we are happy to disclose that we made donations to the value of R6,2 million to political parties represented in the South African Parliament during the 2004 election campaign. These payments were made in support of democratic consolidation.

## *MTN Group Code of Ethics*

*The Group's philosophy is to conduct its affairs with uncompromising honesty, integrity, diligence and professionalism and to be recognised for these qualities by all its stakeholders. The MTN Group Code of Ethics ("the Code") is intended to raise and maintain ethical awareness and to act as a guide to staff in all facets of their decision-making. It contains ethical guidelines for everyday events that occur in business. The moral guidelines and essential principles as contained in the Code apply equally to all those who form part of and interact with the Group. A few of the major issues addressed by the Code are listed below.*

- *The Code provides guidance on a range of conflicts of interests, such as outside activities, employment and directorships, relationships with clients, customers and suppliers, giving or receiving gifts, hospitality and favours as well as personal investments.*
- *The Group's employment equity policy is described in the Code as a system of opportunity for all that seeks to identify, develop and reward each employee who demonstrates the qualities of individual initiative, enterprise, hard work and loyalty in their job. It is a policy that emphasises opportunity for all rather than preference for some.*
- *The Code also commits the Group to developing operating policies to address the environmental impact of its business activities by integrating pollution control, waste management and rehabilitation activities into operating procedures.*
- *In terms of political support, the Code states that the Group encourages the personal participation of its employees in the political process and respects their right to absolute privacy with regard to personal political activity. The Group will not attempt to influence any such activity provided there is no disruption to workplace activities and it does not contribute to industrial unrest.*
- *The Code also addresses proper use of the Group's funds and property, records, dealings with outside persons and organisations, as well as privacy and confidentiality.*
- *It is stated clearly that contravention of the Code may result in disciplinary action, including the termination of employment. Certain breaches of the Code could also result in civil or criminal proceedings.*

# MTN Group Limited
# Sustainability Report 2004

## Performance review



*This section of the report reviews the Group's sustainability performance – economic, social and environmental.*



*MTN SA, Innovation Centre work space.*

# Economic performance

As a leading provider of cellular telecommunications – one of the fastest growing industry sectors – the MTN Group has assumed a prominent role as an engine for economic growth in thousands of communities on the continent. An assessment of the economic dimension of the MTN Group's corporate sustainability performance includes an appraisal of the company's financial performance, as well as a consideration of the broader economic impacts – positive and negative, direct and indirect – that its activities have on the full range of stakeholders and on the economic systems in which it operates.

## Financial highlights

During the review period, the Group continued to demonstrate positive performance against most of its set objectives and targets. The following performance highlights were achieved during the 2004 financial year:

- Group revenue increase of 23% to R23,9 billion
- Total subscriber base of 9,5 million, up by 42% since 31 March 2003
- 77% increase in adjusted headline earnings per share
- EBITDA increase of 44% to R9,0 billion
- PAT of R4,3 billion
- R5 billion invested in capital expenditure programme

## Maintaining sustainable business growth

As a business, the MTN Group's primary responsibility is to create value for its shareholders and investors by ensuring that its business is sustainable.

The Group has sustained its profitability, largely spurred by the sustained positive performance of MTN South Africa, MTN Nigeria and MTN Cameroon. The international operations performed well in increasingly competitive markets, however, their contribution was diluted as a result of a steadily strengthening rand.

MTN South Africa successfully arrested declining EBITDA margins through tight control of costs and increasing subscribers in both the post-paid and pre-paid market segments.

MTN Nigeria has invested in excess of US$496 million in capital infrastructure in the country during the year under review. The development of the country's first nationwide transmission backbone is an invaluable enabler of economic growth, significantly improving the country's prospects as an investment destination.

A detailed review of the Group's financial performance is contained in the accompanying business report. This can also be accessed electronically at www.mtngroup.com

## Return to shareholders

During the year, Group adjusted HEPS reached 253,1 cents, an increase of 77% on the last financial year. After a thorough review of the Group's prospects and financial forecasts as well as free cash generation by MTN South Africa, the Board of Directors recommended the reinstatement of a conservative dividend policy with a cover ratio on adjusted headline earnings of approximately six times. This will allow the Group to retain cash to fund potential value enhancing expansion opportunities. A final cash dividend of 41 cents per share was declared, amounting to R680 million.

## Future challenges

The unpredictability of markets and currency exchange rates is an ongoing challenge for the Group. In addition, the rate of growth for the Group's existing operations is expected to slow down over time, given the maturing and progressive developments within markets, coupled with the larger operating base.

MTN Nigeria faces a delicate challenge in managing stakeholder expectations with the extremely high demand for network expansion throughout the country. The profits generated by the company are fully reinvested in network roll-out and meeting the high capital outlay costs required for further infrastructure development.

## Contributing to regional economic development

The positive impact of our activities is demonstrated in creating direct and indirect employment, stimulating entrepreneurship, boosting supply chains and uplifting communities through the supply of telecommunications services, as well as the development of skills for employees at all levels and the payment of taxes and other revenues to governments.

Some of the benefits associated with our activities, from a quantitative financial perspective, are recognised in the levels of payments to employees, suppliers and contractors and the distribution of value added (the difference between revenues and expenses) to our providers of capital and to the public sector.

*The Group continued to demonstrate positive performance against its objectives and targets*



Subscribers
(million)
3,5
4,8
6,7
9,5
01
02
03
04




Group revenue
(R billion)
8
12
19
24
01
02
03
04

## Payments to employees

During the 2004 financial year, the total payroll, for the Group, including benefits and employees tax, was R1,1 billion. The total number of staff members, as at 31 March 2004, was 6 063. Of these, 4 598 were permanent.

## Payments to suppliers

The MTN Group provides business for a wide array of suppliers throughout Africa and internationally. Its procurement includes technical products – such as mobile-phone handsets, SIM cards and interconnection services – through to more conventional goods and services, such as utilities, office supplies and property rental. As outlined elsewhere in the report, the Group is conscious of its responsibility to act as an agent for change in the supply chain. It strives to encourage BEE through its procurement activities in South Africa and to stimulate local economic development as far as possible in its other areas of operation. During the reporting period, the total cost of all goods, materials



### MTN South Africa secures subscriber growth through innovation

*MTN South Africa has maintained solid subscriber growth in recent months through the introduction of innovative, cost-effective mobile communication solutions. In August 2003, it introduced a range of contract service options to suit different subscriber lifestyles and spending patterns.*

- *MyChoice TopUp is a world-first for the cellular industry – a hybrid contract and pre-paid service where the subscriber takes out a contract based on rand value instead of minutes. The value can be used up on any service, including calls and local and international SMSs. If the preset rand value is exceeded, the subscriber buys a pre-paid voucher to top up the service.*
- *MyChoice 75, 150 or 300 contracts are geared towards subscribers looking for assorted monthly values and flexibility in their tariff plans. The value bundles can be used for multiple services including voice, data, SMS and international roaming, and come standard with per-second billing after the first minute. All MyChoice subscribers qualify for subsidised phone handsets.*

## MTN supporting SMEs

*MTN is continuously investigating new ways to assist small businesses, and developing appropriate applications. During the reporting period, MTN introduced several services to the South African market that are designed to help small businesses save time, increase productivity and generate more business while on the move.*

- *Mobile Credit is a service that turns a cellular phone into a point-of-sale device for processing credit card and cheque payments. This service has the support of South Africa's major banks, and is accessed telephonically via the MTN menu option on a cellphone, or by connecting to the internet.*

- *MTN CorporateMobility is a service that enables mobile users to connect to their company network and access information from business applications while on the move. The service offers reverse billing, which means that instead of data used on individual accounts being charged at consumer tariffs, the data is collectively billed back to the company at corporate tariffs. The company receives a consolidated bill for all business data at the lowest data rate available in the South African market.*

- *Bulk SMS allows for one message to be sent to any number of recipients at the same time. This introduces an easy and cost-effective way for a business to communicate with a wide subscriber base.*

## Cellphone solution for internet access

*The MTN Group is poised to make access to the internet via cellphones a practical option. MTN South Africa's business division, Airborn, has developed new technology that enables computer or laptop owners to connect to the internet by using a cellphone as a modem. Software included in the package is designed to boost the access speed.*

*According to the International Telecommunication Union ("ITU"), most African nations have a teledensity of less than five percent, while internet penetration stands at one percent. This is mainly due to the lack of fixed-line infrastructure, the lack of computers and the lack of funds to pay for access. The implications of wireless connectivity via a cellphone are immense, especially for companies and entrepreneurs in Africa. For instance, small businesses that use computers but do not have the fixed-line services to link them would be able to transmit data between branches. The system could also let entrepreneurs set up internet cafés in rural areas where there are no landlines.*



*Newly launched MTN dealership in the Bhunu Mall, Mbabane, Swaziland.*

and services purchased throughout the Group was R11,8 billion.

## Payments to the public sector

In the course of the 2004 financial year, the Group paid a total of R3,2 billion in taxes to the various governments in the countries in which it operates. This included the payment of corporate income tax, sales taxes, taxes on dividends and employee income tax, as well as licence fees.

## Understanding MTN's tariffs

The nature of MTN's tariff structure is an area of interest to some of our stakeholders. In this regard it is important to note that tariff increases are approved by regulators in all operations, in the case of South Africa, by ICASA.

In South Africa, tariff increases are guided by the Consumer Price Index ("CPI"). As a general practice, MTN has kept tariff increases considerably below the CPI. Tariff adjustments are influenced by a variety of factors, including the required capital investments, international benchmarks of quality and coverage, regulatory factors and the impact of macro-economic conditions.

## Capital investment

The Group continues to invest heavily in the expansion of its younger operations. In the last financial year, it spent more than R5 billion as part of its capital expenditure programme. R9,5 billion has been committed for capital expenditure for 2005. The Group continues to explore opportunities for new operations throughout the continent in line with its long-term commitment to the socio-economic development of Africa and its vision of being the leading provider of communication services on the continent.



## Curtailing computer theft

*MTN has introduced a security solution to curtail the theft of computers, laptops and other technical equipment. An alarm controller device developed by Cellsecure is combined with MTN's cellular network to provide an effective anti-theft solution. The product is called Cellsecure E45 Seismic SMS Communicator and consists of a small control panel, a seismic motion detector and a small remote control. The seismic detector is magnetically attached to the object. When the object is moved, a motion detector sends a message to a control panel that can communicate with up to 45 seismic motion detectors within an office environment. The control panel then sends an alert SMS to up to five cellphones or GSM modems attached to a control room PC.*

*Brian Seligman, MTN South Africa Product and Services Senior Manager at the launch of the Cellsecure E45 Seismic SMS Communicator.*

# Social performance

This section of the report reviews the Group's performance and activities in the workplace, before examining the impact of some of its broader activities on society in general.

## Employees

The Group recognises that its employees are critical to the success and growth of the business, and are a leading source of innovation and competitive advantage. It strives to provide a productive, equitable and safe working environment that attracts and retains quality employees.

### Employee demographics and staff turnover

At the end of the 2004 financial year, MTN had 4 844 permanent employees, 963 temporary and 256 contract employees. Approximately 80% of the total workforce comprised permanent full-time appointments, 16% temporary employees and four percent contractors. The percentage of permanent staff turnover for the year was 7,6%. The industry average for companies performing in the top quartile globally is 9,8%. The current MTN figure represents a significant decrease in staff turnover on the previous year's 10,6%, and is attributed largely to a more rigorous approach to retaining and developing quality staff.

### Employee training and development

The Group recognises the strategic importance of employee training and development in contributing to MTN's growth strategy. Individual career development paths are identified and a succession planning process is reviewed quarterly. An average of three percent of payroll cost is spent on training by each operation.

MTN's contribution to employee training has been acknowledged by the relevant South African Sector Education and Training Authority ("SETA"). The company is provisionally accredited by the Services SETA until March 2005 as a Workplace Training provider of Customer Services Training.

The Information Systems, Electronics and Telecommunications Technologies ("ISETT") SETA granted MTN South Africa R1,7 million (discretionary funding) in December 2003 for the successful implementation of Fast Track Programme in its Network Group department. MTN has a seat on the ISETT SETA Board, and is a member of the Telecommunications Skills Development Forum.

The Group places high value on leadership development, offering management development programmes aimed at developing the skills and knowledge of managers at different stages of their careers. A broad range of technological skills development courses are also provided to staff at various levels.

In South Africa, MTN has, over the last two years, successfully recovered 60% of the skills levy available for recovery.

### Promoting equity, diversity and non-discrimination

The Group is committed to employment equity and local skills development. All the Group's operations are required to encourage the advancement of black and female managers. The Group is also committed to a programme of "localisation" throughout its non-South African operations, with the aim of ensuring as far as practicable that management comprises local nationals rather than expatriates. The Group's South African operation complies fully with the Employment Equity ("EE") Act of 1998. All the legally-required reports relating to employment equity plans, targets and progress have been submitted. As outlined in the table below, steady progress was made during the year in meeting employment equity targets.

## Non-discrimination

The Group's Code of Ethics recognises the right of all employees to work in an environment that is free from any form of harassment or unlawful discrimination on grounds of race, colour, sex, sexual orientation, place of origin, citizenship, creed, political persuasion, age, marital or family status or disability. Employees are urged to report, promptly and confidentially, any case of actual or suspected discrimination or harassment to their designated manager. The Group is committed to the principles of freedom of association and collective bargaining, and to ensuring that an approach of consistent dialogue with employees is maintained. During the reporting period, there were no instances of strike action within our workforce. Policies and procedures to inform and consult employees regarding restructuring are in place.

## Employee performance management

The Group believes strongly in a performance-based culture and seeks to identify, develop and reward employees who deliver outstanding performance. To ensure a consistent employee appraisal, recognition and remuneration practice across the Group, a standardised performance management system has been implemented in each operation. Key performance indicators are identified for every member of staff, with performance evaluations carried out every six months. Annual salary increases are based on the results of these appraisals, which include specific provision for the implementation of the Group culture and values, as well as the achievement of targets relating to employment equity.

The Group is poised for a significant improvement in its performance management. It has implemented a Management Information System ("MIS") connecting all operations with the same technology and software to form a central database repository, into which monthly updates of information on all

*Employment Equity performance*

| **MTN South Africa** | **EE** | **White** | **% EE** | **% White** | **Total** | **EE target** |
|---|---|---|---|---|---|---|
| Group executives | 9 | 8 | 52,94 | 47,06 | 17 | |
| General managers | 16 | 21 | 43,24 | 56,76 | 37 | |
| Manager/senior manager/ Senior consultant/consultant | 106 | 198 | 34,87 | 65,13 | 304 | |
| **Total (Management)** | **131** | **227** | **36,59** | **63,41** | **358** | **33,12** |
| Supervisor/team leader/advisor | 516 | 416 | 55,36 | 44,64 | 932 | |
| General staff | 799 | 197 | 80,22 | 19,78 | 996 | |
| **Total (staff)** | **1 315** | **613** | **68,21** | **31,79** | **1 928** | **64,46** |
| **Total (MTN Group)** | **1 446** | **840** | **63,25** | **36,75** | **2 286** | **63,84** |

business and sustainability indicators will be entered. MIS will facilitate the clear setting and tracking of targets and improve efficiencies in the Group. The timeous tracking of relevant information will form part of key personal indicators and is intended to motivate staff to meet targets. The MIS will be activated in July 2004.

## MTN Group annual global leadership conference

During the review period, the Group held its second annual leadership conference. The two-day *Breakthrough Leadership for Growth* conference is an important annual platform to establish a common perspective among top management and clarify the Group's goals and strategies. A more significant contingent of management from the non-South African operations was able to participate in this year's conference, and this will be further encouraged next year.

## Employee shareholder scheme

The Group has two share incentive schemes for staff and management in South Africa. The Group is committed to exploring ways of ensuring that employees in all other operating units are incentivised in line with the value created for MTN Group shareholders.

## Occupational safety and health

In the last financial year, the Group separated the lines of responsibility for health and safety management from those for environmental management. There has also been a move to introduce standard health and safety policies and procedures in all operations. The Group has a health and safety manual, which is informed by the Group health and safety policy. The manual contains a



*Phuthuma Nhleko opening the 2004 MTN global annual leadership conference "Breakthrough Leadership for Growth".*

detailed set of procedures and standards – that may be tailored to address regional-specific circumstances – aimed at supporting a structured risk control management process ("RCMP") in each of its operations. The RCMP is based on ten key elements, including organisation and leadership, emergency preparedness, incident reporting and investigation, document control, training, risk assessments and the management of contractors.

Throughout the Group, the primary safety concerns for employees are those associated with road accidents and with working on towers during routine maintenance of base stations. Procedures are in place to ensure the provision and effective use of personal protective equipment, such as climbing harnesses. In a number of our operations, MTN provides training courses on defensive driving skills and, in some instances, it has also installed vehicle logging systems in company vehicles to promote improved driving and maintenance practices. An annual refresher course in tower safety is conducted in all operations.

# Social performance *continued*

## Addressing HIV/AIDS in the workplace

The advance of the HIV/AIDS epidemic throughout Africa is one of the most significant business and humanitarian issues facing companies operating in Africa. According to the United Nations' sub-Saharan regional HIV/AIDS statistics, there were 3,4 million new infections in 2003, and 28,2 million adults and children living with AIDS. Recognising the potential effect of the disease on employees and potential markets, MTN is committed to addressing this issue in a structured manner. It will progressively extend the scope of its efforts and allocation of resources – human and financial – aimed at preventing HIV/AIDS in the workplace, as well as in the broader communities in its areas of operation.

The Group has a comprehensive HIV/AIDS policy implemented in its South African, Nigerian and Ugandan operations. This is disseminated widely through management briefing sessions, induction training and internal workshops. The policy is being adapted in the other operations – to take into consideration local circumstances and cultural sensitivities – before being implemented and communicated to staff. Internal awareness programmes and support structures are available to varying degrees in each of the operations. These include informative posters and e-mails, education through industrial theatre, articles in staff magazines and sending SMSs to staff, particularly on dedicated occasions such as World AIDS Day. The Group supplies condoms at most sites and in most of its operations.

## MTN in the community

In addition to striving to provide a productive, equitable and safe working environment, MTN is committed to ensuring effective management of the social impacts of its activities on the communities in which it operates. By the very nature of its operations – as a provider of telecommunications services – MTN makes an important direct contribution to socio-economic development. Over and above this direct impact, the Group has the potential to make a positive impact through its procurement practices, by implementing responsible community health and safety initiatives, and through its CSI programme.

## Socially-responsible procurement and black economic empowerment

MTN recognises the potential to facilitate the achievement of desirable social objectives – such as BEE and local economic development – by including these objectives as an element of its procurement practices. This issue is particularly relevant in our South African operations where the Group is committed to using its influence in a constructive manner to address some of the social and economic inequalities of the past.

During the reporting year, the Group became more stringent regarding the BEE requirements expected of contractors in South Africa. In instances where the Group's BEE standards are not met, a BEE clause is inserted in the contract and monitored quarterly. If no improvement is shown, the contractor is required to step down. On certain special contracts, companies are monitored quarterly to ensure compliance. During this reporting period, a greater number of BEE information and communication technology ("ICT") suppliers were engaged. MTN policy indicators are predominantly in line with the ICT Charter, though MTN is more demanding in certain respects. Suppliers are encouraged to achieve a stronger empowerment rating in terms of Group criteria. If a company's procurement has a poor BEE profile, MTN will provide a list of operational suppliers from whom the company must purchase.

# MTN provides HIV/AIDS education and awareness programmes

## MTN's policy on HIV/AIDS

*The MTN Group has a comprehensive policy on HIV/AIDS that has been drawn up in accordance with the South African Department of Labour's Code of Good Practice, and with reference to international and South African legal and ethical standards. The policy, which was launched in December 2001, commits the Group to providing education and awareness programmes, to supplying condoms and first-aid protective equipment, and to assisting employees to access treatment for sexually-transmitted infections.*

*In terms of the policy, MTN operations will also assist employees who wish to have an HIV test by referring them to a suitable local service. In the case of exposure to HIV/AIDS through rape or accident, the Group will assist staff to obtain anti-retroviral therapy. Employees with HIV/AIDS are provided with access to a special medical aid package that is aimed at maintaining their health for as long as possible. Should staff members' HIV/AIDS status become known, the Group will not tolerate any form of discrimination against that person.*

*The policy, which has been reviewed externally by the AIDS division of the Wits Law Society, is disseminated widely through management briefing sessions, induction training and internal network groups.*



*Staff HIV/AIDS education programme.*

# Social performance *continued*

MTN actively assists BEE companies to further their business initiatives. Smaller companies, for instance, are paid within seven days of invoice, instead of the standard 30 days from date of statement, to support their cash flow. On occasion MTN will provide a deposit upfront. We also provide administrative assistance and advice on how to issue statements in a timely manner.

To ensure implementation of BEE throughout the company, each business unit is allocated a BEE budget target. Progress is monitored monthly and forms part of individual key performance indicators. During this reporting period, MTN South Africa's BEE expenditure was R647 million, R53 million short of its R700 million target. However, this was R147 million higher than in the 2002 – 2003 financial year. The increase in expenditure was primarily due to greater compliance among contractors, and an increase in the budget. MTN South Africa's BEE expenditure target for 2004 – 2005 is R750 million.

## Managing community health and safety aspects of mobile telecommunication products and services

During the reporting period, concerns and uncertainties were expressed on a number of occasions by stakeholders regarding the safety aspects of mobile phones and base station sites. The MTN Group responded to each instance, communicating and providing persuasive documentation supported by leading authorities in the field to the effect that all the Group's activities comply strictly with international and national safety guidelines.

Radio-frequency ("RF") emission levels from MTN base station sites fall well below the allowable exposure limits set out in international and South African safety guidelines. According to the guidelines developed by the International Commission for Non-ionising Radiation Protection ("ICNIRP") and endorsed by the European Commission (July 1999) and the World Health Organisation (June 2000), 41 volts/metre is the ceiling for safe emissions. Exposure levels at MTN base station sites, and where the general public has access fall below 10 volts/metre. RF activity at base station sites is monitored continuously and live readings are provided to the general public on request. Information on RF exposure can be accessed via the EMS intranet.

The Group encourages and supports independent quality, scientific research and continually reviews its policies in the light of the most up-to-date research findings to ensure that its operations maintain the highest levels of health and safety.

## Corporate social investment programme

Now in its third year, the MTN Foundation in South Africa has continued to make a significant contribution to promoting socio-economic development in the regions in which the Group operates. In line with the Group's efforts to consolidate its investment on the continent, the Foundation has adopted a more uniform approach to corporate social investment across its operations. Each operation will establish its own MTN Foundation, and will commit up to one percent of PAT towards corporate social investment projects. This section of the report deals primarily with the corporate social investment activities of MTN in South Africa. A brief review of CSI activities for each operation is provided in the individual country operation reports.

# Bridging the digital divide in Africa

## Mobile technology – The Information Society for Africa

### *The future of cellular in Africa*

*The cellphone industry has grown with unprecedented speed on the African continent. According to the ITU the industry grew by over 1 000% between 1998 and 2003, to reach 51,8 million subscribers. The ITU reports that cellphones are now the predominant mode of telephony in almost every African nation, with cellular penetration reaching 6,2% at the end of 2003, compared with 3,0% for fixed-line telephony (ITU Africa ICT Indicators, 2003). With limited fixed-line penetration in the region effectively curtailing internet access via more traditional access methods, the ITU argues that Africa's future is a wireless one, with cellphones likely to be used increasingly to access the internet. The wireless boom on the continent has been driven by a combination of factors, including growing demand, the liberalisation of the sector and the subsequent opportunities for increased competition, innovation in the form of pre-paid cards, and the emergence of major strategic investors (such as the MTN Group). A critical factor is the ability of sophisticated new mobile networks to catapult African countries into first-world communication solutions and technologies.*

*The wealth of opportunity for cellular growth in Africa is unquestionable. Based on different growth scenarios for the mobile market in 2010, African mobile penetration is expected to reach between 10% and 20%, depending on key factors, particularly affordability of services. Africa's ability to sustain its high mobile growth and to extend it to other sectors such as the internet will depend on a co-ordinated effort for telecommunications on the continent. Regulators play an important role. Policies need to ensure a competition-friendly and transparent operating climate, and issues such as interconnection need to be managed effectively.*

### *MTN's contribution to Africa's development*

*Providing a basic communications infrastructure is one of the key sector priorities of NEPAD. Bridging the digital divide is imperative to ensure that the marginalised people of the African continent participate in the knowledge-based economy of the future. The private sector has the power to influence the political and socio -economic development of Africa, as well as being conduits for technical and economic benefit.*

*Since its formation, MTN has invested more than R17 billion in GSM operations making mobile communications accessible to communities in Cameroon, Nigeria, Rwanda, South Africa, Swaziland and Uganda. As part of its emphasis on sustainable development, the Group is committed to building local partnerships and local empowerment in the form of equity stakes and franchising and distribution networks that favour small businesses, women and rural entrepreneurs in its areas of operation. The Group will continue to boost access to telecommunications in Africa, providing cellular services and installing community phones in all its areas of operation. It will continue to explore opportunities for further expansion on the continent, and strive to find innovative solutions to keep user costs down.*


450/=
450/=
600/=
1200/=
3000/=

*Launch of the MTN VillagePhone Project in Uganda is aimed at bridging communication gaps.*

# Social performance *continued*

## The MTN Foundation

For the MTN Foundation in South Africa, it has been a year of forging key partnerships – notably with NEPAD and government – to maximise mileage from social investment projects. Focusing on four areas of national priority – education, arts and culture, science and technology, and HIV/AIDS – the MTN Foundation invested R15 million in social development initiatives this year, with an additional R7 million dedicated to MTN's School Connectivity project, the flagship project in the education portfolio. The total of R22 million invested in CSI projects also served to unlock additional resources and secure sponsorship from other partners.

As part of its commitment to sustainable partnerships, for the last two years MTN has commissioned an independent team to assess the effectiveness of its social investment programme. The review is undertaken against a set of criteria that examines the impact, sustainability and cost effectiveness of interventions. An assessment for the year in review will be conducted shortly.

### Building education

MTN's School Connectivity Project is viewed as a model by the NEPAD e-school programme. R21 million over three years was set aside for the project to create 90 multimedia centres. Now in its third year, over 67 disadvantaged and rural schools across the country have been equipped with multimedia centres to improve the quality of education and increase access to ICT. These centres are used by an estimated 67 000 learners at their schools, and by approximately 100 000 additional learners in neighbouring schools. Each school is provided with ten computers, a server, a multifunction printer, a television set, a video recorder and a GPRS modem that uses MTN's network to access the internet.

MTN also installs a TeleShop with up to eight public payphones so that the schools can generate income to sustain the multimedia centres and boost local entrepreneurship. The company invests in upgrading school buildings and takes steps to ensure the safety of the equipment it provides. The MTN Foundation works closely with the national Department of Education to identify schools that are eligible to receive these multimedia centres. Recognising the importance of education in the long-term development of the country, MTN dedicated R4 million to a number of other education initiatives during the year.

MTN continues to support the Presidential Oral History Project, "The Road to Democracy," with R1,5 million per year. The first volume will be published in June 2004. MTN also continues to support tertiary students with bursaries. For the reporting period, MTN supported 34 students. The combined value of these amounted to R782 000.

### Tackling HIV/AIDS

During the review period, the MTN Foundation contributed R1,2 million to education and awareness initiatives on HIV/AIDS. Its various community projects included sponsoring an HIV/AIDS youth education programme on eTV, promoting a highly-effective HIV/AIDS community phone job creation and empowerment project, called Zitshunele *(Do it yourself)* which is being expanded in Gauteng and North West province, and sponsoring the development of theatre, arts and cultural "voices" in association with the European Union aimed at transferring counselling skills to HIV/AIDS counsellors. The foundation also provided funding for children living with HIV and/or AIDS, and partnered once more with the annual Sports Heroes Walk against AIDS from Johannesburg to Durban, which raised funds for hospices and care centres.

## Promoting science and technology: The MTN ScienCentres

During the reporting period, the Foundation provided sponsorship of R5,8 million for science and technology projects. Together with 35 sponsoring partners, the total asset value for the science exhibits grew through sponsorship to R15,5 million. The MTN ScienCentre in Century City, Cape Town continues to be the flagship project in this field, making a significant contribution to promoting awareness and interest in science and technology throughout South Africa. The MTN ScienCentre in Cape Town received 140 000 visitors during the review period, of whom 91 300 were school learners.

The MTN's ScienCentre in Umhlanga, Durban, a collaboration with Old Mutual, attracted some 85 000 visitors during the year.

## Supporting arts and culture

In recognition of its contribution to culture and heritage, the MTN Foundation received the Arts and Culture Trust's Organisation of the Year (2003) award in support of developmental arts and culture. Over the review period, more than R1,3 million was committed to various artistic and cultural activities. Preserving and building the country's rich cultural and artistic heritage is a key focus area, and in so doing it uses the company's extensive art collection to hold exhibitions, facilitate rural outreach programmes, train and support teachers and publish art resource material and educational supplements.

A flagship project during the year was the acclaimed Rorke's Drift Exhibition and publication showcasing pioneering black artists. The Rorke's Drift Centre was the only centre training black artists during the apartheid era. Furthermore, the Foundation provided support for a number of concerts and international musicians. This travelling national retrospective exhibition drew over 50 000 viewers across the South African cities to which it toured.



*King Goodwill Zwelithini discusses one of the works of art in the Rorke's Drift Exhibition with curator Phillipa Hobbs and MTN Foundation General Manager Dr Meshack Khosa.*

# Environmental performance

MTN Group made significant strides in the last year to harmonise standards across its operations to ensure the impacts of its activities on the natural environment are managed effectively. Environmental performance across the Group is in line with international industry standards and continuous efforts are being made to improve on this.

The direct and indirect environmental impacts of the Group's activities include, in particular, impacts associated with the installation and operation of our base station sites, including the towers, as well as the more generic impacts associated with the administration of a large business organisation. From an environmental industry perspective, the telecommunications sector is typically classified as being a medium impact industry by the JSE SRI Index.

## MTN's environmental policy, programme and management systems

In accordance with the Group's environmental policy, an EMP is in place to address environmental impacts in all operations. Particular attention is given to managing the impacts throughout the life cycle of our base station sites, from the time of building to the time of decommissioning. The EMP makes specific provision for waste minimisation, pollution prevention, energy efficiency, the use of environmentally-preferred materials, and managing impacts on flora and fauna. The EMP is documented in an online EMS which is available to staff through the MTN Group intranet. This is reviewed at least twice a year to ensure its continued relevance and effectiveness.

MTN South Africa was the first African telecommunications company to be certified under the international ISO 14001 standard for its telecommunication network in July 1999. Compliance with ISO 14001 is verified bi-annually per region by external auditors. MTN South Africa has also achieved ISO 9001:2000 certification for its quality management system for MTN SA (except marketing and sales), confirming that all its operations perform in line with stated policies, processes and procedures.

### Implementing environmental management systems

The Group has successfully implemented a generic EMS across all its operations. The policies, processes and procedures introduced in each operation are fundamentally alike, but are tailored to address local and regional-specific issues. The Group will ensure that adequate guidance, instruction and training is provided throughout its operations to ensure that all members of staff understand the EMS and are aware of their roles and responsibilities in conforming to its requirements.

The Group is aware that it needs to develop its management structures at senior levels, assigning formal responsibility for environmental performance – as well as for health and safety performance – in each of the Group's operations.

### Environmental training programme

Documented procedures are in place aimed at ensuring that employees at each relevant level understand the potential environmental impacts of their work activities. Appropriate education, training and/or experience is provided for all personnel performing tasks that can cause significant environmental impacts, as well as for those carrying out specialised environmental management functions. In addition, all relevant MTN contractors and suppliers are required to identify the training needs for their employees, agents and subcontractors, to ensure they receive satisfactory education in the field of environmental management.

## Environmental prosecutions

During the reporting period, no prosecutions were brought against the Group for the contravention of any environmental laws and no fines were paid.

## Ongoing environmental management challenges

The countries in which MTN operates demonstrate differing levels of environmental consciousness and stages of development in terms of environmental legislation. In certain countries, for example, facilities for effective waste disposal and recycling initiatives are not available. The operations outside South Africa were formed relatively recently and are therefore still in the process of building or consolidating the foundations necessary to ensure a sustainable business. Each operation strives within its capabilities to continually improve its performance in line with international industry standards and world best practice. In the absence of adequate legislation to ensure the protection of the environment, as well as human health and safety, the appointed functions within the company will establish and implement effective standards. Every effort is made to ensure that the Group keeps ahead of legislative requirements and abreast of international developments in environmental policy.

## Energy, water, and materials use

Energy use is mainly associated with servicing office buildings, the supply of power to switches and base station sites, including associated airconditioning to base stations, and the use of diesel and petrol in network vehicles, base station site generators and switch standby generators. The typical level of energy usage for an MTN Group operation is provided below. In Nigeria, two power generators are required at each base station site. This results in over three million litres of diesel being used per month to provide reliable electricity at base stations. In addition, oil used in the generators has to be replaced after every 200 hours of operation. The used oil is collected and returned to the supplier for recycling. This aspect of our operations is monitored and managed in a manner consistent with the company's desire to minimise its impact on the environment. The Group continually examines options for improving ecological and economic efficiency. Electricity consumption is monitored annually for the financial results.

## Typical energy usage in our operations

| | |
|---|---|
| • *Base stations (all, average) – electricity* | *50 x 1 100 kWh/month* |
| • *Other corporate offices – electricity* | *40 000 kWh/month* |
| • *Fuel (diesel for network vehicles only)* | *2 500 litres/month* |
| • *Fuel (diesel and petrol for all other vehicles)* | *2 000 litres/month* |
| • *Base station generators (11 units of capacity 25 KVA)* | *20 litres diesel/month* |

# *Environmental performance* continued

Water use within the Group is minimal and limited primarily to consumption at corporate offices and to minor applications within the network operations, such as cleaning vehicles at several warehouse sites.

Due to the nature of the Group's core activity, the monitoring of total material flows is not seen to be a critical issue from an environmental management perspective. However, the Group is conscious of the need to ensure effective management of any hazardous materials and has procedures in place to monitor and regulate the use of certain materials such as ozone-depleting substances, asbestos, lead based paints and batteries containing heavy metals.

## Emissions to air and water

The Group's activities result in limited emissions to air or water. Airconditioning units follow the international industry standard and, in South Africa, these have been checked for compliance with requirements for the phasing out of ozone-depleting substances. A policy is in place regarding the withdrawal of disused airconditioning units. The management of fuel consumption and related emissions from our company fleet has not been identified as a critical issue.

The greatest potential for water contamination arises from spillage and leaks from fuel storage tanks. To ensure this does not happen, an enclosure is built around the base of all our fuel storage tanks.

## Introduction of biodegradable recharge cards

Biodegradable recharge cards were introduced throughout the MTN Group's operations in the review

*Key developments during the review period*


MTN Group environmental policies signed by all operations
Implementation of a generic EMS across all operations
Introduction of a standard clause in contracts with suppliers and contractors specifying requirements for responsible environmental conduct
All base station sites monitored according to World Health Organisation standards
Base station generators are serviced every 200 hours and waste oil and filters are disposed of in an environmentally-benign fashion

period. This is a major development in minimising the Group's environmental impact, considering that a minimum of 20 million recharge cards are sold every month across the Group's operations.

## Waste generation

The recycling of printer cartridges, batteries for switches, electronic equipment, cellphone batteries, toner cartridges and paper is standard practice across the Group's operations, subject to the availability of appropriate facilities. Waste generated by our network activities, including packing materials, soil and rubble associated with construction activities, and small volumes of waste oil and used filters arising from servicing generators, is effectively managed. The Group is committed to working in co-operation with suppliers and contractors to enhance common environmental objectives. It has introduced a standard clause in contracts with all generator maintenance suppliers specifying requirements for responsible environmental conduct. Contractors for base station sites are required to service generators every 200 hours and to dispose of waste oil and filters in accordance with agreed terms.

## Product stewardship – recycling mobile phone batteries

Ensuring the appropriate management of used mobile-phone batteries is becoming of increasing concern. Mobile-phone batteries contain a range of hazardous substances – such as nickel cadmium, lithium-ion, nickel metal hydride and lead acids – and their inappropriate disposal can have potentially significant public health and environmental impacts. Studies indicate that one kilogram of buried batteries may result in the contamination of up to 20 cubic metres of soil.

Proactive engagement with stakeholders to resolve concerns relating to RF exposure from mobile handsets and base station sites

Biodegradable recharge cards introduced in all operations

Recycling of batteries for switches, electronic equipment and cellphone batteries in all countries, subject to the availability of facilities

Operational risk assessment reports undertaken every six months

Independent base station site risk assessments reflect improved performance standards comparable with world best practice, across all operations

# Environmental performance continued

Fortunately, most of these batteries are 100% recyclable. MTN South Africa has joined forces with mobile phone manufacturers to promote the collection and recycling of used batteries. Clear guidelines are provided to staff on the safe disposal of cellphone batteries. The Group follows international developments on environmentally sound management of end-of-life mobile terminals and promotes awareness amongst consumers of the need to return batteries for recycling. Approximately two tonnes of mobile handset components, and half a ton of mobile handset batteries were collected by MTN South Africa for recycling during the review period.

In light of the growing emphasis internationally on extended producer responsibility, and in accordance with our commitment to corporate citizenship, this is an issue that we recognise requires further action. In this regard, we are actively following international developments.

## Environmental targets and objectives

- Assign formal responsibility for environmental management at senior levels across the Group
- Harmonise environmental, health and safety practice across the Group
- Continually improve standards to ensure minimal safety risks and environmental impact
- Attend international conferences on relevant environmental issues where possible, and remain informed of pertinent research findings and developments in the field
- Strive towards achieving ISO 14001 certification in all MTN operations



Field engineer servicing antenna support structure.

# Managing the environmental impact of base station sites

*MTN's network of base station sites forms the backbone of its operations, providing the basis for its telecommunications services. There are a number of important environmental issues that need to be provided for in the design, construction, location, monitoring and maintenance of all base station sites. Detailed procedures have been developed to address these issues and they form an important element of the Group's environmental management system.*

*In choosing the location of the sites to meet network demand, the Group is guided by various considerations, including suitability for providing radio coverage, the proximity to other base station sites, the proximity of electricity supply, the nature of vehicle access, visual impact and the concerns of affected landowners and other stakeholders.*

## What is a base station?

*A base station site houses a radio transmitter and receiver, to which cellphones communicate during a call. The site consists of a rack of electronic equipment, a power supply and a battery for power backup purposes. An antenna system is used for transmitting the radio signal. The following methods are used for mounting the antennas:*

- *On structures (lattices, monopoles or "tree" masts): these are typically 8 – 55 m tall and used in rural areas.*
- *On buildings: mounted on the roof or against walls and used in urban areas.*
- *Inside buildings providing coverage in places such as shopping centres, airports and corporate headquarters.*

*The average area of land required for our base stations is 12 – 15 $m^2$. While most sites are leased, in a number of instances, land has been purchased to house these facilities.*

## Group procedures relating to base station sites

*Detailed procedures have been developed aimed at minimising the impact of base stations on the environment. These procedures prescribe the actions that should be taken, for example, to:*

- *Identify the need for the new site, and to specify possible alternative locations*
- *Evaluate and address the visual impact of the proposed mast or other structure*
- *Ensure that all necessary approvals are obtained and environmental impact assessments undertaken, where required*
- *Inform and consult with relevant stakeholders as required*
- *Manage and monitor the activities of contractors and suppliers during and at the end of construction*
- *Obtain certification of compliance for base station site*
- *Ensure that, once operational, each base station site is visited at least at six-monthly intervals to ensure effective maintenance in accordance with a field routine maintenance procedure*
- *Ensure that environmental and health and safety issues are followed during decommissioning*

*The procedures regarding the design and installation of sites are followed throughout the Group. In some instances, modifications have been made to address local-specific conditions, an example being the need to provide for pitched roofs to deal with higher rainfall levels in Cameroon.*

*MTN base stations in Africa*


1%
1%
5%
15%
4%
74%

| | |
|---|---|
| South Africa | 74% |
| Cameroon | 4% |
| Nigeria | 15% |
| Rwanda | 1% |
| Swaziland | 1% |
| Uganda | 5% |

# Environmental performance *continued*

## Operational risk review

Below are two graphs indicating the rating achieved by MTN SA during the last operational risk review (Feb 2004). MTN's performance is compared to a programme average of 150 total reviews completed among telecommunications companies worldwide. As seen from the graphs, MTN's rating is well above the programme's best practice average.

The review, which takes place every eighteen months, is undertaken by an independent international company that specialises in risk management. The review output is seen by MTN as an important tool providing an opportunity to improve further and to benchmark performance against other international telecommunication companies.

*Graph 1*


80
69
80
69
79
66
81
72
78
73
78
67
RM
PLC
H&S
PSEC
ISEC
BCP
MTN 2004
Programme average

*RM = Risk management*
*PSEC = Physical security*
*PLC = Property loss control*
*ISEC = Information security*
*H&S = Health and safety*
*BCP = Business continuity planning*

*Graph 2*


97
88
60
85
89
72
81
82
75
85
79
75
82
71
84
87
70
MTN 2002
MTN 2004
Programme average

*CENV = Corporate environmental management*
*CR&C = Corporate regulatory and contractual*
*INA = Irregular network access*
*INS = Insurance claims administration*
*FIN = Financial risk management*
*TOT = Total*

MTN Group Limited
Sustainability Report 2004

## Review of operations



*This section of the report provides a detailed summary of the sustainability performance of each of the Group's cellular operations and details the company-specific concerns of our stakeholders.*



The networks of MTN Group's six operations are the pulse of their performance. Over 9.5 million MTN subscribers are dependent on these networks for communication.

# MTN Group GSM operations

| Cameroon | |
|---|---|
| Launch date: | Feb 2000 |
| MTN Group shareholding: | 75% |
| Population: | 16,6 million |
| Mobile penetration: | 6,7% |
| Subscriber numbers: | 581 000 |

| South Africa | |
|---|---|
| Launch date: | Jun 1994 |
| MTN Group shareholding: | 100% |
| Population: | 45,7 million |
| Mobile penetration: | 36% |
| Subscriber numbers: | 6 270 000 |

| Nigeria | |
|---|---|
| Launch date: | Aug 2001 |
| MTN Group shareholding: | 75% |
| Population: | 130 million |
| Mobile penetration: | 3,1% |
| Subscriber numbers: | 1 966 000 |

| Swaziland | |
|---|---|
| Launch date: | Jul 1998 |
| MTN Group shareholding: | 30% |
| Population: | 1,1 million |
| Mobile penetration: | 7,7% |
| Subscriber numbers: | 85 000 |

| Rwanda | |
|---|---|
| Launch date: | Jul 1998 |
| MTN Group shareholding: | 40% |
| Population: | 8,7 million |
| Mobile penetration: | 1,2% |
| Subscriber numbers: | 146 000 |

| Uganda | |
|---|---|
| Launch date: | Oct 1998 |
| MTN Group shareholding: | 52% |
| Population: | 24,5 million |
| Mobile penetration: | 3,1% |
| Subscriber numbers: | 495 000 |



Uganda
Rwanda
Nigeria
Cameroon
Swaziland
Cellular operations
South Africa

# *Operational performance*
## *– MTN South Africa*

## Performance highlights

As at 31 March 2004:

- Revenue increased 23% to R15 098 million
- Total capable subscriber base grew by 33% to 6 270 000
- Blended ARPU of R203
- Arrested a steadily declining EBITDA through tight control of costs and increasing subscribers in both the pre-paid and post-paid sectors
- Ranked sixth in the Financial Mail *Best Company to Work For Survey*
- BEE suppliers constitute 60% of supply chain and R647 million worth of services
- Established 67 multimedia centres in disadvantaged schools

*Number of subscribers*
*('000)*



2 215
3 214
3 877
4 723
6 270
00
01
02
03
04


## Market information

| | |
|---|---|
| Population | 45,7 million |
| Mobile penetration | 36% |
| Market share | 38% |

## Operational information

| | |
|---|---|
| Pre-paid/post-paid mix | 81%/19% |

## Financials

| | **2004 Rm** | 2003 Rm |
|---|---|---|
| Revenue | **15 098** | 12 298 |
| EBITDA | **4 514** | 3 389 |
| PAT | **2 245** | 1 490 |

MTN South Africa is the country's second-largest cellular network operator. This year marks our tenth anniversary. The cellular market in the country is maturing and highly competitive (with 36% penetration). MTN South Africa maintained solid subscriber growth during the review period, through the introduction of innovative, cost-effective mobile communications solutions. The company's GSM network has 4 245 sites covering 19 200 km of road and 1 000 000 km² of land, providing access to 96% of South Africa's population.

MTN South Africa has various initiatives in place relating to environmentally and socially responsible management practices, and has forged strong partnerships with government to promote sustainable development.

## Contributing to the socio-economic development of South Africa

Payments to government during the year amounted to R1,9 billion for licence fees, direct and indirect taxes. In addition to the positive direct impact associated with the Group's contribution to the South African economy – as a taxpayer, employer, and procurer of a substantial volume of goods and services – MTN South Africa is committed to implementing additional measures aimed at improving opportunities for the country's disadvantaged individuals and communities.

Since its inception, the company has installed approximately 10 000 community payphones in under-serviced areas, which in turn has stimulated entrepreneurial activity in these areas. The company's support for black economic empowerment is driven through its procurement practices, with expenditure amounting to R647 million over the last financial year. The company provides administrative assistance to its suppliers to help them meet BEE criteria and has targeted R750 million for BEE procurement for the coming year. As part of its corporate social investment programme, MTN South Africa has greatly improved access to technological facilities through its Schools Connectivity Project, establishing 67 multimedia centres in disadvantaged schools during the last year.

## Investing in our employees

The company strives to retain and attract quality staff and to be an employer of choice. It was ranked sixth in the annual Financial Mail *Best Company to Work For Survey* 2003. The company conducts regular culture audits to determine where and how it can improve performance with regard to its employees.

Employee well-being is further promoted through the company's Talent Care Programme. Key activities in the programme include providing all staff with access to a professional counselling service, running courses on relevant issues of concern, welcoming all new employees through an induction programme, and administering "Club 083" which provides staff with special discount schemes.

## Promoting employment equity

Further progress was made during the year in integrating employment equity considerations within the company's business system.

*Management: Diversity profile*



15%
25%
9%
51%


o *EE male* o *EE female*
o *White male* o *White female*

*Operational: Diversity profile*



13%
38%
31%
18%


o *EE male* o *EE female*
o *White male* o *White female*

# Operational performance
## – MTN South Africa *continued*

### Health, safety and environmental issues

Information on all health, safety and environmental standards, policies and procedures are available on the company intranet. There is a comprehensive incident reporting system in place, with clear lines of responsibility identified for health and safety co-ordinators. Every month, an inspection is carried out of all aspects pertaining to health and safety, the results of which are discussed by a committee on a quarterly basis. The company has a comprehensive health and safety policy and risk management process and has had an ISO 14001 certified environmental management system since 1999. During the reporting period, there were no major safety incidents among employees or contractors. Eleven minor incidents were reported in the service provider division, and no lost time for injury.

As described elsewhere in this report, detailed procedures are in place to manage and respond to concerns relating to the possible health effects of handsets and base stations. The construction and maintenance of masts and base stations are undertaken in accordance with MTN Group standards and applicable legislation. The company has a range of recycling projects, including the recent introduction of tin/aluminium can recycling.

The company has a structured campaign to contain HIV/AIDS in the workplace. Monthly briefings are held for line managers on the comprehensive policy on HIV/AIDS. Staff and their dependants who are on the company's medical aid scheme are able to obtain anti-retroviral drugs. The company has trained 60 staff members as AIDS educators for their peers in the main regions of Gauteng, Durban and Cape Town. The monthly staff magazine and performing arts such as industrial theatre, are used as vehicles for raising awareness and promoting education around related HIV/AIDS topics.

### Corporate social investment programme

During the reporting period, the company invested over R22 million in various social development projects relating to education, HIV/AIDS, science and technology, and arts culture and heritage. This includes R7 million dedicated to the Schools Connectivity Project. These projects are administered by the MTN Foundation. Further details of MTN corporate social investment programmes are provided on page 30.



*Rural schools such as Malabosane High will be connected to modern technology and the internet through the MTN Schools Connectivity Project.*



# Our call centres handle 700 calls every 30 minutes

## MTN South Africa strives for 100% customer satisfaction

*Customer satisfaction is of paramount importance to the MTN Group. MTN South Africa employs more than 1 000 customer service agents, ensuring an ongoing assessment of our entire customer interface process, and has a formal structure in place for dealing with complaints. Our call centre in Gauteng handles on average 700 calls every 30 minutes. In an emergency situation, subscribers are automatically routed to the call centre in KwaZulu-Natal for assistance. In the fiercely competitive South African cellular market, MTN South Africa strives continuously to offer innovative services to customers and to keep tariffs as low as possible. Independent market research is conducted monthly to determine perceptions of the company, and its performance in relation to competitors. The company has set a target of becoming the best provider of customer service in the country, across all industries, within the next two years. It has introduced a local customer management improvement project aimed at encouraging a more people-orientated system, with greater responsibility allocated to individual staff in executing customer requests. MTN South Africa has successfully piloted an innovation called Q4U that is designed to significantly improve efficiencies in customer response. With Q4U ("Queue For You"), the customer alerts the call centre with one ring of the telephone, and the call centre calls the customer back within seconds. Developments in customer service in the last year included the introduction of a separate call centre to cater for high-value customers, to ensure optimum customer recognition and satisfaction.*

# Operational performance
## – MTN Nigeria

### Performance highlights

As at 31 March 2004:

- Revenue increased from R5 361 million to R6 973 million year on year
- EBITDA of R3 557 million
- PAT of R2 592 million (not taking into account deferred tax asset)
- Subscriber growth to 1 966 000 as at 31 March 2004, from 1 037 000 in March 2003
- ARPU of US$51
- Some 839 base stations compared to 478 as at 31 March 2003
- Sixty-five rural phone centres installed, with a forecast total of 200 rural phone centres to be installed by July 2004
- Roaming now extends to 115 international networks, in 65 countries
- Mutually-beneficial working relationship with Ericsson, a key supplier, to develop training and education facilities in Nigeria

*Subscriber base*
('000)



327
1 037
1 966
02
03
04


### Market information

| | |
|---|---|
| Population | 130 million |
| Mobile penetration | 3,1% |
| Market share | 48% |

### Operational information

| | |
|---|---|
| Pre-paid/post-paid mix | 97%/3% |

** Excluding deferred tax asset*

### Financials

| | 2004 Rm | 2003 Rm |
|---|---|---|
| Revenue | **6 973** | 5 361 |
| EBITDA | **3 557** | 2 088 |
| PAT* | **2 366** | 1 146 |

MTN Nigeria has consistently surpassed initial growth forecasts in a challenging market where demand significantly exceeds supply. Since its launch in 2001, the company's subscriber base has escalated to over 1 966 000, as at 31 March 2004. The network has been rapidly expanded to cover 82 cities and well over 2 000 communities, and is on track to reach all 36 states before August 2004. The company is focused on building network capacity and increasing the quality of its services.

MTN Nigeria projects a strong brand image as a supplier of first choice and as a leader in corporate social responsibility ("CSR") in the country. The company has invested over US$1,2 billion in infrastructure and licence fees to date and will continue to invest heavily in the Nigerian economy, endeavouring to be a catalyst for growth and development, both through the provision of quality communications as well as through innovative and effective social responsibility initiatives.

## Corporate governance

MTN Nigeria is committed to implementing effective corporate governance practices. The board consists of sixteen members, fourteen of whom are non-executives. It is supported in its activities by the audit, project, credit, property, remuneration and human resources and management committees. Policies, procedures and compliance mechanisms are in place to address governance, ethics, conflicts and fraud concerns.

## Contributing to the economic development of Nigeria

MTN Nigeria's contribution to economic development in Nigeria should be seen in the context of the significant benefits that the company's activities have brought to the country in terms of direct and indirect job creation, increased government revenue and enhanced opportunities for large and small businesses. It is estimated that the company has facilitated the creation of more than 30 000 jobs, directly and indirectly. The company's capital infrastructure has significantly improved Nigeria's prospects as an investment market, encouraging much needed foreign direct investment to stimulate the local economy.

A nationwide network of dealerships includes 26 banks, 1 200 dealers and thousands of sub-dealers. MTN Nigeria's procurement practice follows on the Group's affirmative procurement model. Efforts are focused on increasing procurement from local Nigerian suppliers and reducing imported products and services. More than US$250 million was spent on procurement through local suppliers. MTN Nigeria has appointed a procurement officer to oversee the development of an effective local supply chain and to encourage suppliers to engage in CSR activities. There are plans to assist in creating the infrastructure for the redevelopment of a local bus station, which will incorporate the upgrade of road works and the development of market stalls, shops and possibly internet cafés at university campuses.

MTN Nigeria was in the second year of a five-year tax holiday and accordingly, paid no corporate tax during this financial year. Nevertheless, PAYE, VAT, Nigeria Communication Commission ("NCC") levies and import duties to the value of approximately R788 million were paid during the year.

## Tariff structures

The issue of tariffs remains of great interest to many stakeholders. MTN Nigeria is committed to making cellular services as affordable as possible and has reduced its tariff rates significantly this year, notwithstanding the fact that inflation in Nigeria is in the region of 17 percent per annum.

There is considerable pressure on MTN Nigeria to expand its network rapidly and the company is reinvesting extensively to be able to finance the extensive capital outlay demands associated with developing infrastructure in Nigeria. The network still requires substantial investment to increase its geographic spread and ease congestion, and in this regard MTN Nigeria has budgeted to invest in excess of US$1 billion in additional network roll-out for the 2005 financial year. Notwithstanding the very high cost of doing business in the region, tariffs in Nigeria are competitive by international standards.

# Operational performance
## – MTN Nigeria *continued*

### Customer services

MTN Nigeria has expanded its network throughout the country at a rapid rate this year. To date, the company has ten Friendship Centres servicing six main regional hubs (Lagos, Abuja, Kano, Enugu, Ibadan and Port Harcourt). In addition, MTN is actively working towards strengthening the network to reduce service disruptions and improve call quality. Certain states are serviced by satellites, which may slightly compromise quality, but are the only reasonable way to overcome landscape challenges. MTN Nigeria is committed to improving the overall customer experience. The company is aware of the need to improve the level of service at call centres, and as a result, is developing a new call centre, improving its interactive voice recognition system and increasing dealer and sub-dealer training and staff training.

### Investing in our staff and business partners

A focus this year has been the development of management systems with clear reporting structures throughout the operation, consistent with Group practice. A total of 382 systems were enacted at MTN Nigeria during the year. The company's commitment to investing in the region is reflected in its efforts to build capacity and skills among Nigerian nationals. The company is proactive in attracting skilled Nigerians back from London and New York, with the aim of bringing much needed skills developed outside Nigeria back into the local economy. This forms part of a strategy to reduce the number of expatriate staff and to develop local skills through skills transfer and to provide for succession planning. There is a highly developed sense of duty among Nigerians returning from abroad to assist less fortunate citizens, which is impacting positively on MTN Nigeria.

The workforce is growing at a significant rate: nearly 620 employees were recruited last financial year with a further 1 150 expected in the 2004 – 2005 financial year. MTN Nigeria is mindful that adequate training of staff is imperative if the quality of its services and its brand reputation are to be maintained and improved. As at 31 March 2004, total staff members (permanent nationals, contract workers, expatriates) numbered 1 618, of which 1 436 were permanent and 163 expatriates. Currently, at operational level, there are 64% males to 36% females, whereas in management, the percentages are 87% and 13% respectively. Succession planning and staff retention strategies are in place and the company is investigating internship opportunities.

### Safety, health and environment issues

MTN Nigeria has a comprehensive SHE policy and corporate plan in place, with assessments conducted quarterly. Compliance with the policy is mandatory for all employees and contractors, requiring formal reporting of all incidents, minor and major, and any unsafe conditions.

MTN Nigeria is developing a series of HIV/AIDS awareness and prevention workshops for its staff, and is currently drafting an HIV/AIDS policy based on the MTN Group policy.

The company utilises approximately two million litres of diesel per month for its generators to supply reliable electricity at base stations. MTN Nigeria is working towards ISO 14001 certification. A comprehensive environmental impact assessment ("EIA") completed for the Federal Ministry of Environment has been provisionally approved.

## Addressing stakeholder concerns

*MTN Nigeria is committed to addressing and communicating on the following issues identified by stakeholders:*

- *Focused strategies in anticipation of aggressive competition*
- *Improved tariff and billing structures, and plans for product development*
- *Implementation of adequate systems to make effective conversion to per-second billing*
- *Less service interruptions and better quality of connections*
- *Promote infrastructure sharing to increase level of interconnectivity at lower prices*
- *Improve customer complaints management system*
- *Manage visibility of the company's communication service activities*
- *Formalise stakeholder engagement activities*
- *User-friendliness of purchasing SIM cards and loading recharge cards*
- *Concerns relating to diesel consumption, possible supply shortage and rising prices*
- *Increase level of procurement to local suppliers*
- *Leverage its influence to raise levels of social consciousness among other corporates*



*MTN Nigeria's Chief Marketing and Strategy Officer, Afam Edozie, hands over keys of an ambulance sponsored by MTN.*

# Operational performance

## – MTN Nigeria *continued*

> *"MTN has been doing very well with respect to network coverage throughout Nigeria. Rural coverage is improving . . . even in my village, Ijero Ekiti in Ekiti State, which is in one of the most remote parts of Nigeria."*
>
> ***Hon Yemi Arokadare – Chairman, House Committee on Communications***

Environmental initiatives include:

- Drop-off facilities for used telephone batteries at Friendship Service Centres
- Tenders in progress for the introduction of biodegradable recharge cards
- Recycling initiatives in place for mobile handsets and battery components
- Initiatives to address pollution from generators, including environmentally-friendly disposal of fuel and filters from generators at regular intervals
- Monitoring the environmental impact of carbon dioxide emissions, waste oil and fuel
- Implementation of a solid waste recycling programme and paper shredding machines

## Corporate social investment programme

Subsequent to the financial year-end, the MTN Foundation was established as a separate division to oversee CSI projects and to forge and develop long-term partnerships with strategic partners such as the Growing Business Foundation. MTN Nigeria will commit one percent of PAT towards CSI, with greater focus on health education and economic empowerment projects.

During the reporting period, R29 million was invested in various corporate responsibility initiatives, with a focus on health programmes – primarily aimed at women, children and HIV/AIDS – youth education, sports, and arts and culture. Substantial contributions were made towards orphanages and child welfare. The company donated hundreds of telephones to the police and other institutions to facilitate their work.

HIV/AIDS prevalence is escalating in Nigeria. In a population of 130 million (March 2004) it is estimated that more than three million (2,3%) are infected. MTN Nigeria has permanent advertisements to promote HIV/AIDS awareness displayed around the country.

Additional initiatives include:

- Telecom Stakeholders' Roundtable: a public platform to engage with stakeholders more meaningfully on issues in the Nigerian telecommunications industry. Participants include students, academics, journalists, lawmakers and corporate representatives.
- MTN Nigeria Talking Point: an advocacy programme broadcast on national television, to inform and educate subscribers and the general public on MTN Nigeria's GSM.
- A publication entitled *"GSM Brings Development"* to communicate the far-reaching positive impact of GSM in Nigeria.

- *Y'ello* magazine: a quarterly in-house magazine and important communication tool. It is widely distributed to stakeholders including MTN Nigeria staff, shareholders, dealers, suppliers and subscribers.
- MTN Volunteer Scheme: a recently introduced initiative – more than 250 MTN Nigeria staff members will volunteer their time and skills towards community programmes and assisting schools.
- Expansion of MTN Nigeria Book Aid, an initiative to bridge some of the shortcomings in Nigeria's educational system. The company provided in excess of 1 000 000 books this year.

# *Empowering communities in which we operate*

## Case study: Ogene Ladies' Community Phone Project

*MTN Nigeria has operated a micro-credit enterprise system called the Ogene Ladies' Community Phone Project in Enugu since April 2002. This project is implemented in partnership with the Growing Business Foundation ("GBF"), a non-governmental organisation. MTN Nigeria provides women in local communities with SIM packs, phones, recharge vouchers and booster cards under a micro-credit scheme. GBF provides formal training and capacity building to enable the women to operate payphones in their communities. The community phone project has been replicated under the name of "Ntakroc" in Akwa Ibom state. The investment in capacity building and training has provided a solid foundation for the rapid development of the programme. There are currently 65 beneficiaries and the roll-out of further phone centres is gaining momentum. There are, however, many challenges in bringing telecommunication to rural areas. These include lack of access to electricity or alternate power supplies, and the hilly terrain in many areas that creates transmission obstacles and induces additional infrastructure costs. MTN's commitment to overcoming these challenges has prompted GBF to set the ambitious target of installing more than 200 rural phone centres by July 2004. The healthy partnership between MTN and GBF has resulted in a flourishing project to improve and enhance the quality of life in rural communities.*



*Ogene Ladies' Community Phone Project beneficiaries.*

# *Operational performance*
## *– MTN Cameroon*

## Performance highlights

As at 31 March 2004:
- Fifth-largest company in Cameroon
- Revenue increased by 22% to R1 069 million
- Profit after tax of R219 million
- EBITDA increased by 52% to R450 million
- 581 000 subscribers, representing a 35% increase since last year
- ARPU of US$24
- Network expanded into more remote areas with a total of 219 operational base station sites compared with 155 in 2003
- Switch building in Douala almost fully operational

*Subscriber base*
*('000)*



67
224
431
581
01
02
03
04


## Market information

| | |
|---|---|
| Population | 16,6 million |
| Mobile penetration | 6,7% |
| Market share | 52% |

## Operational information

| | |
|---|---|
| Pre-paid/post-paid mix | 98%/2% |

## Financials

| | **2004 Rm** | 2003 Rm |
|---|---|---|
| Revenue | **1 069** | 874 |
| EBITDA | **450** | 297 |
| PAT | **219** | 102 |

MTN Cameroon continues to grow in stature both as a successful business exceeding financial forecasts, and as a valued contributor to the socio-economic development of the country. Now in its fourth year, the company has the mechanisms to achieve sustainable growth and profitability firmly in place, providing the requisite foundation on which to build sustainability throughout the operation and grow to realise the company's vision of being a vital part of a communicating society. Estimated to be the fifth-largest company in the country, MTN Cameroon is eager to leverage its position of influence to raise the level of social consciousness among other companies.

## Corporate governance practices

The Board of MTN Cameroon consists of six permanent members: two from Cameroon and four from South Africa. The board is supported in its activities by a human resources committee and an audit committee. Corporate governance practices are guided by the South African King II report. The operation has an agreed code of conduct, and maintains a strong policy of zero-tolerance for corruption, which is a dismissible offence.

## Contributing to the economic development of Cameroon

MTN Cameroon's positive impact on the development of the national telecommunications infrastructure is increasingly felt as the network expands into more remote rural areas, significantly exceeding its licence obligations in this respect. The quality and reliability of MTN Cameroon's network are improving and the company has consolidated its market leadership in a highly competitive environment. Committed to being a major player in the national economy of Cameroon, it endeavours to facilitate and promote ease of access to communications and stimulate entrepreneurship in a safe, supportive environment. Local suppliers are involved wherever possible and the company relies on a number of external consultants. There are now 219 operational base station sites spread across the country's ten provinces, resulting in significant benefits in terms of direct and indirect job creation, as well as generating public and private revenues for investment in meeting public objectives. The switch centre completed last year in Douala is equipped with advanced technology to oversee all network-related processes, anticipate and respond appropriately to ensure optimal performance, and co-ordinate technical support and maintenance of equipment and facilities at base site station sites.


2
3
4
*Douala service centre.*

MTN Cameroon's payments to government during the year amounted to R193 million for licence fees, direct and indirect taxes.

## Investing in our staff and business partners

Numerous initiatives have been undertaken to streamline the business and establish a dependable, transparent and fair system, appreciated for its strategic direction. Revised structures to ensure the satisfaction and well-being of our staff include a review of individual job descriptions, corresponding salary structures and appraisal systems. Individual staff training requirements are identified after each bi-annual evaluation and undertaken wherever feasible, locally and overseas. Experience gained from MTN South Africa's Talent Care programme will inform the introduction of a similar programme in MTN Cameroon. Additional social benefit programmes have been introduced for staff, their spouses and immediate family, with emphasis on healthcare.

Managing HIV/AIDS within the workplace remains a central focus. Efforts extend beyond the dissemination of educational material, seminars and the ready availability of condoms, to involve external partners with direct access to medical expertise and facilities, such as HIV/AIDS testing. An HIV/AIDS policy based on that of the South African operation is being adapted for local implementation

# Operational performance
## – MTN Cameroon *continued*

> *"MTN's integrity is above average and our customer relations experience with the company is excellent. As a corporate citizen MTN is in the top rung, engaging in an impressive range of projects in the community, setting an example for other private sector companies."*
>
> *Mr Duane Troyer – Director of Technical Services/SIL Cameroon, a non-profit organisation*

and will be communicated to staff. An on-site infirmary is to be established shortly, with a nurse present daily and a doctor consulting twice a week.

MTN Cameroon is committed to equity and non-discrimination in the workplace and seeks to achieve a suitable balance in gender and local/regional representation in the workplace. The current workforce gender ratio stands at 57% male to 43% female. The company's ongoing efforts to localise management and employees through recruitment and training of Cameroon nationals have resulted in a local staff complement of 97%. There has been no recent industrial action at MTN Cameroon.

## Safety, health and environmental impacts

The health and safety of staff is overseen by a number of risk management processes, focused on prevention. Safety concerns centre around risks associated with climbing towers during routine maintenance and road traffic accidents. The company provides training and safety harnesses for all maintenance personnel and runs a series of courses on defensive driving. A refresher course on tower safety is an annual event and we are pleased to report that no serious accidents occurred this year.



*Maintenance of a network support structure in Cameroon.*

Environmental impact assessments are carried out at each base station by independent consultants before clearance is given. A strict schedule is followed for the maintenance and replacement of parts of equipment and facilities at each base site station, to ensure optimum safety and efficiency and minimise the risk of disruption. Investigations continue into the viable implementation of solar panels as an alternate power source, but there are technical and economic challenges to contend with.

We are pleased to report the introduction of biodegradable recharge vouchers – approximately two million of which are sold by MTN Cameroon each month – as a key development in minimising the negative impact on the environment. Further tenders are in progress. Generators at each of the 219 base station sites are being systematically replaced with quieter ones to reduce noise disturbance. There were no serious environmental complaints in the year under review.

## Corporate social investment programme

MTN Cameroon has consolidated partnerships with organisations such as the World Bank and the National Committee against HIV/AIDS. Key elements of MTN Cameroon's CSI programme include increasing public awareness on HIV/AIDS, investing in training and education programmes for medics and the youth, and providing support for cultural and

## Addressing stakeholder concerns

*MTN Cameroon is committed to addressing and communicating on the following issues identified by stakeholders:*

- *New products and services*
- *Tariff and billing structures*
- *General data on the company's social and environmental impact*
- *Nature of its activities to develop skills in the local IT sector*
- *Recycling initiatives*
- *Activities contributing to local environmental regeneration*
- *HIV/AIDS initiatives*


MTN WHOLESALE DEALER
MASTER PHONES CENTER
MTN

*Buea Street dealer, Cameroon.*

# Operational performance
## – MTN Cameroon *continued*

> *"The partnership between the World Bank Office in Cameroon and MTN is simply outstanding. MTN has not only shown genuine interest in supporting NO AIDS Caravan sponsored by the World Bank, UNAIDS, the National Committee against HIV/AIDS, and Synergies Africaines, it has provided financial and logistical support to give it the desired visibility nationwide. By having MTN on our side in the fight against this pandemic, we are setting an example that others in the private sector will hopefully follow as there is no better way to clearly demonstrate corporate social responsibility."*
>
> *Madani TALL – World Bank Cameroon*

artistic events. The company sponsors technical training programmes and forums relating to the information communications and telecommunications sector. Specific projects include the *rehabilitation and development of a local health* centre and a free vaccination campaign.

MTN Cameroon is proud to be the principal sponsor of the Cameroon Football Federation ("FECAFOOT"), which promotes the long-term development of soccer at all levels, with particular focus on the youth. The country is united in its passion for football and we believe the social and economic benefits of this support are significant, with growing emphasis on development at a local level.

MTN Cameroon invests over one percent of PAT in corporate social investment. A total of R4,7 million was committed to CSI projects during the reporting period. Regular monitoring of the delivery of objectives against set targets is undertaken, and internal audit procedures are in place to ensure that all corporate social investments are effectively applied to the specific causes to which they were allocated.

MTN

# The youth of Cameroon, the future of the country

## Case study: NO AIDS Caravan

*The youth of Cameroon, and consequently the future of the country, is under significant threat from the spread of HIV/AIDS. Efforts to address this growing concern are imperative both at government level and within the private sector. MTN Cameroon is the proud strategic partner of the World Bank Office in Cameroon in an HIV/AIDS awareness campaign called NO AIDS Caravan, targeting youth. Other prominent sponsors of the campaign are UNAIDS, the National Committee against HIV/AIDS, and Synergies Africaines.*

*The campaign has been rolled out in the four main regions of Cameroon, conveying and discussing HIV/AIDS issues with thousands of students at select schools in each region. The process of sensitisation includes the distribution of HIV/AIDS education material, condoms and brooches. Each visit is rounded off with a grand open-air concert where celebrated artists perform under the banner of NO AIDS Caravan. The campaign is a tremendous success and will be replicated at schools in more remote regions around the country this year. MTN offers logistical and financial support to the campaign and is negotiating with local media representatives to measure and report a bi-weekly update of the impact the campaign is making in each region.*



*Creative AIDS awareness campaign.*
*MTN Cameroon has picked up the challenge to fight against HIV/AIDS.*

# *Operational performance*

## *– MTN Uganda*

### Performance highlights

As at 31 March 2004:

- Market leader with 66% mobile market share
- Helping to triple Uganda's teledensity since its launch
- Mobile subscriber numbers grew to 495 000 from 363 000 last year, representing a 36% increase
- Introduction of the MTN VillagePhone project, which provides access to telecommunications to remote areas
- Achieved border to border coverage in 39 district capitals as stipulated in the license and still extending coverage to 140 towns and villages with coverage of 70% of the population
- Voted most respected Ugandan company, most respected ICT company in East Africa and third most respected company overall in East Africa, in a PricewaterhouseCoopers survey

*GSM subscribers*
*('000)*


150
222
363
495
01
02
03
04

### Market information

| | |
|---|---|
| Population | 24,5 million |
| Mobile penetration | 3,1% |
| Mobile market share | 66% |

### Operational information

| | |
|---|---|
| Pre-paid/post-paid mix | 98%/2% |

### Financials

| | **2004 Rm** | 2003 Rm |
|---|---|---|
| Revenue | **917** | 1 124 |
| EBITDA | **453** | 533 |
| PAT | **199** | 223 |

MTN Uganda is in its sixth year of operation, providing fixed-line, fibre optic, wireless local loop and GSM mobile communications to a largely under-serviced market. The company exceeded growth forecasts for the year and withstood strong competition from two other cellular operators to retain market leadership with approximately 66% mobile market share. The company strives to enhance its positive impact on the country's development, driving projects to bring communication within the reach of the majority of the population living in rural communities, while supporting and stimulating entrepreneurship and job creation.

## Corporate governance and risk management

MTN Uganda is committed to implementing effective corporate governance and risk management practices using King II (South Africa), Turnbull Report (UK) and Sarbanes-Oxley Act 2003 (USA) as guiding authorities on best practice. The company has taken an aggressive stance of zero tolerance of all forms of fraud and corruption. Tight policies and procedures are enforced internally, including a confidential fraud line. MTN anti-fraud posters are disseminated to dealers and displayed in MTN offices and centres.

A conflict of interest policy is in the process of being finalised.

MTN Uganda is committed to developing a risk awareness culture within the operation. An integrated risk management framework covering all aspects of operations and sustainability issues is strictly monitored. Reporting structures with clearly-defined lines of responsibility are in place to ensure effective management.



*Members of a micro-finance institution with a new VillagePhone operator in Uganda. VillagePhone helps to connect villagers to those outside the village.*

## Contributing to the socio-economic development of Uganda

MTN Uganda's commitment to investing in Uganda in the long term is demonstrated by the nature of its ongoing investments in the region. The initial capital investment of US$40 million has increased to more than US$190 million as the company continues to expand coverage throughout the country and to focus efforts on lowering the financial and geographic barriers to telecommunications access.

The launch of the MTN VillagePhone project in partnership with the Grameen Foundation USA is rapidly increasing teledensity in rural areas, offering connectivity to poorer communities. Innovative phone bureau set-ups are installed in areas where electricity is unavailable. These rely on power from a car battery or solar panels, connected to the network with a booster antenna. The phones are purchased and operated by entrepreneurs who rely on loans from micro-finance institutions. MTN offers basic connectivity with special rates and provides a business model to owners as a guide to operating a business. To date, over 315 phones have been installed countrywide, with about 190 applications pending. The five-year target is to install 5 000 phones.

MTN Uganda's procurement practices strive, as far as possible, to make use of local suppliers and contractors. We are pleased to report that tariffs have been reduced for pre-paid and post-paid services, and public payphones have been introduced at competitive rates. In addition, we have introduced pre-paid fixed-line services and a business solution centre which offers internet-enabled tele-communications and a one-stop establishment for fixed-line communications with a demonstration room, sales point and futuristic technology display.

MTN Uganda's efficient operations are attracting the business of many head offices of leading East African companies. The company is the second-largest taxpayer, contributing approximately 20% of the government's total corporate tax budget.

## Investing in our staff and business partners

MTN Uganda has formal policies and procedures in place to ensure the health, safety and well-being of

# Operational performance
## – MTN Uganda *continued*

> *"In respect to the state of each mast visited, there was an overwhelming compliance with the assumed environmental impact assessment…"*
>
> ***Department of Civil Engineering Makerere University, Kampala environmental audit report***

its staff. A committee of employee representatives reports to senior management with input on policy issues and suggestions for workforce and business improvement. MTN has an intranet available to its staff, where all relevant information on policies and procedures is readily accessible. There has been no industrial action at MTN Uganda in the last five years.

The company provides a diverse range of training for its staff at all levels, including courses in customer care, training and awareness of technology, defensive driving and training in fire fighting procedures for selected staff. There is a focus on developing IT and middle management skills, to make provision for fast company growth and succession planning.

The company has well-established HIV/AIDS initiatives in the workplace, including an ongoing educational programme and easy access to condoms. MTN Uganda has a strategic alliance with a treatment centre that offers staff confidential HIV/AIDS testing at minimal cost, and anti-retroviral drugs. The company is recruiting a dedicated resource who will be in charge of protecting the health and safety of its staff. There have been no fatalities since the operation's inception.

### Minimising environmental impact

MTN Uganda's activities comply with Uganda's National Environmental Management Act ("NEMA") and deliberate policies are in place for achieving ISO certification. In accordance with NEMA, an environmental impact assessment is undertaken for every proposed base station and the company publishes an annual environmental report on its activities. MTN recommissioned an annual environmental audit of 30 MTN communication masts throughout the country from the Department of Civil Engineering Makerere University. The audit reviews such issues as raw material use, atmospheric emissions, water protection, solid waste, noise, transportation and their contribution to socio-economic enhancement. The report confirmed MTN's compliance with the required environmental standards, and lauded the company's positive contribution towards economic development and improved quality of life. MTN Uganda respects environmental concerns expressed by its stakeholders. A designated group convenes every quarter to discuss the latest research findings regarding the possible harmful effects of electro-magnetic frequency ("EMF") emissions and the company is committed to informing its stakeholders of any developments.

The company adheres to international benchmark tolerance levels for emissions of certain gases in the telecommunications industry, as well as to relevant South African standards. Generators are serviced and refuelled by a reputable local company to ensure minimal leakages into the soil. The company received one environmental complaint during the review period regarding noise pollution. A silencer was subsequently installed and an enclosure built for the relevant generator.

MTN promotes the use of electronic airtime vouchers and scratch-cards made of biodegradable material. Collection bins are placed at MTN outlets for used airtime cards. The company is looking to include handset recycling in its environmental policy.

## Corporate social investment programme

MTN Uganda pursues an active corporate social investment programme. During the reporting period, the company spent R907 000 in a variety of projects. These included initiatives for rural development, job creation, and HIV/AIDS prevention. MTN Uganda sponsored the construction of two schools this year

## Case study: MTN Uganda building houses, connecting people ...

*Under the theme of "Building Houses, Connecting People", over the past five years, in partnership with Habitat for Humanity Uganda ("HFHU") – a division of the non-profit, nondenominational Christian housing organisation Habitat for Humanity International ("HFHI") – MTN Uganda has sponsored the construction of over 250 low-cost houses for deprived Ugandan families in rural communities around the country. The HFHU operations are currently spread throughout 18 districts and 43 communities, mainly in Eastern, Western and Central Uganda.*

*The project is an ongoing corporate social responsibility programme and a model of sustainability. While MTN has agreed to sponsor the construction of 20 houses each year, the company also indirectly contributes towards the construction of many houses all over Uganda. This is because the houses – which cost approximately $1 500 each to build – are sold to low-income earners who then pay off the purchase over a period of seven to ten years in monthly instalments of approximately $8. The mortgage payments are re-invested to build additional houses. The project relies on homeowners and volunteers to build the houses under trained supervision. MTN employees are involved in the construction process – mixing mortar, carrying bricks, laying the bricks, and so forth. To date, MTN Uganda has been documented as HFHI's biggest corporate sponsor in Africa. MTN has also initiated a partnership with a local solar power company (Ultra Tech) to provide lighting to some of the completed houses. The initial beneficiaries are homeowners who have paid off their mortgage, or are about to complete their payments. This scheme will be progressively extended to benefit other families.*



*MTNers in collaboration with Habitat for Humanity involved in the construction process.*

# Operational performance

## – MTN Uganda *continued*

and staff participated in the painting and furnishing of classrooms. MTN Uganda is a partner in the Uganda Connect Schools Project, providing connectivity (fixed-line/wireless/GSM) to 40 targeted schools this year. MTN Uganda sponsors a number of sporting and musical education activities aimed at former street children. The company contributes one percent of turnover to the Rural Communications Development Fund administered by the Uganda Communications Commission. Other beneficiaries include the Red Cross for Northern Uganda and the Uganda Wildlife Authority.

### Addressing stakeholder concerns

*MTN Uganda is committed to addressing and communicating on the following issues identified by stakeholders:*

- *Focused strategies in anticipation of additional competition after 2005*
- *Tariff structures and efforts to introduce innovative products and quality services*
- *Continuous review of policies and procedures for all functions to assess continued relevance and effectiveness*
- *Evidence of MTN Uganda's commitment to investing in training and technology*
- *Efforts to promote the re-use of handsets and develop handset recycling initiatives*
- *Regular environmental audits and implementation of an explicit environmental management strategy, with a view to achieving ISO 14001 certification*
- *Reducing noise output from generators and investigating possible use of solar power*


SIEMENS

*Okumu James Onyango, solar phone owner, Uganda.*

# Operational performance

## – MTN Rwanda

## Performance highlights

As at 31 March 2004:

- Subscriber numbers of 146 000 up from 105 000 in March 2003, representing a 39% increase
- ARPU of US$22
- Introduction of four franchises and a customer relationship management ("CRM") sub-forum
- Network coverage in all major towns in the 12 provinces
- Vigorous network expansion into rural areas
- Introduction of the Village Community Phone project

*Subscriber base*
*('000)*


39
69
105
146
01
02
03*
04*

## Market information

| | |
|---|---|
| Population | 8,7 million |
| Mobile penetration | 1,2% |
| Mobile market share | 100% |

## Operational information

| | |
|---|---|
| Pre-paid/post-paid mix | 98%/2% |

** Including Supercell: 2004 – 40 000 (2003: 26 000)*

## Financials

| | **2004 Rm** | 2003 Rm |
|---|---|---|
| Revenue | **242** | 280 |
| EBITDA | **108** | 130 |
| PAT | **51** | 60 |

MTN Rwanda is in its sixth year of operation as the sole mobile service provider in Rwanda. The network is being progressively expanded to more remote rural parts of the country with 77 base stations covering the 12 provinces. The subscriber base has steadily grown to over 146 000. MTN Rwanda remains the most prominent brand in the country.

The company is committed to maximising shareholder value through the delivery of quality, innovative telecommunication products and services while playing a leading role in the socio-economic development of the country.

## Corporate governance practices

The Board of MTN Rwanda consists of six non-executive directors who meet quarterly. The company has developed its own set of corporate values based on those of the MTN Group, placing emphasis on integrity and taking a strong stance in the prevention of fraud and corruption.

# Operational performance
## – MTN Rwanda *continued*

### Contributing to the socio-economic development of Rwanda

Cellular services have become an indispensable communication tool in Rwanda; before MTN's arrival five years ago, there were only 20 000 fixed telephone lines. MTN is currently focusing on expanding its network into more remote areas of the country, putting telecommunications within reach of 95% of the population living in rural areas. MTN's activities in the region have had significant benefits in terms of stimulating job creation and business development opportunities. The company is an important mainstay of local suppliers and provides valuable support for industry exhibitions, sport sponsorships and a local bus company.

Payments to government during the year amounted to more than R24 million for licence fees, direct and indirect taxes.

MTN Rwanda's exclusivity period has ended and it is expected that a competitive mobile operator will be introduced shortly.

### Customer service

MTN Rwanda has established a network of dealers across the country, with various outlets offering a wide range of cellular phones and accessories to customers. A franchise programme has been introduced to rapidly expand our operations throughout the country. Four franchises have been launched, with a demonstration centre in each town. The MTN Rwanda call centre was moved to a quieter area and upgraded with advanced technology and software, and additional resources. Training in customer care is provided for call centre staff and



*Service centre, Kigali, Rwanda.*

dealers. The billing system for post-paid subscribers has been upgraded and a CRM sub-forum has been established in MTN Rwanda's quest to build and develop strong relationships with business subscribers.

### Tariff structures

The issue of tariffs is of great interest to many stakeholders and MTN Rwanda recognises the need to communicate further with its stakeholders and manage perceptions in this regard. The high costs associated with maintaining and expanding the network and improving customer service, including import taxes, have an impact on tariffs. MTN Rwanda strives to streamline its operating costs to provide the most affordable services.

## Investing in our staff and business partners

MTN Rwanda is committed to building capacity and skills among Rwandan nationals and to implementing a policy of localisation in its recruitment and succession policies. Currently, 99,5% of its staff are Rwandan nationals. As part of its localisation programme, it supports a number of Rwandan students in their training in South Africa as engineers, as well as providing them with internship opportunities. During the reporting period, a revision of the performance management system was in progress, in line with the MTN Group's drive to standardise monitoring and reporting systems across its operations.

## Health, safety and environmental issues

MTN Rwanda is reviewing its internal systems to implement a formalised approach to health, safety and environmental management. During the period there were no serious environmental complaints. The company recognises the need for concerted efforts to develop internal HIV/AIDS awareness initiatives and support structures, while acknowledging the need to respect cultural sensitivity. An HIV/AIDS policy based on that of MTN South Africa is being localised and will be communicated to staff.

During the year, MTN Rwanda was advised by MTN South Africa on implementing network policies and

## Addressing stakeholder concerns

*MTN Rwanda is committed to addressing and communicating on the following issues identified by stakeholders:*

- *Billing strategies and possible plans to reduce tariffs*
- *Focused strategies in anticipation of competition*
- *Nature of activities to develop skills in the local Information Technology (IT) sector*
- *General data on social and environmental impacts*
- *Efforts to improve network congestion and down-time*
- *Evidence of MTN Rwanda's commitment to investing in training and technology*
- *Possible plans to introduce recycling initiatives*


M N

*A new MTN outlet, part of a network of dealers across Rwanda.*

# Operational performance
## – MTN Rwanda *continued*

procedures. Systems have subsequently been put in place to monitor and measure environmental impacts against a clear set of objectives and targets.

## Corporate social investment programme

MTN Rwanda continues to focus its corporate social investment on a range of sustainable projects that contributes to the socio-economic development of the country. During the year under review, the company committed R1,7 million to projects such as sponsoring secondary school students in each of the 12 provinces and assisting with the construction of roads. MTN Rwanda is a significant sponsor of sporting activities that have an important beneficial impact on local communities. Other investments include supporting the rural women's networks initiatives and enhancing ICT skills through the provision of computers to organisations. MTN Rwanda sponsors several socially-orientated sports programmes and is a principal sponsor of the first public library in Kigali. The attractive and well-maintained MTN roundabout in Kigali is a highly popular public venue, particularly for wedding photos.

For three years now, the company has provided the national police with a toll-free emergency line from a mobile phone, and sponsored the organisation of regional trade exhibitions to promote the products and services of local farmers.

An MTN Foundation will be established in the next financial year.

## Case study: MTN Rwanda Village Community Phone project

*In February 2004, MTN Rwanda began the roll-out of the highly successful payphone service, locally dubbed "Tuvugane" which literally means "we can all talk".*

*The Tuvugane initiative, otherwise known as the village community phone project, is part of MTN Rwanda's drive to increase teledensity in rural areas throughout the country. For those who cannot afford a mobile handset, the new service puts telecommunications within their reach for the first time.*

*The Tuvugane phone was specifically designed to serve the rural market. Rural entrepreneurs rely on micro-financing assistance to purchase the Tuvugane phone and start a personal business of selling airtime units to the local community. MTN Rwanda subsidised the sale of the first 100 phone units.*

*The Tuvugane handset is manufactured by a South African company and was designed for challenging rural conditions. Although the phone looks like a fixed-line phone, it is mobile and uses a GSM SIM card with a small antenna. The unit can be powered by solar energy if electricity is unavailable. Each phone comes with a SIM card and 20 000 Rwandan francs worth of airtime units.*

*"This indeed is a great moment for our business," a local farmer said at the launch of the project. "It will help me and fellow farmers to monitor the trend in prices for our potatoes, especially in the urban areas."*



*A representative of the Rwanda private sector tries out a phone at the project launch.*

# Operational performance
## – MTN Swaziland

## Performance highlights

As at 31 March 2004:

- Subscribers total 85 000, representing a 25% increase since 31 March 2003
- Revenue increased by 21% underpinned by a stable network
- Profits after tax rose 33%
- ARPU of US$31

*Subscriber base*
*('000)*



33
55
68
85
01
02
03
04


## Market information

| | |
|---|---|
| Population | 1,1 million |
| Mobile penetration | 7,7% |
| Market share | 100% |

## Operational information

| | |
|---|---|
| Pre-paid/post-paid mix | 96%/4% |

## Financials

| | **2004 Rm** | 2003 Rm |
|---|---|---|
| Revenue | **233** | 194 |
| EBITDA | **107** | 85 |
| PAT | **53** | 39 |

MTN Swaziland is mid-way through its ten-year exclusive cellular licence period. The company's network now provides geographic coverage of 78% of Swaziland and population coverage of 88%. The local market is approaching maturity, with mobile penetration currently at 7,7%. MTN Swaziland has 66 base stations and 100 payphones installed around the country. The company has established itself as a responsible leader in corporate social responsibility and is committed to acting as a positive agent for change.

## Corporate governance

The company's corporate governance practices are guided by the Board of Directors and by Group requirements. A Code of Ethics was issued in 2003, and a fraud policy is in place. MTN Swaziland takes a strong position on corruption, which is a dismissible offence.

# Operational performance
## – MTN Swaziland *continued*

### Contributing to Swaziland's socio-economic development

Cellular services have made a significant difference to communications in a country where the local fixed-line network now has a lower penetration than that of the mobile operator. MTN Swaziland is expanding its services throughout the country, even in areas with no existing communications infrastructure. Increased access to telephony in rural areas has provided communications for the first time in some areas and created new business opportunities for phone centre operators, as well as generally stimulating business development. MTN Swaziland believes in local empowerment through local procurement where it makes business sense. The company has joined forces with a number of NGOs to provide financial and technical support on a range of issues including water infrastructure projects and small-scale entrepreneurship.

MTN Swaziland's tax and licence fee payments for the year amounted to R3,3 million.

### Tariff structures

Tariffs remain a prominent issue of interest to many of our stakeholders. MTN Swaziland reduced the rate of its SIM cards and access fee card this year. When discussing tariffs, it is important to understand that there is considerable expenditure involved in maintaining and developing the infrastructure and system requirements to ensure reliable, quality network and customer services. It is also important to consider tariffs in the context of the significant benefits that MTN's activities have had on Swaziland, in terms of direct and indirect job creation, increased government revenue and enhanced opportunities for large and small businesses.

### Commitment to customers

MTN Swaziland is committed to providing reliable and affordable products and services, and efficient customer service. The company has extended its coverage to most geographic areas within Swaziland to bring communications in reach of the rural population. It has improved the efficiency of its call centre and made efforts to improve the quality of connections and reduce network congestion to negligible levels.

### Investing in our staff

There has been considerable development at a senior level within MTN Swaziland, with the appointment of a new chief executive officer, chief financial officer and chief technical officer. There are currently 74 full-time employees, 16 contractors and no expatriates. MTN Swaziland is committed to staff development and is focused on building brand and staff loyalty. It has a notional share incentive scheme for employees.
A consultative forum is in place to enhance the level of communication within the company.

### Health, safety and environmental issues

The company operates a health and safety policy with documented procedures covering issues such as training and education, fire detection, evacuation, safe working practices and incident and accident reporting. Implementation of the policy is monitored through a safety committee and meetings occur quarterly. There have been no work-related fatalities at MTN Swaziland since the operation's inception.

MTN Swaziland was the first company to advertise health, safety and emergency messages on billboards and has encouraged other corporates to follow suit. MTN Swaziland has a draft HIV/AIDS policy based on the Group policy, which will be implemented and communicated to staff by September 2004. The office is looking at the establishment of a HIV/AIDS programme to deal with the issues of education and training, voluntary HIV/AIDS counselling and testing, and the elimination of unfair discrimination. The programme will be applicable to all employees and, where possible, includes their dependants.

MTN Swaziland is implementing an environmental policy based on that of the MTN Group whilst taking into account existing local environmental policies.

## Corporate social investment

Social responsibility is an area where private sector companies can make a significant difference in Swaziland. The promotion of HIV/AIDS awareness, water availability and rural electrification, as well as rural infrastructure development, is key to the

## Addressing stakeholder concerns

*MTN Swaziland is committed to addressing and communicating on the following issues identified by stakeholders:*

- *Tariff and billing structures*
- *Plans to develop product and service offering*
- *Implementation of adequate systems to make effective conversion to per-second billing*
- *Service interruptions and quality of connections*
- *Improve subscriber complaints management system*
- *Managing perceptions of the company's activities*
- *Training staff and local skills development*
- *Gender equity in the workplace*
- *Increasing level of outsourcing to local suppliers*
- *Demonstration of commitment to Swaziland through CSI projects*
- *HIV/AIDS awareness initiatives*


hello

*Minister of Tourism, Environment and Communication, Ms Thandi Shongwe (centre) flanked from left to right by MTN Swaziland Chairman of the Board Mr David Dlamini, Principal Secretary Mr Mduduzi Magogo, MTN Swaziland CEO Mr Themba Khumalo, Under-secretary Princess Gcebile and management team.*

# Operational performance
## – MTN Swaziland *continued*

future development of the country. MTN Swaziland contributes financially to the national HIV/AIDS awareness campaign and works in conjunction with NGOs to address concerns within the broader community.

In accordance with its licence obligations, MTN Swaziland invests significant profits back into the local community. The company plans to adopt a rural school and provide a computer laboratory with refurbished computers. This project will be implemented through the national Computer Education Trust, which was established to improve computer literacy at rural high schools in the country.

Sponsorship of local soccer is extensive and an ongoing focus area.

A more focused and long-term commitment to CSI is being considered with the objective of increasing our contribution and promoting awareness of the positive role played by the company in social investment activities.

During the reporting period, the company invested R589 000 in CSI projects.

## Case study: MTN Swaziland Golf Academy

*MTN's CSI programme also aims to make a meaningful contribution towards sports development. To this end, MTN Swaziland Golf Academy is playing an important role in creating opportunities for young people to receive coaching and participate in the sport. During the reporting period, MTN's sponsorship of the Golf Academy amounted to R66 000.*

*Nobuhle Dlamini (photo) is one of two beneficiaries of the Golf Academy who will be representing Swaziland in the British Junior Open Championship to be held in Scotland in July 2004. Thirteen year-old Nobuhle was the only girl to qualify for entry into the girl's category of the sixth Junior Open Championships 2004.*



# MTN Group Limited Sustainability Report 2004

## Performance tables



*This section summarises key indicators for the Group's sustainability performance*


MTN

*MTN Group headquarters Johannesburg, South Africa.*

# *Performance tables*

*Note: the period under review is the financial reporting period, from 1 April 2003 – 31 March 2004*

## Sustainability performance for the MTN Group

| Data parameter | Units | 2003/2004 | 2002/2003 | 2001/2002 |
|---|---|---|---|---|
| ECONOMIC PERFORMANCE | | | | |
| **Financial indicators (MTN Group)** | | | | |
| Revenue | Rm | **23 871** | 19 405 | 12 432 |
| EBITDA | Rm | **8 983** | 6 217 | 3 765 |
| Profit before tax | Rm | **5 413** | 2 910 | 1 456 |
| Total tax paid | Rm | **921** | (684) | (908) |
| Profit after tax | Rm | **4 312** | 2 223 | 548 |
| Adjusted headline earnings per share | cents | **253,1** | 143,3 | 71,3 |
| Dividends per share | cents | **41** | – | – |
| Employee payroll and benefits | Rm | **1 096** | 964 | 826 |
| **Social (MTN Group)** | | | | |
| Total permanent staff numbers | No | **4 844** | 4 275 | |
| Procurement expenditure on BEE | Rm | **647** | 500 | |
| Percentage workforce represented by independent trade union | % | **–** | – | |
| Percentage person-days lost to industrial action, compared to total person-days worked | % | **–** | – | |

## Key indicators for individual MTN operations
(Year ending 31 March 2004)

| | Units | MTN South Africa* | MTN Nigeria | MTN Cameroon | MTN Uganda** | MTN Rwanda** | MTN Swaziland** |
|---|---|---|---|---|---|---|---|
| ECONOMIC PERFORMANCE Revenue | Rm | 15 199 | 6 973 | 1 069 | 917 | 242 | 233 |
| Local procurement (total cost of goods materials and services and services purchased from local/BEE suppliers) | Rm | 647 | 2 604 | 652 | 662 | 451 | 23 |
| Total taxes paid | Rm | 1 526 | 788 | 157 | 219 | 44 | 5 |
| Government subsidies received | Rm | none | none | none | none | none | none |
| Employee payroll, benefits and taxes | Rm | 764 | 241 | 51 | 56 | 23 | 21 |
| Corporate social investment | Rm | 22 | 29 | 4,7 | *** | 1,7 | *** |
| TOTAL SUBSCRIBERS – 31 March 2004 ('000) | No | 6 270 | 1 966 | 581 | 495 | 146 | 85 |
| – 1 April 2003 ('000) | | 4 723 | 1 037 | 431 | 363 | 105 | 68 |
| TELEDENSITY Mobile penetration | % | 36 | 3,1 | 6,7 | 3,1 | 1,2 | 7,7 |
| Number of base stations | No | 4 245 | 839 | 219 | 257 | 77 | 66 |
| STAFF NUMBERS | | | | | | | |
| TOTAL | No | 3 462 | 1 618 | 343 | 378 | 172 | 90 |
| Permanent (and local for MTN Int) | No | 2 349 | 1 599 | 292 | 375 | 155 | 74 |
| Part-time employment/ contract | No | 1 113 | 19 | 51 | 3 | 17 | 16 |

* *MTN South Africa also includes amounts and statistics relating to the Group's satellite and internet operations as well as MTN International and MTN Mauritius.*
** *Data reflects 100% of the operation.*
*** *Amounts under R1 million (Uganda R907 000; Swaziland R589 000).*

# Performance tables

*continued*

## MTN Group South Africa – Employment Equity figures

(years refer to financial reporting period)

| Table 1 | Board members | | Group executives | | General managers | | Management and consultant | | General staff | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| Black (number) (African, Coloured and Asian) | 6 | 8 | 9 | 11 | 16 | 12 | 106 | 100 | 1 315 | 1 331 |
| (% of total) | (46) | (72) | (53) | (61) | (43) | (38) | (35) | (32) | (68) | (67) |
| Women (number) | 3 | 1 | 4 | 4 | 8 | 8 | 77 | 74 | 852 | 906 |
| (% of total) | (23) | (9) | (24) | (22) | (22) | (25) | (25) | (24) | (44) | (45) |

| Table 2 | | Male | | | | | Female | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Date | | African | Indian | Coloured | White | Total male | African | Indian | Coloured | White | Total female | Total | Diversity index ABC % | Designated % |
| 31 March 2004 | MTN SA total | 406 | 179 | 157 | 460 | 1 202 | 295 | 111 | 168 | 277 | 851 | 2 053 | 64,10 | 77,59 |
| | MTN Group total (Total for the Group's South African based entities) | 445 | 194 | 172 | 534 | 1 345 | 322 | 127 | 186 | 306 | 941 | 2 286 | 63,25 | 76,64 |
| 31 March 2003 | MTN SA total | 410 | 163 | 165 | 492 | 1 230 | 309 | 115 | 165 | 307 | 896 | 2 216 | 62,42 | 76,86 |
| | MTN Group total (Total for the Group's South African based entities) | 445 | 181 | 176 | 558 | 1 360 | 336 | 130 | 186 | 340 | 992 | 2 352 | 61,82 | 76,28 |
| Diversity index ABC % | *Stands for total number of African, Coloured and Asian employees excluding all White employees.* | | | | | | | | | | | | | |
| Designated % | Stands for total number of African, Coloured, Asian and White female employees, these are designated employees and exclude White male employees. | | | | | | | | | | | | | |

## Key

✓ Sufficient disclosure

~ Partial disclosure

X No disclosure

NA Not applicable

## Global Reporting Initiative (GRI) Content Index

| Reporting Elements and Performance Indicators – 2002 GRI Guidelines | | Status | Reference in MTN Report |
|---|---|---|---|
| VISION AND STRATEGY | | | |
| 1.1 | Group's vision and strategy regarding sustainable development | ✓ | Understanding sustainable development |
| 1. | CEO Statement describing key elements of the report | ✓ | Message from the Group CEO |
| PROFILE | | | |
| 2.1 | Name of reporting organisation | ✓ | About MTN's Sustainability Development Report |
| 2.2 | Major products and services | ✓ | MTN at a Glance<br>Business Report |
| 2.3 | Operational structure | ✓ | Business Report |
| 2.4 | Major divisions, operating companies, subsidiaries, and joint ventures | ✓ | Business Report |
| 2.5 | Countries in which the organisation's operations are located | ✓ | Review of Operations |
| 2.6. | Nature of ownership; legal form | ✓ | Business Report |
| 2.7. | Nature of markets served | ✓ | Business Report |
| 2.8 | Scale of the organisation | ✓ | Business Report |
| 2.9 | List of stakeholders | ✓ | Stakeholder Engagement |
| 2.10 | Contact person | ✓ | About MTN's Sustainability Development Report |
| 2.11 | Reporting period | ✓ | About MTN's Sustainability Development Report |
| 2.12 | Date of most recent previous report | ✓ | About MTN's Sustainability Development Report |
| 2.13 | Boundaries of report | ✓ | About MTN's Sustainability Development Report |
| 2.14 | Significant changes in size, structure, ownership, or products/services since previous report | ✓ | Business Report |
| 2.15 | Basis for reporting on joint ventures, partially owned subsidiaries, leased facilities, and outsourced operations | ✓ | About MTN's Sustainability Development Report |
| 2.16 | Explanation regarding restatement of information in earlier reports | NA | Not applicable |
| 2.17 | Decisions not to apply GRI principles or protocols | NA | Not applicable |
| 2.18 | Criteria/definitions used in any accounting for economic, environmental, and social costs and benefits | NA | Not applicable |
| 2.19 | Significant changes from previous years in the measurement methods applied to key economic, environmental, and social information | NA | Not applicable |
| 2.20 | Policies and internal practices to enhance and provide assurance about the accuracy, completeness, and reliability that can be placed on the sustainability reporting | NA | Not applicable |

# Performance tables
*continued*

## Global Reporting Initiative (GRI) Content Index continued

| | Reporting Elements and Performance Indicators – 2002 GRI Guidelines | Status | Reference in MTN Report |
|---|---|---|---|
| 2.21 | Policy and current practice with regard to providing independent assurance for the full report | NA | Not applicable |
| 2.22 | Availability of additional information and reports | ✓ | About MTN's Sustainability Development *Report* |
| GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS | | | |
| 3.1 | *Governance structure, including major board committees* | ✓ | *Business Report* |
| 3.2 | Percentage of the board of directors that are independent, non-executive directors | ✓ | Business Report |
| 3.3 | Process for determining the board members expertise | ✓ | Business Report |
| 3.4 | *Board-level processes for overseeing economic,* environmental, and social risks and opportunities | ✓ | Business Report |
| 3.5 | Linkage between executive compensation and achievement of goals | ✓ | Business Report |
| 3.6 | Organisational structure and key responsibilities | ✓ | Business Report |
| 3.7 | Mission and values statements and codes of conduct | ✓ | Business Report |
| 3.8 | Mechanisms for shareholders to provide recommendations to the board | ✓ | Business Report |
| 3.9 | Major stakeholders | ✓ | Stakeholder Engagement |
| 3.10 | Approaches to stakeholder consultation | ✓ | Stakeholder Engagement |
| 3.11 | Type of information generated by stakeholder consultations | ✓ | Stakeholder Engagement |
| 3.12 | Use of information resulting from stakeholder engagements | ✓ | Stakeholder Engagement |
| 3.13 | Implementation of the precautionary approach | ➢ | Environmental Performance |
| 3.14 | *Externally developed, economic, environmental, and* social charters | ➢ | *Various charters and initiatives* referred to throughout the report |
| 3.15 | Memberships in industry and business associations | ➢ | Various associations referred to throughout the report |
| 3.16 | Policies and/or systems for managing upstream and downstream impacts | ✓ | Relevant activities referred to in various parts of the report |
| 3.17 | Approach to managing indirect economic, environmental, and social impacts | ➢ | Relevant activities *referred to in various* parts of the report |
| 3.18 | Decisions regarding the location of, or changes in, operations | ✓ | Business Report |
| 3.19 | Programmes and procedures pertaining to economic, *environmental, and social performance* | ✓ | Economic, Social and Environmental Performance |

## Global Reporting Initiative (GRI) Content Index continued

| Reporting Elements and Performance Indicators – 2002 GRI Guidelines | | Status | Reference in MTN Report |
|---|---|---|---|
| 3.20 | Status of certification pertaining to economic, environmental, and social management | ➢ | Environmental Performance |
| ECONOMIC PERFORMANCE INDICATORS | | | |
| EC1 | Net sales | ✓ | Performance Tables<br>Business Report<br>Review of Operations |
| EC2 | Geographic breakdown of markets | ✓ | Detail in Annual Financial Report<br>See also Review of Operations |
| EC3 | Cost of all goods, material, and services purchased | ✓ | Detail in Annual Financial Report |
| EC4 | Percentage of contracts paid in accordance with agreed terms | X | This data not sufficiently monitored |
| EC5 | Total payroll and benefits | ✓ | Performance Tables<br>Business Report |
| EC6 | Distributions to providers of capital | ✓ | Performance Tables<br>Business Report |
| EC7 | Increase/decrease in retained earnings at end of period | ✓ | Business Report |
| EC8 | Total sum of taxes of all types paid broken down by country | ✓ | Performance Tables<br>Operational Review |
| EC9 | Subsidies received broken down by country or region | ✓ | Performance Tables<br>(Reported at Group level only) |
| E10 | Donations to community, civil society, and other groups | ✓ | Review of Operations |
| ENVIRONMENTAL PERFORMANCE INDICATORS | | | |
| EN1 | Total materials use other than water, by type | ➢ | Environmental Performance (full quantitative data not provided as not deemed sufficiently material) |
| EN2 | Percentage of materials used that are wastes (processed or unprocessed) from sources external to the reporting organisation | X | This data is currently not sufficiently monitored |
| EN3 | Direct energy use segmented by primary source | ➢ | Environmental Performance (full quantitative data not provided as not deemed sufficiently material) |
| EN4 | Indirect energy use | ➢ | Environmental Performance (full quantitative data not provided as not deemed sufficiently material) |
| EN5 | Total water use | ➢ | Environmental Performance (full quantitative data not provided as not deemed sufficiently material) |

# Performance tables

*continued*

| Global Reporting Initiative (GRI) Content Index continued | | | |
|---|---|---|---|
| Reporting Elements and Performance Indicators – 2002 GRI Guidelines | | Status | Reference in MTN Report |
| EN6 | Land owned, leased, or managed in biodiversity-rich habitats | X | This data is currently not formally gathered. Procedures are in place to minimise impacts on these areas |
| EN7 | Major impacts on biodiversity | ✓ | Environmental Performance |
| EN8 | Greenhouse gas emissions | X | This data is currently not sufficiently monitored as not deemed sufficiently material |
| EN9 | Use and emissions of ozone-depleting substances | ➢ | Environmental Performance (full quantitative data not provided as not deemed sufficiently material) |
| EN10 | NOx, SOx, and other significant air emissions by type | X | This data is currently not sufficiently monitored as not deemed sufficiently material |
| EN11 | Total amount of waste by type and destination | ➢ | Environmental Performance (full quantitative data not provided as not deemed sufficiently material) |
| EN12 | Significant discharges to water by type | ➢ | Environmental Performance (full quantitative data not provided as not deemed sufficiently material) |
| EN13 | Significant spills of chemicals, oils, and fuels | ➢ | Environmental Performance (full quantitative data not provided as not deemed sufficiently material) |
| EN14 | Significant environmental impacts of principal products and services | ✓ | Environmental Performance |
| EN15 | Percentage of the weight of products sold that is reclaimable | ➢ | Environmental Performance (full quantitative data not provided as not deemed sufficiently material) |
| EN16 | Incidents of and fines for legal non-compliance | ✓ | Environmental Performance |
| SOCIAL PERFORMANCE INDICATORS | | | |
| Labour Practices and Decent Work | | | |
| LA1 | Breakdown of workforce | ✓ | Social Performance (Group level) Performance Table (Operations) |
| LA2 | Net employment creation and average turnover segmented by region/country | ➢ | Social Performance (Group level only) |

## Global Reporting Initiative (GRI) Content Index continued

| Reporting Elements and Performance Indicators – 2002 GRI Guidelines | | Status | Reference in MTN Report |
|---|---|---|---|
| LA3 | Percentage of employees represented by independent trade unions | ✓ | Social Performance (Group level) Performance Table (Operations) |
| LA4 | Policy and procedures involving information, consultation, and negotiation with employees over changes in the reporting organisation's operations | ✓ | Social Performance |
| LA5 | Occupational accidents and diseases | ✓ | Social Performance |
| LA6 | Joint health and safety committees | ✓ | Social Performance |
| LA7 | Standard injury, lost day, and absentee rates and number of work-related fatalities | ➢ | Social Performance (Group level) Performance Table (Operations) |
| LA8 | Description of policies or programmes on HIV/AIDS | ✓ | Social Performance |
| LA9 | Average hours of training per year per employee by category of employee | ➢ | Social Performance (Group level) |
| LA10 | Equal opportunity policies or programmes | ✓ | Social Performance Performance Table |
| LA11 | Composition of senior management and corporate governance bodies | ✓ | Social Performance Performance Table |
| **Human Rights** | | | |
| HR1 | Policies, guidelines, corporate structure, and procedures to deal with all aspects of human rights | ➢ | Social Performance (General reference only) |
| HR2 | Consideration of human rights impacts as part of investment and procurement | ➢ | Social Performance (General reference only) |
| HR3 | Policies and procedures to address human rights performance in the supply chain | ➢ | Social Performance (General reference only) |
| HR4 | Policy and procedures/programmes preventing all forms of discrimination | ➢ | Social Performance (General reference only) |
| HR5 | Freedom of association policy | ✓ | Social Performance Performance Table |
| HR6 | Policy excluding child labour | ➢ | Social Performance (General reference only) |
| HR7 | Policy to prevent forced and compulsory labour | ➢ | Social Performance (General reference only) |

# *Performance tables*

*continued*

## Global Reporting Initiative (GRI) Content Index continued

| Reporting Elements and Performance Indicators – 2002 GRI Guidelines | | Status | Reference in MTN Report |
|---|---|---|---|
| **Society** | | | |
| SO1 | Policies to manage impacts on communities in areas affected by activities | ➢ | Social Performance Operational Review |
| SO2 | Policy and procedures addressing bribery and corruption | ✓ | Corporate Governance and Risk Management |
| SO3 | Policy and procedures for managing political lobbying and contributions | ✓ | Corporate Governance and Risk Management |
| **Product Responsibility** | | | |
| PR1 | Policy for preserving customer health and safety during use of products and services | ✓ | Social Performance Environmental Performance |
| PR2 | Policy and procedures related to product information and labelling | ➢ | Various customer information initiatives described in Operational Review section |
| PR3 | Policy and procedures for consumer privacy | X | Not addressed in depth |

# *MTN 2004 Sustainability Report feedback form*

*We value your feedback to help us make these reports more meaningful. Please let us know what you think about the MTN 2004 Sustainability Report or our sustainability performance in general.*

**What is the nature of your relationship with MTN:**

MTN employee ☐ MTN shareholder ☐ MTN Subscriber ☐ MTN supplier ☐
NGO employee ☐ Government official ☐ Journalist ☐ Financial analyst ☐
Other (please specify) ☐

______________________________________________

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**From which country are you?**

Cameroon ☐ Rwanda ☐ Swaziland ☐
Nigeria ☐ South Africa ☐ Uganda ☐

**Does this report address the sustainability issues that are of greatest interest to you?**

Comprehensively ☐ Partially ☐ Not at all ☐

**What additional issues would you like to see included in future reports?**

______________________________________________

______________________________________________

**What was your overall impression of the report in terms of:**

| | Excellent | Good | Fair | Poor |
|---|---|---|---|---|
| 1) Content | ☐ | ☐ | ☐ | ☐ |
| 2) Design | ☐ | ☐ | ☐ | ☐ |

**Do you have any additional comments on the report – or on MTN's sustainability performance in general?**

______________________________________________

______________________________________________

**May we quote your comment in future?** Yes ☐ No ☐

**Your name and address (optional):**

______________________________________________

______________________________________________

**Would you like to be consulted when we prepare our next Sustainability Report?** Yes ☐ No ☐
**Would you prefer future copies of the report via the internet rather than in print?** Yes ☐ No ☐

ADDRESS DETAILS ON THE REVERSE SIDE HEREOF

Please forward your comments to MTN Group Corporate Affairs on:


| | |
|---|---|
| Fax | (+27 11) 301 6516 or |
| E-mail | sustainability@mtn.co.za or |
| Mail | using the enclosed reply paid envelope (applicable in South Africa only). |

## Acknowledgements

Advisors: KPMG Sustainability Services
Telephone: +27 (83) 561 1292
Author: Jon Hanks Consulting
Telephone: +27 (83) 325 9482

## MTN


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